As filed with the Securities and Exchange Commission on December 17, 2015
Registration No. 333-208197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
Under the Securities Act OF 1933

GoDaddy Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7370	46-5769934
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
14455 N. Hayden Road
Scottsdale, Arizona 85260
(480) 505-8800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Blake J. Irving
Chief Executive Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, Arizona 85260
(480) 505-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Nima Jacobs Kelly, Esq. Executive Vice President & General Counsel Matthew A. Forkner, Esq. Vice President & Deputy General Counsel GoDaddy Inc. 14455 N. Hayden Road Scottsdale, Arizona 85260 (480) 505-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 17, 2015

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
4,312,361 Shares
Class A Common Stock

GoDaddy Inc. is registering 4,312,361 shares of its Class A common stock issuable upon exchange of limited liability company units of Desert Newco, LLC (the LLC Units) to permit certain holders of LLC Units who choose to exchange such LLC Units for shares of Class A common stock to sell those shares in the open market, subject to any applicable market standoff, lock-up and other legal restrictions. Desert Newco, LLC is the holding company for all of our operating subsidiaries and we are the managing member of Desert Newco, LLC. Under the exchange agreement between the holders of LLC Units and us, the holders of LLC Units (other than us and GD Subsidiary Inc.) may, subject to certain restrictions set forth in the exchange agreement, exchange their LLC Units (together with the same number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. The shares of Class A common stock registered hereunder will only be issued to the extent the holders of LLC Units exchange their units for shares of Class A common stock.
We will not receive any cash proceeds from the issuance of any of the Class A common stock registered hereunder.
We may issue from time to time pursuant to this prospectus up to an aggregate of 4,312,361 shares of our Class A common stock, par value $0.001 per share, to certain holders of LLC Units, upon the exchange by such holders of an equal number of LLC Units (together with the same number of shares of our Class B common stock). The holders of LLC Units entitled to exchange their LLC Units (and shares for Class B common stock) for the Class A common stock registered hereunder do not include Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners, Technology Crossover Ventures, YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.) or any of their affiliates.
Our Class A common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “GDDY.” On December 11, 2015, the NYSE official closing sales price of our Class A common stock was $33.58 per share.
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Investing in our Class A common stock involves risks. See the section titled “Risk Factors” on page 12 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
_______________________
The date of this prospectus is , 2015.

	Page		Page
Prospectus Summary	1	Business	85
The Offering	6	Management	102
Summary Consolidated Financial Data	7	Executive Compensation	112
Risk Factors	10	Certain Relationships and Related Party Transactions	131
Special Note Regarding Forward-Looking Statements	40	Principal Stockholders	140
Market and Industry Data	42	Description of Capital Stock	143
Organizational Structure	43	Shares Eligible For Future Sale	150
Exchanges of LLC Units for Class A Common Stock	45	Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders of Our Class A Common Stock	152
Use of Proceeds	46	Plan Of Distribution	155
Dividend Policy	47	Legal Matters	155
Price Range of Our Class A Common Stock	48	Experts	155
Unaudited Pro Forma Consolidated Financial Information	49	Where You Can Find More Information	156
Selected Consolidated Financial Data	53	Index to Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	58
This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, other publicly available information and information based on our internal sources.
_____________________
Neither we nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.
_____________________
Unless expressly indicated or the context suggests otherwise, references in this prospectus to (i) “GoDaddy,” the “Company,” “we,” “us” and “our” refer GoDaddy Inc. and its consolidated subsidiaries, including Desert Newco, LLC, and (ii) “Desert Newco” refers to Desert Newco, LLC. We refer to Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Silver Lake Partners (together with its affiliates, “Silver Lake” and together with KKR, the “Sponsors”) and Technology Crossover Ventures (together with its affiliates, “TCV”).

i

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes before deciding whether to exchange your LLC Units for shares of our Class A common stock.
GODADDY INC.
Our customers have bold aspirations—the drive to be their own boss, write their own story and take a leap of faith to pursue their dreams. Launching that brewery, running that wedding planning service, organizing that fundraiser, expanding that web-design business or whatever sparks their passion. We are inspired by our customers and are dedicated to helping them turn their powerful ideas into meaningful action. Our vision is to radically shift the global economy toward small business by empowering passionate individuals to easily start, confidently grow and successfully run their own ventures.
Who We Are
Our 13.6 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and the determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy to use cloud-based products and outcome-driven, personalized Customer Care. We operate the world’s largest domain marketplace, where our customers can find that unique piece of digital real estate that perfectly matches their idea. We provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly changing technology landscape. As our customers grow, we provide applications that help them connect to their customers, manage and grow their businesses and get found online.
Often technology companies force their customers to choose between technology and support, delivering one but not the other. At GoDaddy, we break that compromise and strive to deliver both great technology and great support to our customers. We believe engaging with our customers in a proactive, consultative way helps them knock down the technology hurdles they face. And, through the thousands of conversations we have with our customers every day, we receive valuable feedback that enables us to continually evolve our products and solutions.
Our people and unique culture have been integral to our success. We live by the same principles that enable new ventures to survive and thrive: hard work, perseverance, conviction, an obsession with customer satisfaction and a belief that no one can do it better. We take responsibility for driving successful outcomes and are accountable to our customers, which we believe has been a key factor in enabling our rapid customer and revenue growth. We believe we have one of the most recognized brands in technology. Our tagline—“It’s Go Time”—captures the spirit and drive of our customers and links our brand to their experience.
For the year ended December 31, 2014 and the nine months ended September 30, 2015, we had revenue of $1.4 billion and $1.2 billion, respectively, and net loss of $143.3 million and $119.9 million, respectively.
On April 7, 2015, we completed our initial public offering, or IPO, of 26,000,000 shares of Class A common stock at a public offering price of $20.00 per share, including 2,500,000 shares purchased by affiliates of members of our board of directors. We received $491.8 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly-issued limited liability company units, or LLC Units, from Desert Newco at a price per unit equal to the IPO price. Immediately following the completion of the IPO, there were 64,825,912 shares of Class A common stock outstanding, and we held 64,825,912 LLC Units, representing an approximate 42% ownership interest in Desert Newco. Additionally, immediately following the completion of the IPO, there were 90,425,288 shares of Class B common stock outstanding, equivalent to the number of LLC Units not held by us, representing the approximate remaining 58% ownership interest in Desert Newco.
In connection with the IPO, we completed a series of organizational transactions, or the Reorganization Transactions, including: (i) the amendment and restatement of Desert Newco’s limited liability company agreement, or the New LLC Agreement, to, among other things, appoint us as Desert Newco’s sole managing member and reclassify all LLC Units as non-

voting units; (ii) the issuance of shares of Class B common stock to each of Desert Newco’s existing owners, or the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units owned; and (iii) the acquisition, by merger, of four members of Desert Newco, or the Reorganization Parties, for which we issued 38,825,912 shares of Class A common stock as consideration, or the Investor Corp Mergers.
Concurrent with the completion of the IPO, we became a party to five Tax Receivable Agreements, or TRAs. Four of the TRAs are between us and each of the four Reorganization Parties, with the fifth being between us and the Continuing LLC Owners. The TRAs provide for payment to the Reorganization Parties and the Continuing LLC Owners of approximately 85% of the amount of the calculated tax savings, if any, we will realize due to the Investor Corp Mergers and any future exchanges of LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock. See “Risk Factors—Risks Related to our Company and Our Organizational Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” for additional information regarding the TRAs.
Our Opportunity
Our customers represent a large and diverse market which we believe is largely underserved. According to the U.S. Small Business Administration, there were approximately 28 million small businesses in 2012. Most small businesses have fewer than five employees, and most small business owners identify themselves as having little to no technology skills. According to the International Labor Organization Statistics Database, there were more than 200 million people outside the United States identified as self-employed in 2012. We believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, charities and hobbyists.
Despite the ubiquity and importance of the Internet to individual consumers, many small businesses and organizations have remained offline given their limited resources and inadequate tools. We believe approximately 60% of small business do not have a website. However, as proliferation of mobile devices blurs the online/offline distinction into an “always online” world, having an impactful online presence is becoming a “must have” for small businesses worldwide.
Our customers share common traits, such as tenacity and determination, yet their specific needs vary depending on the type and stage of their ventures. They range from individuals who are thinking about starting a business to established ventures that are up and running but need help attracting customers, growing their sales or expanding their operations. While our customers have differing degrees of resources and technical capabilities, they all share a universal need for simple and easy to use technology to build their online presence and grow their ventures. Although our customers’ needs change depending on where they are in their lifecycles, the most common customer needs we serve include:

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Getting online and finding a great domain name. Every great idea needs a great name. Staking a claim with a domain name has become the de facto first step in establishing an idea online. Our customers want to find a name that perfectly identifies their business, hobby or passion. When inspiration strikes, we are there to provide our customers with high-quality search, discovery and recommendation tools as well as the broadest selection of domains to help them find the right name for their venture.

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Turn their domain into a dynamic online presence. Our products enable anyone to build an elegant website or online store—for both desktop and mobile—regardless of technical skill. Our products, powered by a unified cloud platform, enable our customers to get found online by extending their website and its content to where they need to be—from search engine results (e.g. Google) to social media (e.g. Facebook) to vertical marketplaces (e.g. Yelp and OpenTable)—all from one location. For more technically-sophisticated web designers, developers and customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools. We design these solutions to be easy to use, effective, reliable, flexible and a great value.

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Growing their business and running their operations. Our customers want to spend their time on what matters most to them—selling their products or services or helping their customers do the same. We provide our customers with productivity tools such as domain-specific email, online storage, invoicing, bookkeeping and payment solutions to help run their ventures as well as robust marketing products to attract and retain customers. In today’s online world, these activities are increasingly linked to a customer’s online presence.

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Easy to use products with help from a real Customer Care specialist when needed. Our customers want products that are easy to use, and sometimes they need help from real people to set up their website, launch a new feature or try something new. We build products that are intuitive for beginners to use yet robust and feature-rich to address the needs of expert designers and power-users. Our Customer Care team consists of more than 3,600 specialists who are available 24/7/365 and are capable of providing care to customers with different levels of technical sophistication. Our specialists are measured on customer outcomes and the quality of the experience they provide, not other common measures like handle time and cost per call. We strive to provide high-quality, personalized care and deliver a distinctive experience that helps us create loyal customers who renew their subscriptions, purchase additional products and refer their family and friends to us.

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Technology solutions that grow with them over time. Our customers need a simple platform and set of tools that enable their domain, website and other solutions to easily work together as their business grows and becomes more complex, and they need that platform to be simple to manage. Our API-driven technology platform is built on state-of-the-art, open source technologies like Hadoop, OpenStack and other large-scale, distributed systems. Simply put, we believe our products work well together and are more valuable and easier to use together than if our customers purchased these products individually from other companies and tried to integrate them.

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Reliability, security and performance on a global technology platform. Our customers expect products that are reliable, and they want to be confident that their digital presence is secure. As of September 30, 2015, we handled an average of over 13 billion domain name system, or DNS, queries per day and hosted approximately 10 million websites across more than 55,000 servers around the world. In addition, we have 35 petabytes in data storage capacity. We focus on online security, customer privacy and reliable infrastructure to address the evolving needs of our customers.

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Affordable solutions. Our customers often have limited financial resources and are unable to make large, upfront investments in the latest technology. Our customers need affordable solutions that level the playing field and give them the tools to look and act like bigger businesses. We price most of our products at a few dollars per month while providing our customers with both robust features and functionality and personalized Customer Care.

Our Competitive Advantages
We believe the following strengths provide us with competitive advantages in realizing the potential of our opportunity:

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We are the leading domain name marketplace, the key on-ramp in establishing a digital identity. We are the global market leader in domain name registration with approximately 61 million domains under management as of September 30, 2015, which represented over 20% of the world’s domains according to VeriSign’s Domain Name Industry Brief.

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We combine an integrated cloud-technology platform with rich data science. At our core, we are a product and technology company. As of September 30, 2015, we had 818 engineers, 160 issued patents and 204 pending patent applications in the United States. Our investment in technology and development and our data science capabilities enable us to innovate and deliver a personalized experience to our customers.

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We operate an industry-leading Customer Care team that also drives bookings. We give our customers much more than typical customer support. Our team is unique, blending personalized Customer Care with the ability to evaluate our customers’ needs, which allows us to help and advise them as well as drive incremental bookings for our business. Our Customer Care team contributed approximately 25% of our total bookings through September 30, 2015. Our customers respond to our personalized approach with high marks for customer satisfaction. Our proactive Customer Care model is a key component that helps create a long-term customer relationship which is reflected in our high retention rates.

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Our brand and marketing efficiency. We believe GoDaddy is one of the most recognized technology brands in the United States. Our tagline “It’s Go Time” reflects the spirit and initiative of our customers and links our brand to their experience. Through a combination of cost-effective direct-marketing, brand advertising and customer referrals, we have increased our total customers from 8.2 million as of December 31, 2010 to 13.6 million as of September 30, 2015.

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Our people and our culture. We are a company whose people embody the grit and determination of our customers. Our world-class engineers, scientists, designers, marketers and Customer Care specialists share a passion for technology and its ability to change our customers’ lives. We value hard work, extraordinary effort, living passionately, taking intelligent risks and working together toward successful customer outcomes. Our relentless pursuit of doing right for our customers has been a crucial ingredient to our growth.

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Our financial model. We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe that the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team build strong relationships with our customers and are key to our high level of customer retention.

•	Our scale. We have achieved significant scale in our business which enables us to efficiently acquire new customers, serve our existing customers and continue to invest to support our growth.

•	As of September 30, 2015, we had 13.6 million customers, and in 2014, we added more than 1.1 million customers.

•	In 2014, we generated $1.7 billion in total bookings up from $939 million in 2010, representing a compound annual growth rate, or CAGR, of 16%.

•	In 2014, we had $1.4 billion of revenue up from $741 million in 2010, representing a CAGR of 17%.

•
In the five years ended December 31, 2014, we invested to support our growth with $976 million and $656 million in technology and development expenses and marketing and advertising expenses, respectively.

Our Key Metrics
We generate bookings and revenue from sales of product subscriptions, including domain products, hosting and presence offerings and business applications. We use total bookings as a performance measure, given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We believe total bookings is an indicator of the expected growth in our revenue and the operating performance of our business. We have two primary sales channels: our website and our Customer Care team.  For the nine months ended, September 30, 2015, we derived approximately 74% and 25% of our total bookings through our website and our Customer Care team, respectively. For the nine months ended, September 30, 2015, 25% of our total bookings was attributable to customers outside of the United States.
Our Strategy
We are pursuing the following principal strategies to drive our business:

•	Expand and innovate our product offerings. Our product innovation priorities include:

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Deliver the next generation of naming. With over 296 million existing domains registered, it may be increasingly difficult for customers to find the name that best suits their needs. As a result, the Internet Corporation for Assigned Names and Numbers, or ICANN, has authorized the introduction of more than 1,300 new generic top-level domains, or gTLDs, over the next several years. These newly introduced gTLDs include names that are geared toward professions (e.g. .photography), personal interests (e.g. .guru), geographies (e.g. .london, .nyc and .vegas) and just plain fun (e.g. .ninja). Additionally, we believe there is great potential in the emerging secondary market to match buyers to sellers who already own the domains. We are continuing to invest in search, discovery and recommendation tools and transfer protocols for the combined markets of primary and secondary domains.

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Power elegant and effortless presence. We will continue to invest in tools, templates and technology to make the process of building a professional looking mobile or desktop website simple and easy. Additionally, we are investing in products that help our customers drive their customer acquisition efforts (e.g. Get Found) by managing their presence across search engines, social networks and vertical marketplaces.

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Make the business of business easy. Our business applications range from domain-specific email to payment and bookkeeping tools and help our customers grow their ventures. We intend to continue investing in the breadth of our product offerings that help our customers connect with their customers and run their businesses.

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Win the Web Pros. We are investing in our end-to-end web professional offerings ranging from open application programming interfaces, or APIs, to our platform, delegation products and administrative tools as well as dedicated Customer Care resources. Our acquisition of Media Temple, Inc., or Media Temple, further expanded our web professional offerings, bolstered our dedicated Customer Care team and extended our reach into the web professional community.

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Go global. As of September 30, 2015, approximately 30% of our customers were located in international markets, notably Canada, India and the United Kingdom. We began investing in the localization of our service offerings in markets outside of the United States in 2012 and, as of September 30, 2015, we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages. To support our international growth, we will continue investing to develop our local capabilities across products, marketing programs, data centers and Customer Care.

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Partner up. Our flexible platform also enables us to acquire companies and quickly launch new products for our customers, including the launch of a series of partnerships ranging from Microsoft Office 365 for email to

PayPal for payments. We also acquired companies and technologies in 2013 and 2014 that bolstered our product offerings. We intend to continue identifying technology acquisition targets and partnership opportunities that add value for our customers.

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Make it personal. We are beginning to leverage data and insights to personalize the product and Customer Care experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. We are constantly seeking to improve our website, marketing programs and Customer Care to intelligently reflect where customers are in their lifecycle and identify their specific product needs. We intend to continue investing in our technology and data platforms to further enable our personalization efforts.

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Wrap it with Care. We believe that our highly-rated Customer Care team is distinctive and essential to the lifetime value proposition we offer our customers. We are continuing to invest in improving the quality of our Customer Care resources as well as to introduce improved tools and processes across our expanding global footprint.

Risks Affecting Us
Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include, but are not limited to, the following:

•	our inability to attract and retain customers and increase sales to new and existing customers;

•	our inability to successfully develop and market products that respond promptly to the needs of our customers;

•	our failure to promote and maintain a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	evolving technologies and resulting changes in customer behavior or practices;

•	our failure to successfully or cost-effectively manage our marketing efforts and channels;

•	our failure to provide high-quality Customer Care;

•	significant competition; and

•	the business risks of international operations.
See “Risk Factors” for a more thorough discussion of these and other risks and uncertainties we face.
Corporate Background and Information
We were incorporated in Delaware on May 28, 2014. Our principal executive offices are located at 14455 N. Hayden Road, Scottsdale, Arizona 85260 and our telephone number is (480) 505-8800. Our website is www.godaddy.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
GoDaddy, the GoDaddy design logo and other GoDaddy trademarks and service marks included in this prospectus are the property of GoDaddy Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Class A common stock registered hereby to be issued upon exchange of certain of our LLC Units (together with the same number of shares of our Class B common stock)	Up to 4,312,361 shares of Class A common stock (2,812,694 of these shares are restricted from being transferred pursuant to agreements with us until April 7, 2016).
Class A common stock to be outstanding after exchanges registered hereby	71,374,633 shares (or 157,460,746 shares if all then outstanding exchangeable LLC Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).
Class B common stock to be outstanding after the exchanges registered hereby	86,086,113 shares.
Voting power held by holders of Class A common stock after giving effect to the exchanges registered hereby	45.3%
Voting power held by holders of Class B common stock after giving effect to the exchanges registered hereby	54.7%
Use of proceeds	We will not receive any cash proceeds from the issuance of any of the Class A common stock registered hereby.
New York Stock Exchange trading symbol	“GDDY”
Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our Class A common stock.

In this prospectus, unless otherwise indicated, the number of shares of our Class A common stock outstanding and the other information based thereon does not reflect:

•	28,267,072 shares of Class A common stock issuable upon the exercise of options outstanding as of September 30, 2015, with a weighted-average exercise price of $9.82 per share;

•	45,867 shares of Class A common stock issuable upon the exercise of warrants outstanding as of September 30, 2015, with an exercise price of $7.44 per share; and

•	57,132 shares of Class A common stock issuable upon the vesting of restricted stock units, or RSUs, that were outstanding as of September 30, 2015.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables present our summary consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 is derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 are derived from our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The summary consolidated financial data presented below is not necessarily indicative of the results to be expected for any future period, and results for any interim period presented below are not necessarily indicative of the results to be expected for the full year. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
				(unaudited)
Consolidated Statements of Operations Data:	(in millions, except share amounts which are reflected in thousands and per share amounts)
Total revenue	$910.9	$1,130.8	$1,387.3	$1,015.6	$1,181.9
Costs and operating expenses:
Cost of revenue	430.3	473.9	518.4	384.6	420.9
Technology and development	175.4	207.9	254.4	187.4	202.8
Marketing and advertising	130.1	145.5	164.7	121.7	150.8
Customer care	132.6	150.9	190.5	140.6	167.2
General and administrative	106.4	143.9	168.4	127.5	167.6
Depreciation and amortization	138.6	140.6	152.8	113.0	116.4
Total costs and operating expenses	1,113.4	1,262.7	1,449.2	1,074.8	1,225.7
Operating loss	(202.5)	(131.9)	(61.9)	(59.2)	(43.8)
Interest expense	(79.1)	(71.0)	(85.0)	(61.3)	(54.7)
Loss on debt extinguishment	—	—	—	—	(21.4)
Other income (expense), net	2.3	1.9	0.8	1.0	0.7
Loss before income taxes	(279.3)	(201.0)	(146.1)	(119.5)	(119.2)
Benefit (provision) for income taxes	0.2	1.1	2.8	3.0	(0.7)
Net loss	(279.1)	(199.9)	(143.3)	(116.5)	(119.9)
Less: net loss attributable to non-controlling interests	—	—	—	—	(44.2)
Net loss attributable to GoDaddy Inc.	$(279.1)	$(199.9)	$(143.3)	$(116.5)	$(75.7)
Net loss per share of Class A common stock—basic and diluted(1)	$(2.21)	$(1.58)	$(1.11)	$(0.91)	$(0.82)
Weighted-average common shares of Class A common stock outstanding—basic and diluted(1)	38,826	38,826	38,826	38,826	56,153

(1) Amounts for periods prior to our initial public offering have been retrospectively adjusted to give effect to the organizational transactions described in Note 1 to our audited consolidated financial statements appearing elsewhere in this prospectus. The prior period amounts do not consider the 26,000 shares of Class A common stock sold in our initial public offering. See Note 12 to our audited consolidated financial statements appearing elsewhere in this prospectus.

	December 31,	September 30,
	2014	2015
		(unaudited)
Consolidated Balance Sheet Data:	(in millions)
Cash and cash equivalents	$139.0	$327.7
Prepaid domain name registry fees	425.6	458.1
Property and equipment, net	220.9	221.5
Total assets	3,264.8	3,470.1
Deferred revenue	1,250.6	1,412.5
Long-term debt, including current portion	1,418.9	1,048.0
Total liabilities	2,854.4	2,838.9
Total members’/stockholders’ equity	410.4	631.2
Key Metrics
We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our business:

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
	(unaudited; in millions, except ARPU)
Total bookings	$1,249.6	$1,397.9	$1,675.2	$1,265.6	$1,450.2
Total customers at period end	10.2	11.6	12.7	12.5	13.6
Average revenue per user (ARPU)	$93	$104	$114	$112	$119
Adjusted EBITDA	$173.9	$196.3	$271.5	$215.1	$263.9
Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business since we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period because refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.
Total customers. We define total customers as those, as of the end of a period, having an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.
Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however, in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting.”
Adjusted EBITDA. Adjusted EBITDA is a measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes and adjustments to the TRA liability, equity-based compensation expense, change in deferred revenue, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the

Sponsors and TCV, which was terminated in connection with the IPO, (v) costs incurred under the executive chairman services agreement, which was terminated in connection with the IPO, (vi) costs associated with consulting services provided by KKR Capstone and (vii) the loss incurred on the extinguishment of the $300.0 million senior note. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.
See “Selected Consolidated Financial Data—Key Metrics” for more information and reconciliations of our key metrics to the most directly comparable financial measures calculated and presented in accordance with GAAP.

RISK FACTORS
This offering and an investment in our Class A common stock involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to exchange your LLC Units for shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our Class A common stock would likely decline and you might lose all or part of your investment.
Risks Related to Our Business
If we are unable to attract and retain customers and increase sales to new and existing customers, our business and operating results would be harmed.
Our success depends on our ability to attract and retain customers and increase sales to new and existing customers. We derive a substantial portion of our revenue from domains and our hosting and presence products. The rate at which new and existing customers purchase and renew subscriptions to our products depends on a number of factors, including those outside of our control. Although our total customers and revenue have grown rapidly in recent periods, we cannot be assured that we will achieve similar growth rates in future periods. In future periods, our total customers and revenue could decline or grow more slowly than we expect. Our sales could fluctuate or decline as a result of lower demand for domain names, websites and related products, declines in our customers’ level of satisfaction with our products and our Customer Care, the timeliness and success of product enhancements and introductions by us and those of our competitors, the pricing offered by us and our competitors, the frequency and severity of any system outages, breaches and technological change. Our revenue has grown historically due in large part to sustained customer growth rates and strong renewal sales of subscriptions to our domain name registration and hosting and presence products. Our future success depends in part on maintaining strong renewal sales. Our costs associated with renewal sales are substantially lower than costs associated with generating revenue from new customers and costs associated with generating sales of additional products to existing customers. Therefore, a reduction in renewals, even if offset by an increase in other revenue, would reduce our operating margins in the near term. Any failure by us to continue to attract new customers or maintain strong renewal sales could have a material adverse effect on our business, growth prospects and operating results. In addition, we also offer business application products such as personalized email accounts and recently expanded our product offerings to include a wider array of these products. If we are unable to increase sales of these additional products to new and existing customers, our growth prospects may be harmed.
If we do not successfully develop and market products that anticipate or respond promptly to the needs of our customers, our business and operating results may suffer.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our historical success has been based on our ability to identify and anticipate customer needs and design products that provide small businesses and ventures with the tools they need to create, manage and augment their digital identity. To the extent we are not able to continue to identify challenges faced by small businesses and ventures and provide products that respond in a timely and effective manner to their evolving needs, our business, operating results and financial condition will be adversely affected.
The process of developing new technology is complex and uncertain. If we fail to accurately predict customers’ changing needs or emerging technological trends, or if we fail to achieve the benefits expected from our investments in technology (including investments in our internal development efforts, acquisitions or partner programs), our business could be harmed. We must continue to commit significant resources to develop our technology in order to maintain our competitive position, and these commitments will be made without knowing whether such investments will result in products the market will accept. Our new products or product enhancements could fail to attain meaningful market acceptance for many reasons, including:

•	delays in releasing new products or product enhancements, or those of companies we may acquire, to the market;

•	our failure to accurately predict market demand or customer preferences;

•	defects, errors or failures in product design or performance;

•	negative publicity about product performance or effectiveness;

•	introduction of competing products (or the anticipation thereof) by other market participants;

•	poor business conditions for our customers or poor general macroeconomic conditions;

•	the perceived value of our products or product enhancements relative to their cost; and

•	changing regulatory requirements adversely affecting the products we offer.
There is no assurance that we will successfully identify new opportunities, develop and bring new products to market on a timely basis, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive, any of which could adversely affect our business and operating results. If our new products or enhancements do not achieve adequate acceptance in the market, or if our new products do not result in increased sales or subscriptions, our competitive position will be impaired, our anticipated revenue growth may not be achieved and the negative impact on our operating results may be particularly acute because of the upfront technology and development, marketing and advertising and other expenses we may incur in connection with the new product or enhancement.
Our brand is integral to our success. If we fail to effectively protect or promote our brand, our business and competitive position may be harmed.
Effectively protecting and maintaining awareness of our brand is important to our success, particularly as we seek to attract new customers globally. We have invested, and expect to continue to invest, substantial resources to increase our brand awareness, both generally and in specific geographies and to specific customer groups, such as web professionals, or Web Pros. There can be no assurance that our brand development strategies will enhance the recognition of our brand or lead to increased sales. Furthermore, our international branding efforts may prove unsuccessful due to language barriers and cultural differences. If our efforts to effectively protect and promote our brand are not successful, our operating results may be adversely affected. In addition, even if our brand recognition and loyalty increases, our revenue may not increase at a level that is commensurate with our marketing spend.
Our brand campaigns have historically included high-visibility events, such as the Super Bowl, and have involved celebrity endorsements or provocative themes. Some of our past advertisements have been controversial. Since 2013, we began re-orienting our brand position to focus more specifically on how we help individuals start, grow and run their own ventures. For example, one of our 2014 Super Bowl commercials featured one of our customers leaving her job as an operating engineer to pursue her dream of opening her own business. There can be no assurance that we will succeed in repositioning our brand, or that by doing so we will grow our total customers, increase our revenue or maintain our current high level of brand recognition. If we fail in these branding efforts, our business and operating results could be adversely affected.
A security breach or network attack could delay or interrupt service to our customers, harm our reputation or subject us to significant liability.
Our operations depend on our ability to protect our network and systems against interruption or damage from unauthorized entry, computer viruses, denial of service attacks and other security threats beyond our control. We regularly experience denial or disruption of service, or DDOS, attacks by hackers aimed at disrupting service to our customers and placing illegal or abusive content on our or our customers’ websites, and we may be subject to DDOS attacks or content abuse in the future. In addition, from time to time, we may suspend a customer’s domain name when certain activity on their site breaches our terms of service (for example, phishing or resource misuse) or harms other customers’ websites that share the same resources. We may also suspend a customer’s website if it is repeatedly targeted by DDOS attacks that disrupt other customers’ websites or servers or otherwise impacts our infrastructure. We cannot guarantee that our backup systems, regular data backups, security protocols, network protection mechanisms and other procedures currently in place, or that may be in place in the future, will be adequate to prevent network and service interruption, system failure, damage to one or more of our systems or data loss. Also, our products are cloud-based, and the amount of data we store for our customers on our servers has been increasing as our business has grown. Despite the implementation of security measures, our infrastructure may be vulnerable to computer viruses, worms, other malicious software programs, illegal or abusive content or similar disruptive problems caused by our customers, employees, consultants or other Internet users who attempt to invade or disrupt public and private data networks. Any actual or perceived breach of our security could damage our reputation and brand, expose us to a risk of loss or litigation and possible liability, require us to expend significant capital and other resources to alleviate problems caused by the breach, and deter customers from using our products, any of which would harm our business, financial condition and operating results.
If the security of the confidential information or personally identifiable information we maintain, including that of our customers and the visitors to our customers’ websites stored in our systems, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.
Our business involves the storage and transmission of confidential information, including personally identifiable information. We take steps to protect the security, integrity and confidentiality of the personal information and other sensitive information, including payment card information, that we collect, store or transmit, but cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If third parties succeed in penetrating our network security or that of our vendors and partners, or in otherwise accessing or obtaining without authorization the payment card information or other sensitive or confidential information that we or our vendors and partners maintain, we could be subject to liability. Hackers or individuals who attempt to breach our network security or that of our vendors and partners could, if successful, cause the unauthorized disclosure, misuse, or loss of personally identifiable information or other confidential information, including payment card information, suspend our web-hosting operations or cause malfunctions or interruptions in our networks.
If we or our partners experience any breaches of our network security or sabotage, or otherwise suffer unauthorized use or disclosure of, or access to, personally identifiable information or other confidential information, including payment card information, we might be required to expend significant capital and resources to protect against or address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our vendors and partners may be unable to anticipate these techniques or to implement adequate preventative measures. Advances in computer capabilities, discoveries of new weaknesses and other developments with software generally used by the Internet community, such as the recently discovered Heartbleed vulnerability, which is a vulnerability in Secure Sockets Layer, or SSL, or the Shellshock vulnerability in the Bash shell, also increase the risk that we will suffer a security breach. We and our partners also may suffer security breaches or unauthorized access to personally identifiable information and other confidential information, including payment card information, due to employee error, rogue employee activity, unauthorized access by third parties acting with malicious intent or who commit an inadvertent mistake or social engineering. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures and our reputation could be harmed and we could lose current and potential customers.
Security breaches or other unauthorized access to personally identifiable information and other confidential information, including payment card information, could result in claims against us for unauthorized purchases with payment card information, identity theft or other similar fraud claims as well as for other misuses of personally identifiable information, including for unauthorized marketing purposes, which could result in a material adverse effect on our business or financial condition. Moreover, these claims could cause us to incur penalties from payment card associations (including those resulting from our failure to adhere to industry data security standards), termination by payment card associations of our ability to accept credit or debit card payments, litigation and adverse publicity, any of which could have a material adverse effect on our business and financial condition.
We are exposed to the risk of system failures and capacity constraints.
We have experienced, and may in the future experience, system failures and outages that disrupt the operation of our websites or our products such as web-hosting and email, or the availability of our Customer Care operations. For example, certain of our customers experienced a service outage in September 2012, which led to our granting of $10.4 million of service disruption credits to certain customers. Our revenue depends in large part on the volume of traffic to our websites, the number of customers whose websites we host on our servers and the availability of our Customer Care operations. Accordingly, the performance, reliability and availability of our websites and servers for our corporate operations and infrastructure, as well as in the delivery of products to customers, are critical to our reputation and our ability to attract and retain customers.
We are continually working to expand and enhance our website features, technology and network infrastructure and other technologies to accommodate substantial increases in the volume of traffic on our godaddy.com and affiliated websites, the number of customer websites we host and our overall total customers. We may be unsuccessful in these efforts, or we may be unable to project accurately the rate or timing of these increases. In the future, we may be required to allocate resources, including spending substantial amounts, to build, purchase or lease data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer traffic, as well as increased traffic to customer websites that we host. We cannot predict whether we will be able to add network capacity from third-party suppliers or otherwise as we require it. In addition, our network or our suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to process orders or download data effectively in a timely manner. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity could significantly reduce consumer demand for our products. Such reduced demand and resulting loss of traffic, cost increases, or failure to accommodate new technologies could harm our business, revenue and financial condition.
Our systems, including those of our data centers and Customer Care operations, are also vulnerable to damage from fire, power loss, telecommunications failures, computer viruses, physical and electronic break-ins and similar events. The property and business interruption insurance coverage we carry may not be adequate to compensate us fully for losses that may occur.

Evolving technologies and resulting changes in customer behavior or customer practices may impact the value of and demand for domain names.
Historically, Internet users would typically navigate to a website by directly typing its domain name into a web browser or navigation bar. The domain name serves as a branded, unique identifier not unlike a phone number or email address. People now use multiple methods in addition to direct navigation to access websites. For example, people increasingly use search engines to find and access websites as an alternative to typing a website address directly into a web browser navigation bar. People are also using social networking and microblogging sites more frequently to find and access websites. Further, as people continue to access the Internet more frequently through applications on mobile devices, domain names become less prominent and their value may decline. These evolving technologies and changes in customer behavior may have an adverse effect on our business and prospects.
We rely on our marketing efforts and channels to promote our brand and acquire new customers. These efforts may require significant expense and may not be successful or cost-effective.
We use a variety of marketing channels to promote our brand, including online keyword search, sponsorships and celebrity endorsements, television, radio and print advertising, email and social media marketing. If we lose access to one or more of these channels, such as online keyword search, because the costs of advertising become prohibitively expensive or for other reasons, we may become unable to promote our brand effectively, which could limit our ability to grow our business. Further, if our marketing activities fail to generate traffic to our website, attract customers and lead to new and renewal sales of our subscriptions at the levels that we anticipate, our business and operating results would be adversely affected. There can be no assurance that our marketing efforts will succeed or be cost-efficient, and if our customer acquisition costs increase, our business, operating results and financial performance could be adversely affected.
Our ability to increase sales of our products is highly dependent on the quality of our Customer Care. Our failure to provide high-quality Customer Care would have an adverse effect on our business, brand and operating results.
Our Customer Care team has historically contributed significantly to our total bookings. In 2014 and the nine months ended September 30, 2015, we generated approximately 23% and 25% of our total bookings, respectively, from sales originating through our Customer Care team.
The majority of our current offerings are designed for customers who often self-identify as having limited to no technology skills. Our customers depend on our Customer Care to assist them as they create, manage and grow their digital identities. After launching their sites and leveraging our product offerings, customers depend on our Customer Care team to quickly resolve any issues relating to those offerings. Further, as we continue to broaden our portfolio of solutions, increase the size of our customer base and increase the size of our solution deployments within our customers IT infrastructure, we must continue to adapt our customer support organization to ensure our customers continue to receive the high level of customer service which they have come to expect. Notwithstanding our commitment to Customer Care, our customers will occasionally encounter interruptions in service and other technical challenges and it is therefore critical that we are there to provide ongoing, high-quality support to help ensure high renewal rates and cross-selling of our products. Additionally, we recently expanded our focus to include Web Pros and are also expanding into non-U.S. markets. We must continue to refine our efforts in Customer Care so that we can adequately serve these customer groups as we expand.
If we do not provide effective ongoing Customer Care, our ability to sell our products to new and existing customers could be harmed, our subscription renewal rates may decline and our reputation may suffer, any of which could adversely affect our business, reputation and operating results.
We face significant competition for our products in the domain name registration and web-hosting markets and other markets in which we compete, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.
We provide cloud-based solutions that enable individuals, businesses and organizations to establish an online presence, connect with customers and manage their ventures. The market for providing these solutions is highly fragmented with some vendors providing part of the solution and highly competitive with many existing competitors. These solutions are also rapidly evolving, creating opportunity for new competitors to enter the market addressing specific solutions or segments of the market. In some instances, we have commercial partnerships with companies with whom we also compete. Given our broad product portfolio, we compete with niche point-solution products and broader solution providers. Our competitors include providers of traditional domain registration services and web-hosting solutions, website creation and management solutions, e-commerce enablement providers, cloud computing service and online security providers, alternative web presence and marketing solutions providers and providers of productivity tools such as business-class email.

We expect competition to increase in the future from competitors in the domain and hosting and presence markets, such as Endurance, United Internet, Web.com and Rightside, as well as competition from companies such as Amazon, Google and Microsoft, all of which are providers of web-hosting and other cloud-based services and have recently entered the domain name registration business as upstream registries, and eBay and Facebook, both of which offer robust Internet marketing platforms. Google recently launched its new Google Domains service to sell domain name registration services to third-parties. Some of our current and potential competitors have greater resources, more brand recognition and consumer awareness, more diversified product offerings, greater international scope and larger customer bases than we do, and we may therefore not be able to effectively compete with them. If these competitors and potential competitors decide to devote greater resources to the development, promotion and sale of products in the markets in which we compete, or if the products offered by these companies are more attractive to or better meet the evolving needs of our customers, our market share, growth prospects and operating results may be adversely affected.
In addition, in an attempt to gain market share, competitors may offer aggressive price discounts or alternative pricing models on the products they offer, such as so-called “freemium” pricing in which a basic offering is provided for free with advanced features provided for a fee, or increase commissions paid to their referral sources. As a result, increased competition could result in lower sales, price reductions, reduced margins and the loss of market share.
Furthermore, conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in technology and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their ability to compete. The continued entry of competitors into the domain name registration and web-hosting markets, and the rapid growth of some competitors that have already entered each market, may make it difficult for us to maintain our market position. Our ability to compete will depend upon our ability to provide a better product than our competitors at a competitive price and supported by superior Customer Care. To remain competitive, we may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and there can be no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future.
The future growth of our business depends in significant part on increasing our international bookings. Our recent and continuing international expansion efforts subject us to additional risks.
Bookings outside of the United States represented 22%, 24%, 25% and 25% of our totals for 2012, 2013, 2014 and the nine months ended September 30, 2015, respectively. In 2012, we began the process of localizing our products in numerous markets, languages and currencies, expanding our systems to accept payments in forms that are common outside of the United States, focusing our marketing efforts in numerous non-U.S. geographies, tailoring our Customer Care offerings to serve these markets, expanding our infrastructure in various non-U.S. locations and establishing Customer Care operations in overseas locations. We intend to continue our international expansion efforts. As a result, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target. Furthermore, as we continue to expand internationally, it may prove difficult to maintain our corporate culture, which we believe has been critical to our success. In addition, we have limited experience operating in foreign jurisdictions. Conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States, including the following:

•	management, communication and integration problems resulting from language barriers, cultural differences and geographic dispersion of our customers and personnel;

•	the success of our efforts to localize and adapt our products for specific countries, including language translation of, and associated Customer Care support for, our products;

•
compliance with foreign laws, including laws regarding online disclaimers, advertising, liability of online service providers for activities of customers especially with respect to hosted content and more stringent laws in foreign jurisdictions relating to consumer privacy and protection of data collected from individuals and other third parties;

•	accreditation and other regulatory requirements to provide domain name registration, web-hosting and other products in foreign jurisdictions;

•	greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	greater costs and expenses associated with international marketing and operations;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	different or lesser degrees of protection for our or our customers’ intellectual property and free speech rights in certain countries;

•	increased exposure to foreign currency risks;

•
increased risk of a failure of employees to comply with both U.S. and foreign laws, including export and antitrust regulations, anti-bribery regulations and any trade regulations ensuring fair trade practices;

•	heightened risk of unfair or corrupt business practices in certain geographies;

•	the potential for political, social or economic unrest, terrorism, hostilities or war; and multiple and possibly overlapping tax regimes.
In addition, the expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international operations. These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.
Mobile devices are increasingly being used to access the Internet, and our cloud-based and mobile support products may not operate or be as effective when accessed through these devices, which could harm our business.
We offer our products across a variety of operating systems and through the Internet. Historically, we designed our web-based products for use on a desktop or laptop computer; however, mobile devices, such as smartphones and tablets, are increasingly being used as the primary means for accessing the Internet and conducting e-commerce. We are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products. In addition, because a growing number of our customers access our products through mobile devices, we are dependent on the interoperability of our products with mobile devices and operating systems. In 2013, we acquired M.dot Inc., or M.dot, a leading mobile application for small business website creation and management that helps customers leverage mobile e-commerce services. Improving mobile functionality is integral to our long-term product development and growth strategy. In the event that our customers have difficulty accessing and using our products on mobile devices, our customer growth, business and operating results could be adversely affected.
We have made significant investments in recent periods to support our growth strategy. These investments may not succeed. If we do not effectively manage future growth, our operating results will be adversely affected.
We continue to increase the breadth and scope of our product offerings and operations. To support future growth, we must continue to improve our information technology and financial infrastructure, operating and administrative systems and ability to effectively manage headcount, capital and processes. We must also continue to increase the productivity of our existing employees and hire, train and manage new employees as needed while maintaining our unique corporate culture. If we fail to manage our growth or change in a manner that fails to preserve the key aspects of our corporate culture, the quality of our platform, products and Customer Care may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.
We have incurred, and will continue to incur, expenses relating to our investments in international operations and infrastructure, such as the expansion of our marketing presence in India, Europe and Latin America; our targeted marketing spending to attract new customer groups, such as Web Pros and customers in non-U.S. markets; and investments in software systems and additional data center resources to keep pace with the growth of our cloud infrastructure and cloud-based product offerings. We have made significant investments in product development, corporate infrastructure and technology and development, and intend to continue investing in the development of our products and infrastructure and our marketing and Customer Care teams.
We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower or may develop more slowly than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

We have experienced rapid growth over the last several years, which has placed a strain on our management, administrative, operational and financial infrastructure. The scalability and flexibility of our infrastructure depends on the functionality and bandwidth of our data centers, peering sites and servers. The significant growth in our total customers and the increase in the number of transactions that we process have increased the amount of our stored customer data. Any loss of data or disruption in our ability to provide our product offerings due to disruptions in our infrastructure could result in harm to our brand or reputation. Moreover, as our customer base continues to grow and uses our platform for more complicated tasks, we will need to devote additional resources to improve our infrastructure and continue to enhance its scalability and security. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our results of operations and business.
We are in the process of evaluating new enterprise resource planning systems and are likely to select and implement a new system prior to the end of 2017. Until we implement a new system, we may experience difficulties in managing improvements to our existing systems and processes, which could disrupt our operations and the management of our finances. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast and report our results.
We may acquire other businesses or talent, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.
As part of our business strategy, we have in the past made, and may in the future make, acquisitions or investments in companies, talent, products and technologies that we believe will complement our business and address the needs of our customers. With respect to our recent acquisitions, we cannot ensure that we will be able to successfully integrate the acquired products, talent and technology or benefit from increased subscriptions and revenue. For example, we may be unsuccessful in capturing the Web Pro market or in helping our customers attract new customers to their businesses from sites like Google, Yahoo!, Facebook and Yelp, which were key considerations behind the acquisitions of Media Temple and Locu, Inc., or Locu. In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may be unsuccessful in achieving the anticipated benefits of the acquisition and may fail to integrate the acquired business and operations effectively. In addition, any future acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.
We may have to pay cash, incur debt or issue equity securities to pay for future acquisitions, each of which could adversely affect our financial condition or the value of our Class A common stock. Equity issuances in connection with potential future acquisitions may also result in dilution to our stockholders. In addition, our future operating results may be impacted by performance earn-outs or contingent bonuses. Furthermore, acquisitions may involve contingent liabilities, adverse tax consequences, additional equity-based compensation expense, adjustments for fair value of deferred revenue, the recording and subsequent amortization of amounts related to certain purchased intangible assets and, if unsuccessful, impairment charges resulting from the write-off of goodwill or other intangible assets associated with the acquisition, any of which could negatively impact our future results of operations.
In addition, if we are unsuccessful at integrating such acquisitions, or the operations or technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. We may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices and customer or sales channel issues. Any integration process may result in unforeseen operating difficulties and require significant time and resources, and we may not be able to manage the process successfully. In particular, we may encounter difficulties assimilating or integrating the companies, solutions, technologies, accounting systems, personnel or operations we acquire, particularly if the key personnel are geographically dispersed or choose not to work for us. We may also experience difficulty in effectively integrating or preserving the different cultures and practices of the companies we acquire. Acquisitions may also disrupt our core business, divert our resources and require significant management attention that would otherwise be available for development of our business. We may not successfully evaluate or utilize the acquired technology, intellectual property or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. If we fail to properly evaluate, execute or integrate acquisitions or investments, the anticipated benefits may not be realized, we may be exposed to unknown or unanticipated liabilities, and our business and prospects could be harmed.
If the rate of growth of small businesses and ventures is significantly lower than our estimates or if demand for our products does not meet expectations, our ability to generate revenue and meet our financial targets could be adversely affected.
Although we expect continued demand from small businesses and ventures for our products, it is possible that the rate of growth may not meet our expectations, or the market may not grow at all, either of which would adversely affect our business.

Our expectations for future revenue growth are based in part on assumptions reflecting our industry knowledge and experience serving small businesses and ventures, as well as our assumptions regarding demographic shifts, growth in the availability and capacity of Internet infrastructure internationally and the general economic climate. If any of these assumptions proves to be inaccurate, our revenue growth could be significantly lower than expected.
Our ability to compete successfully depends on our ability to offer an integrated and comprehensive suite of products that enable our diverse base of customers to start, grow and run their businesses. The success of our domains, hosting, presence and business application offerings is predicated on the assumption that an online presence is, and will continue to be, an important factor in our customers’ abilities to establish, expand and manage their businesses quickly, easily and affordably. If we are incorrect in this assumption, for example due to the introduction of a new technology or industry standard that supersedes the importance of an online presence or renders our existing or future products obsolete, then our ability to retain existing customers and attract new customers could be adversely affected, which could harm our ability to generate revenue and meet our financial targets.
We rely on search engines to attract a meaningful portion of our customers. If search engines change their search algorithms or policies regarding advertising, increase their pricing or suffer problems, our ability to attract new customers may be impaired.
Many of our customers locate our website and products through Internet search engines such as Google, Yahoo! and Bing. The prominence of our website in response to search inquiries is a critical factor in attracting potential customers to our websites. If we are listed less prominently or fail to appear in search results for any reason, visits to our websites by customers and potential customers could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites. Additionally, if the costs of search engine marketing services, such as Google AdWords, increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to this channel and our business and operating results could be adversely affected.
Furthermore, competitors may in the future bid on our brand names and other search terms that we use to drive traffic to our websites. Such actions could increase our advertising costs and result in decreased traffic to our websites. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our subscriptions.
If we are unable to increase sales of our products to Web Pros, our business, growth prospects and operating results will be adversely affected.
Historically, our business has been focused on serving individuals who are thinking about starting a business to small businesses and ventures that are up and running but need help growing and expanding their digital capabilities. As a result, our products were less suited to the needs of more technically skilled individuals or web developers and other Web Pros. Furthermore, we did not target Web Pros with our marketing activities or provide Customer Care resources that were tailored to this customer group. We recently expanded our customer focus to include Web Pros in order to increase our total customers and grow our revenue. In October 2013, we acquired Media Temple, a premium provider of web-hosting and other premium products specifically geared towards Web Pros. We are also working to tailor our marketing efforts to, and build dedicated Customer Care resources for, Web Pros. If we are unable to develop products and provide Customer Care that address the needs of Web Pros, successfully target them with our marketing efforts or successfully leverage the Media Temple brand to capture a greater portion of the Web Pros market, our business, growth prospects and operating results could be adversely affected.
We maintain a network of different types of partners, some of which create integrations with our products. For example, we partnered with Microsoft Corporation to offer Office 365 email and other productivity tools to our customers and SiteLock, LLC, or SiteLock, to offer website security products to our customers, and we have worked to make certain of our products interoperable with services such as Yelp. We have invested and will continue to invest in partner programs to provide new product offerings to our customers and help us attract additional customers. However, our relationships with our partners may not be as successful in generating new customers as we anticipate, which could adversely affect our ability to increase our total customers. Further, these programs could require substantial investment while providing no assurance of return or incremental revenue. We also rely on some of our partners to create integrations with third-party applications and platforms used by our customers, such as Office 365 and SiteLock. If our partners fail to create such integrations, or if they change the features of their applications or alter the terms governing use of their applications in an adverse manner, demand for our products could decrease, which would harm our business and operating results. If we are unable to maintain our contractual relationships with existing partners or establish new contractual relationships with potential partners, we may not be able to offer the products and related functionality that our customers expect, and we may experience delays and increased costs in adding customers and may lose customers, which could have a material adverse effect on us. Any ineffectiveness of our partner programs could adversely affect our business and results of operations.
Our quarterly and annual operating results may be adversely affected due to a variety of factors, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.
Our quarterly and annual operating results and key metrics have varied from period to period in the past, and we expect they may continue to fluctuate as a result of a number of factors, many of which are outside of our control, including:

•	our ability to attract new customers and retain existing customers;

•	the timing and success of introductions of new products;

•	changes in the growth rate of small businesses and ventures;

•	changes in renewal rates for our subscriptions and our ability to sell additional products to existing customers;

•	refunds to our customers could be higher than expected;

•	the timing of revenue recognition relative to the recording of the related expense;

•	any negative publicity or other actions which harm our brand;

•	the timing of our marketing expenditures;

•	the mix of products sold;

•	our ability to maintain a high level of personalized Customer Care and resulting customer satisfaction;

•	competition in the market for our products;

•	our ability to expand internationally;

•	changes in foreign currency exchange rates;

•	rapid technological change, frequent new product introductions and evolving industry standards;

•	systems, data center and Internet failures, breaches and service interruptions;

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changes in U.S. or foreign regulations that could impact one or more of our product offerings or changes to regulatory bodies, such as ICANN, as well as increased regulation by governments or multi-governmental organizations, such as the International Telecommunications Union, a specialized agency of the United Nations or the European Union, that could affect our business and our industry;

•	a delay in the authorization of new top-level domains, or TLDs, by ICANN or our ability to successfully on-board new TLDs which would impact the breadth of our customer offerings;

•	shortcomings in, or misinterpretations of, our metrics and data which cause us to fail to anticipate or identify market trends;

•	terminations of, disputes with, or material changes to our relationships with third-party partners, including referral sources, product partners and payment processors;

•	reductions in the selling prices for our products;

•	costs and integration issues associated with any acquisitions that we may make;

•	changes in legislation that affect our collection of sales and use taxes both in the United States and in foreign jurisdictions;

•	threatened or actual litigation; and

•	loss of key employees.
Any one of the factors above, or the cumulative effect of some of the factors referred to above, may result in significant fluctuations in our quarterly or annual operating results, including fluctuations in our key financial and operating metrics. This variability and unpredictability could result in our failing to meet our revenue, bookings or operating results expectations or those of securities analysts or investors for any period. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue and bookings trends. Accordingly, in the event of revenue or bookings shortfalls, we are generally unable to mitigate the negative impact on operating results in the short term. If we fail to meet or exceed such expectations for these or any other reasons, our business and stock price could be materially and adversely affected and we could face costly lawsuits, including securities class action suits.
We have a history of operating losses and may not be able to achieve profitability in the future.
We had net losses on a GAAP basis of $279 million, $200 million, $143 million and $120 million in 2012, 2013, 2014 and for the nine months ended September 30, 2015, respectively. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or achieve profitability in the future or on a consistent basis. We have incurred substantial expenses and expended significant resources upfront to market, promote and sell our products. We also expect to continue to invest for future growth. In addition, as a public company, we expect to incur significant accounting, legal and other expenses we did not incur as a private company.
As a result of our increased expenditures, we will have to generate and sustain increased revenue to achieve future profitability. Achieving profitability will require us to increase revenues, manage our cost structure and avoid significant liabilities. Revenue growth may slow or decline, or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increased competition, a decrease in the growth of the markets in which we operate, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed, and our stock price could be volatile or decline.
We may need additional equity, debt or other financing in the future, which we may not be able to obtain on acceptable terms, or at all, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.
We may need to raise funds in the future, for example, to develop new technologies, expand our business, respond to competitive pressures and make acquisitions. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Although our credit agreement limits our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders. Accordingly, under certain circumstances, we may incur substantial additional debt.
Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, interest rates, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or equity-linked securities, then existing stockholders could experience substantial dilution. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our Class A common stock. In addition, any such issuance could subject us to restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, to the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described elsewhere in this prospectus, including our possible inability to service our debt, would increase.
Because we are required to recognize revenue for our products over the term of the applicable agreement, changes in our sales may not be immediately reflected in our operating results.
We recognize revenue from our customers ratably over the respective terms of their subscriptions in accordance with GAAP. Our subscription terms are typically one year but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. Accordingly, increases in sales during a particular period do not translate into immediate, proportional increases in revenue during that period, and a substantial portion of the revenue we recognize during a quarter is derived from deferred revenue from customer subscriptions that we entered into during previous quarters. As a result, our margins may suffer despite substantial sales activity during a particular period, since GAAP does not permit us to recognize all of the revenue from these sales immediately. Conversely, the existence of substantial deferred revenue may prevent deteriorating sales activity from becoming immediately observable in our consolidated statement of operations.
In addition, we may not be able to adjust spending in a timely manner to compensate for any unexpected bookings shortfall, and any significant shortfall in bookings relative to planned expenditures could negatively impact our business and results of operations.

Our failure to properly register or maintain our customers’ domain names could subject us to additional expenses, claims of loss or negative publicity that could have a material adverse effect on our business.
System and process failures related to our domain name registration product may result in inaccurate and incomplete information in our domain name database. Despite testing, system and process failures may remain undetected or unknown, which could result in compromised customer data, loss of or delay in revenues, failure to achieve market acceptance, injury to our reputation or increased product costs, any of which could harm our business. Furthermore, the requirements for securing and renewing domain names vary from registry to registry and are subject to change. We cannot guarantee that we will be able to readily adopt and comply with the various registry requirements. Our failure or inability to properly register or maintain our customers’ domain names, even if we are not at fault, might result in significant expenses and subject us to claims of loss or to negative publicity, which could harm our business, brand and operating results.
We rely heavily on the reliability, security and performance of our internally developed systems and operations. Any difficulties in maintaining these systems may result in damage to our brand, service interruptions, decreased customer service or increased expenditures.
The reliability and continuous availability of the software, hardware and workflow processes that underlie our internal systems, networks and infrastructure and the ability to deliver our products are critical to our business, and any interruptions that result in our inability to timely deliver our products or Customer Care, or that materially impact the efficiency or cost with which we provide our products and Customer Care, would harm our brand, profitability and ability to conduct business. In addition, many of the software and other systems we currently use will need to be enhanced over time or replaced with equivalent commercial products or services, which may not be available on commercially reasonable terms or at all. Enhancing or replacing our systems, networks or infrastructure could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures and tools to operate our systems, networks or infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue.
We rely on a limited number of data centers to deliver most of our products. If we are unable to renew our data center agreements on favorable terms, or at all, our operating margins and profitability could be adversely affected and our business could be harmed.
We own one of our data centers and lease our remaining data center capacity from wholesale providers. We occupy our leased data center capacity pursuant to co-location service agreements with third-party data center facilities, which have built and maintain the co-located data centers for us and other parties. We currently serve all our customers from our GoDaddy-owned, Arizona-based data center as well as six domestic and two international co-located data center facilities located in Arizona, California, Virginia, the Netherlands and Singapore. Although we own the servers in these co-located data centers and engineer and architect the systems upon which our platforms run, we do not control the operation of these facilities, and we depend on the operators of these facilities to ensure their proper security and maintenance.
Despite precautions taken at our data centers, these facilities may be vulnerable to damage or interruption from break-ins, computer viruses, denial-of-service attacks, acts of terrorism, vandalism or sabotage, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes and similar events. The occurrence of any of these events or other unanticipated problems at these facilities could result in loss of data (including personal or payment card information), lengthy interruptions in the availability of our services and harm to our reputation and brand. While we have disaster recovery arrangements in place, they have only been tested in very limited circumstances and not during any large-scale or prolonged disasters or similar events.
The terms of our existing co-located data center agreements vary in length and expire on various dates through 2026. Only some of our agreements with our co-located data centers provide us with options to renew under negotiated terms. We also have agreements with other critical infrastructure vendors who provide all of our facilities, including our data centers, with bandwidth, fiber optics and electrical power. None of these infrastructure vendors are under any obligation to continue to provide these services after the expiration of their respective agreements with us, nor are they obligated to renew the terms of those agreements.
Our existing co-located data center agreements may not provide us with adequate time to transfer operations to a new facility in the event of early termination. If we were required to move our equipment to a new facility without adequate time to plan and prepare for such migration, we would face significant challenges due to the technical complexity, risk and high costs of the relocation. Any such migration could result in significant costs for us and may result in data loss and significant downtime for a significant number of our customers which could damage our reputation, cause us to lose current and potential customers and adversely affect our operating results and financial condition.

Undetected or unknown defects in our products could harm our business and future operating results.
The products we offer or develop, including our proprietary technology and technology provided by third parties, could contain undetected defects or errors. The performance of our products could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as, more broadly, on Internet users and consumers and third-party applications and services that utilize our solutions. These adverse effects, defects and errors, and other performance problems relating to our products could result in legal claims against us that harm our business and damage our reputation. The occurrence of any of the foregoing could result in compromised customer data, loss of or delay in revenues, an increase in our annual refund rate, which has ranged from 6.4% to 6.9% of total bookings from 2012 to 2014, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or brand and increased costs. In addition, while our terms of service specifically disclaim certain warranties, and contain limitations on our liability, courts may still hold us liable for such claims if asserted against us.
Privacy concerns relating to our technology could damage our reputation and deter existing and new customers from using our products.
From time to time, concerns have been expressed about whether our products or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, disclosure or security of personally identifiable information, including payment card information, or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results. In addition, as nearly all of our products are cloud-based, the amount of data we store for our customers on our servers (including personally identifiable information) has been increasing. Any systems failure or compromise of our security that results in the release of our users’ or customers’ data could seriously limit the adoption of our product offerings, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of cloud-based products we offer and operate in more countries.
We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations. Our failure to comply with these or any future laws, regulations or obligations could subject us to sanctions and damages and could harm our reputation and business.
We are subject to a variety of laws and regulations, including regulation by various federal government agencies, including the U.S. Federal Trade Commission, or FTC, and state and local agencies. We collect personally identifiable information, including payment card information, and other data from our current and prospective customers and others. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals, including payment card information, and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies, and other legal obligations may apply to our collection, distribution, use, security or storage of personally identifiable information or other data relating to individuals, including payment card information. These obligations may be interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another, other regulatory requirements or our internal practices. Any failure or perceived failure by us to comply with U.S., E.U. or other foreign privacy or security laws, policies, industry standards or legal obligations or any security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other customer data, including payment card information, may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.
We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations could impair our ability to collect or use information that we utilize to provide targeted advertising to our customers, thereby impairing our ability to maintain and grow our total customers and increase revenue. Future restrictions on the collection, use, sharing or disclosure of our users’ data or additional requirements for express or implied consent of users for the use and disclosure of such information could require us to modify our products, possibly in a material manner, and could limit our ability to develop new products and features.
In addition, several foreign countries and governmental bodies including the European Union and Canada, have laws and regulations concerning the collection and use of personally identifiable information obtained from their residents, including payment card information, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information, including payment card information, that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Although we are working to comply with those laws and regulations that apply to us, these and other obligations may be modified and they may be interpreted in different ways by courts, and new laws and regulations may be enacted in the future. Within the European Union, legislators are currently considering a regulation that would supersede the 1995 European Union Data Protection Directive, and which may include more stringent operational requirements for processors and controllers of personally identifiable information, including payment card information, and impose significant penalties for non-compliance.
Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws, regulations, other legal obligations or industry standards, or any changed interpretations of the foregoing limit our customers’ ability to use and share personally identifiable information, including payment card information, or our ability to store, process and share such personally identifiable information or other data, demand for our products could decrease, our costs could increase, and our business, operating results and financial condition could be harmed.
In particular, with regard to transfers of personal data, as such term is used in the 1995 EU Data Protection Directive and applicable European Union member state legislation, from our employees and European customers and users to the U.S., we historically have relied upon adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU Safe Harbor Framework agreed to by the U.S. Department of Commerce and the European Union. The U.S.-EU Safe Harbor Framework, which established means for legitimizing the transfer of personal data by U.S. companies from the European Economic Area, or EEA, to the U.S., recently was invalidated by a decision of the European Court of Justice, or the ECJ. In light of the ECJ’s decision, we are reviewing our business practices and may find it necessary or desirable to make changes to our personal data handling to cause our transfer and receipt of EEA residents’ personal data to be legitimized under applicable European law. We may be unsuccessful in establishing legitimate means for our transfer and receipt of personal data from the EEA or otherwise responding to the ECJ’s decision, and we may experience reluctance or refusal by current or prospective European customers to use our products. Our response to the ECJ’s decision may cause us to assume additional liabilities or incur additional costs, and the ECJ decision and our response could result in our business, operating results and financial condition being harmed. Additionally, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under applicable European Union data protection law. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.
Failure to adequately protect and enforce our intellectual property rights could substantially harm our business and operating results.
The success of our business depends in part on our ability to protect and enforce our patents, trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.
As of September 30, 2015, we had 160 issued patents in the United States covering various aspects of our product offerings. Additionally, as of September 30, 2015, we had 204 pending U.S. patent applications and intend to file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or others intellectual property may be unavailable or limited in scope. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not assure that we have an absolute right to practice the patented invention, or that we have the right to exclude others from practicing the claimed invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.
In addition to patented technology, we rely on our unpatented proprietary technology and confidential proprietary information, including trade secrets and know-how. Despite our efforts to protect the proprietary and confidential nature of such technology and information, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions in confidentiality agreements and other agreements that we generally enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights.
As of September 30, 2015, we had 392 registered trademarks in 54 countries, including the GoDaddy logo and mark in all international markets in which we operate or intend to operate. We have also registered, or applied to register, the trademarks associated with several of our leading brands in the United States and in certain other countries. Competitors and others may have adopted, and in the future may adopt, tag lines or service or product names similar to ours, which could impede our ability to build our brands’ identities and possibly lead to confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered and common law trademarks or trademarks that incorporate variations of the terms or designs of one or more of our trademarks and opposition filings made when we apply to register our trademarks.
From time to time, legal action by us may be necessary to enforce our patents, trademarks and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, operating results and financial condition.
Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits brought against us, could result in significant costs and substantially harm our business and operating results.
In recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights. Companies providing web-based and cloud-based products are increasingly bringing, and becoming subject to, suits alleging infringement of proprietary rights, particularly patent rights. The possibility of intellectual property infringement claims also may increase to the extent we face increasing competition and become increasingly visible as a publicly-traded company. Any claims that we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions that we make or our use of software licensed from or hosted by third parties, as we have less visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired or licensed technology that had not been asserted prior to our acquisition or license. We currently face, and expect to face in the future, claims by third parties that we infringe upon or misappropriate their intellectual property rights.
Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. This may prevent us from deterring patent infringement claims, and our competitors and others may now and in the future have larger and more mature patent portfolios than we have.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of any such litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our Class A common stock.
Regardless of whether claims that we are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle lawsuits and disputes on terms that are unfavorable to us. Some of our competitors and other third parties have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could.

Any intellectual property litigation to which we might become a party, or for which we are required to defend or to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products that incorporate or rely upon the intellectual property that our products allegedly infringe;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	subject us to indemnification obligations or obligations to refund fees to, and adversely affect our relationships with, our customers;

•	divert the attention and resources of management and technical personnel;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, or make other technology or branding changes to our solutions, each of which could be costly, time-consuming or impossible.
If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, our business or operating results could be harmed.
Our use of open source technology could impose limitations on our ability to commercialize our products.
We use open source software in our business, including in our products. It is possible that some such open source software is governed by licenses containing requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in certain manners.
Although we monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend, we cannot be certain that all open source software is reviewed prior to use in our proprietary software, that programmers working for us have not incorporated open source software into our proprietary software, or that they will not do so in the future. Any requirement to disclose our proprietary source code or to make it available under an open source license could be harmful to our business, operating results and financial condition. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such an event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.
Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.
Our products depend on the ability of our customers to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, in the United States are subject to uncertainty. The Federal Communications Commission passed Open Internet rules in February 2015, effective in June 2015, that generally provide for Internet neutrality with respect to fixed and mobile broadband Internet service, but they have been challenged in federal court. Any changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business. For example, to the extent any laws, regulations or rulings permit Internet service providers to charge some users higher rates than others for the delivery of their content, Internet service providers could attempt to use such law, regulation or ruling to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.
We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity, a customer-centric focus, collaboration and loyalty. Our corporate culture is central to our devoted Customer Care team which is a key component of the value we offer our customers. As we continue to evolve our business, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Difficulty in preserving our corporate culture will be exacerbated as we continue to expand internationally, grow our employee base and expand our solutions. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.
Our business is exposed to risks associated with credit card and other online payment chargebacks and fraud.
A majority of our revenue is processed through credit cards and other online payments. If our refunds or chargebacks increase, our processors could require us to increase reserves or terminate their contracts with us, which would have an adverse effect on our financial condition.
Our failure to limit fraudulent transactions conducted on our websites, such as through the use of stolen credit card numbers, could also subject us to liability. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on our credit card processor by the association. Under our contracts with our payment processors, we are required to reimburse our processors for such penalties. However, we face the risk that we may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on our business, financial condition and operating results.
We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay their fees to us if we fail to follow payment card industry data security standards, even if there is no compromise of customer information. Although we believe we are in compliance with payment card industry data security standards and do not believe that there has been a compromise of customer information, it is possible that at times either we or any of our acquired companies may not have been in full compliance with these standards. Accordingly, we could be fined or our products could be suspended, which would cause us to be unable to process payments using credit cards. If we are unable to accept credit card payments, our business, financial condition and operating results may be adversely affected.
In addition, we could be liable if there is a breach of the payment information we store. Online commerce and communications depend on the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, we cannot ensure that this technology will prevent breaches of the systems that we use to protect customer payment data. Although we maintain network security insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, some of our partners also collect or possess information about our customers, and we may be subject to litigation or our reputation may be harmed if our partners fail to protect our customers’ information or if they use it in a manner that is inconsistent with our practices. Data breaches can also occur as a result of non-technical issues. Under our contracts with our processors, if there is unauthorized access to, or disclosure of, credit card information that we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.
Activities of customers or the content of their websites could damage our reputation and brand or harm our business and financial results.
As a provider of domain name registration and hosting and presence products, we may be subject to potential liability for the activities of our customers on or in connection with their domain names or websites or for the data they store on our servers. Although our terms of service prohibit illegal use of our products by our customers and permit us to take down or suspend websites or take other appropriate actions for illegal use, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of applicable law or the customer’s own policies, which could subject us to liability. Furthermore, our reputation and brand may be negatively impacted by the actions of customers that are deemed to be hostile, offensive or inappropriate. We do not proactively monitor or review the appropriateness of the domain names our customers register or the content of their websites, and we do not have control over customer activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use is high profile.

Several U.S. federal statutes may apply to us with respect to various activities of our customers, including: the Digital Millennium Copyright Act of 1998, or the DMCA, which provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet; the Communications Decency Act of 1996, or the CDA, which regulates content on the Internet unrelated to intellectual property; and the Anticybersquatting Consumer Protection Act, or the ACPA, which provides recourse for trademark owners against cybersquatters. The DMCA and the CDA generally protect online service providers like us that do not own or control website content posted by customers from liability for certain activities of customers, such as the posting of defamatory or obscene content, unless the online service provider is participating in the unlawful conduct. For example, the safe harbor provisions of the DMCA shield Internet service providers and other intermediaries from direct or indirect liability for copyright infringement. However, under the DMCA, we must follow the procedures for handling copyright infringement claims set forth in the DMCA including expeditiously removing or disabling access to the allegedly infringing material upon the receipt of a proper notice from, or on behalf of, a copyright owner alleging infringement of copyrighted material located on websites we host. Under the CDA, we are generally not responsible for the customer-created content hosted on our servers and thus are generally immunized from liability for torts committed by others. Consequently, we do not monitor hosted websites or prescreen the content placed by our customers on their sites. Under the safe harbor provisions of the ACPA, domain name registrars are shielded from liability in many circumstances, including cybersquatting, although the safe harbor provisions may not apply if our activities are deemed outside the scope of registrar functions.
Although these statutes and case law in the United States have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. Neither the DMCA nor the CDA generally apply to claims of trademark violations, and thus they may be inapplicable to many of the claims asserted against our company. Furthermore, notwithstanding the exculpatory language of these bodies of law, the activities of our customers may result in threatened or actual litigation against us. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.
We may face liability or become involved in disputes over registration and transfer of domain names and control over websites.
As a provider of web-based and cloud-based products, including as a registrar of domain names and related products, we from time to time become aware of disputes over ownership or control of customer accounts, websites or domain names. We could face potential claims of tort law liability for our failure to renew a customer’s domain. We could also face potential tort law liability for our role in the wrongful transfer of control or ownership of accounts, websites or domain names. The safeguards and procedures we have adopted may not be successful in insulating us against liability from such claims in the future. In addition, we face potential liability for other forms of account, website or domain name “hijacking,” including misappropriation by third parties of our network of customer accounts, websites or domain names and attempts by third parties to operate accounts, websites or domain names or to extort the customer whose accounts, websites or domain names were misappropriated. Furthermore, we are exposed to potential liability as a result of our domain privacy product, wherein the identity and contact details for the domain name registrant are masked. Although our terms of service reserve our right to take certain steps when domain name disputes arise related to our privacy product, including the removal of our privacy service, the safeguards we have in place may not be sufficient to avoid liability, which could increase our costs of doing business.
Occasionally one of our customers may register a domain name that is identical or similar to a third party’s trademark or the name of a living person. These occurrences have in the past and may in the future lead to our involvement in disputes over such domain names. Disputes involving registration or control of domain names are often resolved through the Uniform Domain Name Dispute Resolution Policy, or the UDRP, ICANN’s administrative process for domain name dispute resolution, or less frequently through litigation under the ACPA, or under general theories of trademark infringement or dilution. The UDRP generally does not impose liability on registrars, and the ACPA provides that registrars may not be held liable for registration or maintenance of a domain name absent a showing of the registrar’s bad faith intent to profit. However, we may face liability if we act in bad faith or fail to comply in a timely manner with procedural requirements under these rules. In addition, domain name registration disputes and compliance with the procedures under the ACPA and URDP typically require at least limited involvement by us and, therefore, increase our cost of doing business. The volume of domain name registration disputes may increase in the future as the overall number of registered domain names increases.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.
Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In addition, some of the members of our current management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results.
If we are unable to hire, retain and motivate qualified personnel, our business would suffer.
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with language skills and cultural knowledge of the geographic markets that we have recently expanded to or that we intend to expand to in the near future, will be critical to our future success. Competition for highly skilled personnel is frequently intense. In addition, many of our employees have outstanding options or other equity awards. The ability to either exercise those options or sell their stock in a public market after the completion of this offering may lead to a larger than normal turnover rate. We intend to issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts. In addition, we are required under GAAP to recognize compensation expense in our operating results for employee equity-based compensation under our equity grant programs, which may negatively impact our operating results and may increase the pressure to limit equity-based compensation. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.
The requirements of being a public company may strain our resources.
As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. Management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We also continue to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including legal and accounting-related costs and significant management oversight.
We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on, and have our independent auditor attest to, the effectiveness of our internal control over financial reporting commencing with our December 31, 2016 annual report on Form 10-K.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business or changes in the applicable laws, regulations and standards. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange in the future.
Adverse economic conditions in the United States and international economies may adversely impact our business and operating results.
Unfavorable general economic conditions, such as a recession or economic slowdown in the United States or in one or more of our other major markets, could adversely affect demand for our products. The recent national and global economic downturn affected many sectors of the economy and resulted in, among other things, declines in overall economic growth, consumer and corporate confidence and spending, increases in unemployment rates and uncertainty about economic stability. Changing macroeconomic conditions may affect our business in a number of ways, making it difficult to accurately forecast and plan our future business activities. In particular, spending patterns of small businesses and ventures are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to small businesses and ventures, the then-current level of profitability experienced by small businesses and ventures and overall consumer confidence. Our products may be considered discretionary by many of our current and potential customers. As a result, people considering whether to purchase or renew subscriptions to our products may be influenced by macroeconomic factors that affect small businesses and ventures and consumer spending. Although we continued to grow through the most recent recession, we may be unable to do so in future economic slowdowns.
To the extent conditions in the national and global economy deteriorate, our business could be harmed as customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products. Weakening economic conditions may also adversely affect third parties with which we have entered into relationships and upon which we depend in order to grow our business. Uncertain and adverse economic conditions may also lead to a decline in the ability of our customers to use or access credit, including through credit cards, as well as increased refunds and chargebacks, any of which could adversely affect our business.
We are subject to export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.
Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. If we fail to comply with these laws and regulations, we could be subject to civil or criminal penalties and reputational harm. U.S. export control laws and economic sanctions laws also prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities.
As part of our due diligence in connection with the acquisition of Media Temple in 2013, we learned that Media Temple had apparently provided services during the previous five years to a limited number of persons located in countries that are the subject of U.S. embargoes. Media Temple filed with OFAC an initial voluntary disclosure in September 2013 and a final voluntary disclosure in January 2014. Additionally, as part of our due diligence in connection with the August 2014 acquisition of Mad Mimi, LLC, or Mad Mimi, we and our counsel reviewed and assessed various business data provided by Mad Mimi and learned that Mad Mimi had provided services during the previous five years to a limited number of persons located in countries that are the subject of U.S. embargoes. As a result of that review and in connection with the closing of our acquisition, Mad Mimi filed an initial voluntary disclosure with OFAC in August 2014, terminated the unauthorized accounts, and filed a final report with OFAC in February 2015. OFAC closed out both voluntary disclosures without penalties on September 10, 2015 and May 5, 2015, respectively. We have undertaken and are continuing to implement a number of screening and other remedial measures designed to prevent users in embargoed countries and prohibited persons from purchasing or accessing our products or services. Even though we take precautions to prevent transactions with U.S. sanctions targets, there is risk that in the future we could provide our products to such targets despite such precautions. Changes in the list of embargoed countries and regions or prohibited persons may require us to modify these procedures in order to comply with governmental regulations. This could result in negative consequences to us, including government investigations, penalties and reputational harm.
Changes in our products or changes in export and import regulations may create delays in the introduction and sale of our products in international markets or, in some cases, prevent the sale of our products to certain countries, governments or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products or decreased ability to sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to sell our products internationally could adversely affect our growth prospects.

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery laws.
The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act 2010, or the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.
We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws;

•	tax effects of equity-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.
In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events and to interruption by man-made problems such as terrorism.
A significant natural disaster, such as an earthquake, fire or flood could have a material adverse impact on our business, operating results and financial condition. Natural disasters could lead to significant power outages and otherwise affect our data centers as well as our infrastructure vendors’ abilities to provide connectivity and perform services on a timely basis. In the event our or our service providers’ IT systems abilities are hindered by any of the events discussed above, we and our customers’ websites could experience downtime, and our products could become unavailable. In addition, acts of terrorism and other geopolitical unrest could cause disruptions in our business or the business of our infrastructure vendors, partners or customers or the economy as a whole. Any disruption in the business or operations of our data center hosting providers or customers could have a significant adverse effect on our operating results and financial performance in a given period. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be ineffective in the event of such a disaster.
Risks Related to Our Industry
Governmental and regulatory policies or claims concerning the domain name registration system and the Internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.
ICANN is a multi-stakeholder, private sector, not-for-profit corporation formed in 1998 that operates pursuant to a memorandum of understanding with the U.S. Department of Commerce for the express purposes of overseeing a number of Internet related tasks, including managing the DNS allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN.
ICANN has been subject to strict scrutiny by the public, the U.S. government and other governments around the world, as well as multi-governmental organizations such as the United Nations, with many of those bodies becoming increasingly interested in Internet governance. On March 14, 2014, the National Telecommunications and Information Administration, or NTIA, the U.S. Department of Commerce agency with oversight over ICANN, announced its intention to transition key Internet domain name functions to the global multi-stakeholder community. This transition could take place as early as the expiration of the current contract between NTIA and ICANN on September 30, 2015. At this time there is uncertainty concerning the timing, nature and significance of any transition from U.S. oversight of ICANN to oversight of ICANN by another body or bodies.
Additionally, we continue to face the possibility that:

•	the U.S. or any other government may reassess ICANN’s role in overseeing the domain name registration market;

•
the Internet community, the U.S. government or other governments may (i) refuse to recognize ICANN’s authority or support its policies, (ii) attempt to exert pressure on ICANN, or (iii) enact laws in conflict with ICANN’s policies, each of which could create instability in the domain name registration system;

•
some of ICANN’s policies and practices, such as ICANN’s position on privacy and proxy domain name registrations, and the policies and practices adopted by registries and registrars, could be found to conflict with the laws of one or more jurisdictions, or could be materially changed in a way that negatively impacts the sale of our products;

•
the terms of the Registrar Accreditation Agreement, or the RAA, under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

•
International regulatory or governing bodies, such as the International Telecommunications Union, a specialized agency of the United Nations, or the European Union, may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation in areas such as taxation, privacy and the monitoring of our customers’ hosted content;

•	ICANN or any third-party registries may implement policy changes that would impact our ability to run our current business practices throughout the various stages of the lifecycle of a domain name;

•
the U.S. Congress or other legislative bodies in the United States could take action that is unfavorable to us or that influences customers to move their business from our products to those located outside the United States;

•	ICANN could fail to maintain its role, potentially resulting in instability in DNS services administration;

•
some governments and governmental authorities outside the United States have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. government and registries relating to the DNS, which could fragment the single, unitary Internet into a loosely-connected group of one or more networks, each with different rules, policies and operating protocols; and

•
multi-party review panels established by the governing agreement between ICANN and the U.S. Department of Commerce, the so-called Affirmation of Commitments, or by successors to this agreement, may take positions that are unfavorable to our business.

If any of these events occur, they could create instability in the domain name registration system and may make it difficult for us to continue to offer existing products and introduce new products, or serve customers in certain international markets. These events could also disrupt or suspend portions of our domain name registration product and subject us to additional restrictions on how the registrar and registry products businesses are conducted, which would result in reduced revenue.
ICANN recently authorized the introduction of new TLDs, and we may not have the right to register new domain names to our customers based on such TLDs, which could adversely impact our business and results of operations.
ICANN has periodically authorized the introduction of new TLDs and made domain names related to them available for registration. Our competitive position depends in part on our ability to secure access to these new TLDs. A significant portion of our business relies on our ability to sell domain name registrations to our customers, and any limitations on our access to newly-

created TLDs could adversely impact our ability to sell domain name registrations to customers, and thus adversely impact our business.
In 2013, ICANN significantly expanded the number of gTLDs, which resulted in the delegation of new gTLDs commencing in 2014, which we refer to as the Expansion Program. We and certain of our competitors have expended resources filing gTLD applications under the Expansion Program to pursue the acquisition of gTLD operator rights. We continue to pursue the rights to become the registry for .godaddy, a gTLD. The Expansion Program could substantially change the domain name industry in unexpected ways and is expected to result in an increase in the number of domains registered by our competitors. If we do not properly manage our response to the change in business environment, and accurately predict the market’s preference for specific gTLDs, it could adversely impact our competitive position or market share.
The relevant domain name registry and ICANN impose a charge upon each registrar for the administration of each domain name registration. If these fees increase, it would have a significant impact upon our operating results.
Each registry typically imposes a fee in association with the registration of each domain name. For example, VeriSign, Inc., or VeriSign, the registry for .com and .net, has a current list price of a $7.85 annual fee for each .com registration, and ICANN currently charges an $0.18 annual fee for most domain names registered in the gTLDs that fall within its purview. The fee charged by VeriSign for each .com registration increased from $6.86 per year to $7.34 per year in July 2010 and increased again to $7.85 per year in January 2012. We have no control over ICANN, VeriSign or any other domain name registries and cannot predict their future fee structures.
Per the extended registry agreement between ICANN and VeriSign that was approved by the U.S. Department of Commerce on November 30, 2012, VeriSign will continue as the exclusive registry for the .com gTLD through November 30, 2018. The terms of the extension set a maximum price, with certain exceptions, for registry products for each calendar year beginning January 1, 2012, which shall not exceed 107% of the highest price charged during the preceding year. In addition, pricing of new gTLDs is generally not set or controlled by ICANN, which in certain instances has resulted in aggressive price increases on certain particularly successful new gTLDs. The increase in these fees with respect to any new gTLD either must be included in the prices we charge to our customers, imposed as a surcharge or absorbed by us. If we absorb such cost increases or if surcharges result in decreases in domain registrations, our business, operating results and financial performance may be adversely affected.
Our business and financial condition could be harmed materially if small consumers and small businesses and ventures were no longer able to rely upon the existing domain name registration system.
The domain name registration market continues to develop and adapt to changing technology. This development may include changes in the administration or operation of the Internet, including the creation and institution of alternate systems for directing Internet traffic without using the existing domain name registration system. The widespread acceptance of any alternative system, such as mobile applications or closed networks, could eliminate the need to register a domain name to establish an online presence and could materially and adversely affect our business.
Changes in state taxation laws and regulations may discourage the registration or renewal of domain names for e-commerce.
Due to the global nature of the Internet, it is possible that any U.S. or foreign federal, state or local taxing authority might attempt to regulate our transmissions or levy transaction, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are regularly reviewing the appropriate treatment of companies engaged in Internet commerce. New or revised international, federal, state or local tax regulations may subject either us or our customers to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes, in particular sales and other transaction taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and to collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.
Risks Related to Our Company and Our Organizational Structure
Our only material asset is our economic interest in Desert Newco, and we are accordingly dependent upon distributions from Desert Newco to pay our expenses, taxes and dividends (if and when declared by our board of directors).
We are a holding company and have no material assets other than our ownership of LLC Units. We have no independent means of generating revenue. We intend to cause Desert Newco to make distributions to us, as its managing member, in an amount sufficient to cover all expenses, applicable taxes payable and dividends, if any, declared by our board of directors. To the extent that we need funds and Desert Newco is restricted from making such distributions under applicable law or regulation or under any present or future debt covenants or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition, results of operations and cash flows.
Our ability to pay taxes and expenses, including payments under the TRAs, may be limited by our structure.
Our principal asset, either directly or through our wholly owned subsidiary GD Subsidiary Inc., is a controlling equity interest in Desert Newco. As such, we have no independent means of generating revenue. Desert Newco is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its LLC Units, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Desert Newco.
Pursuant to the amended and restated limited liability company agreement of Desert Newco, or the New LLC Agreement, Desert Newco will make cash distributions to the owners of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Desert Newco allocated to them. In addition to tax expenses, we also incur expenses related to our operations, plus payments under the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs. However, Desert Newco’s ability to make such distributions may be subject to various limitations and restrictions.
We are a holding company with no operations and rely on Desert Newco to provide us with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Desert Newco’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRAs), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).
We are required to pay certain existing owners for certain tax benefits we may claim, and we expect the payments we are required to make to be substantial.
Any future exchanges of LLC Units and shares of Class B common stock for shares of our Class A common stock are expected to produce favorable tax attributes for us. When we acquire LLC Units from our existing owners through these exchanges, both the existing tax basis and anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this existing and increased basis. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. In addition, certain acquired net operating losses and other tax attributes are available to us as a result of the Investor Corp Mergers. Under the TRAs, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account.
We are a party to five TRAs. Under the first of those agreements, we generally will be required to pay to Desert Newco’s existing owners approximately 85% of the applicable savings, if any, in income tax we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) certain tax attributes created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units, the benefit of which is allocable to us as a result of the exchanges of their LLC Units for shares of our Class A common stock (including the portion of Desert Newco’s existing tax basis in its assets allocable to the exchanged LLC Units), (3) tax benefits related to imputed interest and (4) payments under such TRA.
Under the other TRAs, we generally will be required to pay to each Reorganization Party described under “Organizational Structure,” approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes of LLC Units acquired in the applicable Investor Corp Merger the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) net operating losses available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.
The payment obligations under the TRAs are obligations of GoDaddy Inc., and we expect the payments we are required to make under the TRAs will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits subject to the TRAs, we expect the tax savings associated with (1) the Investor Corp Mergers and (2) future exchanges of LLC Units and shares of Class B common stock as described above would aggregate to approximately $2.0 billion over 15 years from the date of this prospectus based on the October 30, 2015 closing price of $27.48 per share of our Class A common stock and assuming all future exchanges will occur one year after our IPO. Under such scenario we would be required to pay the other parties to the TRAs approximately 85% of such amount, or approximately $1.7 billion, over such 15 year period. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of exchange and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the TRAs and will be dependent on our generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.” Payments under the TRAs are not conditioned on Desert Newco’s existing owners’ continued ownership of LLC Units.
The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRAs constituting imputed interest. Payments under the TRAs are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the TRA and the circumstances. Any such benefits are covered by the TRAs and will increase the amounts due thereunder. In addition, the TRAs will provide for interest, at a rate equal to one year LIBOR plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRAs. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due.
Payments under the TRAs will be based on the tax reporting positions we determine. Although we are not aware of any issue that would cause the IRS to challenge existing tax basis, a tax basis increase or other tax attributes subject to the TRAs, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the applicable TRAs (although we would reduce future amounts otherwise payable under such TRAs). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRAs, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRAs. As a result, payments could be made under the TRAs in excess of the tax savings we realize in respect of the attributes to which the TRAs relate.
In certain cases, payments under the TRAs to our existing owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRAs.
The TRAs provide (1) in the event we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the agreements, our (or our successor’s) obligations under the applicable agreements (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of (i) each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock and (ii) a majority of our directors other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV and Mr. Parsons.
Additionally, the TRAs provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the applicable agreements for each taxable year after any such event would be based on certain assumptions, including that we will have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the applicable TRAs. Furthermore, the TRAs will determine the tax savings by excluding certain future tax attributes we obtain the use of as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements we enter into in connection with such acquisitions.
As a result of the foregoing, (1) we could be required to make payments under the TRAs that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements or if we elect to terminate the agreements early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRAs could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance we will be able to fund or finance our obligations under the TRAs. If we were permitted to elect to terminate the TRAs immediately after the date of this prospectus, based on the closing price on October 30, 2015 of $27.48 per share of our Class A common stock and a discount rate equal to one year LIBOR plus 100 basis points, we estimate we would be required to pay approximately $1.7 billion in the aggregate under the TRAs. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”
In certain circumstances, Desert Newco will be required to make distributions to us and the existing owners of Desert Newco and the distributions that Desert Newco will be required to make may be substantial.
Desert Newco is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Pursuant to the New LLC Agreement, Desert Newco will make pro rata cash distributions, or tax distributions, to the owners of LLC Units, including us, calculated using an assumed tax rate, to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of the cumulative taxable income, reduced by cumulative taxable losses. Under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions will be determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but will be made pro rata based on ownership, Desert Newco will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that Desert Newco would have paid if it were taxed on its net income at the assumed rate.
Funds used by Desert Newco to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions Desert Newco will be required to make may be substantial, and may exceed (as a percentage of Desert Newco’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments will likely significantly exceed the actual tax liability for many of the existing owners of Desert Newco.
As a result of potential differences in the amount of net taxable income allocable to us and to the existing owners of Desert Newco, as well as the use of an assumed tax rate in calculating Desert Newco’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRAs. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Desert Newco, the existing owners of Desert Newco would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units. See “Organizational Structure—Reorganization Transactions—Amendment of the Limited Liability Company Agreement of Desert Newco.”
We will not be reimbursed for any payments made to our existing investors under the TRAs in the event that any tax benefits are disallowed.
If the IRS challenges the tax basis or net operating losses, or NOLs, giving rise to payments under the TRAs and the tax basis or NOLs are subsequently disallowed, the recipients of payments under those agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRAs and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis or NOLs are disallowed, our payments under the TRAs could exceed our actual tax savings, and we may not be able to recoup payments under the TRAs that were calculated on the assumption that the disallowed tax savings were available.
GoDaddy Inc. will continue to be controlled by our existing owners, whose interests may differ from those of our public stockholders.
As of September 30, 2015, funds affiliated with KKR, Silver Lake and TCV as well as Mr. Parsons controlled approximately 81.4% of the combined voting power of our Class A and Class B common stock. Pursuant to the New LLC Agreement, such affiliated owners will generally be required to limit transfers in order to avoid a technical tax termination, which may have the effect of prolonging the concentration of our ownership. Additionally, GoDaddy Inc. and Desert Newco are parties to a stockholder agreement with funds affiliated with KKR, Silver Lake and TCV as well as Mr. Parsons and certain specified other holders of LLC Units from time to time, including our executive officers. The stockholder agreement provides that our stockholders affiliated with KKR, Silver Lake and Mr. Parsons are entitled to nominate members of our board of directors as described in “Management—Board of Directors.” The parties to the stockholder agreement agree to vote for these nominees as well as other directors recommended by our nominating and corporate governance committee. In addition, the stockholder agreement provides that, for so long as their affiliated funds hold specified amounts of our stock, our board of directors will maintain an executive committee consisting of one KKR Director, one Silver Lake Director and one Parsons Director as defined in “Management—Board of Directors.”
The stockholder agreement and the charter for the executive committee further provide that, for so long as their affiliated funds hold specified amounts of our stock, in addition to the approval of our board of directors, the approvals of KKR and Silver Lake, in their capacity as stockholders, and a majority of the members of the executive committee shall be required for corporate actions such as change in control transactions, acquisitions with a value in excess of $50 million and any material change in the nature of the business conducted by us or our subsidiaries. See “Management—Certain Relationships and Related Party Transactions—Stockholder Agreement—KKR and Silver Lake Approvals” and “Management—Board of Directors—Committees of the Board of Directors—Executive Committee.”
As a result, based on their ownership of our voting stock and the approval rights in the stockholder agreement, such affiliated owners have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they are able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and are able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.
In addition, as of September 30, 2015, the Continuing LLC Owners owned approximately 58.1% of the outstanding LLC Units. Because they hold their ownership interest in our business through Desert Newco, rather than through the public company, the Continuing LLC Owners may have conflicting interests with our public stockholders. For example, the Continuing LLC Owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the TRAs, and whether and when GoDaddy Inc. should terminate the TRAs and accelerate its obligations thereunder; provided that any decision to terminate the TRAs and accelerate the obligation thereunder would also require the approval of a majority of the directors of GoDaddy Inc., other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV or Mr. Parsons. In addition, the structuring of future transactions may take into consideration these Continuing LLC Owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” and “Organizational Structure.”
Further, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to KKR, Silver Lake, TCV, Mr. Parsons or their respective affiliates, the directors they nominate or our other non-employee directors in a manner that would prohibit them from investing in competing businesses or doing business with our partners or customers. See “Certain Relationships and Related Party Transactions—Stockholder Agreement—Other Provisions.”
In addition, under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. Accordingly, we may be prevented from terminating the TRAs in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.
We are a “controlled company” within the meaning of the New York Stock Exchange listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Certain of our existing owners continue to control a majority of the combined voting power of our Class A and Class B common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to rely on some or all of these exemptions. As a result, we do not have a majority of independent directors and our compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies subject to all of the corporate governance requirements of the New York Stock Exchange.

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.
As of September 30, 2015, our total indebtedness was $1,086.3 million. Our substantial leverage could have a material adverse effect on our business and financial condition, including:

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•
exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness, whether fixed or floating rate interest, to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness bears interest at variable rates;

•
making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions;

•
limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•
limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

All of our indebtedness consists of indebtedness under our term loan which matures in 2021. We may not be able to refinance our existing indebtedness because of our high level of debt or adverse conditions in credit markets generally.
Furthermore, we may incur significant additional indebtedness in the future. Although the credit agreement that governs substantially all of our indebtedness contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables. To the extent we incur additional indebtedness, the substantial leverage risks described above would be exacerbated.
Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.
The credit agreement that governs our credit facility imposes significant operating and financial restrictions on us. These restrictions limit the ability of our subsidiaries, and effectively limit our ability to, among other things:

•	incur or guarantee additional debt or issue disqualified equity interests;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make certain intercompany dividends, distributions, payments or transfers; and

•	transfer or sell assets.
As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.
Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.
Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws provide for, among other things:

•	a classified board of directors with staggered three year terms;

•
the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	certain limitations on convening special stockholder meetings; and

•
certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class, if affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of our stock entitled to vote generally in the election of directors.

In addition, while we have opted out of Section 203 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that KKR, Silver Lake, Mr. Parsons, their respective affiliates and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.
Risks Relating to Owning Our Class A Common Stock and This Offering
An active trading market for our Class A common stock may never develop or be sustained.
We list our Class A common stock on the New York Stock Exchange under the symbol “GDDY.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of your ability to sell your shares of Class A common stock when desired or the prices that you may obtain for your shares.
Our share price may be volatile, and you may be unable to sell your shares.
Technology stocks have historically experienced high levels of volatility. The trading price of our Class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Since shares of our Class A common stock were sold in our IPO in March 2015 at a price of $20.00 per share, the reported high and low closing sales prices of our Class A common stock have ranged from $23.59 to $33.94 per share through December 11, 2015. Factors that may cause the market price of our Class A common stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.
In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business, and this could have a material adverse effect on our business, operating results and financial condition.

Sales of outstanding shares of our Class A common stock into the market in the future could cause the market price of our Class A common stock to drop significantly.
If certain of our existing stockholders sell, or indicate an intent to sell, substantial amounts of our Class A common stock in the public market after the market standoff and other legal restrictions on resale lapse, the trading price of our Class A common stock could decline.
Pursuant to the stockholder agreement, each of KKR, Silver Lake, TCV and Mr. Parsons have agreed, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following our initial public offering without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors. Pursuant to agreements with us, members of our senior management team and independent directors and certain holders of more than 100,000 shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) and/or options to purchase Class A common stock may not, subject to certain limited exceptions, transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units) during the one-year period following our IPO.
If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.
The trading market for our Class A common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities analysts cover our company and one or more of these analysts downgrade our stock or publish unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.
We do not intend to pay dividends on our Class A common stock.
We do not expect to pay dividends to the holders of our Class A common stock for the foreseeable future. Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness, and may be further restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or by law. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.
If, however, we decide to pay a dividend in the future, we would need to cause Desert Newco to make distributions to GoDaddy Inc. in an amount sufficient to cover such dividend. Deterioration in the consolidated financial condition, earnings or cash flow of Desert Newco for any reason could limit or impair its ability to make distributions to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to continue to add new customers and increase sales to our existing customers;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our dependence on establishing and maintaining a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and Customer Care expenses, and our ability to achieve and maintain, future profitability;

•	our ability to continue efficiently acquiring customers, maintaining our high customer retention rates and maintaining the level of our customers’ lifetime spend;

•	our ability to provide high quality Customer Care;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to expand internationally;

•	our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;

•	our ability to effectively manage our growth and associated investments;

•	our ability to integrate recent or potential future acquisitions;

•	our ability to maintain our relationships with our partners;

•	adverse consequences of our substantial level of indebtedness;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to maintain or improve our market share;

•	sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;

•	beliefs and objectives for future operations;

•	our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the amount and timing of any payments we make under the New LLC Agreement and the TRAs; and

•	the future trading prices of our Class A common stock.
These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in very competitive and rapidly changing environments, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, is based on information from management estimates and independent industry analysts and third-party sources, consisting of reports from VeriSign, dated September 2015, and the 2015 Kauffman Index of the Ewing Marion Kauffman Foundation, dated 2015, and publicly available information on the website of Netcraft Ltd., or Netcraft. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions, which we believe to be reasonable, made by us based on such data, as well as our knowledge of our industry, customers and products. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ORGANIZATIONAL STRUCTURE
In connection with the completion of our IPO, we completed a series of organizational transactions, or the Reorganization Transactions, pursuant to a reorganization agreement dated as of March 31, 2015 by and among us, Desert Newco, and certain other parties. The Reorganization Transactions included the following:

•	the acquisition, by merger, of four members of Desert Newco, or the Reorganization Parties, for which we issued 38,825,912 shares Class A common stock as consideration, or the Investor Corp Mergers;

•
the amendment and restatement of Desert Newco’s limited liability company agreement, or the New LLC Agreement, to, among other things, appoint us as its sole managing member and reclassify its outstanding LLC Units as non-voting units; and

•	the issuance of shares of our Class B common stock to each of Desert Newco’s existing owners, or the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units owned.
Desert Newco Recapitalization
As noted above, the New LLC Agreement, among other things, appointed us as Desert Newco’s sole managing member and reclassified all outstanding LLC Units as non-voting units. Although we have a minority economic interest in Desert Newco as the sole managing member, we have the sole voting power in, and control the management of, Desert Newco. As a result, beginning in the second quarter of 2015, we began consolidating Desert Newco’s financial results and reporting a non-controlling interest related to the portion of Desert Newco not owned by us.
Our amended and restated certificate of incorporation, or the amended and restated certificate of incorporation, and the New LLC Agreement require Desert Newco and us to maintain (i) a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Units owned by us and (ii) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Units owned by the Continuing LLC Owners. We may issue shares of Class B common stock only to the extent necessary to maintain these ratios. Shares of Class B common stock are transferable only together with an equal number of LLC Units if we, at the election of a Continuing LLC Owner, exchange LLC Units for shares of Class A common stock.
Investor Corp Mergers
As noted above, we acquired, by merger, the Reorganization Parties, to which we issued an aggregate of 38,825,912 shares of Class A common stock as consideration for the 38,825,912 aggregate LLC Units held by such entities. Upon consummation of the Investor Corp Mergers, we recognized the 38,825,912 LLC Units at carrying value, as these transactions were considered to be between entities under common control.
We also acquired the tax attributes of the Reorganization Parties, which were recorded generally as deferred tax assets at the time of the Investor Corp Mergers. These attributes included net operating losses, tax credit carryforwards and the original basis adjustments, or the OBAs, arising from the original acquisition of LLC Units by the Reorganization Parties, as described below.
Tax Receivable Agreements
Concurrent with the completion of the IPO, we became a party to five Tax Receivable Agreements, or the TRAs. Four of the TRAs are between us and each of the four Reorganization Parties, with the fifth being between us and the Continuing LLC Owners. The TRAs provide for the payment by us to the Reorganization Parties and the Continuing LLC Owners of approximately 85% of the amount of the calculated tax savings, if any, we will realize due to the Investor Corp Mergers and any future exchanges of LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock.
In the Investor Corp Mergers, we acquired the OBAs created when the Reorganization Parties acquired their original LLC Units. These OBAs entitle us to the depreciation and amortization previously allocable to the Reorganization Parties. To the extent this depreciation and amortization is used to reduce our taxable income, thereby resulting in actual tax savings, we will be required to pay the Reorganization Parties approximately 85% of this calculated tax savings.
Based on our projections of taxable income, and before deduction of any specially allocated depreciation and amortization, we anticipate having enough taxable income to utilize a significant portion of these specially allocated deductions related to the original OBAs. Accordingly, at the completion of the Reorganization Transactions and the IPO, we recorded an initial liability of $170.4 million payable to the Reorganization Parties under the TRAs, representing approximately 85% of the calculated tax savings based on the portion of the OBAs we anticipate being able to utilize in future years. This liability will be adjusted based on changes in anticipated future taxable income.
We expect to obtain an increase in our share of the tax basis of Desert Newco’s assets when the Continuing LLC Owners exchange LLC Units (together with the corresponding shares of Class B common stock). When we acquire LLC Units from the Continuing LLC Owners, we expect both the OBAs and the anticipated basis adjustments will increase, for tax purposes, our depreciation and amortization deductions, reducing the amount of future income tax we would otherwise be required to pay. This increase in tax basis will create additional deferred tax assets and additional liability under the TRAs of approximately 85% of the calculated tax savings for the expected use of these additional deductions. The increase in tax basis may also decrease gains, or increase losses, on future dispositions of certain assets to the extent tax basis is allocated to those assets.
Based on current projections of taxable income, we anticipate we will utilize a significant portion of the OBAs allocated to us in the form of additional depreciation and amortization deductions. These deductions are allowed prior to our utilization of any net operating loss or tax credit carryforward against income taxes. Accordingly, we have recorded a liability reflecting the portion of the calculated tax savings we expect to owe to the Reorganization Parties under the TRAs. Because we anticipate these additional depreciation and amortization deductions being greater than our taxable income for many years, the excess deductions allocated to us will increase the amount of our net operating loss carryforwards, also increasing the deferred tax assets described above as these excess deductions are realized.
As a result of the Reorganization Transactions and the IPO, we acquired LLC Units and are required to recognize deferred tax assets and liabilities for the difference between the financial reporting and tax basis of our investment in Desert Newco at the investor level. Based on our limited operating history, cumulative pre-tax losses and future projections of taxable income, we believe there is significant uncertainty as to when we will be able to utilize the net operating loss carryforwards acquired in the Investor Corp Mergers. Therefore, after considering all available positive and negative evidence impacting the future realization of deferred tax assets, we have concluded it is more-likely-than-not these deferred tax assets will not be realized. Accordingly, a valuation allowance has been recorded against all of these deferred tax assets.

EXCHANGES OF LLC UNITS FOR CLASS A COMMON STOCK
Exchange Agreement
In March and April 2015, we completed our IPO and the Reorganization Transactions, in order to reorganize our capital structure. The Reorganization Transactions were designed to create a capital structure that preserves our ability to conduct our business through Desert Newco, while permitting us to raise additional capital and provide access to liquidity through a publicly-traded company. Multiple classes of securities at the public company level were necessary to achieve those objectives. Among other changes, the Reorganization Transactions modified our capital structure into two classes of common stock. For a description of these shares, see “Description of Capital Stock.”
In connection with the Reorganization Transactions, we entered into an exchange agreement with the holders of LLC Units, or the Exchange Agreement. The Exchange Agreement generally provides that the holders of LLC Units are permitted to exchange such units (together with the corresponding number of shares of our Class B common stock), at the election of the holder, from time to time from and after the first anniversary of the date of the closing of the IPO (or, if earlier, at any time, as may be determined by us, if we determine, in our sole discretion, that there is an available exemption to the registration requirements of the securities laws or a registration statement is then in effect with respect to an exchange by such holder), into shares of our Class A common stock. These rights permit the holders of LLC Units to exchange their securities for which there is no public trading market for shares of publicly-traded Class A common stock.
However, a holder may not exchange LLC Units if we determine, after consultation with legal counsel, such exchange would be prohibited by law or regulation or would not be permitted under any of the agreements with us to which the holder is then subject. In addition, we may impose additional restrictions on exchanges in certain circumstances that we reasonably determine to be necessary or advisable so that Desert Newco is not treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code. We also may waive restrictions on exchanges in the Exchange Agreement.
LLC Units
Subject to certain restrictions set forth in the exchange agreement (including those described above intended to ensure that Desert Newco is not treated as a publicly traded partnership), each LLC Unit held by a member of Desert Newco (other than us or GD Subsidiary, Inc.) (together with one share of our Class B common stock held by such member) is exchangeable for one share of our Class A common stock. Each time the holder of an LLC Unit exchanges an LLC Unit for a share of our Class A common stock, we will receive a number of LLC Units of Desert Newco equal to the number of shares of our Class A common stock that they receive and we will cancel a share of our Class B common stock held by the exchanging holder.
As of the date of this prospectus, there were 89 holders of LLC Units (including us and GD Subsidiary, Inc.). As of such date, we and GD Subsidiary, Inc. held 67,062,272 LLC Units, or approximately 42.6% of the total outstanding equity interests of Desert Newco. If all LLC Units of Desert Newco (other than those held by us and GD Subsidiary, Inc.) were exchanged for shares of our Class A common stock, 157,460,746 shares of Class A common stock would be outstanding and we would hold 100% of the outstanding equity interests of Desert Newco.
The holders of LLC Units who exchange their LLC Units generally may sell the shares of Class A common stock received upon exchange from time to time as each holder may determine through public or private transactions. Each holder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

USE OF PROCEEDS
We are not offering any shares of Class A common stock for sale under this prospectus and will not receive any cash proceeds from the issuance of Class A common stock registered hereunder, but we will receive a number of LLC Units, equal to the number of shares of Class A common stock issued upon exchange of LLC Units.

DIVIDEND POLICY
We do not intend to pay dividends on our Class A common stock in the foreseeable future. If, however, GoDaddy Inc. decides to pay a dividend in the future, it would need to cause Desert Newco to make distributions to GoDaddy Inc. in an amount sufficient to cover such dividend. If Desert Newco makes such distributions to GoDaddy Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.
Our ability to pay dividends on our Class A common stock is limited by the covenants of our indebtedness and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, Desert Newco is generally prohibited under Delaware law from making a distribution to unit holders (including us) to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Desert Newco (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Desert Newco are generally subject to similar legal limitations on their ability to make distributions to Desert Newco.

PRICE RANGE OF OUR CLASS A COMMON STOCK
Our Class A common stock has traded on the NYSE under the symbol “GDDY” since April 1, 2015. Prior to that date, there was no public market for our Class A common stock. The following table sets forth, for the period indicated, the range of high and low closing sales prices per share of our Class A common stock, as reported by the NYSE, since April 1, 2015.

Fiscal Year Ended December 31, 2015	High	Low
Second Quarter ended June 30, 2015	$31.82	$24.54
Third Quarter ended September 30, 2015	29.47	23.59
Fourth Quarter ended December 31, 2015 (through December 11, 2015)	33.94	25.29
The closing sales price of our Class A common stock, as reported by the NYSE, on December 11, 2015 was $33.58 per share. As of September 30, 2015, there were 18 holders of record of our Class A common stock, although we believe there are a significantly larger number of beneficial owners of our Class A common stock because many shares are held by brokers and other institutions on behalf of stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma consolidated statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015 present the Reorganization Transactions described under “Organizational Structure” and the IPO as if each had been completed as of January 1, 2014. An unaudited pro forma consolidated balance sheet as of September 30, 2015 has not been presented because the Reorganization Transactions and the IPO are reflected in our consolidated balance sheet as of September 30, 2015 included elsewhere in this prospectus.
The unaudited pro forma consolidated financial information has been prepared based on our historical consolidated financial statements included elsewhere in this prospectus and the assumptions and adjustments described in the notes to the unaudited pro forma consolidated financial information below. The adjustments necessary to fairly present the unaudited pro forma consolidated financial information are based on available information and assumptions we believe are reasonable and are presented for illustrative purposes only. The unaudited pro forma consolidated financial information does not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period. The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.
The pro forma adjustments related to the Reorganization Transactions and our IPO are described in the notes to the unaudited pro forma consolidated financial information. Concurrent with this offering, no LLC Units or shares of Class B common stock will be exchanged; therefore, the unaudited pro forma financial information does not include tax benefits related to potential future exchanges of LLC Units or shares of Class B common stock.
The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

	Actual	Reorganization Transactions Adjustments		As Adjusted Before Initial Public Offering	Initial Public Offering Adjustments		GoDaddy Inc. Pro Forma
Revenue:	(in millions, except share amounts which are reflected in thousands and per share amounts)
Domains	$763.3	$—		$763.3	$—		$763.3
Hosting and presence	507.9	—		507.9	—		507.9
Business applications	116.1	—		116.1	—		116.1
Total revenue	1,387.3	—		1,387.3	—		1,387.3
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	518.4	—		518.4	—		518.4
Technology and development	254.4	—		254.4	—		254.4
Marketing and advertising	164.7	—		164.7	—		164.7
Customer care	190.5	—		190.5	—		190.5
General and administrative	168.4	—		168.4	—		168.4
Depreciation and amortization	152.8	—		152.8	—		152.8
Total costs and operating expenses	1,449.2	—		1,449.2	—		1,449.2
Operating loss	(61.9)	—		(61.9)	—		(61.9)
Interest expense	(85.0)	—		(85.0)	28.7	(3)	(56.3)
Other income (expense), net	0.8	—		0.8	—		0.8
Loss before income taxes	(146.1)	—		(146.1)	28.7		(117.4)
Benefit for income taxes (1)	2.8	—		2.8	—		2.8
Net loss	(143.3)	—		(143.3)	28.7		(114.6)
Less: net loss attributable to non-controlling interests	—	(100.2)	(2)	(100.2)	33.5	(5)	(66.7)
Net loss attributable to GoDaddy Inc.	$(143.3)	$100.2		$(43.1)	$(4.8)		$(47.9)
Net loss per share of Class A common stock—basic and diluted (6)(7)				$(1.11)			$(0.88)
Weighted-average shares of Class A common stock outstanding—basic and diluted (6)(7)				38,826			54,557
See accompanying notes to unaudited pro forma consolidated statement of operations.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2015

	Actual	Reorganization Transactions Adjustments		As Adjusted Before Initial Public Offering	Initial Public Offering Adjustments		GoDaddy Inc. Pro Forma
Revenue:	(in millions, except share amounts which are reflected in thousands and per share amounts)
Domains	$622.7	$—		$622.7	$—		$622.7
Hosting and presence	436.5	—		436.5	—		436.5
Business applications	122.7	—		122.7	—		122.7
Total revenue	1,181.9	—		1,181.9	—		1,181.9
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	420.9	—		420.9	—		420.9
Technology and development	202.8	—		202.8	—		202.8
Marketing and advertising	150.8	—		150.8	—		150.8
Customer care	167.2	—		167.2	—		167.2
General and administrative	167.6	—		167.6	—		167.6
Depreciation and amortization	116.4	—		116.4	—		116.4
Total costs and operating expenses	1,225.7	—		1,225.7	—		1,225.7
Operating loss	(43.8)	—		(43.8)	—		(43.8)
Interest expense	(54.7)	—		(54.7)	9.6	(3)	(45.1)
Loss on debt extinguishment	(21.4)	—		(21.4)	21.4	(4)	—
Other income (expense), net	0.7	—		0.7	—		0.7
Loss before income taxes	(119.2)	—		(119.2)	31.0		(88.2)
Provision for income taxes (1)	(0.7)	—		(0.7)	—		(0.7)
Net loss	(119.9)	—		(119.9)	31.0		(88.9)
Less: net loss attributable to non-controlling interests	(44.2)	(39.6)	(2)	(83.8)	32.1	(5)	(51.7)
Net loss attributable to GoDaddy Inc.	$(75.7)	$39.6		$(36.1)	$(1.1)		$(37.2)
Net loss per share of Class A common stock—basic and diluted (6)(7)				$(0.93)			$(0.68)
Weighted-average shares of Class A common stock outstanding—basic and diluted (6)(7)				38,826			54,625
See accompanying notes to unaudited pro forma consolidated statement of operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(1)
Desert Newco has been, and will continue to be, treated as a partnership for federal and state income tax purposes. As such, Desert Newco’s profits and losses will flow through to its partners, including us, and are generally not subject to tax at the Desert Newco level. We are subject to federal, state, local and foreign taxes. We have determined it is more-likely-than-not the tax benefits associated with the deferred tax assets arising from the Reorganization Transactions and the IPO will not be realized. As a result, the pro forma consolidated statement of operations does not reflect an adjustment for deferred tax benefits.

(2)
Upon completion of the Reorganization Transactions, we became the sole managing member of Desert Newco, and as a result, we initially owned approximately 30.1% of the economic interest in Desert Newco, but have 100% of the voting power and control the management of Desert Newco. Immediately following the Reorganization Transactions, the ownership percentage held by the non-controlling interest was approximately 69.9%. Net loss attributable to the non-controlling interest represented approximately 69.9% of net loss.

(3)
Reflects a reduction in interest expense, including the related accretion of original issue discount and amortization of deferred financing costs, as a result of the repayment of the $300.0 million senior note with the proceeds from the IPO, as if such repayment occurred on January 1, 2014. The senior note bore interest at a rate of 9.0% per annum.

(4)
Reflects the elimination of the loss on debt extinguishment that resulted from the 4.5% prepayment premium and the write-off of unamortized original issue discount and deferred financing costs associated with the repayment of the $300.0 million senior note with the proceeds from the IPO, as if such repayment occurred on January 1, 2014.

(5)
Upon completion of the Reorganization Transactions, we became the sole managing member of Desert Newco. As a result of the IPO, we owned approximately 41.8% of the economic interest in Desert Newco, but have 100% of the voting power and control the management of Desert Newco. Immediately following the IPO, the ownership percentage held by the non-controlling interest was approximately 58.2%. Net loss attributable to the non-controlling interest represented approximately 58.2% of net loss.

(6)
The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to GoDaddy Inc. divided by the combination of 38.8 million shares of Class A common stock issued to the Reorganization Parties in the Reorganization Transactions and approximately 15.8 million shares of Class A common stock sold in the IPO, representing only those shares whose proceeds were used to repay the $300.0 million senior note (including the related prepayment premium and accrued interest).

(7)	The shares of Class B common stock do not share in our earnings; therefore, they are not included in the weighted-average shares outstanding or the calculation of net loss per share.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables present our selected consolidated financial data. In December 2011, certain investors acquired a controlling interest in Desert Newco, which we refer to as the Merger. Desert Newco was formed in contemplation of, and survived the Merger and was required to apply purchase accounting and a new basis of accounting beginning on December 17, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting” for more information. We were incorporated in May 2014 and, pursuant to a reorganization into a holding corporation structure, became a holding corporation whose principal asset is a controlling equity interest in Desert Newco. As the sole managing member of Desert Newco, we operate and control the business and affairs of Desert Newco and its subsidiaries. Accordingly, we consolidate Desert Newco in our consolidated financial statements and report a non-controlling interest related to the LLC Units not owned by us. Because the Reorganization Transactions were considered transactions between entities under common control, the financial statements for periods prior to the Reorganization Transactions and the IPO have been adjusted to combine the previously separate entities for presentation purposes.
The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2010, the period from January 1, 2011 through December 16, 2011 and the period from December 17, 2011 through December 31, 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from Desert Newco’s audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 are derived from our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated financial data presented below is not necessarily indicative of the results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes and our interim unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Predecessor (1)		Successor (1)
	Year Ended December 31, 2010	January 1 Through December 16, 2011	December 17 Through December 31, 2011	Year Ended December 31,			Nine Months Ended September 30,
				2012	2013	2014	2014	2015
							(unaudited)
Consolidated Statements of Operations Data:	(in millions, except share amounts which are reflected in thousands and per share amounts)
Total revenue	$741.2	$863.0	$31.3	$910.9	$1,130.8	$1,387.3	$1,015.6	$1,181.9
Costs and operating expenses: (2)
Cost of revenue	313.3	357.5	16.5	430.3	473.9	518.4	384.6	420.9
Technology and development	117.2	213.0	8.1	175.4	207.9	254.4	187.4	202.8
Marketing and advertising	94.4	117.7	3.9	130.1	145.5	164.7	121.7	150.8
Customer care	94.1	115.4	5.1	132.6	150.9	190.5	140.6	167.2
General and administrative	87.5	280.5	41.8	106.4	143.9	168.4	127.5	167.6
Depreciation and amortization	39.7	49.2	5.4	138.6	140.6	152.8	113.0	116.4
Total costs and operating expenses	746.2	1,133.3	80.8	1,113.4	1,262.7	1,449.2	1,074.8	1,225.7
Operating loss	(5.0)	(270.3)	(49.5)	(202.5)	(131.9)	(61.9)	(59.2)	(43.8)
Interest expense	(1.0)	(3.0)	(3.5)	(79.1)	(71.0)	(85.0)	(61.3)	(54.7)
Loss on debt extinguishment	—	—	—	—	—	—	—	(21.4)
Other income (expense), net	1.9	2.6	(0.6)	2.3	1.9	0.8	1.0	0.7
Loss before income taxes	(4.1)	(270.7)	(53.6)	(279.3)	(201.0)	(146.1)	(119.5)	(119.2)
Benefit (provision) for income taxes	(0.1)	0.3	—	0.2	1.1	2.8	3.0	(0.7)
Net loss	(4.2)	(270.4)	(53.6)	(279.1)	(199.9)	(143.3)	(116.5)	(119.9)
Less: net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(44.2)
Net loss attributable to GoDaddy Inc.	$(4.2)	$(270.4)	$(53.6)	$(279.1)	$(199.9)	$(143.3)	$(116.5)	$(75.7)
Net loss per share of Class A common stock—basic and diluted (3) (4)			$(10.34)	$(2.21)	$(1.58)	$(1.11)	$(0.91)	$(0.82)
Weighted-average shares of Class A common stock outstanding—basic and diluted (3) (4)			1,596	38,826	38,826	38,826	38,826	56,153
____________
(1)    Our company is referred to as the “Predecessor” for all periods prior to the Merger and is referred to as the “Successor” for all periods after the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting” for more information.

(2)    Costs and operating expenses include equity-based compensation expense as follows:

	Predecessor		Successor
	Year Ended December 31, 2010	January 1 Through December 16, 2011	December 17 Through December 31, 2011	Year Ended December 31,			Nine Months Ended September 30,
				2012	2013	2014	2014	2015
							(unaudited)
			(in millions)
Technology and development	$—	$58.3	$0.1	$1.6	$4.7	$10.4	$7.2	$12.5
Marketing and advertising	—	15.1	0.1	1.6	2.6	6.1	5.1	4.5
Customer care	—	2.5	—	0.3	0.6	0.8	0.5	2.1
General and administrative	—	183.4	0.5	8.2	8.5	12.8	9.4	9.4
(3)    Amounts for periods prior to our initial public offering have been retrospectively adjusted to give effect to the organizational transactions described in Note 1 to our audited consolidated financial statements appearing elsewhere in this prospectus. The prior period amounts do not consider the 26,000 shares of Class A common stock sold in our initial public offering. See Note 12 to our audited consolidated financial statements appearing elsewhere in this prospectus.
(4)    Amounts for the Predecessor periods are not presented because the Predecessor’s capital structure is not comparable to our capital structure following organizational transactions described in Note 1 to our audited consolidated financial statements appearing elsewhere in this prospectus.

	Predecessor(1)	Successor(1)
	December 31, 2010	December 31,				September 30,
		2011	2012	2013	2014	2015
						(unaudited)
Consolidated Balance Sheet Data:		(in millions)
Cash and cash equivalents	$44.4	$47.8	$59.5	$95.4	$139.0	$327.7
Prepaid domain name registry fees	277.1	337.1	373.8	404.1	425.6	458.1
Property and equipment, net	156.8	195.6	159.7	183.2	220.9	221.5
Total assets	525.9	3,068.4	3,027.7	3,213.1	3,264.8	3,470.1
Deferred revenue	688.6	656.5	908.9	1,086.2	1,250.6	1,412.5
Long-term debt, including current portion	13.6	998.9	989.3	1,085.4	1,418.9	1,048.0
Total liabilities	722.5	1,738.5	1,981.6	2,342.3	2,854.4	2,838.9
Total members’/stockholders’ equity (deficit)	(246.6)	1,273.5	1,013.7	812.5	410.4	631.2
____________
(1)    Our company is referred to as the “Predecessor” for all periods prior to the Merger and is referred to as the “Successor” for all periods after the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting” for more information.
Key Metrics
We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our business:

	Year Ended December 31,					Nine Months Ended September 30,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)	2014(1)	2015(1)
	(unaudited; in millions, except ARPU)
Total bookings	$938.7	$1,124.8	$1,249.6	$1,397.9	$1,675.2	$1,265.6	$1,450.2
Total customers at period end	8.2	9.4	10.2	11.6	12.7	12.5	13.6
Average revenue per user (ARPU)	$97	$102	$93	$104	$114	$112	$119
Adjusted EBITDA	$127.6	$156.8	$173.9	$196.3	$271.5	$215.1	$263.9
____________
(1)The year ended December 31, 2010 represents the operations of our Predecessor. The year ended December 31, 2011 represents the combined periods of January 1, 2011 through December 16, 2011 (Predecessor) and December 17, 2011 through December 31, 2011 (Successor). All periods ending after December 31, 2011 represent the Successor’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business since we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period because refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.
Total customers. We define total customers as those, as of the end of a period, having an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.
Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however, in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting.”
Adjusted EBITDA. Adjusted EBITDA is a measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes and adjustments to the TRA liability, equity-based compensation expense, change in deferred revenue, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors and TCV, which was terminated in connection with the IPO, (v) costs incurred under the executive chairman services agreement, which was terminated in connection with the IPO, (vi) costs associated with consulting services provided by KKR Capstone and (vii) the loss incurred on the extinguishment of the $300.0 million senior note. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.
Reconciliation of Non-GAAP Financial Measures
Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, total bookings and adjusted EBITDA are not substitutes for total revenue and net loss, respectively. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Third, adjusted EBITDA excludes certain recurring expenses that have been and will continue to be significant expenses of our business.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year Ended December 31,					Nine Months Ended September 30,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)	2014(1)	2015(1)
Total bookings:	(unaudited; in millions)
Total revenue	$741.2	$894.3	$910.9	$1,130.8	$1,387.3	$1,015.6	$1,181.9
Change in deferred revenue	144.6	161.1	252.1	169.1	166.4	157.3	161.9
Net refunds	55.0	69.5	80.3	96.1	116.2	87.1	104.8
Other	(2.1)	(0.1)	6.0	1.9	5.3	5.6	1.6
Total bookings	$938.7	$1,124.8	$1,249.3	$1,397.9	$1,675.2	$1,265.6	$1,450.2
____________
(1)    The years ended December 31, 2009 and 2010 represent the operations of our Predecessor. The year ended December 31, 2011 represents the combined periods of January 1, 2011 through December 16, 2011 (Predecessor) and December 17, 2011 through December 31, 2011 (Successor). All periods ending after December 31, 2011 represent the Successor’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

	Year Ended December 31,					Nine Months Ended September 30,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)	2014(1)	2015(1)
Adjusted EBITDA:	(unaudited; in millions)
Net loss	$(4.2)	$(324.0)	$(279.1)	$(199.9)	$(143.3)	$(116.5)	$(119.9)
Interest expense, net of interest income (2)	0.9	6.4	79.1	70.9	84.8	61.1	54.2
(Benefit) provision for income taxes and adjustments to the TRA liability (3)	0.1	(0.3)	(0.2)	(1.1)	(2.8)	(3.0)	1.2
Depreciation and amortization	39.7	54.6	138.6	140.6	152.8	113.0	116.4
Equity-based compensation expense	—	260.0	11.7	16.4	30.1	22.2	28.5
Change in deferred revenue	144.6	161.1	252.4	169.1	166.4	157.3	161.9
Change in prepaid and accrued registry costs (4)	(53.5)	(51.5)	(34.2)	(23.4)	(20.9)	(22.3)	(32.8)
Acquisition and sponsor-related costs (5)	—	50.5	5.6	9.3	5.0	3.9	54.4
Sales tax accrual (6)	—	—	—	14.4	(0.6)	(0.6)	—
Adjusted EBITDA	$127.6	$156.8	$173.9	$196.3	$271.5	$215.1	$263.9
___________
(1)The years ended December 31, 2009 and 2010 represent the operations of our Predecessor. The year ended December 31, 2011 represents the combined periods of January 1, 2011 through December 16, 2011 (Predecessor) and December 17, 2011 through December 31, 2011 (Successor). All periods ending after December 31, 2011 represent the Successor’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.
(2)Interest income is included in “Other income (expense), net.”
(3)For the nine months ended September 30, 2015, $0.5 million in adjustments to the TRA liability were included in general and administrative expenses. There were no such adjustments during any of the other periods presented.
(4)This amount includes the changes in prepaid domain name registry fees, registry deposits and registry payables.
(5)Acquisition and sponsor-related costs in 2011 include professional fees related to the completion of the Merger, which are included in “General and administrative” expenses. Cash paid for acquisition and sponsor-related costs were $50.7 million, $4.4 million, $13.0 million, and $3.3 million for the years ended December 31, 2011, 2012, 2013 and 2014 respectively, and $2.2 million and $30.7 million for the nine months ended September 30, 2014 and 2015, respectively. Cash paid for acquisition and sponsor-related costs included in net cash provided by financing activities was $13.5 million for the nine months ended September 30, 2015.
(6)This amount represents increases or decreases in the accrual for prior period sales tax obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” and the “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
(Throughout this discussion and analysis, dollars are in millions, unless otherwise noted.)
Overview
Over the past decade, GoDaddy has played an integral role in empowering individuals and organizations to establish and build successful online ventures. Our 13.6 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and the determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.
We were founded in 1997 by Bob Parsons and became an ICANN accredited domain name registrar in 2000. In 2005 we aired our first Super Bowl commercial and became the world’s largest domain name registrar in terms of total domain names registered. Our revenue exceeded $500 million and $1 billion in 2009 and 2013, respectively. As we have grown, our hosting, presence and business applications products have become increasingly important parts of our business, constituting over 49% of aggregate total bookings in 2014. We began investing in the localization of our service offerings in markets outside of the United States in 2012 and as of September 30, 2015 we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages.
We are the global market leader in domain name registration. Securing a domain is a necessary first step to creating a digital identity and our domain products often serve as the starting point in our customer relationships. As of December 31, 2014, more than 92% of our customers had purchased a domain from us, and as of September 30, 2015, we had approximately 61 million domains under management, which represented over 20% of the world’s registered domains according to VeriSign’s Domain Name Industry Brief. We also offer hosting, presence and business application products that enhance our value proposition to our customers by enabling them to create, manage and syndicate their digital identities, or in the case of Web Pros, the digital identities of their customers. These products are often purchased in conjunction with, or subsequent to, an initial domain name registration.
We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. We grew our total customers from 8.2 million as of December 31, 2010 to 13.6 million as of September 30, 2015, primarily through a combination of brand advertising, direct marketing efforts and customer referrals. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe that the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team build strong relationships with our customers and are key to our high level of customer retention.
We generate bookings and revenue from sales of product subscriptions, including domain products, hosting and presence offerings and business applications. Payments are generally collected at the beginning of the subscription period. We offer our product subscriptions on a variety of terms, which are typically one year but can range from monthly terms to multi-annual terms of up to ten years depending on the product. We use total bookings as a performance measure, given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. Accordingly, we believe total bookings is an indicator of the expected growth in our revenue and the operating performance of our business. We have two primary sales channels: our website and our Customer Care team. In 2014, we derived approximately 76% and 23% of our total bookings through our website and our Customer Care team, respectively.

Domains. We generated 51% of our 2014 total bookings from the sale of domain products, primarily from domain name registrations and renewals, domain add-ons such as privacy and aftermarket sales. Total bookings from domains grew an average of 11% annually from 2010 to 2014.
Hosting and Presence. We generated 39% of our 2014 total bookings from the sale of hosting and presence products, primarily from a variety of web-hosting offerings, website builder products, SSL certificates and online commerce products. These products generally have higher margins than domains. Total bookings from hosting and presence products grew an average of 19% annually from 2010 to 2014.
Business Applications. We generated 10% of our 2014 total bookings from the sale of business applications products, primarily from productivity tools such as domain-specific email accounts, which also have higher margins than domains. Total bookings from business applications grew an average of 29% annually from 2010 to 2014.
Total bookings derived from all three of our product categories have increased in each of the last four years ended December 31, 2014, with our hosting, presence and business applications products growing faster in recent periods. This mix shift has favorably impacted our margins. See “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of total revenue to total bookings.
In each of the five years ended December 31, 2014, greater than 87% of our total revenue, excluding the impact of purchase accounting, was generated by customers who were also customers in the prior year. To track our growth and the stability of our customer base, we monitor, among other things, revenue, retention rates and ARPU generated by our annual customer cohorts over time, as well as corresponding marketing and advertising spend. We define an annual customer cohort to include each customer who first became a customer of GoDaddy during a calendar year. For example, in calendar year 2010, we acquired 2.3 million customers, who we collectively refer to as our 2010 cohort. During the same time period, we spent $94 million in marketing and advertising expenses. By the end of 2014, the 2010 cohort had generated an aggregate of $811 million of total bookings, and we expect that this cohort will continue to generate bookings and revenue in the future. For the four years ended December 31, 2014, the average retention rate of the 2010 cohort was approximately 88%. Over this period, ARPU, excluding the impact of purchase accounting, for the 2010 cohort grew from $75 in 2011 to $121 in 2014, representing a CAGR of 17%. We selected the 2010 cohort for this analysis because we believe the 2010 cohort is representative of the spending patterns and revenue impact of our other cohorts. We believe our cohort analysis is important to illustrate the long-term value of our customers.
The growth of our business and our ability to achieve and maintain profitability will depend on many factors, including our ability to continue to expand our product offerings, efficiently acquire new customers and increase our sales to existing customers. In the five years ended December 31, 2014, to support our growth, we invested $976 million in technology and development expenses and $656 million in marketing and advertising expenses. From December 31, 2012 to September 30, 2015, our customer base grew from 10.2 million to 13.6 million customers, an increase of 33.3%. We invest capital from any potential source, whether debt or internally generated cash, depending on the adequacy and availability of that source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Our total revenue was $910.9 million, $1.1 billion and $1.4 billion in 2012, 2013 and 2014, respectively, and $1.0 billion and $1.2 billion for the nine months ended September 30, 2014 and 2015, respectively. We incurred net losses of $279.1 million, $199.9 million and $143.3 million in 2012, 2013 and 2014, respectively, and $116.5 million and $119.9 million for the nine months ended September 30, 2014 and 2015, respectively. The impact on revenue related to purchase accounting for the Merger and other acquisitions limits the comparability of our revenue and net loss between periods. See “—Impact of Purchase Accounting.” As a result of the investments we are making to support our revenue growth, we do not expect to be profitable in the near future.
Factors Affecting Our Performance
We believe the growth of our business and our ability to achieve and maintain profitability will depend on various opportunities, challenges and other factors, including our ability to continue to expand our product offerings, to successfully expand internationally, to efficiently acquire new customers and to increase our sales to existing customers. While these areas present significant opportunities, they also present risks we must manage to ensure successful results. If we are unable to address these challenges, our business could be adversely affected. We make significant ongoing investments in technology and development, marketing and advertising and Customer Care to support our revenue growth. Depending on the amount of these growth investments, our ability to achieve profitability may be delayed or our profitability may be reduced in the future.
Small businesses transitioning online. Many small businesses and organizations remain offline, given limited resources and inadequate tools. Our growth will depend in part on how quickly these small businesses and ventures take steps to establish an online presence with domains and websites and, once online, the rate at which they adopt hosting, presence and business applications solutions to connect them to their customers and manage their businesses.
Evolution of the domains market. With over 296 million existing domains registered, it is becoming increasingly difficult for customers to find the name that best suits their needs. As a result, ICANN has authorized the introduction of more than 1,300 new gTLDs over the next several years that address a wide range of markets and interests, from professions to personal interests to geographies, which will significantly expand the inventory of available domains. Our pricing for domain name registrations for new gTLDs may be higher than that of first generation gTLDs due to differences in the way new gTLDs are regulated. Additionally, there is a growing secondary market for the resale of existing domains. Our growth will depend in part on the continued relevance of first generation TLDs, the timing and extent of adoption of new gTLDs, the continued development of the secondary domains market and pricing for domains.
International expansion. As we have increased our international presence by expanding into new markets, we have experienced higher growth in sales to international customers than to our domestic customers in recent periods. Sales to international customers constituted 22%, 24% and 25% of total bookings in 2012, 2013 and 2014, respectively. We believe our global opportunity is significant, and to address this opportunity, we have launched, and intend to continue to launch, localized versions of our products. We have also invested, and intend to continue to invest, in product marketing, infrastructure and personnel to support our international expansion efforts. These increased marketing costs may increase our cost of acquiring international customers, which may delay our ability to achieve profitability or reduce our profitability in the future. Our growth will depend in part on the adoption of our products in international markets, our ability to market them successfully and our ability to expand our operations into international markets. We believe our investment in localized versions of our products, infrastructure and regional Customer Care will contribute to our revenue growth, but it may delay our ability to achieve profitability or reduce our profitability in the future.
Leveraging cloud-based technologies. We invested $976 million in technology and development expenses during the five year period ended December 31, 2014 and intend to continue to invest in product innovation to address the needs of our customers. Our revenue growth will depend in part on our ability to leverage our cloud-based technology platform and infrastructure to continue to launch new product offerings and efficiently offer them to our customers. While we believe these investments will enable us to grow our revenue, they may delay our ability to achieve profitability or reduce our profitability in the future.
Enhancements in brand and marketing. We expect to continue to dedicate significant resources to brand advertising and direct marketing efforts, particularly as we expand into new geographies and introduce new products. As illustrated by the 2010 cohort data discussed above, we have benefitted from high lifetime revenue per customer relative to the corresponding marketing and advertising spend we have made. Given these unit economics, we will continue to employ highly-analytic, metric-driven marketing efforts to acquire new customers and diversify our marketing investments across additional channels and geographies. Our growth will depend in part on our ability to launch impactful marketing campaigns and appropriately balance our level of spend with the benefits realized through new customer acquisitions and increased total bookings. In addition to our increased international focus, we are also targeting higher potential value segments like web professionals, which we expect may increase our cost to acquire customers over time. We believe our continued investment in brand advertising and direct marketing will help us acquire new customers, grow our revenue and improve our operating results over time. However, these investments may increase our cost to acquire customers, and as a result, may also delay our ability to achieve profitability or reduce our profitability in the future.

Key Metrics
We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. These metrics are supplemental to our GAAP results and include operational and non-GAAP measures. See “Selected Consolidated Financial Data—Key Metrics—Reconciliation of Non-GAAP Financial Measures.”

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
	(unaudited; in millions, except ARPU)
Total bookings	$1,249.6	$1,397.9	$1,675.2	$1,265.6	$1,450.2
Total customers at period end	10.2	11.6	12.7	12.5	13.6
Average revenue per user (ARPU)	$93	$104	$114	$112	$119
Adjusted EBITDA	$173.9	$196.3	$271.5	$215.1	$263.9
Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business since we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period because refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.
Total bookings increased 11.9% from $1,249.6 million in 2012 to $1,397.9 million in 2013 primarily resulting from a 13.2% increase in total customers from December 31, 2012 and a 5.0% increase in domains under management over the same period. Total bookings increased 19.8% to $1,675.2 million in 2014 primarily resulting from a 9.7% increase in total customers from December 31, 2013 and a 3.5% increase in domains under management over the same period as well as $45.0 million of incremental bookings from businesses acquired in the fourth quarter of 2013.
Total bookings increased 14.6% from $1,265.6 million for the nine months ended September 30, 2014 to $1,450.2 million for the nine months ended September 30, 2015. These increases were primarily driven by an 8.8% increase in total customers since September 30, 2014, a 4.3% increase in domains under management over the same period, increased customer spending on non-domains products and a higher growth rate associated with our continued expansion in international markets, partially offset by the impact of adverse movements in foreign currency exchange rates. Our hosting and presence and business applications bookings are growing at a faster rate than domains bookings as customers broaden their adoption of our products.
Total customers. We define total customers as those, as of the end of a period, having an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.
As of December 31, 2012, 2013, 2014 and September 30, 2015, we had 10.2 million, 11.6 million, 12.7 million and 13.6 million total customers, respectively. Our customer growth primarily resulted from increased brand awareness, our ongoing marketing and advertising initiatives, our continued international expansion, our enhanced and expanded product offerings and acquisitions.
Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however, in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. See “—Impact of Purchase Accounting.”
ARPU increased 11.7% from $93 during 2012 to $104 during 2013 primarily due to the reduced impact of purchase accounting adjustments and increased customer spend. ARPU increased 10.2% to $114 during 2014 primarily due to the impact of incremental revenue from acquisitions completed in the fourth quarter of 2013, the reduced impact of purchase accounting adjustments and increased customer spend.

ARPU increased 6.8% from $112 for the period ended September 30, 2014 to $119 for the period ended September 30, 2015, primarily due to broadened customer adoption of our products resulting in increased customer spend, revenue from acquired businesses and the reduced impact of purchase accounting adjustments.
Adjusted EBITDA. Adjusted EBITDA is a measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes and adjustments to the TRA liability, equity-based compensation expense, change in deferred revenue, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors and TCV, which was terminated in connection with the IPO, (v) costs incurred under the executive chairman services agreement, which was terminated in connection with the IPO, (vi) costs associated with consulting services provided by KKR Capstone and (vii) the loss incurred on the extinguishment of the $300.0 million senior note. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.
Adjusted EBITDA increased 12.9% from $173.9 million in 2012 to $196.3 million in 2013 and 38.3% to $271.5 million in 2014, primarily due to increases in the size of our business, improved operating efficiencies and the impact of acquisitions completed in the fourth quarter of 2013. Adjusted EBITDA increased 22.7% from $215.1 million for the nine months ended September 30, 2014 to $263.9 million for the nine months ended September 30, 2015. These increases primarily resulted from our revenue growth and improved operating efficiencies.
See “Selected Consolidated Financial Disclosures—Key Metrics” for more information and reconciliations of our key metrics to the most directly comparable financial measures calculated and presented in accordance with GAAP.
Impact of Purchase Accounting
On December 17, 2011, investment funds and entities affiliated with KKR, Silver Lake and TCV and other investors acquired a controlling interest in Desert Newco. We refer to this transaction as the “Merger.” Desert Newco was formed in contemplation of and survived the Merger, and as a result of the Merger, we applied purchase accounting and a new basis of accounting beginning on the date of the Merger. Our company is referred to as the “Predecessor” for all periods prior to the Merger and is referred to as the “Successor” for all periods after the Merger.
As a result of the Merger, we were required by GAAP to record all assets and liabilities, including deferred revenue, prepaid domain name registry fees and long-lived assets, at fair value as of the effective date of the Merger, which in some cases was different than their historical book values. This had the effect of reducing revenue and deferred revenue and increasing prepaid domain name registry fees and cost of revenue from that which would have otherwise been recognized, as described in more detail below.
We assessed the fair value of deferred revenue acquired in the Merger to be $649.7 million, representing a decrease of $217.1 million from its historical book value. Recognizing deferred revenue at fair value reduces revenue in the periods subsequent to the Merger. The impact of the Merger to revenue was $130.7 million in 2012, $42.2 million in 2013, $17.3 million in 2014, $14.2 million in the nine months ended September 30, 2014 and $6.8 million in the nine months ended September 30, 2015. The effect of the Merger on the deferred costs was not material. To the extent our customers renew their contracts, the full amount of renewal revenue will be recognized in future periods.
Since the beginning of 2012, we completed a number of business acquisitions and, under GAAP, recorded the acquired assets and liabilities at fair value, which similarly impacted revenue to be recognized in future periods.

The impact on revenue related to purchase accounting for the Merger and other acquisitions limits the comparability of our revenue between periods. The table below represents the impact of purchase accounting, primarily attributable to the Merger and to a lesser extent our other acquisitions, to our total revenue during the indicated periods.

				Nine Months Ended September 30,
	Year Ended December 31,
	2012	2013	2014	2014	2015
Impact of purchase accounting:	(unaudited)
Total revenue	$910.9	$1,130.8	$1,387.3	$1,015.6	$1,181.9
Impact of purchase accounting on revenue	130.7	43.3	18.7	15.5	6.8
Total revenue excluding impact of purchase accounting (1)	$1,041.6	$1,174.1	$1,406.0	$1,031.1	$1,188.7

(1)
This amount represents the amount of revenue we would have recognized if not for the impact of purchase accounting. Recording deferred revenue at fair value in purchase accounting had the effect of reducing acquired deferred revenue and thereby reducing the recognition of revenue in subsequent periods as compared to the amounts we would have otherwise recognized. To the extent our customers renew their contracts, the full amount of renewal revenue will be recognized in future periods.

Reorganization Transactions
GoDaddy Inc. was incorporated in May 2014 and, pursuant to a reorganization into a holding corporation structure, became a holding corporation whose principal asset, directly and through its wholly owned subsidiary GD Subsidiary Inc., is a controlling equity interest in Desert Newco. As the sole managing member of Desert Newco, GoDaddy Inc. operates and controls the business and affairs of Desert Newco and its subsidiaries. GoDaddy Inc. consolidates Desert Newco in its consolidated financial statements and reports a non-controlling interest related to the portion of Desert Newco it does not own.
In connection with the IPO, we executed several reorganization transactions described under “Organizational Structure—Reorganization Transactions,” as a result of which the limited liability company agreement of Desert Newco was amended and restated to, among other things, reclassify its outstanding limited liability company units as non-voting units. Pursuant to the New LLC Agreement, GoDaddy Inc. is the sole managing member of Desert Newco.
We also entered into the Exchange Agreement with the Continuing LLC Owners under which they have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units and shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”
Each of the Continuing LLC Owners that held voting units before the Reorganization Transactions and that continues to hold LLC Units also holds a number of shares of Class B common stock of GoDaddy Inc. equal to the number of LLC Units held by such person. The shares of Class B common stock have no economic rights, but entitle the holder to one vote per share on matters presented to stockholders of GoDaddy Inc. Holders of Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders.
Basis of Presentation
Revenue
We generate substantially all of our revenue from sales of product subscriptions, including domain name registration, hosting and presence offerings and business applications. Our subscription terms are typically one year but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. We generally collect the full amount of subscription fees at the time of sale, but recognize revenue from our subscriptions ratably over the applicable contract term.
Domains revenue primarily consists of revenue from the sale of domain name registration subscriptions, domain add-ons and aftermarket sales. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain.
Hosting and presence revenue primarily consists of revenue from the sale of subscriptions to our website hosting products, website building products, online visibility products, security products and an online shopping cart.

Business applications revenue primarily consists of revenue from the sale of subscriptions for email accounts, online calendar, online data storage, third-party productivity applications and email marketing tools.
Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the applicable subscription terms compared to the amount originally expected. Our annual refund rate has ranged from 6.4% to 6.9% of total bookings from 2012 to 2014.
Costs and Operating Expenses
Cost of revenue
Costs of revenue are the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees paid to the various domain registries and to ICANN, payment processing fees and third-party commissions. Similar to our billing practices, we pay domain costs at the time of purchase for the life of each customer subscription, but recognize the costs of service ratably over the term of our customer contracts. The terms of registry pricing are established by agreements between registries and registrars, and can vary significantly depending on the TLD. We expect cost of revenue to increase in absolute dollars in future periods as we expand our domains business and customer base. Cost of revenue may increase or decrease as a percentage of total revenue, depending on the mix of products sold in a particular period and the sales and marketing channels used.
Technology and development
Technology and development represents costs associated with the creation, development and distribution of our products and websites. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products, excluding depreciation expense. We expect technology and development expense to increase in absolute dollars as we continue to enhance existing products, develop new products and geographically diversify our data center footprint. Technology and development expenses may increase or decrease as a percentage of total revenue depending on our level of investment in additional personnel and the expansion of our global infrastructure footprint. Our investments in additional technology and development expenses are made to enhance our integrated technology infrastructure and support our new and enhanced product offerings, international expansion and the overall growth of our business.
Marketing and advertising
Marketing and advertising expense represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across television and radio, search engines, online display, social media and spokesperson and event sponsorships. These expenses also include personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate both in absolute dollars and as a percentage of total revenue depending on the size and scope of our future campaigns, particularly related to the size and scope of our new product introductions and the growth of our international operations.
Customer care
Customer care expense represents the costs to advise our customers and service their needs, primarily consisting of personnel costs. We expect these expenses to increase in absolute dollars in the future as we expand our domestic and international Customer Care teams due to increases in total customers. We expect customer care expenses to fluctuate as a percentage of total revenue depending on the level of personnel required to support the continued growth of our business.
General and administrative
General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent, all employee travel expenses, sponsor-based costs and other general costs. We expect general and administrative expenses to increase in absolute dollars in the future as a result of our overall growth, increased personnel costs and increased expenses associated with being a public company.

Depreciation and amortization
Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our business and the amortization of acquired intangible assets, particularly those resulting from the Merger. Depreciation and amortization may increase or decrease in absolute dollars in future periods depending on our future level of capital investments in hardware and other equipment as well as amortization expense associated with future acquisitions.
Income Taxes
Desert Newco is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, its taxable income or loss is passed through to, and is included in the tax returns of, its members, including us. Pursuant to the New LLC Agreement, Desert Newco makes pro rata tax distributions to its unit holders, including us, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income, reduced by cumulative losses, of Desert Newco allocated to them. Generally, these tax distributions are computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual and (ii) 7%, which represents an assumed blended state income tax rate. As of September 30, 2015, this assumed income tax rate was 46.6%, which will increase to 50.4% in certain cases when the tax on net investment income is applicable.
Notwithstanding the potential differences, described above, in the assumed tax rate applicable in respect of different owners, Desert Newco will make tax distributions pro rata to LLC Unit ownership. In addition, under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but are made pro rata based on ownership, Desert Newco is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes Desert Newco would have otherwise paid. Desert Newco is subject to entity level taxation in certain states, and certain of its subsidiaries are subject to entity level U.S. and foreign income taxes. As a result, the accompanying consolidated statements of income include tax expense related to those states and to U.S. and foreign jurisdictions where we operate. GoDaddy Inc. is subject to U.S. federal, state, local and foreign income taxes with respect to its allocable share of any taxable income of Desert Newco and will be taxed at the prevailing corporate tax rates.
In addition to tax expenses, we also incur expenses related to our operations, plus payments under the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs.

Results of Operations
The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
Consolidated Statements of Operations Data:				(unaudited)
Revenue:
Domains	$588.5	$671.6	$763.3	$564.1	$622.7
Hosting and presence	271.4	380.6	507.9	369.9	436.5
Business applications	51.0	78.6	116.1	81.6	122.7
Total revenue	910.9	1,130.8	1,387.3	1,015.6	1,181.9
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	430.3	473.9	518.4	384.6	420.9
Technology and development	175.4	207.9	254.4	187.4	202.8
Marketing and advertising	130.1	145.5	164.7	121.7	150.8
Customer care	132.6	150.9	190.5	140.6	167.2
General and administrative	106.4	143.9	168.4	127.5	167.6
Depreciation and amortization	138.6	140.6	152.8	113.0	116.4
Total costs and operating expenses	1,113.4	1,262.7	1,449.2	1,074.8	1,225.7
Operating loss	(202.5)	(131.9)	(61.9)	(59.2)	(43.8)
Interest expense	(79.1)	(71.0)	(85.0)	(61.3)	(54.7)
Loss on debt extinguishment	—	—	—	—	(21.4)
Other income (expense), net	2.3	1.9	0.8	1.0	0.7
Loss before income taxes	(279.3)	(201.0)	(146.1)	(119.5)	(119.2)
Benefit (provision) for income taxes	0.2	1.1	2.8	3.0	(0.7)
Net loss	(279.1)	(199.9)	(143.3)	(116.5)	(119.9)
Less: net loss attributable to non-controlling interests	—	—	—	—	(44.2)
Net loss attributable to GoDaddy Inc.	$(279.1)	$(199.9)	$(143.3)	$(116.5)	$(75.7)

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
Consolidated Statements of Operations Data:
Revenue:
Domains	64.6%	59.4%	55.0%	55.5%	52.7%
Hosting and presence	29.8%	33.7%	36.6%	36.5%	36.9%
Business applications	5.6%	6.9%	8.4%	8.0%	10.4%
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	47.2%	41.9%	37.4%	37.9%	35.6%
Technology and development	19.3%	18.4%	18.4%	18.4%	17.2%
Marketing and advertising	14.3%	12.9%	11.9%	12.0%	12.8%
Customer care	14.5%	13.3%	13.7%	13.8%	14.1%
General and administrative	11.7%	12.7%	12.1%	12.6%	14.2%
Depreciation and amortization	15.2%	12.4%	11.0%	11.1%	9.8%
Total costs and operating expenses	122.2%	111.6%	104.5%	105.8%	103.7%
Operating loss	(22.2)%	(11.6)%	(4.5)%	(5.8)%	(3.7)%
Interest expense	(8.7)%	(6.4)%	(6.1)%	(6.0)%	(4.6)%
Loss on debt extinguishment	—%	—%	—%	—%	(1.8)%
Other income (expense), net	0.2%	0.2%	0.1%	—%	0.1%
Loss before income taxes	(30.7)%	(17.8)%	(10.5)%	(11.8)%	(10.0)%
Benefit (provision) for income taxes	0.1%	0.1%	0.2%	0.3%	(0.1)%
Net loss	(30.6)%	(17.7)%	(10.3)%	(11.5)%	(10.1)%
Less: net loss attributable to non-controlling interests	—%	—%	—%	—%	(3.7)%
Net loss attributable to GoDaddy Inc.	(30.6)%	(17.7)%	(10.3)%	(11.5)%	(6.4)%
Comparison of Nine Months Ended September 30, 2014 to Nine Months Ended September 30, 2015
Revenue

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Domains	$564.1	$622.7	$58.6	10%
Hosting and presence	369.9	436.5	66.6	18%
Business applications	81.6	122.7	41.1	50%
Total revenue	$1,015.6	$1,181.9	$166.3	16%
Total revenue increased $166.3 million, or 16.4%, from $1,015.6 million for the nine months ended September 30, 2014 to $1,181.9 million for the nine months ended September 30, 2015. These increases were primarily driven by growth in total customers and ARPU.
Total customers increased 1.1 million, or 8.8%, from 12.5 million as of September 30, 2014 to 13.6 million as of September 30, 2015. The increase in customers impacted each of our revenue lines, as the additional customers purchased subscriptions across our product portfolio. Domains under management increased 4.3% from 58.4 million as of September 30, 2014 to 60.9 million as of September 30, 2015 driving the increase in domains revenue.
Domains. Domains revenue increased $58.6 million, or 10.4%, from $564.1 million for the nine months ended September 30, 2014 to $622.7 million for the nine months ended September 30, 2015. The increase was primarily attributable to a

$45.6 million increase in revenue from domain registrations and renewals and an $11.0 million increase in revenue from aftermarket domain sales.
Hosting and presence. Hosting and presence revenue increased $66.6 million, or 18.0%, from $369.9 million for the nine months ended September 30, 2014 to $436.5 million for the nine months ended September 30, 2015. The increase was primarily attributable to a $38.1 million increase in revenue from our website hosting and website building products and a $17.2 million increase in revenue from sales of our security products.
Business applications. Business applications revenue increased $41.1 million, or 50.4%, from $81.6 million for the nine months ended September 30, 2014 to $122.7 million for the nine months ended September 30, 2015. These increases were primarily driven by our offering of expanded email and productivity solutions and increased customer adoption of our business applications products.
Costs and Operating Expenses
Cost of revenue

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Cost of revenue	$384.6	$420.9	$36.3	9%
Cost of revenue increased $36.3 million, or 9.4%, from $384.6 million for the nine months ended September 30, 2014 to $420.9 million for the nine months ended September 30, 2015. This increase was primarily attributable to a $21.9 million increase in domain registration costs driven by the 4.3% increase in domains under management as well as higher costs associated with new gTLD registrations, a $7.5 million increase in software licensing fees primarily related to increased sales of our email and productivity solutions and a $3.8 million increase in payment processing fees due to the overall bookings increase.
Technology and development

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Technology and development	$187.4	$202.8	$15.4	8%
Technology and development expenses increased $15.4 million, or 8.2%, from $187.4 million for the nine months ended September 30, 2014 to $202.8 million for the nine months ended September 30, 2015. The increase was primarily attributable to an $8.7 million increase in compensation-related costs for our technology and development employees (including a $5.3 million increase in equity-based compensation), a $2.6 million increase in data center rent related to the continued growth of our business, a $2.5 million increase in software maintenance and support costs and a $2.1 million increase in technology-related professional fees to support our internal development team and expedite delivery of product enhancements to our customers.
Marketing and advertising

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Marketing and advertising	$121.7	$150.8	$29.1	24%
Marketing and advertising expenses increased $29.1 million, or 23.9%, from $121.7 million for the nine months ended September 30, 2014 to $150.8 million for the nine months ended September 30, 2015. The increase was primarily attributable to increased advertising spend driven by increased online, search engine, television, social media and radio campaigns.
Customer care

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Customer care	$140.6	$167.2	$26.6	19%

Customer care expenses increased $26.6 million, or 18.9%, from $140.6 million for the nine months ended September 30, 2014 to $167.2 million for the nine months ended September 30, 2015. The increase was primarily due to a $24.7 million increase in compensation-related costs, primarily driven by increased average headcount, as well as incremental costs associated with the continued expansion of our international third-party Customer Care locations.
General and administrative

	Nine Months Ended September 30,		Change
	2014	2015	$	%
General and administrative	$127.5	$167.6	$40.1	31%
In the nine months ended September 30, 2015, general and administrative expenses include $29.7 million of additional expenses related to certain payments made following the completion of the IPO, including $26.7 million paid to the Sponsors and TCV in connection with the termination of the transaction and monitoring fee agreement and $3.0 million paid to Bob Parsons in connection with the termination of the executive chairman services agreement. Following these payments, we are no longer obligated to make future payments under either of these agreements.
General and administrative expenses increased $40.1 million, or 31.5%, from $127.5 million for the nine months ended September 30, 2014 to $167.6 million for the nine months ended September 30, 2015. Excluding the termination payments discussed above, general and administrative expenses increased $10.4 million, or 8.2%, from $127.5 million for the nine months ended September 30, 2014 to $137.9 million for the nine months ended September 30, 2015, primarily due to a $5.2 million increase in compensation-related costs driven by increased average headcount.
Depreciation and amortization

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Depreciation and amortization	$113.0	$116.4	$3.4	3%
There were no material changes in depreciation and amortization expense between the periods presented.
Interest expense

	Nine Months Ended September 30,		Change
	2014	2015	$	%
Interest expense	$61.3	$54.7	$(6.6)	(11)%
Interest expense decreased $6.6 million, or 10.8%, from $61.3 million for the nine months ended September 30, 2014 to $54.7 million for the nine months ended September 30, 2015, primarily driven by interest savings resulting from our repayment of the $300.0 million senior note payable to YAM, or the Senior Note, in April 2015, partially offset by increased borrowings from the May 2014 Term Loan refinancing.
Loss on debt extinguishment
In April 2015, we recognized a $21.4 million loss on debt extinguishment as a result of the repayment of the Senior Note, which consisted of prepayment premium of $13.5 million and the write-off of $7.1 million of unamortized original issue discount and $0.8 million of deferred financing costs.
Comparison of Years Ended December 31, 2012, 2013 and 2014
Revenue

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Domains	$588.5	$671.6	$763.3	$83.1	14%	$91.7	14%
Hosting and presence	271.4	380.6	507.9	109.2	40%	$127.3	33%
Business applications	51.0	78.6	116.1	27.6	54%	$37.5	48%
Total revenue	$910.9	$1,130.8	$1,387.3	$219.9	24%	$256.5	23%

2013 compared to 2014
Total revenue increased $256.5 million, or 22.7%, from $1.1 billion in 2013 to $1.4 billion in 2014. The increase primarily resulted from a $179.4 million increase in total revenue from new and existing customers, $52.4 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and a $24.6 million reduction in the impact of purchase accounting. Total customers increased 1.1 million, or 9.7%, from 11.6 million as of December 31, 2013 to 12.7 million as of December 31, 2014.
Domains. Domains revenue increased $91.7 million, or 13.7%, from $671.6 million in 2013 to $763.3 million in 2014. The increase primarily resulted from a $73.2 million increase in revenue from new and existing customers, $10.3 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and an $8.2 million reduction in the impact of purchase accounting. Domains under management increased 2.0 million, or 3.5%, from 56.9 million as of December 31, 2013 to 58.9 million as of December 31, 2014.
Hosting and presence. Hosting and presence revenue increased $127.3 million, or 33.4%, from $380.6 million in 2013 to $507.9 million in 2014. The increase primarily resulted from a $72.8 million increase in revenue from new and existing customers, $41.1 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and a $13.3 million reduction in the impact of purchase accounting.
Business applications. Business applications revenue increased $37.5 million, or 47.7%, from $78.6 million in 2013 to $116.1 million in 2014. The increase primarily resulted from a $33.4 million increase in revenue from new and existing customers, a $3.1 million reduction in the impact of purchase accounting and $1.0 million of incremental revenue from businesses acquired in the fourth quarter of 2013.
2012 compared to 2013
Total revenue increased $219.9 million, or 24.1%, from $910.9 million in 2012 to $1.1 billion in 2013. The increase primarily resulted from a $108.7 million increase in total revenue from new and existing customers, an $87.4 million reduction in the impact of purchase accounting, $13.4 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and $10.4 million of service disruption credits granted to certain customers in connection with a service outage experienced in September 2012. Total customers increased 1.4 million, or 13.2%, from 10.2 million as of December 31, 2012 to 11.6 million as of December 31, 2013.
Domains. Domains revenue increased $83.1 million, or 14.1%, from $588.5 million in 2012 to $671.6 million in 2013. The increase primarily resulted from a $57.9 million increase in revenue from new and existing customers, a $21.5 million reduction in the impact of purchase accounting and $3.7 million of incremental revenue from businesses acquired in the fourth quarter of 2013. Domains under management increased 2.7 million, or 5.0%, from 54.2 million as of December 31, 2012 to 56.9 million as of December 31, 2013.
Hosting and presence. Hosting and presence revenue increased $109.2 million, or 40.2%, from $271.4 million in 2012 to $380.6 million in 2013. The increase primarily resulted from a $49.5 million reduction in the impact of purchase accounting, a $43.4 million increase in revenue from new and existing customers, $9.5 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and $6.8 million of service disruption credits recorded in 2012.
Business applications. Business applications revenue increased $27.6 million, or 54.2%, from $51.0 million in 2012 to $78.6 million in 2013. The increase primarily resulted from a $16.4 million reduction in the impact of purchase accounting, a $7.6 million increase in revenue from new and existing customers and $3.6 million of one-time service disruption credits recorded in 2012.
Costs and Operating Expenses
Cost of revenue

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Cost of revenue	$430.3	$473.9	$518.4	$43.6	10%	$44.5	9%

2013 compared to 2014. Cost of revenue increased $44.5 million, or 9.4%, from $473.9 million in 2013 to $518.4 million in 2014. This increase was primarily attributable to a $32.5 million increase in domain registration costs as a result of a 3.5% increase in domains under management, a $6.1 million increase in payment processing fees due to the overall revenue increase and a $5.4 million increase in third-party commissions, primarily attributable to our Afternic business acquired in the fourth quarter of 2013.
2012 compared to 2013. Cost of revenue increased $43.6 million, or 10.1%, from $430.3 million in 2012 to $473.9 million in 2013. This increase was primarily attributable to a $35.0 million increase in domain registration costs as a result of a 5.0% increase in domains under management, a $4.0 million increase in payment processing fees due to the overall revenue increase and additional cost of international payment processing and a $1.3 million increase in third-party commissions, primarily attributable to our Afternic business acquired in the fourth quarter of 2013.
Technology and development

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Technology and development	$175.4	$207.9	$254.4	$32.5	19%	$46.5	22%
2013 compared to 2014. Technology and development expenses increased $46.5 million, or 22.4%, from $207.9 million in 2013 to $254.4 million in 2014. The increase was primarily attributable to an $18.9 million increase in compensation costs driven primarily by employee headcount increases during the second half of 2013, of which $6.4 million relates to our Media Temple business acquired in the fourth quarter of 2013 and $5.7 million relates to an increase in equity-based compensation expense. The remaining increase was primarily due to an $11.2 million increase in data center rent, of which $8.7 million relates to our Media Temple business, and a $9.6 million increase in independent contractor costs to support our internal development team and expedite delivery of product enhancements to our customers, as well as smaller increases in hosting licenses and telecommunications expenses. The investments in additional technology and development expenses were to enhance our integrated technology infrastructure and support our new product offerings, international expansion and the overall growth of our business.
2012 compared to 2013. Technology and development expenses increased $32.5 million, or 18.5%, from $175.4 million in 2012 to $207.9 million in 2013. The increase was primarily attributable to a $24.5 million increase in compensation costs due to a 17.9% increase in employee headcount, a $5.7 million increase in equipment and software support costs and a $4.6 million increase in independent contractor costs to support our internal development team and expedite delivery of product enhancements to our customers, as well as smaller increases in hosting licenses and telecommunications expenses. These increases were partially offset by a $5.9 million decrease in data center rent primarily due to charges of $2.7 million in 2012 for excess contracted space within our international data centers and $3.2 million from renegotiated rates for our co-located data center leases.
Marketing and advertising

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Marketing and advertising	$130.1	$145.5	$164.7	$15.4	12%	$19.2	13%
2013 compared to 2014. Marketing and advertising expenses increased $19.2 million, or 13.2%, from $145.5 million in 2013 to $164.7 million in 2014. The increase was primarily attributable to a $15.8 million increase in discretionary brand development costs, of which $2.8 million is related to our Media Temple business, and a $3.4 million increase in compensation costs primarily driven by a 4.2% increase in employee headcount and an additional $3.2 million of equity-based compensation expense resulting from the modification of certain options.
2012 compared to 2013. Marketing and advertising expenses increased $15.4 million, or 11.8%, from $130.1 million in 2012 to $145.5 million in 2013. The increase was primarily attributable to an $8.5 million increase in costs related to the continued development of our brand domestically and internationally and a $6.9 million increase in compensation costs related to a 10.6% increase in employee headcount.

Customer care

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Customer care	$132.6	$150.9	$190.5	$18.3	14%	$39.6	26%
2013 compared to 2014. Customer care expenses increased $39.6 million, or 26.2%, from $150.9 million in 2013 to $190.5 million in 2014. The increase was primarily due to a $34.8 million increase in compensation-related costs primarily attributable to an 11.5% increase in employee headcount, of which $5.8 million is related to our Media Temple business, as well as $4.8 million of incremental costs associated with the expansion of our international third-party Customer Care locations.
2012 compared to 2013. Customer care expenses increased $18.3 million, or 13.8%, from $132.6 million in 2012 to $150.9 million in 2013, primarily due to compensation-related costs primarily attributable to a 26.2% increase in employee headcount.
General and administrative

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
General and administrative	$106.4	$143.9	$168.4	$37.5	35%	$24.5	17%
2013 compared to 2014. General and administrative expenses increased $24.5 million, or 16.9%, from $144.0 million in 2013 to $168.4 million in 2014. The increase was primarily due to a $25.4 million increase in compensation-related costs, primarily driven by employee headcount increases during the second half of 2013 (including the addition of certain executives, retention bonuses, $4.7 million related to our Media Temple business and an increase of $4.3 million in equity-based compensation expense). The remaining increase was primarily due to a $7.7 million increase in travel and corporate functions and a $6.6 million increase in office rent related to the expansion of our facilities, as well as increases in other general expenses associated with the overall growth of our business. These increases were partially offset by a $13.8 million decrease related to sales tax reserves primarily recorded in the fourth quarter of 2013 and a $5.4 million decrease in professional service fees resulting primarily from a settlement agreement reached in December 2014 with an insurance carrier.
2012 compared to 2013. General and administrative expenses increased $37.5 million, or 35.3%, from $106.4 million in 2012 to $144.0 million in 2013. The increase was primarily due to a $14.4 million increase related to estimated sales tax liabilities, a $12.6 million increase in compensation costs due to the hiring of several executives in 2013, a $6.8 million increase in travel and corporate functions costs and a $3.3 million increase in office rent and utilities costs due to growth and expansion, partially offset by a $2.7 million decrease in professional service fees.
Depreciation and amortization

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Depreciation and amortization	$138.6	$140.6	$152.8	$2.0	1%	$12.2	9%
2013 compared to 2014. Depreciation and amortization expense increased $12.2 million, or 8.7%, from $140.6 million in 2013 to $152.8 million in 2014. The increase results from a $6.8 million increase in amortization of intangible assets, primarily from acquisitions completed in the second half of 2013, and a $5.4 million increase in depreciation expense related to additional property and equipment from capital expenditures and assets assumed in acquisitions.
2012 compared to 2013. Depreciation and amortization expense increased $2.0 million, or 1.4%, from $138.6 million in 2012 to $140.6 million in 2013. The increase was driven by a $26.9 million increase in amortization of acquired intangible assets, partially offset by a $25.0 million decrease in depreciation expense due to assets revalued in the Merger becoming fully depreciated by the end of 2012.
Interest expense

	Year Ended December 31,			2012 to 2013		2013 to 2014
	2012	2013	2014	$ change	% change	$ change	% change
Interest expense	$79.1	$71.0	$85.0	$(8.1)	(10)%	$14.0	20%

2013 compared to 2014. Interest expense increased $14.0 million, or 19.8%, from $71.0 million in 2013 to $85.0 million in 2014. The increase was primarily driven by an increase in our outstanding long-term debt from $1.1 billion as of December 31, 2013 to $1.5 billion as of December 31, 2014, partially offset by amendments to our long-term debt agreements during 2013 and 2014, which lowered our average effective interest rate to 5.2% as of December 31, 2014.
2012 compared to 2013. Interest expense decreased $8.1 million, or 10.3%, from $79.1 million in 2012 to $71.0 million in 2013. The decrease was driven by amendments to our long-term debt agreements in 2013, lowering our effective interest rate from 6.6% as of December 31, 2012 to 5.4% as of December 31, 2013.
Liquidity and Capital Resources
Overview
Other than the receipt of proceeds from our IPO in April 2015, our principal sources of liquidity have been cash flow generated from operations and long-term debt borrowings. Our principal uses of cash have been to fund operations, acquisitions and capital expenditures, as well as make distributions to holders of LLC Units, interest payments and mandatory principal payments on our long-term debt.
On April 7, 2015, we completed our IPO and sold 26.0 million shares of Class A common stock at a public offering price of $20.00 per share, receiving $491.8 million in proceeds, net of underwriting discounts and commissions. We incurred $11.2 million of legal, accounting, printing and other professional fees related to the IPO, which were charged against additional paid-in capital upon completion of the IPO. We used the net proceeds to:

•	make a final aggregate payment of $26.7 million to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement;

•	make a payment of $3.0 million to Bob Parsons upon the termination of the executive chairman services agreement;

•	make a payment totaling $316.0 million to repay the Senior Note;

•	make a payment of $75.0 million to repay all amounts drawn on the Revolving Credit Loan; and

•	make a payment of $28.1 million to complete an acquisition.
We retained the remaining proceeds for general corporate purposes, which may include working capital needs, sales and marketing activities, solution and platform development, general and administrative matters and capital expenditures.
In general, we seek to deploy our capital in a systematically prioritized manner focusing first on requirements for operations, then on growth investments, and finally on equity holder returns. Our strategy is to deploy capital from any potential source, whether debt or internally generated cash, depending on the adequacy and availability of the source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Therefore, while cash generated from operations is our primary source of operating liquidity and we believe our internally generated cash flows are sufficient to support day-to-day business operations, we use a variety of capital sources to fund our needs for less predictable investment decisions such as acquisitions.
We have incurred debt (as described below) to fund acquisitions, a Special Distribution (as described below) and for our working capital needs. As a result of the debt we have incurred, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. However, the restrictions under our long-term debt facilities are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders.
We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the expansion of Customer Care and general and administrative activities, the introduction of new and enhanced product offerings, the costs to support new and replacement capital equipment and the completion of strategic acquisitions.
Credit Facility
On December 16, 2011, we entered into a secured credit agreement, or our prior credit facility, which provided $825.0 million of financing, consisting of a $750.0 million term loan, or our prior term loan, maturing with a final principal payment of $697.5 million payable on December 16, 2018, and an available $75.0 million revolver maturing on December 16, 2016. The prior term loan was issued at a 5.0% discount on the face of the note at the time of original issuance for net proceeds totaling $712.5 million. We refinanced the prior term loan on multiple occasions lowering our effective interest rate each time. Additionally, on October 1, 2013, we borrowed an additional $100.0 million on the prior term loan, increasing the outstanding principal to $835.0 million.
In May 2014, our Board authorized a $350.0 million distribution to the existing owners and certain holders of options to purchase LLC Units, which we refer to as the Special Distribution. During 2014, we paid $349.0 million in connection with the Special Distribution, and at September 30, 2015, had remaining unpaid distributions of $0.5 million that will be paid in future periods as certain restricted units vest. In connection with the Special Distribution, we made adjustments to outstanding awards to protect the award holders from diminution in the value of their awards in accordance with our 2011 Unit Incentive Plan, or 2011 Plan, and applicable tax rules.
In connection with the Special Distribution, we refinanced our prior credit facility pursuant to the First Amended and Restated Credit Agreement with Go Daddy Operating Company, LLC, as borrower, Desert Newco, as guarantor, the lenders or other financial institutions or entities from time to time party thereto, or the Lenders, and Barclays Bank PLC, as Administrative Agent. We refer to this as our credit facility. Under our credit facility, we refinanced our prior term loan and increased the amount borrowed under our term loan to $1.1 billion as well as increased our available capacity on our revolver to $150.0 million. The term loan was issued at a 0.5% discount on the face amount of the borrowing. The credit facility is subject to customary fees for loan facilities of this type, including a commitment fee on the revolver.
Borrowings under the credit facility bear interest at a per annum rate equal to, at our option, either (a) for LIBOR loans, LIBOR (but not less than 1.0% for the term loan only) or (b) for ABR loans, the highest (i) the federal funds effective rate plus 0.5%, (ii) the prime rate, or (iii) one month LIBOR plus 1.0%, plus a margin ranging from 3.25% to 3.50% for LIBOR loans and 2.25% to 2.50% for ABR Loans, depending on our leverage ratio. The term loan is required to be repaid in quarterly installments of 0.25% of the outstanding principal, with the remaining outstanding principal due on maturity in May 2021. The term loan must be repaid with proceeds of certain asset sales and debt issuances, and must be repaid from a portion of our excess cash flow ranging from 0.0% to 50.0%, depending on our net leverage ratio. The revolver is due in full on maturity in May 2019.
Debt under the credit facility is guaranteed by all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries’ real and personal property. The credit facility contains covenants that, among other things, restrict our ability to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes, including mergers and consolidations, sell assets, make restricted payments, including dividends and distributions and investments, prepay junior indebtedness, restrict certain of our subsidiaries’ ability to make certain intercompany distributions, and restrict us from engaging in operations other than in connection with acting as a holding company, subject to customary exceptions. The credit facility also contains a financial covenant with respect to the revolver that requires us to maintain a maximum net leverage ratio of 7.25:1.00 at all times that our revolver usage exceeds 30.0% of the revolver capacity. The net leverage ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the credit facility).
Net incremental proceeds from the term loan, after the refinancing of the prior term loan, of $263.8 million, along with a borrowing of $75.0 million on the revolver, were used to fund the Special Distribution. As of September 30, 2015, we were in compliance with the covenants under the credit facility and we had no amounts drawn on the revolver. The credit facility also sets forth specified events of default, including a change in control default.
Senior Note
In December 2011, Go Daddy Operating Company, LLC issued a $300.0 million senior note, or the Senior Note, to YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.), or YAM, an entity solely held by Mr. Parsons, in connection with the Merger. The note was issued at a 4.0% discount on the face of the note at the original issue date for net proceeds totaling $288.0 million. The note bore interest at a rate of 9.0% with interest payments made on a quarterly basis and the outstanding principal payable at maturity on December 15, 2019. In April 2015, we made a payment totaling $316.0 million to repay the Senior Note, consisting of principal of $300.0 million, prepayment premium of $13.5 million recorded as a loss on debt extinguishment and accrued interest of $2.5 million. Additionally, in connection with the repayment, $7.1 million of unamortized original issue discount and $0.8 million of deferred financing costs related to the Senior Note were recorded as a loss on debt extinguishment. Following this payment, we have no further obligations under the Senior Note and its repayment will result in annual interest savings of $27.0 million.

Tax Receivable Agreements
We are a party to five TRAs. Under these agreements, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account. Under the first of those agreements, we are generally required to pay to the Continuing LLC Owners approximately 85% of the applicable savings, if any, in income tax we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) certain tax attributes created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units the benefit of which is allocable to us as a result of the exchanges of their LLC Units and shares of Class B common stock for shares of our Class A common stock (including the portion of Desert Newco’s existing tax basis in its assets allocable to the exchanged LLC Units), (3) tax benefits related to imputed interest and (4) payments under such TRA.
Under the other TRAs, we are generally required to pay to each Reorganization Party described under “Organizational Structure,” approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger, the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) net operating losses available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.
We recorded $170.4 million as an increase to the liabilities due to the Reorganization Parties under certain of the TRAs in connection with the closing of our IPO (see Note 10 to our unaudited interim condensed financial statements appearing elsewhere in this prospectus), and in the future, we may record additional amounts as additional liabilities due to the Continuing LLC Owners under the five TRAs, such amounts collectively representing our estimate of our requirement to pay approximately 85% of the estimated realizable tax benefit resulting from (i) any existing tax attributes associated with interests in Desert Newco, LLC acquired in the Reorganization Transactions and the exchanges described above, the benefit of which is allocable to us as a result of the same, (ii) the increase in the tax basis of tangible and intangible assets of Desert Newco, LLC resulting from the exchanges as described above and (iii) certain other tax benefits related to entering into the TRAs, including tax benefits related to imputed interest and tax benefits attributable to payments under the TRAs. For purposes of calculating the income tax savings we are deemed to realize under the TRAs, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 5% for the assumed combined state and local tax rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefits. Furthermore, we will calculate the state and local income tax savings by applying this 5% rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the TRAs.
The term of the TRAs commenced upon the completion of our IPO and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event we materially breach any of our material obligations under the agreements. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of (i) each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock and (ii) a majority of our directors other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV and Mr. Parsons.
We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to the one year LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due.
In addition, the TRAs provide that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the TRA, our (or our successor’s) obligations with respect to all units (whether exchanged or acquired before or after such change in control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other benefits subject to the applicable TRA. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding TRA payments.
See “Risk Factors—Risks Related to our Company and Our Organizational Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” for additional information.

Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
				(unaudited)
Net cash provided by operating activities	$106.1	$153.3	$180.6	$154.9	$198.1
Net cash used in investing activities	(59.4)	(208.5)	(107.3)	(80.8)	(88.8)
Net cash provided by (used in) financing activities	(35.0)	91.1	(29.7)	(24.5)	79.5
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(0.1)
Net increase in cash and cash equivalents	$11.7	$35.9	$43.6	$49.6	$188.7
Operating Activities
Our primary source of cash from operating activities has been cash collections from our customers. We expect cash inflows from operating activities to be primarily affected by increases in total bookings. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, personnel costs, discretionary marketing and advertising costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and increases in personnel and other operating costs as we continue to grow our business.
Net cash provided by operating activities increased $43.2 million from $154.9 million during the nine months ended September 30, 2014 to $198.1 million during the nine months ended September 30, 2015, primarily due to a $16.2 million increase in cash resulting from net changes in working capital and a $15.4 million improvement in our operating loss. Excluding the $29.7 million of payments made in connection with the termination of certain agreements with the Sponsors, TCV and Bob Parsons following the completion of the IPO, our operating loss improved by $45.1 million. The primary driver of the increase in net changes from working capital was a $33.6 million increase in accrued expenses primarily resulting from the timing of payroll and employee benefit payments between the periods presented, partially offset by an $11.1 million decrease in prepaid expenses and other current assets.
Cash provided by operating activities for the year ended December 31, 2014 was $180.6 million, and consisted of a net loss of $143.3 million, adjusted for certain non-cash items of $192.0 million, and cash provided by working capital and other activities of $131.9 million. Adjustments for non-cash items primarily consisted of depreciation and amortization of $152.8 million and equity-based compensation of $30.2 million. In addition, the increase in cash from changes in working capital primarily consisted of an increase in deferred revenue of $166.4 million and an increase in accounts payable of $8.5 million, partially offset by an increase in prepaid domain name registry fees of $21.6 million and a decrease in accrued expenses of $22.3 million. The increase in our deferred revenue and prepaid domain name registry fees were due to the addition of new customers and increased sales of our products. The decrease in accrued expenses was due primarily to the payment of $17.2 million for sales taxes related to prior periods. Sales tax payments were made in jurisdictions in which we determined we have nexus based on evolving tax regulations for periods before we began collecting sales taxes from customers. In July 2014, we began collecting sales taxes at the time of sale from customers residing in jurisdictions in which we have nexus.
Cash provided by operating activities for the year ended December 31, 2013 was $153.3 million, and consisted of a net loss of $199.9 million, adjusted for certain non-cash items of $166.3 million, and cash provided by working capital and other activities of $186.9 million. Adjustments for non-cash items primarily consisted of depreciation and amortization of $140.6 million and equity-based compensation of $16.4 million. In addition, the increase in cash from changes in working capital primarily consisted of increases in deferred revenue of $169.1 million and accrued expenses of $60.6 million, partially offset by increases in prepaid domain name registry fees of $29.2 million and prepaid expenses and other current assets of $11.7 million. The increase in our deferred revenue and prepaid domain name registry fees were due to the addition of new customers and increased sales of our products.
Cash provided by operating activities for the year ended December 31, 2012 was $106.1 million, and consisted of a net loss of $279.1 million, adjusted for certain non-cash items of $158.6 million and cash provided by working capital and other activities of $226.6 million. Adjustments for non-cash items primarily consisted of depreciation and amortization of $138.6 million and equity-based compensation of $11.7 million. In addition, the increase in cash from changes in working capital primarily consisted of an increase in deferred revenue of $252.4 million, partially offset by an increase in prepaid domain name registry fees of $36.7 million. The increase in our deferred revenue and prepaid domain name registry fees were due to the addition of new customers and increased sales of our products.
Investing Activities
Our investing activities have primarily consisted of strategic acquisitions and purchases of property and equipment related to growth in our data centers to support the overall growth in our business.
Net cash used in investing activities increased $8.0 million from $80.8 million during the nine months ended September 30, 2014 to $88.8 million during the nine months ended September 30, 2015. This increase was primarily due to a $22.5 million purchase of intangible assets, partially offset by a $10.0 million decrease in cash paid for business acquisitions and a $7.1 million decrease in capital expenditures.
Cash used in investing activities for the year ended December 31, 2014 was $107.3 million, primarily the result of capital expenditures of $67.9 million and a business acquisition of $40.7 million.
Cash used in investing activities for the year ended December 31, 2013 was $208.5 million, primarily the result of business acquisitions of $156.8 million and capital expenditures of $52.1 million.
Cash used in investing activities for the year ended December 31, 2012 was $59.4 million, primarily the result of capital expenditures of $44.2 million and a business acquisition of $17.7 million.
Financing Activities
Our financing activities primarily consist of the receipt of proceeds from the IPO, proceeds from the issuance of long-term debt, payment of IPO costs, the repayment of principal on long-term debt, the payment of debt issuance costs and option activity.
Net cash from financing activities increased $104.0 million from $24.5 million used in financing activities during the nine months ended September 30, 2014 to $79.5 million provided by financing activities during the nine months ended September 30, 2015. This increase was primarily due to the receipt of net IPO proceeds of $482.4 million in 2015 and distributions of $349.0 million paid to Desert Newco’s unit and option holders in 2014. These increases were partially offset by an increase in the repayment of long-term debt of $378.3 million, long-term debt borrowings of $338.8 million in 2014 and a $5.1 million increase in payments made for financing-related costs.
Cash used in financing activities for the year ended December 31, 2014 was $29.7 million, primarily the result of $349.0 million paid as part of the Special Distribution, the payment of $8.4 million in fees in connection with the May 2014 amendment to our credit facility, repayments of long-term debt of $7.6 million and payments of costs related to our IPO of $1.7 million, partially offset by proceeds from borrowings of $338.8 million in connection with the May 2014 amendment to our credit facility.
Cash provided by financing activities for the year ended December 31, 2013 was $91.1 million, primarily due to increased financing from the $100.0 million term loan, partially offset by repayments of long-term debt of $7.8 million.
Cash used in financing activities for the year ended December 31, 2012 was $35.0 million, primarily the result of unit option repurchases of $18.4 million from the exercise of certain rollover options, the payment of $9.0 million in fees in connection with the modification of our debt and the repayment of $7.5 million of long-term debt.

Deferred Revenue
Deferred revenue consists of our sales for products not yet recognized as revenue at the end of a period. Our deferred revenue as of September 30, 2015 was $1,412.5 million, and is expected to be recognized as revenue as follows:

	Remainder of 2015	2016	2017	2018	2019	Thereafter	Total
Domains	$187.0	$358.6	$111.0	$54.1	$33.0	$45.6	$789.3
Hosting and presence	127.8	222.0	80.2	29.7	10.6	7.8	478.1
Business applications	41.1	70.3	20.1	7.0	3.4	3.2	145.1
	$355.9	$650.9	$211.3	$90.8	$47.0	$56.6	$1,412.5
Contractual Obligations
The following table summarizes our significant contractual obligations and commitments as of December 31, 2014:

	Payments due by period
	1 year	2-3 years	4-5 years	5+ years
Long-term debt, including current maturities (1)	$11.0	$22.0	$397.0	$1,039.5
Interest on long-term debt (2)	82.6	163.6	158.4	68.0
Lease financing obligation (3)	1.9	6.4	6.4	19.3
Operating leases (4)	36.4	40.2	15.8	23.8
Capital leases (5)	7.0	9.1	0.5	—
Service agreements (6)	18.3	7.2	0.2	—
Marketing sponsorships (7)	23.7	—	—	—

(1)
No prepayment or redemption on our long-term debt balances has been assumed, including the repayment of the Senior Note made in April 2015 with the proceeds from our IPO. Refer to “Liquidity and Capital Resources” and Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding the terms of our long-term debt agreements.

(2)	Interest on long-term debt excludes the amortization of deferred financing fees and original issue discounts.

(3)
We lease office space in Tempe, Arizona under which we occupy the total available space. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding the terms of our lease financing obligation.

(4)	We lease office space, data center space (including commitments for specified levels of power) and vehicles under operating leases expiring at various dates through September 2026.

(5)	We lease certain computer equipment under capital leases. The capital lease obligation includes the amounts representing interest.

(6)	We have long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwidth and other services.

(7)	We have contractual commitments requiring future payments under certain marketing sponsorship agreements.
The table above excludes any obligations under the TRAs since the TRAs had not been executed as of December 31, 2014. See Note 10 to our unaudited interim financial statements included elsewhere in this prospectus for information regarding our liability under the TRAs.
Off-Balance Sheet Arrangements
As of December 31, 2014 and September 30, 2015, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our consolidated financial statements.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP, and in doing so, we have to make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change our results from those reported. We evaluate our critical accounting estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments we believe have the most significant impact on our consolidated financial statements are described below.
Revenue Recognition
We commence revenue recognition when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement with the customer; (2) the product has been, or is being, provided to the customer; (3) the selling price is fixed or determinable; and (4) the collection of our fees is reasonably assured.
We generally recognize revenue on a daily basis over the period during which products are provided to the customer. Customers are billed for products, generally in advance, based on their selected contract term duration. For all customers, regardless of the method we use to bill them, cash received in advance of the provision of products is recorded as deferred revenue in our consolidated balance sheets.
We maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the contract term of the applicable product compared to the amount originally expected. Our annual refund rate has ranged from 6.4% to 6.9% of total bookings from 2012 to 2014.
We may sell multiple products to customers at the same time. For example, we may design a customer website and separately offer other products such as hosting and an online shopping cart, or a customer may combine a domain name registration with other products such as private registration or email. Revenue arrangements with multiple deliverables are divided into separate units of accounting if each deliverable has stand-alone value to the customer. The majority of our revenue arrangements consist of multiple-element arrangements. Typically, the deliverables within multiple-element arrangements are provided over the same contract term, and therefore, revenue is recognized over the same period.
Consideration is allocated to each deliverable at the inception of an arrangement based on relative selling prices. We determine the relative selling price for each deliverable based on our vendor-specific objective evidence of selling price, or VSOE, if available, or our best estimate of selling price, or BESP, if VSOE is not available. We have determined third-party evidence of selling price, or TPE, is not a practical alternative due primarily to the significant variability among available third-party pricing information for similar products and differences in the features of our product offerings compared to other parties.
We have established VSOE for certain of our business applications products as a consistent number of stand-alone sales of these products have been priced within a reasonably narrow range. We have not established VSOE for our remaining products due to a lack of pricing consistency, primarily related to our marketing strategies and variability in pricing due to promotional activity.
For products where VSOE is not available, we determined BESP by considering our overall pricing objectives and market conditions. Significant factors taken into consideration include historical and expected discounting practices, the size, volume and term length of transactions, customer demographics, the geographic areas in which our products are sold and our overall go-to-market strategy.
We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product by product basis and is dependent on whether we act as principal or agent in the transaction. Revenue associated with sales through our network of resellers is recorded on a gross basis as we have determined we are the primary obligor in the contractual arrangements with end customers. The commission paid to resellers is expensed as a cost of revenue over the same period in which the associated revenue is recognized.
Revenue for our primary products is recognized as follows:
Domains. Domains revenue primarily consists of domain registrations and renewals, domain privacy, domain application fees, domain back-orders, aftermarket domain sales and fee surcharges paid to ICANN. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain. Fees are recorded as deferred revenue at the time of sale, and revenue, other than aftermarket domain sales, is recognized ratably on a daily basis over the term of each contract. Aftermarket domain revenue is recognized when control of the domain is transferred to the buyer.

Hosting and presence. Hosting and presence revenue primarily consists of website hosting products, website building products, an online shopping cart, search engine optimization and SSL certificates for encrypting data between the online browser and the certificate owner’s server. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.
Business applications. Business applications revenue primarily consists of email accounts, online calendar, online data storage, third-party productivity applications, email marketing and enrollment fees paid by our resellers. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.
Equity-Based Compensation
We grant options at exercise prices equal to the fair market value of our Class A common stock as reported on the New York Stock Exchange on the date of grant. We measure and recognize compensation expense for equity-based awards made to employees, service providers and directors based on the grant date fair values of the awards. For awards with service or performance-based vesting conditions, the fair value is estimated using the Black-Scholes option-pricing model, or BSOPM. On a quarterly basis, we estimate when and if performance-based awards will be earned. If an award is not considered probable of being earned, no amount of equity-based compensation expense is recognized. If the award is deemed probable of being earned, related equity-based compensation expense is recorded. The fair value of an award ultimately expected to vest is recognized as an expense, net of forfeitures, over the requisite service periods in our consolidated statements of operations.
We treat equity-based awards, other than performance-based awards, with graded vesting schedules and time-based service conditions as a single award and recognize equity-based compensation expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards subject to graded vesting and performance-based awards, we recognize equity-based compensation expense separately for each vesting tranche as described above.
Equity-based compensation expenses are classified in our consolidated statements of operations based on the job functions of the related employees. Our equity-based awards are comprised principally of options.
The BSOPM requires management to make assumptions and apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the expected term of awards, the expected volatility of our common stock, the risk-free interest rates and the expected dividend yield of our common stock. In addition, the recognition of equity-based compensation expense is impacted by our estimated forfeiture rates. The assumptions used in our option pricing model represent management’s best estimates. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.
The key assumptions used in our option-pricing model are estimated as follows:
Expected term. The expected term represents the period equity-based awards are expected to be outstanding. Because of the lack of sufficient historical data necessary to calculate the expected term, we use the average of the vesting period and the contractual term to estimate the expected term for our equity-based awards.
Expected volatility. We determine the expected price volatility based on the historical volatilities of our peer group as we do not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry similar to us in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
Risk-free interest rate. We base the risk-free interest rate on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option on the grant date.
Expected dividend yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We use a dividend rate of zero based on the expectation of not paying dividends in the foreseeable future.

In addition to the above assumptions, we also estimate a forfeiture rate to calculate equity-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our historical forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on our actual forfeiture experience, analysis of employee turnover and other factors. Changes in our estimated forfeiture rate can have a significant impact on our equity-based compensation expense as the cumulative effect of adjusting the forfeiture rate is recognized in the period in which the estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made resulting in a decrease to the equity-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made resulting in an increase to the equity-based compensation expense recognized in our consolidated financial statements.
We will continue to use judgment in evaluating the assumptions related to our equity-based awards on a prospective basis. As we continue to accumulate additional data related to our awards, we may have refinements to our estimates and forfeiture rates, which could materially impact our future equity-based compensation expense.
Business Combinations
We have made and may continue to make business acquisitions. We include the results of operations of acquired businesses in our consolidated financial statements as of the respective dates of acquisition. The purchase price of acquisitions, including estimates of the fair value of contingent consideration when applicable, is allocated to the tangible and intangible assets acquired and the liabilities assumed, including deferred revenue, based on their estimated fair values on the respective acquisition dates, with the excess recorded as goodwill. Contingent consideration is then adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses in our consolidated statements of operations. Acquisition related costs are expensed as incurred.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. Indefinite-lived intangible assets consist of trade names and branding acquired in the Merger. We do not amortize these assets, but instead, we annually assess them for impairment during the fourth quarter of each year. We will also perform an assessment at other times if events or changes in circumstances indicate the carrying value of these assets may not be recoverable.
We first make a qualitative assessment of whether it is more-likely-than-not our single reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform the two-step impairment test. The qualitative assessment includes considering various factors including macroeconomic conditions, industry and market conditions and our operating results. If the qualitative assessment determines our single reporting unit’s fair value is more-likely-than-not greater than its carrying value, the two-step impairment test is not required. If the qualitative assessment indicates it is more-likely-than-not our single reporting unit’s fair value is not greater than its carrying value, we must perform a two-step impairment test. We may also elect to perform a two-step impairment test without considering such qualitative factors.
Our qualitative analyses during 2012, 2013 and 2014 did not indicate any impairment, and accordingly, no impairment was recorded. Any future impairment charges could adversely impact our results of operations.
Income Taxes
We are subject to U.S. federal and state income taxes. In addition, we may be subject to taxes in the foreign jurisdictions in which we operate. We are a controlling member in Desert Newco, which has been, and will continue to be, treated as a partnership for U.S. income tax purposes. Under these provisions, Desert Newco is considered a pass-through entity and generally does not pay income taxes on its taxable income in most jurisdictions. Instead, Desert Newco’s members, of which we are one, are liable for U.S. federal and state income taxes based on their taxable income. Desert Newco is liable for income taxes in certain foreign jurisdictions, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities. We have acquired the outstanding stock of various entities taxed as corporations, which are now wholly-owned by us or our subsidiaries and are treated as a consolidated group for federal income tax purposes. Where required, these subsidiaries also file as a consolidated group for state income tax purposes.
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period in which the enactment date occurs.
We recognize deferred tax assets to the extent we believe these assets are more-likely-than-not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent and cumulative results of operations.
We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement. We have concluded there are no significant uncertain tax positions requiring recognition in our consolidated financial statements as of December 31, 2013 and 2014 and as of September 30, 2015.
Payable to Related Parties Pursuant to the TRAs
Concurrent with the completion of the IPO, we became a party to the TRAs. The TRAs provide for the payment by us to the Reorganization Parties and the Continuing LLC Owners of approximately 85% of the amount of the calculated tax savings, if any, we will realize due to the Investor Corp Mergers and any future exchanges of LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock.
In the Investor Corp Mergers, we acquired the OBAs created when the Reorganization Parties acquired their original LLC Units. These OBAs entitle us to the depreciation and amortization previously allocable to the Reorganization Parties. To the extent this depreciation and amortization is used to reduce our taxable income, thereby resulting in actual tax savings, we will be required to pay the Reorganization Parties approximately 85% of such savings. The liability under the TRAs will be adjusted based on changes in anticipated future taxable income.
Based on current projections of taxable income, and before deduction of any specially allocated depreciation and amortization, we anticipate having enough taxable income to utilize a significant portion of these specially allocated deductions related to the original OBAs. These deductions are allowed prior to our utilization of any net operating loss or tax credit carryforward against income taxes. Accordingly, at the completion of the Reorganization Transactions and the IPO, we recorded an initial liability of $170.4 million payable to the Reorganization Parties under the TRAs, representing approximately 85% of the calculated tax savings based on the portion of the OBAs we anticipate being able to utilize in future years. Because we anticipate these additional depreciation and amortization deductions being greater than our taxable income, the excess deductions allocated to us will increase the amount of our net operating loss carryforwards, also increasing the deferred tax assets described above as these excess deductions are realized. The projection of future taxable income involves significant judgment. Actual taxable income may differ from our estimates, which could significantly impact the liability under the TRAs and our consolidated results of operations.
We expect to obtain an increase in our share of the tax basis of Desert Newco’s assets when the Continuing LLC Owners exchange LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock. When we acquire LLC Units from the Continuing LLC Owners, we expect both the OBAs and the anticipated basis adjustments will increase, for tax purposes, our depreciation and amortization deductions, reducing the amount of future income tax we would otherwise be required to pay. This increase in tax basis will create additional deferred tax assets and additional liability under the TRAs of approximately 85% of the calculated tax savings for the expected use of these additional deductions. The increase in tax basis may also decrease gains, or increase losses, on future dispositions of certain assets to the extent tax basis is allocated to those assets.
As a result of the Reorganization Transactions and the IPO, we acquired LLC Units and were required to recognize deferred tax assets and liabilities for the difference between the financial reporting and tax basis of our investment in Desert Newco at the investor level.
Indirect Taxes
We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the United States and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates. We continually evaluate those jurisdictions in which nexus exists and believe we maintain adequate indirect tax accruals. Although we believe our indirect tax estimates and associated reserves are reasonable, the final determination of indirect tax audits and any related litigation could be materially different than the amounts established for indirect tax contingencies. In July 2014, we implemented processes to collect sales taxes from our customers where a requirement to do so exists.
In 2013, we recorded a sales tax liability of $26.5 million, reflecting our best estimate of the probable liability, based on an analysis of our business activities, revenues likely subject to sales taxes and applicable regulations in each taxing jurisdiction. Of this amount, $10.1 million related to periods prior to the Merger and had been indemnified by YAM, pursuant to the Merger agreement, for which an indemnification asset had been recognized.
During 2014, we continued our process of evaluating those jurisdictions in which nexus exists, and where products are taxable under applicable tax regulations. We revised our sales tax liability calculation and identified an error related to the over accrual of the sales tax liability and related indemnification asset as of December 31, 2013. Based on this additional analysis, we determined $6.4 million of the amount recorded in 2013 was in error, of which $2.9 million related to periods indemnified by YAM and $1.8 million related to 2012. We reversed $3.5 million of previously recorded expense for sales taxes to correct this error based on our revised analysis, and determined the amounts related to prior annual and interim periods were not material to our consolidated financial statements.
During 2014, we made payments totaling $17.2 million to various jurisdictions for sales tax liabilities relating to prior periods. We recorded an expense of $4.1 million to increase our sales tax liability for current period sales activity and reduced our liability by $1.2 million due to changes in estimates. We also received $6.6 million from YAM as payment for the indemnified portion of the sales tax liability, and as a result, agreed to release YAM from its indemnification obligation for certain transaction-based taxes. See “Certain Relationships and Related Party Transactions—Agreement with YAM Special Holdings, Inc.” As of December 31, 2014, our accrual for estimated indirect tax liabilities was $5.9 million.
As of September 30, 2015, our accrual for estimated indirect tax liabilities was $6.3 million, which reflects our best estimates of the probable liability, based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations in each jurisdiction. Due to the complexity and uncertainty surrounding indirect tax laws, we believe it is reasonably possible we have incurred additional losses related to indirect taxes; however, we are not able to estimate a range of the loss at this time.
Loss Contingencies
We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine a loss is possible and the range of the loss can be reasonably determined, we disclose the range of the possible loss. We regularly evaluate current information available to determine whether an accrual is required, an accrual should be adjusted or a range of possible losses should be disclosed.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and variable interest rates.
Foreign Currency Risk
A portion of our bookings, revenue and operating expenses are denominated in foreign currencies, which are subject to exchange rate fluctuations. Our most significant foreign currency exposures are the Euro, the British pound, the Indian rupee and the Canadian dollar. Our reported bookings, revenues and operating results may be impacted by fluctuations in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may also cause us to recognize transaction gains and losses in our consolidated statement of operations; however, to date, such amounts have not been material. As our international operations grow, our exposure to fluctuations in currency rates may increase, which may increase the costs associated with our international expansion. For example, during the nine months ended September 30, 2015, total bookings in constant currency would have been approximately $40 million higher. Constant currency is calculated by translating bookings for each month in 2015 using the foreign currency exchange rate for the corresponding month in 2014, excluding any hedging gains realized during the period.
In the third quarter of 2015, we started to utilize foreign exchange forward contracts to manage the volatility of our bookings and revenue related to foreign currency transactions. These forward contracts reduce, but do not eliminate, the impact of adverse currency exchange rate fluctuations. We designate these forward contracts as cash flow hedges for accounting purposes. Changes in the intrinsic value of these hedges are recorded as a component of accumulated other comprehensive income and are amortized to revenue to offset the hedged exposure. At September 30, 2015, all such amounts were immaterial.
Interest Rate Sensitivity
Interest rate risk reflects our exposure to movements in interest rates associated with our borrowings. Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) one-month LIBOR plus 1.0%. Borrowings under the Term Loan were $1,086.3 million as of September 30, 2015. The effect of a hypothetical 10% change in interest rates would not have had a material impact on our interest expense.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard on revenue recognition from contracts with customers. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled to in exchange for those goods or services. In July 2015, the FASB approved a one year deferral of the effective date making the new standard effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted as of the original effective date. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We are currently evaluating the timing of our adoption and the impact of this new standard on our consolidated financial statements.
In February 2015, the FASB issued new guidance related to consolidations. The new standard amends the guidelines for determining whether certain legal entities should be consolidated and reduces the number of consolidation models. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
In April 2015, the FASB issued new guidance regarding the presentation of debt issuance costs. This guidance requires debt issuance costs related to a recognized debt liability to be presented as a direct deduction of the carrying amount of the debt liability. The recognition and measurement guidance for debt issuance costs is not affected by this new guidance. We do not expect the adoption of this guidance, effective for us in the first quarter of 2016, to have a material impact on our consolidated financial statements, although it will require retrospective application, reducing the amount of debt and total assets reflected on our historical consolidated balance sheets.
In April 2015, the FASB issued new guidance related to accounting for fees paid in a cloud computing arrangement. The new standard provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
In September 2015, the FASB issued new guidance simplifying the accounting for measurement period adjustments resulting from business combinations. The new standard requires an entity to recognize adjustments to provisional amounts in the period in which they are determined, rather than retrospectively adjusting previously reported amounts. The standard requires the acquiring entity to record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income, if any, resulting from the change to provisional amounts, calculated as if the accounting had been completed at the acquisition date. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

BUSINESS
Our customers have bold aspirations—the drive to be their own boss, write their own story and take a leap of faith to pursue their dreams. Launching that brewery, running that wedding planning service, organizing that fundraiser, expanding that web-design business or whatever sparks their passion. We are inspired by our customers, and are dedicated to helping them turn their powerful ideas into meaningful action. Our vision is to radically shift the global economy toward small business by empowering passionate individuals to easily start, confidently grow and successfully run their own ventures.
Overview
Our 13.6 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and the determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy to use cloud-based products and outcome-driven, personalized Customer Care. We operate the world’s largest domain marketplace, where our customers can find that unique piece of digital real estate that perfectly matches their idea. We provide website building, hosting and security tools to help customers easily construct and protect their online presence. As our customers grow, we provide applications that help them connect to their customers, manage and grow their businesses and get found online.
Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. The increase in broadband penetration, mobile device usage and the need for presence across search engines, content destinations, ecommerce sites and social media channels create both opportunities and challenges for them. We offer products and solutions to help our customers tackle this rapidly changing technology landscape. We developed the majority of our products internally and believe our solutions are among the best in the industry in terms of comprehensiveness, performance, functionality and ease of use.
Often technology companies force their customers to choose between technology and support, delivering one but not the other. At GoDaddy, we break that compromise and strive to deliver both great technology and great support to our customers. We believe engaging with our customers in a proactive, consultative way helps them knock down the technology hurdles they face. And, through the thousands of conversations we have with our customers every day, we receive valuable feedback that enables us to continually evolve our products and solutions.
Our people and unique culture have been integral to our success. We live by the same principles that enable new ventures to survive and thrive: hard work, perseverance, conviction, an obsession with customer satisfaction and a belief that no one can do it better. We take responsibility for driving successful outcomes and are accountable to our customers, which we believe has been a key factor in enabling our rapid customer and revenue growth. We believe we have one of the most recognized brands in technology. Our tagline—“It’s Go Time”—captures the spirit and drive of our customers and links our brand to their experience.
Our Size and Scale
Our combination of easy to use, cloud-based products, personalized Customer Care, a powerful brand and a unique culture have helped us build an attractive business with strong financial performance.

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We are the global market leader in domain name registration—the on-ramp to establishing a business online in our connected economy—with approximately 61 million domains under management as of September 30, 2015, which represented over 20% of the world’s domains according to VeriSign’s Domain Name Industry Brief.

•	As of September 30, 2015, we had 13.6 million customers, and in 2014, we added more than 1.1 million customers.

•	As of December 31, 2014, we had more than half a million customers who spent over $500 a year.

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As of September 30, 2015, we provided localized solutions in 37 countries, 44 currencies and 17 languages. For the nine months ended September 30, 2015, 25% of our total bookings were attributable to customers outside of the United States.

•	As of September 30, 2015, our cloud-based platform handled on average more than 13.3 billion DNS queries per day, making us a substantial component of the Internet’s infrastructure.

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Our highly-rated Customer Care team of more than 3,600 specialists is focused on providing high-quality, personalized care. As a result of their ongoing dialogue with customers, our Customer Care team also drives bookings and in 2014 generated approximately 23% of our total bookings.

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We generated $1.7 billion in total bookings in 2014 up from $1.4 billion in 2013. In 2014, we had $1.4 billion of revenue up from $1.1 billion in 2013. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%.

•	We generated $271.5 million of adjusted EBITDA in 2014 up from $196.3 million in 2013.
Our Market
Our customers represent a large and diverse market which we believe is largely underserved. According to the U.S. Small Business Administration, there were approximately 28 million small businesses in 2012. Based on data from the 2012 U.S. Census Bureau and the U.S. Small Business Administration, over 85% of small businesses have fewer than five employees and approximately 23 million, or over 75% of, small businesses were non-employer firms. Furthermore, according to the International Labor Organization Statistics Database there were more than 200 million people outside the United States identified as self-employed in 2012. Moreover, the Kauffman Index of Entrepreneurial Activity report estimates that in 2015 there were approximately 530,000 new business owners created each month in the United States. We believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, charities and hobbyists.
Despite the ubiquity and importance of the Internet to individual consumers, many small businesses and organizations have remained offline given their limited resources and inadequate tools. We believe approximately 60% of small business do not have a website. However, as proliferation of mobile devices blurs the online/offline distinction into an “always online” world, having an impactful online presence is becoming a “must have” for small businesses worldwide.
What it means for small businesses and ventures to be online continues to evolve. Only a few years ago, an online presence typically consisted of a simple and static website with basic information perhaps supported by limited search engine marketing. Today, having an effective online presence requires much more, including a content rich website viewable from any device; presence on social media sites and an increasing number of horizontal and vertical marketplaces (e.g. Yelp and OpenTable); branded email communication; online marketing; and Internet-enabled reservation and scheduling capabilities. In addition, back-end activities such as invoicing, payment processing, accounting and tax preparation, which are typically separate point solutions, can now increasingly be linked to the front-end.
The shift toward dynamic online presence for small business has been fueled by the emergence of simple—yet powerful—cloud-based technologies that can easily be utilized by individuals with limited technical skills. Cloud technologies have helped enable the integration of front and back-end activities. Cloud-based products, which can be “rented” on a monthly or yearly basis, allow a business to more easily scale from a nascent idea to a thriving venture. The Parallels SMB Cloud Insights for Global 2014 report estimates that the cloud market for small business was $62 billion in 2013, and will double by 2016, growing to $125 billion.
Our Customers
Our customers share common traits, such as tenacity and determination, yet their specific needs vary depending on the type and stage of their ventures. They range from individuals who are thinking about starting a business to established ventures that are up and running but need help attracting customers, growing their sales or expanding their operations. While our customers have differing degrees of resources and technical capabilities, they all share a desire to bring their ideas to life. We call them GoGetters and they are united by a number of common characteristics: entrepreneurial spirit, strong work ethic and, above all, passion for their ventures.
Our target customers are primarily local service-based businesses, most have fewer than five employees, and most identify themselves as having little to no technology skills. They need our help to give their businesses a unique and secure digital identity and tools to help them stay connected with their customers.

To serve our customers well at every phase of their business, we group them into multiple stages of growth, starting with “nascent” and evolving to a state where they are “established and content.” We have also identified special groups like the “digital commerce” group which is made up of web-savvy individuals who utilize digital commerce platforms as their primary business vehicles. We also serve a group of customers consisting of web-designers and web-developers—who we call “Web Pros”—who are in the business of building, designing and managing the online presence of others. Each of these groups is unique in their needs, and we personalize our solutions to meet them at each stage in their lifecycle.
Our Opportunity—What the GoGetter Needs
Our customers are consumers themselves and use the Internet to get informed, research and shop for solutions, which makes them keenly aware of the need to have an impactful online presence. While our customers’ needs change depending on where they are in their lifecycle, the most common customer needs we serve include:

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Getting online and looking great. Our customers want to find a name that perfectly identifies their business, hobby or passion. Once they have a name, they want to create a digital identity so their customers can find, engage and transact with them online. We believe a complete digital identity includes an elegant, mobile-enabled website and the ability to get found across various social media platforms and vertical marketplaces.

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Growing their business and running their operations. Our customers need to communicate with their existing customers and find new customers. They also need tools to help them run their businesses, from productivity and marketing tools to getting paid and balancing their books. In today’s online world, these activities are increasingly linked to a customer’s online presence.

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Easy to use products with help from a real person when needed. Our customers want products that are easy to use and sometimes they need help from real people to set up their website, launch a new feature or try something new. We build products that are intuitive for beginners to use yet robust and feature-rich to address the needs of expert designers and power-users.

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Technology that grows with them. Our customers need a simple platform and set of tools that enable their domain, website and other solutions to easily work together as their business grows and becomes more complex, and they need that platform to be simple to manage. The right platform can meet the needs of both an entrepreneur who is not technologically savvy and a Web Pro with a more complex set of demands.

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Reliability, security and performance. Our customers expect products that are reliable and they want to be confident that their digital presence is secure. Our customers work on their businesses whenever and however they can, and need solutions that fit their schedule.

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Affordable solutions. Our customers often have limited financial resources and are unable to make large, upfront investments in the latest technology. Our customers need affordable solutions that level the playing field and give them the tools to look and act like bigger businesses.

Our Solution—What We Do and How We Do It
We built GoDaddy to serve the GoGetter by providing elegant, easy to use, cloud-based products wrapped with personalized Customer Care. Our customers turn to us in order to:

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Get a great domain name. Every great idea needs a great name. Staking a claim with a domain name has become the de facto first step in establishing an idea online. When inspiration strikes, we are there to provide our customers with high-quality search, discovery and recommendation tools as well as the broadest selection of domains to help them find the right name for their venture.

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Turn their domain into a dynamic online presence. Our products enable anyone to build an elegant website or online store, for both desktop and mobile, regardless of technical skill. Our products, powered by a unified cloud platform, enable our customers to get found online by extending their website and its content to where they need to be, from search engine results (e.g. Google) to social media (e.g. Facebook) to vertical marketplaces (e.g. Yelp and OpenTable), all from one location. For more technically-sophisticated web designers, developers and customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools. We design these solutions to be easy to use, effective, reliable, flexible and a great value.

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Add back-office and marketing products. Our customers want to spend their time on what matters most to them, selling their products or services or helping their customers do the same. We provide them with productivity tools such as domain-specific email, online storage, invoicing, bookkeeping and payment solutions to help run their ventures as well as robust marketing products to attract and retain customers.

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Use our products together in a solution that grows with our customers over time. Our API-driven technology platform is built on state-of-the-art, open source technologies like Hadoop, OpenStack and other large-scale, distributed systems. Simply put, we believe our products work well together and are more valuable and easier to use together than if our customers purchased these products individually from other companies and tried to integrate them. Additionally, our platform allows our developers to innovate new and enhanced products or product features assembled from common building blocks leading to faster deployment cycles.

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Receive assistance from our highly-rated Customer Care team. Our Customer Care team consists of more than 3,600 specialists who are available 24/7/365 and are capable of providing care to customers with different levels of technical sophistication. Our specialists are measured on customer outcomes and the quality of the experience they provide, not other common measures like handle time and cost per call. We strive to provide high-quality, personalized care and deliver a distinctive experience that helps us create loyal customers who renew their subscriptions, purchase additional products and refer their family and friends to us.

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Utilize a reliable, secure, global technology platform and infrastructure. As of September 30, 2015, we handled on average more than 13 billion DNS queries per day and hosted approximately 10 million websites across more than 55,000 servers around the world. In addition, we have 35 petabytes in data storage capacity. We focus on online security, customer privacy and reliable infrastructure to address the evolving needs of our customers.

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Receive high value. We price most of our products at a few dollars per month while providing our customers with robust features and functionality. We believe our high-quality products and personalized Customer Care provide our customers with an affordable bridge between their available resources and their aspirations.

Our Advantages—Why We Win
We believe the following strengths provide us with competitive advantages in realizing the potential of our opportunity:

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We are the leading domain name marketplace, the key on-ramp in establishing a digital identity. We are the global market leader in domain name registration. According to VeriSign’s Domain Name Industry Brief, there were over 296 million domain names under management as of September 30, 2015. As of that date, we had approximately 61 million domains under management, which represented over 20% of the world’s domains.

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We combine an integrated cloud-technology platform with rich data science. At our core, we are a product and technology company. As of September 30, 2015, we had 818 engineers, 160 issued patents and 204 pending patent applications in the United States. Our investment in technology and development and our data science capabilities enable us to innovate and deliver a personalized experience to our customers.

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We operate an industry-leading Customer Care team that also drives bookings. We give our customers much more than typical customer support. Our team is unique, blending personalized Customer Care with the ability to evaluate our customers’ needs, which allows us to help and advise them as well as drive incremental bookings for our business. Our Customer Care team contributed approximately 23% of our total bookings in 2014. Our customers respond to our personalized approach with high marks for customer satisfaction. Our proactive Customer Care model is a key component that helps create a long-term customer relationship which is reflected in our high retention rates.

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Our brand and marketing efficiency. We believe GoDaddy is one of the most recognized technology brands in the United States. Our tagline “It’s Go Time” reflects the spirit and initiative of our customers and links our brand to their experience. Through a combination of cost-effective direct-marketing, brand advertising and customer referrals, we have increased our total customers from 8.2 million as of December 31, 2010 to 13.6 million as of September 30, 2015.

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Our financial model. We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. In each of the five years ended

December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe that the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team builds strong relationships with our customers and are keys to our high level of customer retention.

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Our people and our culture. We are a company whose people embody the grit and determination of our customers. Our world-class engineers, scientists, designers, marketers and Customer Care specialists share a passion for technology and its ability to change our customers’ lives. We value hard work, extraordinary effort, living passionately, taking intelligent risks and working together toward successful customer outcomes. Our relentless pursuit of doing right for our customers has been a crucial ingredient to our growth.

•	Our scale. We have achieved significant scale in our business which enables us to efficiently acquire new customers, serve our existing customers and continue to invest in growth.

•	In 2014, we generated $1.7 billion in total bookings up from $939 million in 2010, representing a CAGR, of 16%.

•	In 2014, we had $1.4 billion of revenue up from $741 million in 2010, representing a CAGR of 17%.

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In the five years ended December 31, 2014, we invested to support our growth with $976 million and $656 million in technology and development expenses and marketing and advertising expenses, respectively.

Our Strategy—How We Grow
We are pursuing the following principal strategies to drive our business:

•	Expand and innovate our product offerings. Our product innovation priorities include:

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Deliver the next generation of naming. The first generation of naming included a limited set of gTLDs, such as .com and .net, and country code top-level domains, or ccTLDs, such as .uk and .in. With over 296 million existing domains registered, it may be increasingly difficult for customers to find the name that best suits their needs. As a result, ICANN has authorized the introduction of more than 1,300 new gTLDs over the next several years. These newly introduced gTLDs include names that are geared toward professions (e.g. .photography), personal interests (e.g. .guru), geographies (e.g. .london, .nyc and .vegas) and just plain fun (e.g. .ninja). Additionally, we believe there is great potential in the emerging secondary market to match buyers to sellers who already own the domains. We are continuing to invest in search, discovery and recommendation tools and transfer protocols for the combined markets of primary and secondary domains.

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Power elegant and effortless presence. We will continue to invest in tools, templates and technology to make the process of building a professional looking mobile or desktop website simple and easy. Additionally, we are investing in products that help our customers drive their customer acquisition efforts (e.g. Get Found) by managing their presence across search engines, social networks and vertical marketplaces.

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Make the business of business easy. Our business applications range from domain-specific email to payment and bookkeeping tools and help our customers grow their ventures. We intend to continue investing in the breadth of our product offerings that help our customers connect with their customers and run their businesses.

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Win the Web Pros. We are investing in our end-to-end Web Pro offerings ranging from open APIs to our platform, delegation products and administrative tools as well as dedicated Customer Care resources. Our recent addition of Media Temple further expanded our Web Pro offerings, bolstered our Web Pro-focused Customer Care team and extended our reach into the Web Pro community.

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Go global. As of September 30, 2015, approximately 30% of our customers were located in international markets, notably Canada, India and the United Kingdom. We began investing in the localization of our service offerings in markets outside of the United States in 2012 and, as of September 30, 2015, we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages. To support our international growth, we will continue investing to develop our local capabilities across products, marketing programs, data centers and Customer Care.

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Partner up. Our flexible platform also enables us to acquire companies and quickly launch new products for our customers, including the launch of a series of partnerships ranging from Microsoft Office 365 for email to PayPal for payments. We have also acquired companies and technologies to bolster our product offerings. We intend to continue identifying technology acquisition targets and partnership opportunities that add value for our customers.

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Make it personal. We are beginning to leverage data and insights to personalize the product and Customer Care experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. We are constantly seeking to improve our website, marketing programs and Customer Care to intelligently reflect where customers are in their lifecycle and identify their specific product needs. We intend to continue investing in our technology and data platforms to further enable our personalization efforts.

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Wrap it with Care. We believe that our highly-rated Customer Care team is distinctive and essential to the lifetime value proposition we offer our customers. We are continuing to invest in our Customer Care team, including investing to improve the quality of our Customer Care resources as well as to introduce improved tools and processes across our expanding global footprint.

Customer Success Stories
Although each of our customers has their own unique story, the following examples represent different customer groups we serve and illustrate how their relationship with us has evolved over time.
Recipes for Fitness
When GoDaddy customer Chelle Stafford transformed her life by getting herself and her family in shape, she saw an opportunity to turn her new passion into profit. She launched her family website in 2005 and over the next nine years we helped her grow her business at her own pace as it took shape and evolved. In 2010, Chelle launched RecipeForFitness.com as a marketing tool and resource for her clients, using our Website Builder and some help and encouragement from our Customer Care team. As her business needs grew, so did her ability to invest in her business. Over her lifetime as our customer, Chelle has increased her spending from $28 in 2005 to $2,773 in 2014, representing a CAGR of 67%. Additionally, over her customer life she has broadened her adoption of our products, including purchases of domains, hosting, presence and business applications products. Today Chelle owns more than 50 domain names, utilizes our premium hosting product and ecommerce shopping cart tools to sell online, and has five email accounts through us to support her business.
Digital Coconut
GoDaddy customer Dave Cox turned his love of travel and nature photography into a thriving business named Digital Coconut. Since 2010, Dave and his business partner have utilized our products to build elegant websites for resorts, vacation properties and tourism boards that feature their premium videos and photography. The size and needs of Digital Coconut’s clients vary widely so they turn to us for a broad range of domain and hosting options. For smaller clients, Dave builds websites using our Website Builder and then delivers them to his customers so they may maintain the sites. For larger clients, Dave builds custom websites from scratch and utilizes virtual private server, dedicated server or managed hosting offerings for his largest accounts. Over his lifetime as our customer, Dave has increased his spending from $35 of domain purchases in 2010 to $599 of domains, hosting, presence and business applications purchases in 2014, representing a CAGR of 104%. With our help, Dave has transformed a hobby he loves into a thriving business.

Products
We have designed and developed an extensive set of easy to use, cloud-based technology products that enable our customers to establish a digital presence, connect with their customers and manage their business operations. We understand that our customers’ needs vary depending on the type and stage of their venture, which is why we offer our products both independently and bundled as suites of integrated products designed for specific activities.
Our domain name registration product enables us to engage customers at the initial stage of establishing a digital identity and acts as an on-ramp for our hosting, presence and business application products. We believe that our hosting, presence and business application products increase our revenue and margin growth opportunities, improve customer retention and significantly improve our value proposition to customers. Our products include:
Domains
We are the global market leader in domain name registration. Securing a domain is a necessary first step to creating a digital identity and our domain products often serve as the starting point in our customer relationships. As of December 31, 2014, more than 92% of our customers had purchased a domain from us and as of September 30, 2015, we had approximately 61 million domains under management, which represented over 20% of the world’s registered domains according to VeriSign’s Domain Name Industry Brief. In 2012, 2013, 2014 and the nine months ended September 30, 2015, we generated approximately 65%, 59%, 55% and 53% of our total revenue, respectively, from sales of our domain products.

Our primary domains product offerings are:
Primary Registrations. Using our website or mobile application, we offer customers the ability to search for and register available domain names, or primary registrations, with the relevant registry. Our inventory for primary registrations is defined by the number of TLDs that we offer. As of September 30, 2015, 345 different gTLDs, such as .com, .net and .org, and 49 different ccTLDs, such as .de, .ca, .in and .jp. were available for purchase through our primary registration product. ccTLDs are important to our international expansion efforts as we have found that international customers often prefer the ccTLD for the country or geographic market in which they operate. Our primary registration offering relies heavily on our search, discovery and recommendation tools which enable our customers to find a name that matches their needs. We also facilitate the transfer of domain names by our customers from another registrar to our system.
One of the key drivers for the growth of the domain name market is the ongoing expansion of available gTLDs. In 2008, ICANN began the process of authorizing the introduction of hundreds of new gTLDs. These newly introduced gTLDs include names that are geared toward professions (e.g. .photography), personal interests (e.g. .guru), geographies (e.g. .london, .nyc and .vegas) and just plain fun (e.g. .ninja). As of September 30, 2015, 335 new gTLD offerings were available for purchase through our primary registration product. These new gTLDs make it easier for companies and individuals to find and register new, easy to remember domain names tailored to their business, industry or interests that may not have been available in the relatively crowded, traditional gTLDs such as .com.
Domain Name Add-Ons. Domain name add-ons are features that a customer can add to a domain name registration. Our domain name privacy product allows our customers to register a domain name on an “unlisted” basis. This product helps prevent privacy intrusions, helps deter domain related spam and allows our customers to confidentially secure a domain for an unannounced product, service or idea. Domain name add-ons are typically purchased concurrently with domain name registrations and have minimal costs associated with their delivery.
Aftermarket. We operate the world’s largest domain aftermarket which processes aftermarket, or secondary, domain name sales. Our aftermarket platform, which we substantially supplemented through our acquisition of Afternic in 2013, is designed to enable the seamless purchase and sale of an already registered domain name through an online auction, an offer and counter-offer transaction or a “buy now” transaction. We operate a cross-registrar network that automates transaction execution across registrars thereby reducing the time required to complete a transaction. We receive a percentage of the sales price for each domain sold.
Hosting and Presence
We offer a variety of hosting and presence products that enable our customers to create and manage their digital identity, or in the case of Web Pros, the digital identities of their end-customers. As of September 30, 2015, we hosted approximately 10 million websites. In 2012, 2013, 2014 and the nine months ended September 30, 2015, we derived approximately 30%, 34%, 37% and 37% of our total revenue, respectively, from sales of our hosting and presence products.
Our primary hosting products are:
Shared Website Hosting. The term “shared hosting” refers to the housing of multiple websites on the same server and is our most popular hosting product. We operate, maintain and support shared website hosting in our owned and operated data center and our leased co-located data center facilities using either Linux or Windows operating systems. We currently offer three tiers of shared website hosting plans to suit the needs and resources of our customers, all of which use industry standard cPanel or Parallels Plesk control panels. We also bundle our hosting plans with a variety of applications and products such as web analytics and SSL certificates.
Website Hosting on Virtual Dedicated Servers and Dedicated Servers. Our virtual dedicated and dedicated servers provide customers with greater control and higher performance than our shared hosting plans. Our virtual dedicated hosting offering utilizes software to partition a single physical server so that it functions as multiple servers. Our dedicated server offering provides customers with a server that is reserved exclusively for their use. Both of these products are designed to meet the requirements of customers with more advanced technical capabilities and needs by providing the customer with full control of and electronic access to their server. We offer customers the ability to tailor their plan based on a range of hardware, performance, storage, bandwidth, operating system and control features.
Managed Hosting. With our managed hosting product, we set up, monitor, maintain, secure and patch the dedicated server for the customer so that our managed hosting customers get the benefits of a dedicated server without the responsibility of actually running the server. We can also install and maintain a variety of web applications such as WordPress, Joomla, Magento and Gallery on behalf of our customers upon request. We offer a variety of managed hosting plans tailored to our customers’ needs as well as our Expert Hands offering, which provides additional custom support services at an hourly rate.
Premium Hosting. Our premium hosting product is geared towards Web Pros and other customers who have a high level of website development and management knowledge and require a premium support experience. Our premium hosting product offers dedicated hosting supported by specialized Customer Care personnel and resources.
Security. Our security products include SSL certificates and malware scanners. According to Netcraft, we are the world’s second largest provider of SSL certificates. An SSL certificate validates a customer’s website identity and encrypts online transactional information, such as credit card information, and communications sent to or by the website. We offer a variety of SSL certificates all of which provide high-grade, 256-bit encryption. Our SSL certificate offerings include multiple domain SSLs and “wildcard” SSL certificates, which secure a singular website URL as well as subdomains on that URL (e.g. protectmyvisitors.com and cart.protectmyvisitors.com). We also offer “code signing certificates,” which are designed to prove the identity of software authors and validate that the software has not been tampered with since its original distribution.
Our primary presence products are:
Website Builder. Our Website Builder is an easy to use, do it yourself online tool that enables customers, irrespective of their technical skills, to build elegant websites. We offer a variety of plans, with pricing dependent on the customer’s desired amount of storage and bandwidth as well as the number of available design styles and other features. With each of these plans, customers have access to hundreds of professional designs which can be customized by adding photos, graphics or text. Our designs cover a wide range of categories with specialty content for small businesses, organizations, families, athletic teams, weddings, reunions and other interest groups. Once built, websites can be easily connected to social profiles, such as Facebook and Twitter, and optimized for search engines using Website Builder. Our customers are also able to optimize their websites for mobile platforms through Website Builder. The figure below illustrates some of the key features and functionality of Website Builder.
Mobile Website Builder. We launched GoMobile in March 2014 to enable our customers to easily build websites directly on mobile devices. GoMobile provides a mobile platform for the creation of websites and allows our customers to easily manage their web presence from their mobile devices.

Commerce. Our online store product allows customers to easily create their own standalone online store or add one to an existing website. It allows customers to post their product catalogs, integrate online sales information with Intuit’s QuickBooks product, list products for auction on eBay, streamline shipping logistics, accept credit card and PayPal payments on their websites and market their websites through Google services. We also offer our customers easy to use merchant accounts, which are required to process credit card payments.
Get Found. Get Found is designed to help customers create, manage and ensure the accuracy and consistency of their online presence across numerous platforms, such as Google, Facebook, Yelp and OpenTable, and generate traffic to both their physical business locations and websites. Get Found enables customers to easily view their business information, such as address, hours, contact information and menu/price list, on 15 partner sites. Furthermore, our Get Found paying subscribers are easily able to update and distribute their information across many of the Internet’s most trafficked websites and platforms. The figure below illustrates the simple yet powerful tool we have developed for our customers to get found.

1) GetFound lets customers easily publish and update their business profile, listings, menus and pictures on their own site and to multiple popular referral sites simultaneously without the need for technical skills.

MALEES THAI FOOD RESTAURANT
100% FRESH
CUISINE FROM THAILAND

2) The GetFound dashboard shows our customers where their business information is published and if any updates are needed.

3) Referral sites like Yelp, TripAdvisor, UrbanSpoon, YP and many more display our customers' most up-to-date and consistent information.

Malee's Thai Bistro

Malee's Thai Bistro

4) Search engine results for queries related to GetFound customers are optimized.

Malee's Thai Bistro

Business Applications
We offer a variety of products designed to make the business of business easier for our customers. The products we offer include those developed in-house as well as third-party applications which we distribute and support, such as Microsoft Office 365. In 2012, 2013, 2014 and the nine months ended September 30, 2015, we derived approximately 6%, 7%, 8% and 10% of our total revenue, respectively, from sales of our business applications.
Our primary business application products are:
Email Accounts. We offer email accounts which use our customers’ domains and include a multi-feature web interface for both desktop and mobile devices, accompanied by an integrated calendar and secure online storage. We offer a variety of plans, with pricing dependent on the customer’s desired amount of storage and number of email addresses. Our standard email account is a core component of many of our bundled product offerings. All of our email accounts are advertising-free and include security functionality designed to provide protection from spam, viruses and other forms of online fraud, such as phishing.
Microsoft Office 365. We offer full installation of Microsoft Office 365 in a simple, supported process that provides email accounts which use our customers’ domains and some of which include secure online storage. We offer Microsoft Office 365 in three plans that range from personalized email essentials to a full suite of productivity tools, including file sharing and full desktop versions of Word, Excel and PowerPoint. It is easy to set up and can be up and running in minutes.
Online Bookkeeping and Invoicing. Our online bookkeeping product imports and organizes all customer business accounts into a single cloud-based system and allows customers to generate income and expense reports as well as create, send and track invoices. It automatically categorizes business transactions in accordance with tax guidelines so small businesses have year-round visibility into their tax liability.
Email Marketing. Our email marketing product helps customers market their businesses through permission-based email. Customers can easily create and send newsletters, targeted advertising campaigns, promotions and surveys as well as connect email campaigns with their social media networks and track the results of campaigns through our email marketing product.

Technology and Infrastructure
Our technology platform forms the core of all our solutions, and we have invested significantly to develop a platform that is designed to be intelligent, fast, secure and scalable. Our technology and development expenses were $175 million, $208 million, $254 million and $203 million in 2012, 2013, 2014 and the nine months ended September 30, 2015, respectively. We have built a scalable platform that allows us to provide faster business insights at lower costs, develop and introduce new products quickly and leverage economies of scale to reduce costs and enable next-generation hosting architecture. As illustrated in the graphic below, our technology stack, which includes physical infrastructure, Infrastructure-as-a-Service, Platform-as-a-Service, applications and data science, allows our customers to build and manage their digital identities and enable access across multiple devices. We seek to continuously enhance the performance and reliability of our technology infrastructure by investing in faster data centers, peering sites and local points of presence, both domestically and internationally.
Physical infrastructure
Our physical technology infrastructure consists of nine data centers and more than 55,000 servers around the world. We have also invested significantly in our peering architecture and utilize 17 peering sites that allow us to handle high IP transit traffic at low bandwidth costs. Our large technology infrastructure footprint allows us to leverage economies of scale through low server, network, storage and processing costs by commoditizing hardware across various systems and leveraging virtualization where possible.
Infrastructure-as-a-Service
We leverage an Infrastructure-as-a-Service model that is geared toward the virtualization and automation of common physical data center components like servers, load balancers, switches and storage. We use open source solutions when possible to eliminate manual processes and thereby reduce the risk of human error as well as to lower costs. Additionally, we use a single automated infrastructure based on OpenStack to enable next-generation hosting architecture.

Platform-as-a-Service
Our cloud platform offers our customers an integrated and comprehensive set of services that saves time. Our platform is designed to help us reduce costs, increase personalization and more easily and quickly build and deploy new products. We continuously invest to develop our platform capabilities and have recently deployed a new authentication platform that allows us to onboard new products more quickly and securely. We have also deployed Cassandra, an open source distributed database management system, across our datacenters for improved customer data replication that enables personalization.
Applications
Our platform is highly flexible which allows us to easily integrate third-party offerings and enhance our value proposition to our customers by offering comprehensive and integrated solutions that can be rapidly scaled up or down and used across multiple platforms, including mobile. Our platform also allows resellers to easily sell our products, thereby broadening our distribution. We seek to continuously launch new and relevant applications and streamline our existing offerings in order to provide the best user experience to our customers.
Data science
Our data collection technology enables us to collect customer, product and business data from various sources, including web crawling (e.g. Locu), local listings providers (e.g. Yelp and state business registrations), social platforms (e.g. Facebook and Twitter) and mobile platforms (e.g. geolocation and ecommerce). We use Hadoop, an open source software framework for storage and large-scale processing of data sets, to develop an integrated customer insights data platform. By integrating this data, we are able to offer personalized and intelligent insights and business intelligence to our customers that they can access via dashboards. These dashboards also enhance our ability to develop and deploy differentiated products and more intelligent Customer Care. We believe our ability to offer these insights helps us deliver the right solutions targeted to the needs of our customers and attract more businesses to our platform.
Customer Care
We have more than 3,600 Customer Care specialists who provide technical assistance on a 24/7/365 basis to new and existing customers located around the world. Operating as “business consultants,” our specialists advise customers of products that best suit their individual needs. This ability to provide real-time product suggestions to customers after providing a world-class support experience allows our Customer Care team to provide an impactful contribution to bookings through the sale of product subscriptions, including domain products, hosting and presence offerings and business applications. Our Customer Care specialists take great pride in owning outcomes and being accountable to our customers, both of which are essential to enhancing customer experience. In each of the years 2012, 2013, 2014 and the nine months ended September 30, 2015, at least 23% of our total bookings were generated from the sale of product subscriptions by our Customer Care team. The majority of our Customer Care specialists are located in our Arizona and Iowa facilities in the United States. We have additional specialists in Europe and India to provide in-region support in languages native to the regions we serve. In addition, our easy to use website contains extensive educational content designed to demystify the process of establishing an online presence and to assist customers in choosing the products that best meet their needs.
Our Customer Care team has handled over 11 million contacts per year in each of the last three years ended December 31, 2014 and spans a variety of channels to provide tailored and timely support to our customers. Our customers can choose their preferred Customer Care channel, including proactive and reactive chat and phone support. We take a consultative approach to our customers, acting as a trusted partner to guide them through the process with technical solutions that support them at each phase of their lifecycle and offer real-time product suggestions that are best suited to the customers’ immediate needs. The effectiveness of our model is reflected in the high ratings we receive from our customers, the bookings generated by our Customer Care team and strong customer referrals.
The strength of our Customer Care team is our people. Our hiring process is extensive and highly selective, designed to yield individuals who will thrive in our team based on core values, character, work ethic and ability. Our new hires spend over a month moving from classroom to a live “nesting” environment where they refine their customer and technology skills. With a commitment to life-long learning, we offer over 400 classes to our employees spanning leadership, sales, service and technology. We have an incentive program that rewards outcomes, across both customer satisfaction and bookings goals. For that and many other reasons, as of September 30, 2015, more than 31% of our Customer Care specialists had been with us for at least three years.

Marketing
We believe GoDaddy is one of the most recognized technology brands in the United States. We have established this high level of brand awareness primarily through our advertising campaigns across various platforms including television commercials, print, online and billboards, with our Super Bowl commercials serving as our most visible and important campaigns to date. We have supplemented these advertising campaigns with athlete and celebrity sponsorships. Our strong brand has helped us attract and retain 13.6 million customers as of September 30, 2015. We intend to continue investing in our brand as we seek to further grow our total customers, particularly internationally. Customer referrals are another highly efficient and cost-effective channel for acquiring customers.
We complement our brand marketing efforts with highly focused and metric-driven direct response marketing to acquire new customers. We use a variety of targeted online marketing programs for lead generation, including search engine marketing, search engine optimization and targeted email and social media marketing campaigns, as well as more traditional direct marketing and indirect channel partner marketing programs, to drive interest in our products and traffic to our websites. As part of this effort, we regularly run numerous campaigns simultaneously and constantly refine our media mix across our channels.
International
We have more than 4.1 million customers outside of the United States in approximately 250 countries. In 2014, we derived 25% of our total bookings from international sales compared to 24% in 2013 and 22% in 2012. Historically, we were primarily focused on the U.S. market and only offered international customers our U.S.-centric product offerings, without any localization or meaningful international marketing efforts. We believe our international scale and growth to date are indicative of the international growth opportunities available to us and position us to continue to grow our business internationally.
We recently began devoting substantial, dedicated resources to growing our international presence . This led to the establishment of our Customer Care center in India in 2012, the initial introduction of localized websites and products in 2013 and the expansion of these localized products and Customer Care to 37 countries, 44 currencies and 17 languages as of September 30, 2015. Central to our international strategy is a philosophy of localizing our product offerings and deploying them through our global infrastructure. We built a team of more than 30 people to date who are responsible for the internationalization and localization of our core product offerings as well as our Customer Care and marketing efforts.
In conjunction with our localization efforts, we have added on-the-ground regional teams and increased our country and regional specific marketing spend. These investments have enabled us to successfully launch our business in select international markets. Our success in these markets has furthered our belief that our international model can work in both established and emerging markets. We have taken a rigorous approach to managing the level of investment we expect to make in each geographic market we enter based on a market tier approach. We expect to continue to expand internationally, targeting additional markets in Europe, Asia and the Middle East over the next several years.
Competition
We provide cloud-based solutions that enable individuals, businesses and organizations to establish an online presence, connect with customers and manage their ventures. The market for providing these solutions is highly fragmented with some vendors providing part of the solution, and highly competitive with many existing competitors. These solutions are also rapidly evolving, creating opportunity for new competitors to enter the market with point product solutions or addressing specific segments of the market. In some instances, we have commercial partnerships with companies with which we also compete. Given our broad product portfolio, we compete with niche point-solution products and broader solution providers. Our competitors include providers of:

•	traditional domain registration services and web-hosting solutions such as Endurance, Rightside, United Internet and Web.com;

•	website creation and management solutions and e-commerce enablement providers such as Shopify, Squarespace, Wix and WordPress;

•	cloud-infrastructure services and online security providers such as Rackspace and Symantec;

•	alternative web presence and marketing solutions providers such as Constant Contact, OpenTable, Yelp and Zillow; and

•	productivity tools including business-class email, calendaring, file-sharing and payments such as Dropbox, Intuit, Square and Xero.

We expect continued competition from competitors in the domain, hosting and presence markets such as Endurance, Rightside, United Internet and Web.com, as well as potential increased competition from companies like Amazon, Google and Microsoft, all of which are providers of web-hosting and other cloud-based services and have recently entered the domain name registration business as upstream registries, and eBay and Facebook, both of which offer robust Internet marketing platforms. Google recently launched its new Google Domains service to sell domain name registration services to third-parties.
We believe the principal competitive factors include: product capabilities that meet customer requirements, a secure, reliable and integrated technology platform, cost-effective customer acquisition, brand awareness and reputation, customer service and support and overall customer satisfaction. We believe that we compete favorably with respect to each of these factors. For additional information, see “Risk Factors.”
Regulation
Our business is subject to regulation by ICANN, federal and state laws in the United States and the laws of other jurisdictions in which we do business.
ICANN. The registration of domain names is governed by ICANN. ICANN is a multi-stakeholder private sector, not-for-profit corporation formed in 1998 that operates pursuant to a memorandum of understanding with the U.S. Department of Commerce for the express purposes of overseeing a number of Internet related tasks, including managing the DNS, allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with and accreditation by ICANN. The regulation of Internet domain names in the United States and in foreign countries is subject to change. In particular, on March 14, 2014, the NTIA announced its intention to transition key Internet domain name functions to the global multi-stakeholder community. At this time there is uncertainty concerning the timing, nature and significance of any transition from U.S. oversight of ICANN to oversight of ICANN by another body or bodies.
ccTLD Authorities. The regulation of ccTLDs is governed by national regulatory agencies of the country underlying the specific ccTLDs, such as China (.cn), Canada (.ca) and the United Kingdom (.uk). Our ability to sell ccTLDs is dependent on our and our partners’ ability to maintain accreditation in good standing with these various international authorities.
Advertising and promotional information presented on our websites and in our products, and our other marketing and promotional activities, are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. U.S. federal, state, and foreign legislatures have also adopted laws and regulations regulating numerous other aspects of our business. Regulations relating to the Internet, including laws governing online content, user privacy, taxation, liability for third-party activities and jurisdiction, are particularly relevant to our business. Such laws and regulations are discussed below.
Communications Decency Act. The CDA regulates content of material on the Internet, and provides immunity to Internet service providers and providers of interactive computer services for certain claims based on content posted by third parties. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on their servers unless they participate in creating or developing the content.
Digital Millennium Copyright Act. The DMCA provides domain name registrars and website hosting providers a safe harbor from liability for third-party copyright infringement. To qualify for the safe harbor, however, registrars and website hosting providers must satisfy numerous requirements, including adoption of a user policy that provides for termination of service access of users who are repeat infringers, informing users of this policy, and implementing the policy in a reasonable manner. In addition, registrars and website hosting providers must expeditiously remove or disable access to content upon receiving a proper notice from a copyright owner alleging infringement of its protected works. A registrar or website hosting provider that fails to comply with these safe harbor requirements may be found liable for copyright infringement.
Anti-Cybersquatting Consumer Protection Act. The ACPA was enacted to address piracy on the Internet by curtailing a practice known as “cybersquatting,” or the bad-faith registration of a domain name that is identical or similar to another party’s trademark, or to the name of another living person, in order to profit from that name or mark. The ACPA provides that registrars may not be held liable for damages for registration or maintenance of a domain name for another person absent a showing of the registrar’s bad faith intent to profit. Registrars may, however, be held liable if their activities are deemed outside the scope of basic registrar functions.

Lanham Act. The Lanham Act governs trademarks and false advertising. Case law interpreting the Lanham Act has limited liability for many online service providers such as search engines and domain name registrars. Nevertheless, there is no statutory safe harbor for trademark violations comparable to the provisions of the DMCA and we may be subject to a variety of trademark claims in the future.
Privacy and Data Protection. In the areas of personal privacy and data protection, the U.S. federal and various state and foreign governments have adopted or proposed limitations on, and requirements associated with, the collection, distribution, use, storage, and security of personal information of individuals. If our practices with respect to the collection, distribution, storage, or security of personal information are challenged, we may not be able to demonstrate adequate compliance with existing or future laws or regulations. In addition, in the European Union member states and certain other countries outside the U.S., data protection is more highly regulated and rigidly enforced. As we conduct and expand our business within these countries, we expect compliance with these regulatory schemes to be more burdensome and costly for us.
Laws and regulations relating to our activities are unsettled in many jurisdictions, or may prove difficult or impossible to comply with in some jurisdictions. Additionally, federal, state, local and foreign governments are also considering legislative and regulatory proposals that would regulate the Internet and our activities in more and different ways than exist today. It also is impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and how we would be affected. Laws and regulations in the United States or in foreign jurisdictions may be applied in new or different manners in pending or future litigation. Further, other existing bodies of law, including the criminal laws of various jurisdictions, may be deemed to apply to our activities, or new statutes or regulations may be adopted in the future.
Intellectual Property and Proprietary Rights
Our intellectual property and proprietary rights are important to our business. We rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality and access-related procedures and safeguards and contractual provisions to protect our proprietary technologies, confidential information, brands and other intellectual property.
We have also developed, acquired or licensed proprietary technologies for use in our business. As of September 30, 2015 we had 160 issued patents in the United States covering various aspects of our product offerings. Additionally, as of September 30, 2015, we had 204 pending U.S. patent applications and intend to file additional patent applications in the future.
We have non-disclosure, confidentiality and license agreements with employees, contractors, customers and other third parties, which limit access to and use of our proprietary information. Though we rely in part upon these legal and contractual protections, as well as various procedural safeguards, we believe that the skill and ingenuity of our employees, the functionality and frequent enhancements to our solutions and our ability to introduce new products and features that meet the needs of our customers are more important to maintaining our competitive position in the marketplace.
We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have a trademark and service mark enforcement program pursuant to which we monitor applications filed by third parties to register trademarks and service marks that may be confusingly similar to ours, as well as the use of our major brand names in social media, domain names and other Internet sites.
Despite our efforts to preserve and protect our intellectual property, unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain access to our proprietary rights, and competitors may attempt to develop solutions that could compete with us in the markets we serve. Unauthorized disclosure of our confidential information or proprietary technologies by our employees or third parties could also occur. The risk of unauthorized use of our proprietary and intellectual property rights may increase as we continue to expand outside of the United States.
Third-party infringement claims are also possible in our industry, especially as functionality and features expand, evolve and overlap across industries. Third parties, including non-practicing patent holders, have from time to time claimed, and could claim in the future, that our processes, technologies or websites infringe patents they now hold or might obtain or be issued in the future.

Employees
As of September 30, 2015, we had 5,203 employees worldwide, including 3,670 in our Customer Care team, 818 in technology and development, 129 in marketing and advertising and 586 in general and administrative. Included in our employee figures are 513 and 106 Customer Care specialists located in India and Belfast, Ireland, respectively, who are directly employed by third-party partners, but who are devoted to GoDaddy on a full time basis. Substantially all of our employees, other than our India and Ireland Customer Care specialists, are based in the United States. None of our employees is represented by a labor union or is party to any collective bargaining agreement in connection with his or her employment with us.
Facilities
Our corporate headquarters are located in Scottsdale, Arizona and consist of approximately 153,000 square feet of owned office space. We also own our offices in Hiawatha, Iowa, which consist of approximately 50,000 square feet used primarily for Customer Care and product development. We lease additional call centers and offices located throughout the United States as well as Canada, India and the United Kingdom.
Additionally, we provide our cloud-based products through data centers located in the United States and internationally, including an approximately 272,000 square foot data center we own and operate in Phoenix, Arizona as well as additional capacity in co-located data centers in Arizona, California, Illinois, Virginia, Singapore and the Netherlands, which we occupy through leases which expire on various dates through 2026.
We believe our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.
Legal Proceedings
We are currently subject to litigation incidental to our business, including patent infringement litigation and trademark infringement claims, as well as other litigation of a non-material nature. Although the results of the lawsuits, claims and proceedings in which we are involved cannot be predicted with certainty, we do not believe the final outcome of these matters will have a material adverse effect on our business, financial condition or operating results.
Regardless of the final outcome, defending lawsuits, claims and proceedings in which we are involved is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding the executive officers and directors of GoDaddy Inc. as of September 30, 2015:

Name	Age	Position
Executive Officers:
Blake J. Irving	56	Chief Executive Officer and Director
Scott W. Wagner	45	Chief Financial Officer and Chief Operating Officer
Matthew B. Kelpy	42	Chief Accounting Officer
Philip H. Bienert	47	Chief Marketing Officer
James M. Carroll	44	Executive Vice President, International
Auguste Goldman	43	Chief People Officer
Arne M. Josefsberg	57	Executive Vice President, Chief Infrastructure Officer and Chief Information Officer
Nima Kelly	53	Executive Vice President and General Counsel
Elissa E. Murphy	46	Chief Technology Officer and Executive Vice President, Cloud Platforms
Non-Employee Directors:
Bob Parsons	64	Founder and Director
Herald Y. Chen	45	Director
Richard H. Kimball	59	Director
Gregory K. Mondre	41	Director
John I. Park	33	Director
Elizabeth S. Rafael	54	Director
Charles J. Robel	66	Chairman of the Board
Lee E. Wittlinger	32	Director
Executive Officers
Blake J. Irving has served as our Chief Executive Officer since January 2013, as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors of Desert Newco since January 2013. Prior to joining our company, he served as Chief Product Officer at Yahoo! Inc. from May 2010 to April 2012. From January 2009 to May 2010, Mr. Irving was a Professor in the M.B.A. program at Pepperdine University. From September 2007 to January 2009, he served as Chief Executive Officer and President of Balance Point Enterprises Inc., a real estate investment company. From 1992 to September 2007, Mr. Irving served in various senior and management roles at Microsoft Corporation, including most recently as Corporate Vice President of the Windows Live Platform Group. Mr. Irving holds a B.A. degree in Fine Arts from San Diego State University and an M.B.A. degree from Pepperdine University.
We believe Mr. Irving is qualified to serve as a member of our board of directors because of the perspective he brings as our Chief Executive Officer and his experience in senior management positions at several technology companies.
Scott W. Wagner has served as our Chief Financial Officer and Chief Operating Officer since May 2013 and previously served as our Interim Chief Executive Officer from July 2012 to January 2013. Prior to joining our company, he served in various roles, including most recently as a Member and North American Co-Head of KKR Capstone, which provides consulting services to KKR and the portfolio companies of KKR’s affiliated funds, from June 2000 to May 2013. Mr. Wagner holds a B.A. degree in Economics, magna cum laude from Yale University and an M.B.A. degree from Harvard Business School.
Matthew B. Kelpy has served as our Chief Accounting Officer since November 2014. Prior to joining our company, he served in various accounting roles at AOL Inc. from July 2005 to November 2014, most recently as Chief Accounting Officer. Mr. Kelpy holds a BBA degree in Accounting and a Master of Accounting degree from the University of Michigan and is a Certified Public Accountant.

Philip H. Bienert has served as our Chief Marketing Officer since March 2015. Mr. Bienert also served as our Executive Vice President, Digital Commerce from April 2013 to March 2015. Prior to joining our company, he served in various roles, including Senior Vice President, Consumer Digital Experience, at AT&T Inc. from February 2008 to April 2013. From January 2005 to February 2008, Mr. Bienert served as Senior Vice President, Customer Experience at Citigroup Inc. Mr. Bienert holds a B.A. degree in History from Georgetown University and an M.B.A. degree from the University of Texas at Austin.
James M. Carroll has served as our Executive Vice President, International since April 2013. Prior to joining our company, he served as Senior Vice President at Yahoo! Inc. from October 2010 to April 2013. From July 1997 to October 2010, Mr. Carroll served in various roles at Microsoft Corporation, most recently as General Manager. Mr. Carroll holds a B.S. degree in Science from Maynooth University of Ireland.
Auguste Goldman has served as our Chief People Officer since April 2013. Mr. Goldman also served as our Chief Information Officer from January 2012 to April 2013 and served as a consultant to us as a Technology Champion from June 2010 to January 2012. Prior to joining our company, he served as a Managing Director at Integralis AB, an NTT Communications company, from June 2008 to June 2010. Mr. Goldman attended Dartmouth College.
Arne M. Josefsberg has served as our Executive Vice President, Chief Infrastructure and Chief Information Officer since January 2014. Prior to joining our company, he served as Chief Technology Officer at ServiceNow Inc., an IT service management software company, from September 2011 to December 2013. From October 1985 to September 2011, Mr. Josefsberg served in various management roles at Microsoft Corporation, including most recently as General Manager, Windows Azure Infrastructure. Mr. Josefsberg holds a M.Sc. degree in Applied Physics from Lund University.
Nima Kelly has served as our Executive Vice President and General Counsel since October 2012. Ms. Kelly also served in various roles at GoDaddy from July 2002 to October 2012, including most recently as Deputy General Counsel. Ms. Kelly holds a B.A. degree in Political Science, summa cum laude from Gettysburg College and a J.D. degree from the University of Pennsylvania Law School.
Elissa E. Murphy has served as our Chief Technology Officer and Executive Vice President, Cloud Platforms since May 2013. Prior to joining our company, she served as Vice President of Cloud Platforms at Yahoo! Inc. from November 2010 to April 2013. From July 1997 to October 2010, Ms. Murphy served in various engineering roles at Microsoft Corporation including High Performance Computing.
Non-Employee Directors
Bob Parsons founded GoDaddy in January 1997 and has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the executive committee of Desert Newco since December 2011. From December 2011 to June 2014, Mr. Parsons served as Chairman of the board of directors of Desert Newco. Prior to the Merger, he served in various roles, including as President and Chairman of the board of directors. Prior to founding our company, Mr. Parsons founded Parsons Technology, Inc., a software company, in 1984 and served as its Chief Executive Officer until its acquisition by Intuit Inc. in 1994. Mr. Parsons holds a B.S. degree in Accounting, magna cum laude from the University of Baltimore.
We believe Mr. Parsons is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our founder and as one of our largest stockholders, as well as his extensive experience in founding and growing technology companies.
Herald Y. Chen has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors and executive committee of Desert Newco since December 2011. He rejoined Kohlberg Kravis Roberts & Co. L.P. in 2007, having previously worked for the firm from 1995 to 1997 and co-heads the firm’s Technology industry team. From 2002 to 2007, Mr. Chen served as a Director and then later as a Managing Director at Fox Paine & Company, a private equity firm. From 2004 to 2005, Mr. Chen also served as Chief Executive Officer at ACMI Corporation, a medical device company. Mr. Chen co-founded Jamcracker, Inc., a web-services platform company, in 1999 and served as its Chief Financial Officer from its inception until 2002. From 2009 to 2011, Mr. Chen served on the board of directors of Eastman Kodak Company. Mr. Chen currently serves on the board of directors of several private companies. Mr. Chen holds a B.S. degree in Economics (Finance) and a B.S.E. degree in Mechanical Engineering from the University of Pennsylvania and an M.B.A. degree from the Stanford University Graduate School of Business.

We believe Mr. Chen is qualified to serve as a member of our board of directors because of his experience in the technology industry as an investment professional and his strategic insight and operational leadership as a former executive of technology companies.
Richard H. Kimball has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors of Desert Newco since December 2011. Mr. Kimball co-founded and has served as a General Partner of Technology Crossover Ventures, a venture capital firm, since its inception in June 1995. From September 1984 to December 1994, he served in various roles at Montgomery Securities, an investment bank, including Managing Director. Mr. Kimball currently serves on the board of directors at several private companies and serves on the board of trustees of Dartmouth College. Mr. Kimball holds an A.B. degree in History from Dartmouth College and an M.B.A. degree from the University of Chicago, Booth School of Business.
We believe Mr. Kimball is qualified to serve as a member of our board of directors because of his perspective as the founder of a technology investment firm and his extensive expertise in venture capital investing and knowledge of technology companies.
Gregory K. Mondre has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014, and has served as a member of the board of directors and executive committee of Desert Newco since December 2011. Mr. Mondre is a Managing Partner and Managing Director with Silver Lake. He joined Silver Lake in 1999 and has significant experience in private equity investing and expertise in sectors of the technology and technology-enabled industries. Prior to joining Silver Lake, Mr. Mondre was a principal at TPG, where he focused on private equity investments across a wide range of industries, with a particular focus on technology. Earlier in his career, Mr. Mondre worked as an investment banker in the Communications, Media and Entertainment Group of Goldman, Sachs & Co. He currently serves as a director of Avaya, Inc., Fanatics, Inc., Motorola Systems, Inc., Red Ventures, Vantage Data Centers and Sabre Corporation. Mr. Mondre holds a B.S. degree in Economics from The Wharton School at the University of Pennsylvania.
We believe Mr. Mondre is qualified to serve as a member of our board of directors because of his expertise in financial matters and the experience and perspective he has obtained as an investor in, and board member of, numerous technology companies.
John I. Park has served as a member of the board of directors of GoDaddy Inc. since February 2015. Since May 2013, he has worked in various roles at Kohlberg Kravis Roberts & Co. L.P. and is currently a Director. From June 2006 to April 2013, Mr. Park served in a similar role at Apax Partners LP, and from July 2004 to May 2006, as an investment banker at Morgan Stanley & Co. Mr. Park currently serves on the board of directors of several private companies. Mr. Park holds an A.B. degree in Economics, cum laude, from Princeton University and an M.B.A. degree from Harvard Business School.
We believe Mr. Park is qualified to serve as a member of our board of directors because of his experience and perspective as an investment professional and banker in the technology sector.
Elizabeth S. Rafael has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors of Desert Newco since March 2014. From August 2007 to October 2012, she served as Vice President, Corporate Controller and Principal Accounting Officer of Apple Inc. From September 2006 to August 2007, Ms. Rafael served as Vice President of Corporate Finance at Cisco Systems, Inc. and also held the position of Vice President, Corporate Controller and Principal Accounting Officer from April 2002 to September 2006. Ms. Rafael currently serves on the board of directors of Echelon Corporation and Autodesk, Inc. Ms. Rafael holds a B.S. degree in Accounting from Santa Clara University.
We believe Ms. Rafael is qualified to serve as a member of our board of directors because of her financial and compliance expertise, and her experience in the technology sector.
Charles J. Robel has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as Chairman of the Board since March 2015 and as a member of the board of directors of Desert Newco since December 2011. From May 2008 until the Merger, he also served as a member of the board of directors. From June 2006 to February 2011, Mr. Robel served as the Chairman of the board of directors of McAfee, Inc. From June 2000 to December 2005, Mr. Robel served as General Partner and Chief of Operations of Hummer Winblad Venture Partners, a venture capital firm. From January 1974 to May 2000, Mr. Robel served in various roles at PricewaterhouseCoopers, LLP, an accounting firm, including most recently as a Partner. Mr. Robel currently serves on the board of directors of Informatica Corporation, Jive Software, Inc. and Model N, Inc., as

well as on the board of directors of several private companies. Mr. Robel holds a B.S. degree in Accounting from Arizona State University.
We believe Mr. Robel is qualified to serve as a member of our board of directors because of his financial, accounting and compliance expertise, and his experience serving on the board of directors of other public and private companies.
Lee E. Wittlinger has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014, and has served as a member of the board of directors of Desert Newco since February 2014. Since July 2007, he has worked in various roles at Silver Lake and is currently a Director. From June 2005 to June 2007, Mr. Wittlinger served as an investment banker at Goldman, Sachs & Co. Mr. Wittlinger currently serves on the board of directors of Vantage Data Centers. Mr. Wittlinger holds a B.S. degree in Economics with dual concentrations in Finance and Accounting, summa cum laude from The Wharton School at the University of Pennsylvania.
We believe Mr. Wittlinger is qualified to serve as a member of our board of directors because of his experience and perspective as an investment professional and banker in the technology sector.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Codes of Business Conduct and Ethics
In March 2015, our board of directors adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers.
Controlled Company
Affiliates of KKR, Silver Lake, TCV and Mr. Parsons control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the New York Stock Exchange standards will exempt us from certain New York Stock Exchange corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•
that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and

•
that director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nomination committee comprised solely of independent directors.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of the New York Stock Exchange.
These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under the New York Stock Exchange listing standards and SEC rules and regulations for companies completing their IPO. See “—Committees of the Board of Directors—Audit Committee.”
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of Messrs. Chen, Irving, Kimball, Mondre, Park, Parsons, Robel and Wittlinger and Ms. Rafael. We expect our board of directors to remain at nine directors.

Pursuant to the stockholder agreement described under “Certain Relationships and Related Party Transactions—Stockholder Agreement,” our stockholders are entitled to nominate members of our board of directors as follows:

•
so long as affiliates of KKR own, in the aggregate, (1) at least 10% of the shares of Class A common stock outstanding (assuming that all outstanding LLC Units that are exchangeable for shares of Class A common stock are so exchanged (we refer to the calculation of the number of shares outstanding on such basis as an “As-Exchanged Basis”)) on an As-Exchanged Basis immediately following the consummation of our IPO, affiliates of KKR will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, they will be entitled to nominate one director;

•
so long as affiliates of Silver Lake own, in the aggregate, (1) at least 10% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, affiliates of Silver Lake will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, they will be entitled to nominate one director; and

•
so long as Mr. Parsons and his affiliates own, in the aggregate, at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, Mr. Parsons and his affiliates will be entitled to nominate one director.

Directors nominated by affiliates of KKR, Silver Lake and Mr. Parsons under the stockholder agreement are referred to in this prospectus as the “KKR Directors,” the “Silver Lake Directors” and the “Parsons Director,” respectively. The KKR Directors are Messrs. Chen and Park, the Silver Lake Directors are Messrs. Mondre and Wittlinger and the Parsons Director is Mr. Parsons.
The affiliates of each of KKR, Silver Lake, TCV and Mr. Parsons, or the Voting Parties, have agreed to vote their shares in favor of the directors nominated as set forth above. In addition, so long as KKR and Silver Lake collectively own at least 25% of the shares of Class A common stock held by them on an As-Exchanged Basis immediately prior to the consummation of our IPO, and affiliates of either KKR or Silver Lake own at least 10% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of our IPO, the Voting Parties have agreed to vote their shares in favor of any other director nominees recommended to our board of directors by the nominating and corporate governance committee (with the approval of the KKR Director and the Silver Lake Director serving on the nominating and corporate governance committee). TCV’s voting obligations in this regard will end on the third anniversary of the completion of our IPO.
In accordance with our amended and restated certificate of incorporation and the stockholder agreement, our board of directors is divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:

•	the Class I directors are Blake J. Irving, Charles J. Robel and John I. Park and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors are Richard H. Kimball, Elizabeth S. Rafael and Lee E. Wittlinger, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors are Herald Y. Chen, Gregory K. Mondre and Bob Parsons, and their terms will expire at the annual meeting of stockholders to be held in 2018.
Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Because we are a “controlled company” under the rules of the New York Stock Exchange, we are not required to have a majority of our board of directors consist of “independent directors,” as defined under the rules of the New York Stock Exchange. If such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the boards and its committees accordingly in order to comply with such rules.

Committees of the Board of Directors
Our board of directors has established an executive committee, an audit committee, a compensation committee and the nominating and corporate governance committee composed of the directors set forth below. Pursuant to the stockholder agreement, the executive committee consists of one KKR Director, one Silver Lake Director and one Parsons Director. See “—Executive Committee.” Any new committees of our board of directors will include at least one KKR Director and at least one Silver Lake Director and such additional members as determined by our board of directors, with exceptions for special committees and requirements of law and stock exchange rules. Under the rules of the New York Stock Exchange, the membership of the audit committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have fully independent compensation and nominating and corporate governance committees.
The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.
Executive Committee
Our executive committee consists of Messrs. Chen, Mondre and Parsons. Our executive committee will, among other things:

•	provide our executive officers with advice and input regarding the operations and management of our business; and

•	consider and make recommendations to our board of directors regarding our business strategy.
In addition to approvals required by our board of directors, the actions listed below taken by us or any of our subsidiaries will require the approval of our executive committee pursuant to its charter. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our Chief Executive Officer or hiring a new Chief Executive Officer;

•	increasing or decreasing the size of our board of directors;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.
Our executive committee operates under a written charter. Under the stockholder agreement, we are required to maintain the executive committee for as long as (1) we continue to be a “controlled company,” with affiliates of KKR, Silver Lake and Mr. Parsons (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively owning at least 50% in voting power of all shares of the stock of our company entitled to vote generally in the election of directors and (2) affiliates of KKR, Silver Lake and Mr. Parsons are entitled to nominate a KKR Director, a Silver Lake Director and a Parsons Director, respectively.
Audit Committee
Our audit committee consists of Messrs. Robel and Wittlinger and Ms. Rafael, with Mr. Robel serving as Chairman. Pursuant to applicable SEC and New York Stock Exchange rules, we were required to have one independent audit committee member upon the listing of our Class A common stock on the New York Stock Exchange and a majority of independent audit committee members within 90 days of listing. We are required to have an audit committee consisting entirely of independent members within one year of listing. Our board of directors has determined Ms. Rafael and Mr. Robel meet the requirements for independence of audit committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Robel is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•
discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•
obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•
approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.
Compensation Committee
Our compensation committee consists of Messrs. Chen, Mondre and Parsons, with Mr. Chen serving as Chairman.
The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve, and make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.
Our compensation committee operates under a written charter.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Messrs. Chen, Mondre, Robel and Parsons, with Mr. Mondre serving as Chairman. Our nominating and corporate governance committee will, among other things:

•
identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees, in accordance with the requirements of the stockholder agreement;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee operates under a written charter.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. The members of our compensation committee consist of Messrs. Chen, Mondre and Parsons. Messrs. Chen and Mondre were designated by affiliates of KKR and Silver Lake, respectively, each a holder of more than 5% of our outstanding common stock.
In December 2011, Desert Newco, as guarantor, and Go Daddy Operating Company, LLC, as borrower, entered into a credit agreement with certain entities, including affiliates of KKR and Silver Lake. As described under “Certain Relationships and Related Party Transactions—Credit Agreement,” since 2012, affiliates of Messrs. Chen, Mondre and Parsons were participating lenders under the credit agreement and as of September 30, 2015 had received principal payments of $22.6 million, $10.0 million and $50.0 million and interest, prepayment premium and administrative fee payments of $7.2 million, $0.2 million and $2.8 million, respectively.
As of September 30, 2015, investment funds or accounts advised by KKR Credit Advisors (US) LLC held $28.9 million of the outstanding principal balance of the refinanced term loan.
Since 2011, KKR Capital Markets LLC, an affiliate of KKR, acted as a lead arranger and joint bookrunner for various financing transactions under the credit agreement, and received underwriter and transaction fees totaling $1.2 million.
In December 2011, Go Daddy Operating Company, LLC issued a $300.0 million senior note to YAM in connection with the Merger. This note was repaid in full in connection with the completion of our IPO. See “Certain Relationships and Related Party Transactions—Senior Note Payable to YAM Special Holdings, Inc.”
In December 2011, Go Daddy Operating Company, LLC entered into a transaction and monitoring fee agreement with KKR, Silver Lake and TCV, pursuant to which they have agreed to provide certain management and advisory services. In consideration for such services, Go Daddy Operating Company, LLC agreed to pay them an annual aggregate management fee of $2.0 million, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the services. In 2012, 2013, 2014 and the nine months ended September 30, 2015, fees and expenses paid under the transaction and monitoring fee agreement were $2.3 million, $2.2 million, $2.3 million and $0.6 million, respectively. The transaction and monitoring fee agreement was terminated upon completion of our IPO, and in accordance with its terms, we made a final aggregate payment of $26.7 million.
In December 2011, Desert Newco entered into an executive chairman services agreement with Mr. Parsons, pursuant to which Mr. Parsons served as the chairman of Desert Newco. In consideration for such services, we agreed to pay Mr. Parsons an annual fee of $1.00, plus reimbursement of all business expenses incurred by Mr. Parsons in an amount not to exceed $0.5 million annually. The agreement also obligated us to take certain other actions, which included making charitable contributions of at least $1.0 million per calendar year with such contributions generally made in consultation with Mr. Parsons’ charitable foundation. The executive chairman services agreement was amended and restated on March 4, 2015 and was terminated effective upon the completion of our IPO, in accordance with its terms. This agreement required a $3.0 million payment to Mr. Parsons upon its termination, which was paid in connection with the completion of our IPO.
KKR Capstone has provided consulting and advisory services to us. Certain of these advisory services were rendered by Scott W. Wagner when he served as our Interim Chief Executive Officer from July 2012 to January 2013, and thereafter when he continued to provide advisory services to us from January 2013 to April 2013. All of the services rendered by Mr. Wagner as a service provider of KKR Capstone were rendered prior to the commencement of his employment with us in May 2013. As of September 30, 2015, we had paid $4.1 million directly to KKR Capstone since 2012.
In September 2012, we entered into a partner agreement with First Data Merchant Services Corporation, or First Data, a subsidiary of First Data Corporation, pursuant to which we sell First Data’s electronic commerce and payment solutions to our customers and receive a portion of all fees received by First Data from such customers. KKR and its affiliates own approximately 40% of First Data Corporation. As of September 30, 2015, we had received $1.7 million under the agreement.
In August 2014, Desert Newco received $6.6 million from YAM as payment for the indemnified portion of sales tax liability. As a result, we agreed to release YAM from its indemnification obligations for certain transaction-based taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”

In the ordinary course of business, we purchase and lease computer equipment, technology licensing, software maintenance and support and other products and services from various entities with whom affiliates of KKR, Silver Lake and TCV have significant ownership interests. Amounts paid to such entities were as follows:

	Year Ended December 31,			Nine Months Ended September 30, 2015
	2012	2013	2014
	(in millions)
Dell, Inc.	$25.7	$19.1	$16.1	$13.3
Sitecore USA, Inc.	—	—	1.3	0.4
Sunguard Availability Services	0.1	0.1	0.1	0.1
Jive Software, Inc.	—	—	—	0.2
ClickTale	—	—	—	0.2
Non-Employee Director Compensation
The following table provides information concerning the compensation paid by us to each of our non-employee directors in the year ended December 31, 2014. For all of our non-employee directors, we offer to reimburse any travel expenses or other related expenses for attending meetings. See “Certain Relationships and Related Party Transactions—Executive Chairman Services Agreement.”

Name	Fees Earned or Paid in Cash($)	Option Awards ($) (1)	Equity Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Bob Parsons	1	—	—	27,762	27,763
Herald Y. Chen	—	—	—	—	—
Adam H. Clammer (4)	—	—	—	—	—
Richard H. Kimball	—	—	—	—	—
Gregory K. Mondre	—	—	—	—	—
Elizabeth S. Rafael	65,000(5)	—	475,738(6)	9,985	550,723
Charles J. Robel (7)	70,000(5)	—	475,738(8)	5,953	551,691
Lee E. Wittlinger	—	—	—	—	—

(1)
The amounts in the “Option Awards” column reflect the aggregate grant date fair value of awards granted during the fiscal year computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
The amounts in the “Equity Award” column reflect the grant date fair value of the RSUs granted during 2014 as computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	The amount shown reflects health insurance benefits for such director’s service as a member of our board.

(4)	Mr. Clammer resigned from our board of directors in February 2015.

(5)	The amount shown reflects an annual cash retainer for such director’s service as a member of our board and audit committee.

(6)
The amount shown reflects a grant of 26,667 RSUs to Ms. Rafael in February 2014, 100% of which were unvested as of December 31, 2014. In addition, in connection with the Special Distribution, we increased Ms. Rafael’s RSUs by 4,480 to 31,147 to protect Ms. Rafael from diminution in the value of her awards in accordance with our 2011 Plan and applicable tax rules. These RSUs were granted pursuant to our 2011 Plan and are scheduled to vest in three equal annual installments, subject to Ms. Rafael’s continued role as a service provider to us. 10,382 of Ms. Rafael’s RSUs vested on February 27, 2015. Ms. Rafael intends to forego her right to be a party to the TRA.

(7)
In March 2015, Mr. Robel was elected as Chairman of the Board by our board of directors. For his service as Chairman of the Board, Mr. Robel is entitled to receive $50,000 per year in cash compensation and an annual award of restricted stock units with a value of $80,000 in addition to his cash and equity compensation for his board and committee services.

(8)
The amount shown reflects a grant of 26,667 RSUs to Mr. Robel in February 2014, 100% of which were unvested as of December 31, 2014. In addition, in connection with the Special Distribution, we increased Mr. Robel’s RSUs by 4,480 to 31,147 to protect Mr. Robel from diminution in the value of his awards in accordance with our 2011 Plan and applicable tax rules. These RSUs were granted pursuant to our 2011 Plan and are scheduled to vest in three equal annual installments, subject to Mr. Robel’s continued role as a service provider to us. 10,382 of Mr. Robel’s RSUs vested on March 3, 2015. Mr. Robel intends to forego his right to be a party to the TRA.

In December 2014, Desert Newco’s executive committee, after reviewing data previously provided by Compensia, Inc., an independent compensation consulting firm, regarding practices at comparable companies, adopted a compensation policy for non-employee directors that became effective at our IPO. Pursuant to this non-employee director compensation policy, each member of our board of directors who is not our employee and is not affiliated with a holder of greater than 5% of any class or series of capital stock (each an “Eligible Director”) will receive cash and equity compensation for board services as described below.
Cash Compensation
Our Eligible Directors are entitled to receive the following cash compensation for their services:

•	$50,000 per year for service as a board member;

•	$20,000 per year for service as chair of the audit committee;

•	$15,000 per year for service a member of the audit committee;

•	$16,000 per year for service as chair of the compensation committee;

•	$12,000 per year for service as member of the compensation committee;

•	$8,000 per year for service as chair of the nominating and corporate governance committee; and

•	$6,000 per year for service as member of the nominating and corporate governance committee.
All cash payments to non-employee directors will be paid annually.
Equity Compensation
Initial Award. Each person who became an Eligible Director following our IPO automatically was granted restricted stock units with a value of $220,000. The restricted stock units will vest annually over the next three anniversaries of the grant date, subject to the Eligible Director continuing to be a service provider.
Annual Award. On the date of each annual meeting beginning with the first annual meeting following our IPO, each Eligible Director will be granted restricted stock units with a value of $220,000. The restricted stock units will vest fully on the day immediately prior to the next annual meeting after the effective date of grant, subject to the Eligible Director continuing to be a service provider.
The number of shares for the initial award or annual award will be determined by dividing the specified value by the per share grant date fair value of each type of award based on the assumptions used for financial reporting purposes, with the result rounded down.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
The compensation provided to our “named executive officers,” or NEOs, for 2014 is detailed in the 2014 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This compensation discussion and analysis summarizes the decision process, objectives and philosophy for our executive compensation program, and a description of each component of compensation we provide to our NEOs. Our NEOs for 2014, as determined in accordance with Item 402(a)(3) of Regulation S-K as any individual who served as our principal executive officer or principal financial officer in 2014 plus our three most highly compensated executive officers in 2014, other than our principal executive officer or principal financial officer, were:

•	Blake J. Irving, our Chief Executive Officer;

•	Scott W. Wagner, our Chief Financial Officer and Chief Operating Officer;

•	Arne M. Josefsberg, our Executive Vice President, Chief Infrastructure Officer and Chief Information Officer;

•	Matthew B. Kelpy, our Chief Accounting Officer; and

•	Elissa E. Murphy, our Chief Technology Officer and Executive Vice President, Cloud Platforms.
General Compensation Philosophy
Our general compensation philosophy is to provide programs that attract, retain and motivate key employees who are critical to our long-term success. We strive to provide a competitive compensation package to our executive officers to reward achievement of our business objectives and align their interest with the interest of our equityholders.
Since the Merger, our executive compensation program has been comprised of a combination of cash compensation and equity compensation, with an emphasis on both equity and performance. Our long-term equity compensation program includes performance-based and time-based components, each with a five year time horizon. To date, equity awards have primarily consisted of unit options, with 40% of the LLC units subject to performance-based vesting and 60% subject to time-based vesting. The performance-based options become eligible to vest only if (1) we achieve pre-established annual bookings, adjusted EBITDA and total customers performance targets for each of the five years following the grant date and (2) the recipient remains employed through achievement. We believe this design strengthens the alignment between the interests of our executive officers and equityholders by tying vesting of these options to achievement against key performance objectives, which ultimately results in both the growth of our business and the growth in the value of our business. Our use of both the time-based and performance-based options also promotes executive officer retention by requiring continued employment through achievement for the option to vest.
We expect to continue to design our executive compensation program based on a “pay for performance” philosophy, with a significant compensation component that vests, in part, based on the achievement of our performance goals.
Compensation Decision Process
Our existing executive compensation program reflects our operations as a private company in that we have relied largely upon the experience of our management, our board of directors and, prior to the formation of GoDaddy Inc. and following the Merger, Desert Newco’s executive committee in determining appropriate compensation levels for our executive officers and other key employees.
From December 16, 2011, the effective date of the Merger, through the third quarter of 2013, we did not engage compensation consultants or establish formal benchmark processes against any set of peer group companies when setting compensation levels for executive officers. During the fourth quarter of 2013, Desert Newco’s executive committee began working with Compensia to assemble a list of peer group companies to serve as a reference point for evaluating the market competitiveness of our executive compensation program. We plan to continue to work with independent compensation consultants to maintain a list of peer group public companies of similar size and in comparable industries which our compensation committee can reference when analyzing executive officer compensation to ensure our executive compensation program is, and remains, competitive and offers the appropriate retention and performance incentives.

Pre-December 2011
Prior to the Merger, Mr. Parsons, who at the time was our sole stockholder, negotiated individual compensation arrangements with each executive officer when he or she joined us. Mr. Parsons also periodically reviewed the compensation arrangements of our executive officers and made adjustments in base salary, annual bonuses and equity compensation.
In determining the initial compensation arrangements and appropriate adjustments, Mr. Parsons exercised his judgment while considering one or more of the following factors: past and anticipated future contributions, internal pay alignment, our strategic goals and the executive officer’s title and position with us (including any promotions or changes in authority, duties or responsibilities).
Post-December 2011
Since the Merger, our executive compensation program has been administered by Desert Newco’s executive committee, which is made up of the same directors who serve on our compensation committee, with significant input from our Chief Executive Officer and other members of our management team.
The initial compensation arrangements for each of our executive officers who joined us after the Merger (other than Mr. Irving and Mr. Wagner) were negotiated by our Chief Executive Officer, and submitted to the executive committee for approval. Each of Mr. Irving and the executive committee exercised their judgment to set a total compensation package for these executive officers that was competitive as measured against their assessment of the market and the compensation packages of our then-existing executive team. Mr. Irving, in negotiating these packages, considered the total compensation package that would be necessary to recruit these executive officers and provide them with the appropriate incentives to drive the growth in the value of our business. In approving these new hire arrangements, the members of the executive committee relied on their experience and judgment, and that of Mr. Irving and reviewed his recommendations to ensure that the compensation packages were appropriate based on the executive officer’s title and position.
The initial compensation arrangements for Messrs. Irving and Wagner were negotiated by the executive committee. The executive committee exercised its judgment to set compensation levels for Messrs. Irving and Wagner that would align their interests with our equityholders and provide incentives for Messrs. Irving and Wagner to remain with us through and following a liquidity event. The executive committee heavily weighed these executive officers’ past experience and anticipated future contributions to us in approving their compensation packages.
Adjustments to executive compensation packages since the Merger have resulted from changes to an executive officer’s title, authority or job responsibilities. These changes were negotiated by Mr. Irving or Mr. Wagner with direction and oversight from the executive committee.
We anticipate that our compensation committee will have primary responsibility for executive compensation and will work with an independent compensation consultant to review the compensation opportunities of our executive officers at least annually to assess the market competitiveness of our compensation arrangements and make any adjustments to ensure that our valuable executive officers remain with us and that we are providing incentives for them to maximize the growth of our business.
Components of Executive Compensation Program
The compensation program for our executive officers, including our NEOs, consists of the following primary components:

•	base salary;

•	short-term cash incentives;

•	long-term equity incentives;

•	broad-based employee benefits; and

•	post-termination severance benefits.
We believe these five primary compensation components provide an executive compensation program that attracts and retains qualified individuals, links individual performance to corporate performance, focuses the efforts of our executive officers on the achievement of both our short-term and long-term objectives, and aligns our executive officers’ interests with those of the existing owners and our other equityholders.

The overall use and weight of each primary compensation element is based on our subjective determination of the importance of each element in meeting our overall objectives. We seek to make a significant amount of each NEO’s total potential compensation “at risk” based on corporate performance, including cash performance bonuses and performance-based options that are earned only if we achieve specified key short-term and long-term performance objectives.
In connection with the initial hiring of certain executive officers, we have provided cash sign-on bonuses to attract and recruit executive officer candidates to join us, and in an amount and on terms our Chief Executive Officer and executive committee have determined are appropriate based on the candidate’s anticipated title and position.
Base salary
We provide base salaries to compensate our employees, including our NEOs, for services rendered on a day-to-day basis. The 2014 base salaries of our NEOs generally were set through negotiations at the time the NEO joined us and were approved by the executive committee. The base salaries were based on what we believed would be necessary to attract the individual to join us and a subjective assessment of what amount would be market competitive based on his or her title and expected future contribution.
The following table shows the base salaries for our NEOs in 2014:

Name	Base Salary Rate (1)		Actual Base Salary (2)
Blake J. Irving	$1,000,000		$1,000,000
Scott W. Wagner	$750,000		$750,000
Arne M. Josefsberg	$400,000	(3)	$423,836
Matthew B. Kelpy	$325,000		$46,301
Elissa E. Murphy	$420,000	(3)	$437,589

(1)	This amount represents the annual base salary rate for each NEO in 2014.

(2)	For Messrs. Josefsberg and Kelpy, this amount represents the pro-rated base salary for 2014 based on each of their respective terms of employment with us during 2014.

(3)	Effective June 1, 2014, the base salaries for Mr. Josefsberg and Ms. Murphy were increased to $450,000.
Short-term incentives (annual cash bonuses)
Our short-term cash incentive program seeks to provide incentives to our executive officers, including our NEOs, to drive annual performance based on our operating plan. At the beginning of each year, the executive committee, with input from our management team, establishes performance goals and the formula for paying cash bonuses. The performance goals are intended to be stretch goals, which would be attainable through focused efforts and leadership by our executive officers. Each executive officer is eligible to earn a portion of his or her target cash bonus opportunity based on the achievement against these pre-established performance goals and their relative weightings under the formula established by the executive committee for that year.
The target cash bonus opportunity for each of our NEOs is set forth below. To determine an NEO’s actual bonus (as set forth in the Summary Compensation Table), a multiplier is calculated based on actual achievement against the performance objectives described below and that multiplier is applied to the target cash bonus opportunity to determine the actual cash bonus:

Name	Target Bonus as a Percentage of Base Salary
Blake J. Irving	100%
Scott W. Wagner	100%
Arne M. Josefsberg	60%
Matthew B. Kelpy	50%	(1)
Elissa E. Murphy	60%

(1)	Mr. Kelpy was not eligible to receive a bonus in 2014.

2014 performance goals. For 2014, the performance goals initially were based on the achievement of certain levels of (a) cash revenue, (b) cash EBITDA and (c) total customers. In mid-2014, to more closely align our bonus plan objectives with the key business metrics we disclose to potential investors elsewhere in this prospectus, we changed the cash revenue objective to total bookings, the cash EBITDA objective to adjusted EBITDA, and made adjustments to the total customers objective consistent with the discussions of total customers elsewhere in this prospectus. We believe these goals provided the appropriate incentives for our NEOs to work collaboratively as a team to achieve important financial, business and strategic goals in our 2014 operating plan.
Our adjusted 2014 goals were weighted as follows:

Performance Goal	Weighting
Bookings	40%
Adjusted EBITDA	40%
Total Customers	20%
Bookings. We calculate bookings for bonus plan purposes in the same manner as we disclose elsewhere in this prospectus. Bookings differs from cash revenue due to aftermarket domain sales being recorded as gross sales for cash revenue purposes with the offsetting commissions recorded in cost of cash revenue while total bookings recorded net sales (gross sales less commissions). The following table describes the levels of bookings required to be achieved in 2014 by us and the corresponding multipliers applied to the portion of the eligible bonus (40% of the 2014 bonus) upon achievement of this performance goal:

Bookings (1)	Multiplier Allocated to Bookings
$1.763 billion and greater	A multiplier of 200% is allocated to achievement of this performance goal
At least $1.642 billion but less than $1.763 billion	A multiplier between 55% and 200% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within the bookings range
Less than $1.642 billion	No amount is payable with respect to this performance goal

(1)	If we achieved bookings of $1.688 billion, this would result in 100% achievement of the 40% of bonus opportunity applicable to bookings.
Adjusted EBITDA. We calculate adjusted EBITDA for bonus plan purposes in the same manner as we disclose elsewhere in this prospectus. Adjusted EBITDA differs from cash EBITDA due to the inclusion of certain components of working capital in our calculation of cash EBITDA. The following table describes the levels of adjusted EBITDA required to be achieved in 2014 by us and the corresponding multipliers applied to the portion of the eligible bonus (40% of the 2014 bonus) for our NEOs upon achievement of this performance goal:

Adjusted EBITDA (1)	Multiplier Allocated to Adjusted EBITDA
$331 million and greater	A multiplier of 175% is allocated to achievement of this performance goal
At least $266 million but less than $331 million	A multiplier between 60% and 175% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within the adjusted EBITDA range
Less than $266 million	No amount becomes payable with respect to this performance goal

(1)	If we achieved adjusted EBITDA of $286 million, this would result in 100% achievement of the 40% of bonus opportunity applicable to adjusted EBITDA.

Total customers. We calculate total customers for bonus plan purposes in the same manner as we disclose elsewhere in this prospectus. The following table describes the levels of total customers required to be achieved in 2014 by us and the corresponding multipliers applied to the portion of the eligible bonus (20% of the 2014 bonus) upon achievement of this performance goal:

Total Customers (1)	Multiplier Allocated to Total Customers
13.916 million and greater	A multiplier of 150% allocated to achievement of this performance goal
At least 12.476 million but less than 13.916 million	A multiplier between 75% and 150% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within such total customers range
Less than 12.476 million	No amount becomes payable with respect to this performance goal

(1)	If we achieved 12.916 million total customers, this would result in 100% achievement of the 20% of bonus opportunity applicable to total customers.
2014 results. Following the 2014 performance period, the executive committee, with the assistance of our management team, assessed our performance against the 2014 performance goals and determined that for 2014, we achieved bookings of $1.675 billion (resulting in a multiplier of 87.0% for the bookings performance goal), adjusted EBITDA of $271 million (resulting in a multiplier of 72.5% for the adjusted EBITDA performance goal) and total customers of 12.709 million (resulting in a multiplier of 89.0% for the total customers performance goal). This resulted in a multiplier of 81.6% to be used for calculating each executive officer’s (including our NEOs) 2014 cash bonus.
The cash bonus paid to each NEO for 2014 is set forth in the “Summary Compensation Table” that follows.
Long-term incentives (equity awards)
We grant equity awards to motivate and reward our employees, including our NEOs, for our long-term performance and thereby align the interests of our employees with those of our equityholders. Additionally, equity awards provide an important retention tool for all employees as the awards are subject to vesting over an extended period of time and provide for only a limited exercise period following termination of employment.
Unit options. The equity awards granted to our NEOs and other employees primarily have been in the form of options to purchase equity. We believe that options provide an appropriate incentive for our NEOs because they provide opportunity to realize value only if our value increases, which benefits our equityholders, and the NEOs remain employed with us through each vesting date.
Vesting conditions. Prior to the Merger, the options granted to our employees, including the executive officers who were employed with us at the time, were subject to time-based vesting requirements and were contingent on the occurrence of an initial public offering or change in control. Because the Merger was a change in control, those options vested.
Since the Merger, the options granted to our NEOs and other executive officers have been subject to time-based and performance-based vesting requirements as follows:

•
60% of an NEO’s option, or the Time Option, becomes vested and exercisable over a five year period as to 20% of the Time Option each year on the anniversary of the applicable vesting commencement date, subject to his or her continued employment; and

•
40% of an NEO’s option, or the Performance Option, vests and become exercisable over a five year period as to 20% of the Performance Option each year based on achievement of annual cash revenue and cash EBITDA performance targets, subject to the NEO’s continued employment through the applicable vesting date. Each year’s performance targets were established by the executive committee. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the Performance Option that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date. At the time of the Merger, a set of performance targets was established for the five years following the Merger, but the executive committee assesses the targets each year and can modify them, including as appropriate to take into account acquisitions or divestitures.
The options granted to our employees, including our NEOs, are subject to certain vesting accelerations in the event of a change in control or certain involuntary terminations of employment following a change in control. See “—Potential Payments Upon Termination or Change in Control” below for more information.
Size of option grants. Historically, we have not applied a rigid formula in determining the size of option grants that have been granted to our NEOs. Instead, the size of option grants was determined based on one or more of the following: the range of prior grants made to the executive team with consideration given to the nature of the position, the executive officer’s experience, the equity opportunity the executive officer may have had with his or her prior employer, the amount of equity necessary to recruit him or her and current market conditions.
Each of our NEOs who joined us in 2014 received options to acquire LLC Units. Ms. Murphy received an additional option to acquire LLC Units in 2014 because the executive committee determined it was appropriate for internal pay equity purposes and in light of her performance since she joined us. The options were for the amounts set forth in the table below, subject to the vesting terms described above, and at an exercise price equal to our market value as of the grant date. No other options were granted to our NEOs in 2014.

Name	Options
Arne M. Josefsberg	400,000
Matthew B. Kelpy	145,000
Elissa E. Murphy	56,250
2014 performance-based option vesting conditions
Performance Options granted to NEOs in or prior to 2014 were eligible to vest based on us achieving $1.636 billion in bookings and $270 million in adjusted EBITDA in 2014. These metrics reflect a mid-year adjustment from the original targets of cash revenue and cash EBITDA to bookings and adjusted EBITDA, respectively, to more closely align with the key business metrics we disclose to potential investors elsewhere in this prospectus. If both the bookings and adjusted EBITDA targets were achieved, then our NEO’s Performance Options that were eligible to vest based on 2014 performance would vest, subject to the NEO’s continued employment with us. The executive committee, in consultation with management, reviewed our achievement against these performance objectives and determined that our performance met the objectives necessary to vest the 2014 Performance Options.
RSUs
In connection with his hiring in 2014, we also granted Mr. Kelpy RSUs to acquire 24,698 LLC Units that vested in full on February 1, 2015. We believe this grant, together with the cash sign-on bonus described below, was appropriate to recruit Mr. Kelpy to our company, based on his anticipated title and position.
Broad-based employee benefits
Our compensation program for our NEOs and executive officers includes benefits that are generally available to our other full-time employees, including participation in our patent incentive program. Offering these employee benefits serves to attract and retain our employees, including our NEOs. We anticipate that our employee benefits programs will be reviewed periodically in order to ensure that they continue to serve these purposes and remain competitive.
We have established a tax-qualified Section 401(k) retirement savings plan for our NEOs and other employees who satisfy the eligibility requirements. Under this plan, participants may elect to make pre-tax contributions of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. Currently, we provide matching contributions made by participants in the plan up to a maximum of 3.5% of eligible compensation annually. We intend for the plan to qualify under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan. Additional benefits provided to our employees, including NEOs, consist of medical, dental, vision, short term disability, long term disability and life insurance benefits as well as flexible spending accounts. Our NEOs receive these benefits on the same basis as our other full-time U.S. employees.

Post-termination severance benefits and change in control benefits
The executive committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of our company and stockholders. We have entered into employment agreements with certain key executives, including many of our NEOs, to provide assurances of specified severance benefits to such executives whose employment is subject to involuntary termination other than for death, disability, cause or voluntary termination for good reason. We believe that it is imperative to provide such individuals with severance benefits upon such involuntary terminations of employment to secure their continued dedication to their work, without the distraction of negative economic consequences of potential termination. We believe that the severance benefits we provide are competitive based on our assessment of similarly situated individuals at companies with which we compete for talent and are appropriate given that the benefits are subject to the executive’s entry into a release of claims in our favor. For more detail, see “—Potential Payments Upon Termination or Change in Control.”
Sign-on bonuses
In connection with the hiring of Mr. Kelpy in 2014, we paid him a cash sign-on bonus in the amount set forth below, in addition to the grant of RSUs discussed above. We believe the cash sign-on bonus, together with the RSU grant, was appropriate to recruit Mr. Kelpy to our company, based on his anticipated title and position.

Name	Sign-on Bonus
Matthew B. Kelpy	$25,000
The cash sign-on bonus is repayable by Mr. Kelpy to us on a pro-rated basis if Mr. Kelpy’s employment terminates within 12 months from his employment start date with us for any reason.
Tax considerations
We have not provided any of our executive officers or directors with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Section 280G or Code Section 409A. Code Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Code Section 409A.
Based on the limitations imposed by Code Section 162(m), we generally may receive a federal income tax deduction for compensation paid to our Chief Executive Officer and to certain of our other highly compensated officers only if the compensation is less than $1,000,000 per person during any year or is “performance-based” under Code Section 162(m). There is a transition period for newly-public companies that will provide us with relief from these limitations for a transition period following our IPO. While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, we intend to consider tax deductibility under Code Section 162(m) as a factor in our compensation decisions.

Summary Compensation Table
The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our NEOs for 2014.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Equity Awards($)(2)	Option Awards($)(3)	Non-Equity Incentive Plan Compensation ($)(4)(5)	All Other Compensation ($)(6)	Total($)
Blake J. Irving	2014	1,000,000	—	—	—	816,000	5,000	1,821,000
Chief Executive Officer	2013	934,615	—	—	8,838,644	983,562	4,405	10,761,226
Scott W. Wagner	2014	750,000	—	—	—	612,000	5,168	1,367,168
Chief Financial Officer and Chief Operating Officer	2013	441,346	—	—	8,654,625	750,000	909	9,846,880
Arne M. Josefsberg (7)	2014	423,836	—	—	3,215,360	207,510	6,619	3,853,325
Executive Vice President, Chief Infrastructure and Chief Information Officer	2013	—	—	—	—	—	—	—
Matthew B. Kelpy (8)	2014	46,301	25,000	449,998	1,148,429	—	36,409	1,706,137
Chief Accounting Officer	2013	—	—	—	—	—	—	—
Elissa E. Murphy	2014	437,589	—	—	452,993	214,244	7,535	1,112,361
Chief Technology Officer and Executive Vice President, Cloud Platforms	2013	255,231	200,000	—	1,854,563	165,699	241	2,475,734

(1)	The amounts in the “Bonus” column reflect sign-on bonuses paid to the NEO in connection with his or her hiring.

(2)
The amounts reported in the “Equity Award” column represents the grant date fair value of the RSUs granted to Mr. Kelpy during 2014 as computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus.

(3)
The amounts in the “Option Awards” column reflect the aggregate grant date fair value of equity options granted during the fiscal year computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(4)
For 2014, represents cash incentive compensation payments paid based on performance against the target corporate and individual performance goals for the performance period of January 1, 2014 through December 31, 2014. Following the 2014 performance period, the executive committee, with the assistance of our management team, assessed our performance against the 2014 performance goals and determined that for 2014, we achieved bookings of $1.675 billion (resulting in a multiplier of 87.0% for the bookings performance goal), adjusted EBITDA of $271 million (resulting in a multiplier of 72.5% for the adjusted EBITDA performance goal) and total customers of 12.709 million (resulting in a multiplier of 89.0% for the total customers performance goal). This resulted in a multiplier of 81.6% to be used for calculating each NEO’s 2014 cash bonus.

(5)
For 2013, represents cash incentive compensation payments paid based on performance against the target corporate and individual performance goals for the performance period of January 1, 2013 through December 31, 2013. Following the 2013 performance period, the executive committee, with the assistance of our management team, assessed our performance against the 2013 performance goals and determined that for 2013, we achieved cash revenue of $1.421 billion (resulting in a multiplier of 86% for the cash revenue performance goal), cash EBITDA of $230 million (resulting in a multiplier of 100% for the cash EBITDA performance goal) and new customers of 2.956 million (resulting in a multiplier of 182% for the new customers performance goal). This resulted in a multiplier of 122% to be used for calculating each NEO’s 2013 cash bonus. Although the calculation resulted in a 122% multiplier, our Chief Executive Officer and other executives, with the approval of the executive committee, determined it would be more appropriate to pay the cash bonus at 100% because the significant outperformance of the new customers performance goal did not translate directly enough into increased cash revenue.

(6)
The amounts in the “All Other Compensation” column consist of certain benefits provided to our NEOs, which are generally available to our similarly situated employees, including relocation allowance, 401(k) company matching, healthcare coverage and use a company leased vehicle. Mr. Kelpy received a $36,409 relocation allowance.

(7)	Mr. Josefsberg has served as our chief infrastructure and chief information officer since January 2014.

(8)	Mr. Kelpy has served as our chief accounting officer since November 2014.

Grants of Plan-Based Awards 2014
The following table presents information regarding grants of plan-based awards made to our NEOs during 2014.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)			All Other Unit Awards: Number of Securities Underlying Awards (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Unit)	Grant Date Fair Value of Unit and Option Awards ($)
Name	Grant Date	Threshold	Target	Maximum
Blake J. Irving	—	610,000	1,000,000	1,800,000	—	—	—	—
Scott W. Wagner	—	457,500	750,000	1,350,000	—	—	—	—
Arne M. Josefsberg	3/12/2014	—	—	—	—	400,000	15.24	3,215,360
	—	155,124	254,302	457,743	—	—	—	—
Matthew B. Kelpy	12/10/2014	—	—	—	24,698(2)	—	—	449,998
	12/10/2014	—	—	—	—	145,000	18.22	1,148,429
Elissa E. Murphy	9/17/2014	—	—	—	—	56,250	18.00	452,993
	—	160,158	262,553	472,596	—	—	—	—

(1)
The amounts represent target cash bonus amounts payable at the time the grants of awards were made and assume the achievement of the corporate and individual components at the target level for 2014. Payments of these amounts are subject to a maximum payment limitation of 180% based on achieving the maximum target performance objectives and a minimum payment limitation of 61% based on achieving the minimum of the target performance objectives. The material terms of the awards are discussed in “Compensation Discussion and Analysis—Components of Executive Compensation Program—Short-term incentives (annual cash bonuses).”

(2)	This unit award vested on February 1, 2015.

(3)
These options vest as follows: the Time Option, representing 60% of the total option, vests and becomes exercisable over a five year period as to 20% of the Time Option each year on the anniversary of the applicable vesting commencement date, subject to the NEO’s continued employment; and the Performance Option, representing 40% of the total option, vests and becomes exercisable over a five year period as to 20% each year based achievement of annual performance targets established by the executive committee, subject to the NEO’s continued employment through the applicable vesting date. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the Performance Option that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.

(4)
The exercise price is set at the fair market value of the award on the grant date. For a discussion of our methodology for determining the fair value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Equity-Based Compensation.”

(5)
The amounts reported represent the aggregate grant date fair value of unit options granted during the fiscal year computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at Fiscal Year End
The following table provides information regarding outstanding equity awards held by our NEOs as of December 31, 2014.

	Option Awards						Unit Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Unit Option Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2)	Option Exercise Price ($)	Option Expiration Date	Number of Unvested Units (#)	Market Value of Unvested Units ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights ($)
Blake J. Irving	1/24/2013	398,406	956,175	637,450	7.44	1/24/2023	—	—	—	—
Scott W. Wagner	5/16/2013	367,500	882,000	588,000	7.90	5/16/2023	—	—	—	—
Arne M. Josefsberg	3/12/2014	—	240,000	160,000	15.24	3/12/2024	—	—	—	—
Matthew B. Kelpy	12/10/2014	—	87,000	58,000	18.22	12/10/2024	—	—	—	—
	12/10/2014	—	—	—	—	—	24,698(3)	449,998	—	—
Elissa E. Murphy	5/16/2013	78,750	189,000	126,000	7.90	5/16/2023	—	—	—	—
	9/17/2014	—	33,750	22,500	18.00	9/17/2024	—	—	—	—

(1)	These options become vested and exercisable over a five year period as to 20% of the options each year on the anniversary of the applicable grant date, subject to his or her continued employment.

(2)
These options become vested and exercisable over a five year period as to 20% of the options each year based achievement of annual performance targets established by the executive committee, subject to the NEO’s continued employment through the applicable vesting date. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the options that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.

(3)	This unit award vested on February 1, 2015.
Executive Employment Agreements
Blake J. Irving
In 2015, we entered into an employment agreement with Blake J. Irving. The employment agreement expires on December 31, 2018 (and may be extended through mutual agreement), and provides that Mr. Irving is an at-will employee. Mr. Irving’s current annual base salary is $1,000,000, and he is eligible for an annual target cash incentive payment equal to 100% of his base salary. Mr. Irving’s employment agreement also provides him with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.
Scott W. Wagner
In 2015, we entered into an employment agreement with Scott W. Wagner. The employment agreement expires on December 31, 2018 (and may be extended through mutual agreement), and provides that Mr. Wagner is an at-will employee. Mr. Wagner’s current annual base salary is $750,000, and he is eligible for an annual target cash incentive payment equal to 100% of his base salary. Mr. Wagner’s employment agreement also provides him with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.
Arne M. Josefsberg
In 2015, we entered into an employment agreement with Arne M. Josefsberg. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement), and provides that Mr. Josefsberg is an at-will employee. Mr. Josefsberg’s current annual base salary is $450,000, and he is eligible for an annual target cash incentive payment equal to 60% of his base salary. Mr. Josefsberg’s employment agreement also provides him with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.

Matthew B. Kelpy
In connection with his hiring in 2014, we entered into an offer letter with Matthew B. Kelpy. The offer letter provides that Mr. Kelpy is an at-will employee. Mr. Kelpy’s current annual base salary is $325,000, and he is eligible for an annual target cash incentive payment equal to 50% of his base salary. Mr. Kelpy’s offer letter also provides him with a signing bonus of $25,000, which is repayable in full if his employment terminates within 12 months from his employment start date with us for any reason. Under his offer letter, Mr. Kelpy also received option and RSU grants in the amounts set forth in the “Grant of Plan Based Awards Table” described above.
Elissa E. Murphy
In 2015, we entered into an employment agreement with Elissa E. Murphy. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement), and provides that Ms. Murphy is an at-will employee. Ms. Murphy’s current annual base salary is $450,000, and she is eligible for an annual target cash incentive payment equal to 60% of her base salary. Ms. Murphy’s employment agreement also provides her with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.
Potential Payments Upon Termination or Change in Control
Cash Benefits
Each of our NEOs who has entered into an employment agreement with us as described above is entitled to the following cash severance under his or her employment agreement:
If an NEO’s employment is terminated either by us without “cause” (other than by reason of death or “disability”) or by the NEO for “good reason” (as such terms are defined in his or her employment agreement), and in each case the termination occurs outside of the period beginning three months prior to and ending 18 months following a “change in control” (as defined in his or her employment agreement), and such period, the “Change in Control Period”), the NEO will receive a lump sum cash severance payment equal to the following:

•	50% of the NEO’s annual base salary rate as then in effect (100%, in the case of Messrs. Irving and Wagner); plus

•	any earned but unpaid annual cash bonus for a prior year; plus

•	pro-rated amount of the target annual cash bonus for the year of termination; plus

•	6 months of the cost of health insurance under COBRA (12 months, in the case of Messrs. Irving and Wagner).
If an NEO’s employment is terminated either by us without “cause” (other than by reason of death or “disability”) or by the NEO for “good reason” during the Change in Control Period, the NEO will receive a lump sum cash severance payment equal to the following:

•	75% of the NEO’s annual base salary rate as then in effect (150%, in the case of Messrs. Irving and Wagner); plus

•	any earned but unpaid annual cash bonus for a prior year; plus

•	75% of the target annual cash bonus for the year of termination or, if higher, the date immediately prior to the change in control (150%, in the case of Messrs. Irving and Wagner); plus

•	9 months of the cost of health insurance under COBRA (18 months, in the case of Messrs. Irving and Wagner).
If an NEO’s employment is terminated by reason of death or “disability” (as such term is defined in his or her employment agreement), the NEO will receive a lump sum cash severance payment equal to the following:

•	any earned but unpaid annual cash bonus for a prior year; plus

•	pro-rated amount of the target annual cash bonus for the year of termination.
In order to receive the cash severance benefits described above, the NEO must sign and not revoke a release of claims in our favor and comply with certain restrictive covenants relating to noncompetition (except for Ms. Murphy), nonsolicitation, and nondisparagement for up to 12 months as set forth in his or her employment agreement following the termination date.

In the event any of the payments provided for under this agreement or otherwise payable to the NEO would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax under Section 4999 of the Internal Revenue Code, he or she would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such executive. No employment agreement with any of our NEOs provides for any tax gross-up payments.
Equity Benefits
Each NEO’s option agreement provides that upon a “change in control” (as defined in the 2011 Plan), 100% of the NEO’s unvested options (Time Options and Performance Options) will vest and become exercisable immediately prior to the change in control if, as a result of such change in control, (i) KKR, Silver Lake and TCV, at the time of the change in control, achieve an internal rate of return of at least 25% or (ii) KKR, Silver Lake and TCV, at the time of the change in control, earn at least three times the purchase price they paid for their equity interest, whether acquired, directly or indirectly, in each case, based on cash received by KKR, Silver Lake and TCV on a cumulative basis (excluding tax distributions and after deduction for any applicable transaction expenses), subject to the NEO’s continued employment through the change in control.
In addition, to the extent that Time Options do not vest and remain outstanding as of a change in control, in the event that an NEO’s employment is terminated by us (or our successor) without “cause” or by the NEO for “good reason” within 90 days before, or within 18 months after a change in control, any Time Options unvested at that time will become immediately vested and exercisable.
Termination of Employment Unrelated to a Change in Control

Name and Principal Position	Salary Continuation ($) (1)	Target Annual Cash Bonus ($)(2)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Blake J. Irving	1,000,000	1,000,000	19,201	2,019,201
Scott W. Wagner	750,000	750,000	19,201	1,519,201
Arne M. Josefsberg	225,000	270,000	6,639	501,639
Matthew B. Kelpy	—	—	—	—
Elissa E. Murphy	225,000	270,000	6,639	501,639

(1)	This amount is based on each named executive officer’s base salary, in each case, as was in effect on December 31, 2014.

(2)	This amount is based on each named executive officer’s target cash bonus amount, in each case, as was in effect on December 31, 2014.
Termination of Employment in Connection with a Change in Control

Name and Principal Position	Salary Continuation ($)(1)	Target Annual Cash Bonus ($) (2)	Accelerated Vesting of Options ($) (3)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Blake J. Irving	1,500,000	1,500,000	10,305,354	28,801	13,334,155
Scott W. Wagner	1,125,000	1,125,000	9,100,199	28,801	11,379,000
Arne M. Josefsberg	337,500	202,500	714,645	9,959	1,264,604
Matthew B. Kelpy	—	—	—	—	—
Elissa E. Murphy	337,500	202,500	1,957,468	9,959	2,507,427

(1)	This amount is based on each named executive officer’s base salary, in each case, as was in effect on December 31, 2014.

(2)	This amount is based on each named executive officer’s target bonus amount, in each case, as was in effect on December 31, 2014.

(3)
The amounts represent the intrinsic value of the Time Options that would vest on an accelerated basis in connection with such termination of employment in connection with a change in control in the event that such Time Options do not otherwise vest on a change in control as described under the “Equity Benefits” section above. Such intrinsic value is determined by multiplying (a) the amount by which the fair market value per unit on December 31, 2014 of $18.22 exceeded the exercise price per unit in effect under each option by (b) the number of unvested units that vest on an accelerated basis under such option. These amounts assume that the accelerated vesting resulting from the termination of employment occurred on December 31, 2014.

Equity Incentive Plans
2015 Equity Incentive Plan
Our 2015 Plan, was adopted by our board of directors and stockholders in March 2015 and became effective in March 2015. Our 2015 Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
Authorized shares
A total of 6,050,048 shares of our Class A common stock are reserved for issuance pursuant to the 2015 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2015 Plan will also include 4,235,413 shares of our Class A common stock that are reserved but unissued under the 2011 Plan as of the effective date of the 2015 Plan and up to 28,132,734 shares returned to the 2011 Plan, the Locu, Inc. Amended and Restated 2011 Equity Incentive Plan, the Bootstrap, Inc. 2008 Stock Plan or The Go Daddy Group Inc. 2006 Equity Incentive Plan as the result of expiration or termination of awards following the effective date of the 2015 Plan. The number of Class A shares available for issuance under the 2015 Plan will also include an annual increase on the first day of each fiscal year beginning in 2016, equal to the least of:

•	20,570,922 shares of Class A common stock;

•	4% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.
If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, RSUs, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2015 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2015 Plan and all remaining shares will remain available for future grant or sale under the 2015 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2015 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2015 Plan.
Plan administration
Our board of directors or one or more committees appointed by our board of directors will administer the 2015 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2015 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2015 Plan, the administrator has the power to administer the 2015 Plan, including but not limited to, the power to interpret the terms of the 2015 Plan and awards granted under it, to create, amend and revoke rules relating to the 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash.
Stock options
Stock options may be granted under the 2015 Plan. The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. In no event may an option be exercised later than the expiration of its term. However, if the exercise of an option is prevented by applicable law, the exercise period may be extended under certain circumstances. Subject to the provisions of our 2015 Plan, the administrator will determine the other terms of options.
Stock appreciation rights
Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.
Restricted stock
Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted stock units
RSUs may be granted under our 2015 Plan. RSUs are awards that give a participant the right to be issued a share of our Class A common stock that are payable when certain conditions are met. Subject to the provisions of our 2015 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance units and performance shares
Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.
Non-employee directors
Our 2015 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. Our 2015 Plan will provide that in any given year, a non-employee director may not receive awards having a grant date fair value greater than $1 million, increased to $2 million in connection with his or her initial service as determined under generally accepted accounting principles. These maximum limits do not reflect the intended size of any potential grants or a commitment to make grants in the future.
Non-transferability of awards
Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
Certain adjustments
In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2015 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or change in control
Our 2015 Plan provides that in the event of a merger or change in control, as defined under the 2015 Plan, each outstanding award will be treated as the administrator determines.
Forfeiture and clawback
All awards granted under the 2015 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award may be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.
Amendment or termination
The administrator has the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan automatically terminates in 2025, unless we terminate it sooner.
2015 Employee Stock Purchase Plan
Our board of directors adopted and our stockholders previously approved our 2015 Employee Stock Purchase Plan, or ESPP. The ESPP became effective in March 2015. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.
Authorized shares
A total of 2,000,000 shares of our Class A common stock are available for sale under the ESPP. The number of Class A shares available for issuance under ESPP will also include an annual increase on the first day of each fiscal year beginning in 2016, equal to the least of:

•	1,000,000 shares of Class A common stock;

•	1% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.
Plan administration
Our board of directors or one or more committees appointed by our board of directors will administer the ESPP, and will have full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility
Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary or affiliate, for at least 30 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.
Offering periods
Our ESPP is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six months commencing with one exercise date and ending with the next exercise date. The offering periods will be scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period, which will commence on the effective date of the ESPP and will end on the first trading day on or after November 15, 2015.
Our ESPP will permit participants to purchase shares of Class A common stock through payroll deductions of up to 15% of their eligible compensation. A participant may purchase a maximum of 1,500 shares per calendar year. No more than 1,000,000 shares of Class A common stock may be purchased under the ESPP in any calendar year.
Exercise of purchase right
Amounts deducted and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each six-month purchase period. The purchase price of the shares will be 15% of the lower of the fair market value of our Class A common stock on the first trading day of each purchase period or on the last day of each purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon termination of employment with us.
Non-transferability
A participant may not transfer rights granted under the ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.
Merger or change in control
In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment or termination
Our ESPP will automatically terminate in 2035, unless we terminate it sooner. Our board of directors has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.
2011 Unit Incentive Plan
The 2011 Unit Incentive Plan, or the 2011 Plan, was adopted by the executive committee of Desert Newco and approved by the unit holders of Desert Newco in December 2011. The 2011 Plan was terminated in connection with our IPO, and accordingly, no additional awards will be granted under the 2011 Plan. However, the 2011 Plan will continue to govern the terms and conditions of the outstanding options and RSUs previously granted under the 2011 Plan.

As of December 31, 2014, under the 2011 Plan, we had outstanding options to purchase an aggregate of 20,555,562 LLC Units that are exchangeable on a one-for-one basis for shares of our Class A common stock, with a weighted average exercise price of $9.99, and 86,992 LLC Units issuable upon the vesting of RSUs that are exchangeable on a one-for-one basis for shares of Class A common stock issuable upon the vesting of RSUs.
Plan administration
Our compensation committee currently administers the 2011 Plan. The administrator is authorized to interpret the provisions of the 2011 Plan and individual award agreements, and generally take any other actions that are contemplated by the 2011 Plan or necessary or appropriate in the administration of the 2011 Plan and individual award agreements. All decisions of the administrator are final and binding on all persons. The administrator will determine the methods of payment of the exercise price of an option. Subject to the provisions of the 2011 Plan, the administrator determines the remaining terms of the options.
Stock options
The exercise price of an option must equal at least 100% of the fair market value of one LLC Unit on the date of grant. The term of an option may not exceed ten years. Subject to the provisions of our 2011 Plan, the administrator determines the remaining terms of the options, including the period following the termination of a participant’s employment or other service during which the participant may exercise his or her vested option.
Restricted stock units
RSUs are awards that give a participant the right to be issued one LLC Unit, which is exchangeable on a one-for-one basis for a share of our Class A common stock, that are payable when certain conditions, such as vesting, are met. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment.
Transferability
The 2011 Plan generally does not allow for the transfer of awards under the 2011 Plan other than by will or the laws of descent and distribution and only the recipient of an award may exercise the award during his or her lifetime.
Certain adjustments
In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will make proportionate adjustments to the exercise price of or the number or type of shares covered by each award.
Change in control
The 2011 Plan provides that in the event of a change in control, as defined under the 2011 Plan, the administrator may provide for (i) all or any portion of an award to become fully vested and exercisable, (ii) the cancellation of an award for fair value, (iii) the issuance of a substitute award that will substantially preserve the otherwise applicable terms of an award or (iv) full exercisability of an option for a period of at least 15 days prior to the change in control followed by the termination of the option upon the occurrence of the change in control.
Forfeiture or clawback
The administrator could specify in an option that the optionee’s rights, payments, and benefits with respect to an option will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, such as termination of employment for cause, termination of the optionee’s services to us or any of our subsidiaries, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the optionee, or restatement of our financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Plan amendment
The 2011 Plan may be amended at any time in accordance with its terms, provided such action does not materially impair the existing rights of a participant without the participant’s consent.
Locu, Inc. Amended and Restated 2011 Equity Incentive Plan
In connection with our acquisition of Locu in August 2013, we assumed options and restricted stock rights issued under the Locu, Inc. 2011 Equity Incentive Plan, or the Locu Plan, held by Locu employees who continued employment with us after the closing of the acquisition, and converted them into options to purchase LLC Units and restricted LLC Units, as applicable, subject to certain provisions of our 2011 Plan. The Locu Plan was terminated on the closing of the acquisition, but, except with respect to the provisions of the Locu Plan similar to the 2011 Plan provisions that became applicable to the awards we assumed in the acquisition, the Locu Plan continues to govern the terms of the assumed awards. After a participant’s termination of service, the participant may exercise his or her options for the period of time determined by the administrator. In no event may an option be exercised later than the expiration of its term. Awards generally may not be sold, assigned, transferred, pledged or otherwise encumbered in any manner other than by will or by the laws of descent or distribution and options are exercisable during the optionee’s lifetime only by the optionee.
In the event of certain changes in our capitalization or in the event of a change in control, the outstanding awards under the Locu Plan will be subject to the same treatment as provided by the 2011 Plan for awards under the 2011 Plan.
Bootstrap, Inc. 2008 Stock Plan
In connection with our acquisition of Outright Inc., or Outright, in July 2012, we assumed options issued under the Bootstrap, Inc. 2008 Stock Plan, or the Outright Plan, held by Outright employees who continued employment with us after the closing of the acquisition, and converted them into options to purchase LLC Units subject to certain provisions of our 2011 Plan. The Outright Plan was terminated on the closing of the acquisition, but, except with respect to the provisions of the Outright Plan similar to the 2011 Plan provisions that became applicable to the options we assumed in the acquisition, the Outright Plan continues to govern the terms of the assumed options. Options issued under the Outright Plan are exercisable for their full term regardless of when the applicable optionholder terminates employment or service. Options generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. In the event of certain changes in our capitalization or a change in control, outstanding options under the Outright Plan will be subject to the same treatment as awards under the 2011 Plan.
The Go Daddy Group, Inc. 2006 Equity Incentive Plan
In connection with the Merger, certain options issued under The Go Daddy Group, Inc. 2006 Equity Incentive Plan, or the 2006 Plan, were converted into options to purchase LLC Units. The 2006 Plan was terminated on the closing of the Merger but continues to govern the terms of the options granted thereunder. Options issued under, or subject to, the 2006 Plan are exercisable for their full term regardless of when the applicable optionholder terminates employment or service. Options generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. In the event of certain changes in our capitalization or a change in control, outstanding options under, or subject to, the 2006 Plan will be subject to the same treatment as awards under the 2011 Plan.
Bonus Plans
Executive Incentive Compensation Plan
Our board of directors adopted an Executive Incentive Compensation Plan, which we refer to as our Incentive Compensation Plan. Our Incentive Compensation Plan will allow our board of directors to provide cash incentive awards to selected employees, including our NEOs, based upon performance goals established by our board of directors. Under the Incentive Compensation Plan, our board of directors, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period. Our 2015 executive bonus plan and target award for our executives are governed by the Incentive Compensation Plan.
Under the Incentive Compensation Plan, our board of directors, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, total number of customers or net new customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue per user, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, adjusted EBITDA, unlevered free cash flow, working capital and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our board of directors, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our board of directors for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the plan when determining whether the performance goals have been met. The goals may be on the basis of any factors our board of directors determines relevant, and may be on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.
Our board of directors may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our board of director’s discretion. Our board of directors may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.
Actual awards are paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by our board of directors, but in no event later than the later of the 15th day of the third month of the fiscal year following the date the award has been earned and March 15th of the calendar year following the date the award has been earned. Unless otherwise determined by our board of directors, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the bonus is paid. Accordingly, an award is not considered earned until paid.
Our board of directors, in its sole discretion, may alter, suspend or terminate the Incentive Compensation Plan provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award theretofore earned by such participant.
Annual Bonus Plan
The executive committee adopted an annual bonus plan, which we refer to as our Annual Bonus Plan, for paying cash bonus awards to our executives and other key employees. The executive committee establishes the applicable performance metrics and relative weightings for the performance metrics for a performance period. The executive committee or the employee’s manager, as applicable, also approves a target award for each participating employee under the plan. The executive committee has the discretion to make adjustments to the performance metrics or relative weightings before the end of the applicable performance period. A performance period under the plan generally is a calendar year. Following the end of the performance period, the executive committee has the discretion to establish a bonus pool, with actual awards payable from such bonus pool to eligible employees, based on achievement against the applicable performance metrics during the relevant performance period.
Benefit Plan
We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able contribute up to 100% of their compensation, subject to limitations established by the Code. We match employee contributions up to 3.5% of their compensation. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Code Section 401(a) with the 401(k) plan’s related trust intended to be tax exempt under Code Section 501(a). As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2012 in which:

•	we, GD Subsidiary Inc., Desert Newco or any subsidiaries thereof have been or will be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Desert Newco Amended and Restated Limited Liability Company Agreement
We directly, or indirectly through our wholly owned subsidiary GD Subsidiary Inc., hold LLC Units in Desert Newco and are the sole managing member of Desert Newco. Accordingly, we operate and control all of the business and affairs of Desert Newco and, through Desert Newco and its operating subsidiaries, conduct our business.
As the sole managing member of Desert Newco, we have the right to determine when distributions will be made to the members of Desert Newco and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If we authorize a distribution, such distribution will be made to the unit holders of Desert Newco, including GoDaddy Inc., pro rata in accordance with their respective ownership interest of Desert Newco, provided that GoDaddy Inc. as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses.
Our principal asset is a controlling equity interest in Desert Newco. As such, we have no independent means of generating revenue. Desert Newco is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its LLC Units, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Desert Newco . Pursuant to the New LLC Agreement, Desert Newco makes pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income, reduced by cumulative taxable losses, of Desert Newco allocated to them. Generally, these tax distributions are computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including the 3.8% tax on net investment income, if such tax is applicable to the income allocable to the original owner of YAM) and (ii) 7%, which represents an assumed blended state income tax rate. As of September 30, 2015, this assumed income tax rate was 46.6% (which would increase to 50.4%, if the tax on net investment income were to apply to income allocable to the original owner of YAM).
Notwithstanding the potential differences, described above, in the assumed tax rate applicable in respect of different owners, Desert Newco makes tax distributions pro rata to LLC Unit ownership. In addition, under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but are made pro rata based on ownership, this disproportionate allocation of taxable income is likely to result in Desert Newco being required to make substantial tax distributions and that, in the aggregate, such distributions will likely exceed the amount of taxes Desert Newco would have paid if it were taxed on its net income at the assumed rate applicable to current owners of YAM.
In addition to tax expenses, we also incur expenses related to our operations, plus payments under the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs.
The New LLC Agreement also provides that as a general matter, a Continuing LLC Owner does not have the right to transfer LLC Units if we determine that such transfer would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination, if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs.

Stockholder Agreement
In connection with our IPO, we entered into a stockholder agreement with Desert Newco, affiliates of each of KKR, Silver Lake, TCV and Mr. Parsons. The stockholder agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of our Class A common stock and Class B common stock. In addition, the stockholder agreement contains provisions related to the composition of our board of directors and its committees, which are discussed under “Management—Board of Directors” and “Management—Committees of the Board of Directors.”
Voting Agreement
Under the stockholder agreement, our existing owners who are affiliated with KKR, Silver Lake, TCV and Mr. Parsons agree to take all necessary action, including casting all votes to which such existing owners are entitled to cast at any annual or special meeting of stockholders, so as to ensure that the composition of our board of directors and its committees complies with (and includes all of the nominees in accordance with) the provisions of the stockholder agreement related to the composition of our board of directors and its committees, which are discussed under “Management—Board of Directors” and “Management—Committees of the Board of Directors.”
In addition, under the stockholder agreement, affiliates of TCV agree to cast all votes in a manner directed by the affiliates of KKR and Silver Lake during the three year period following the completion of our IPO.
KKR and Silver Lake Approvals
Under the stockholder agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law, the actions listed below by us or any of our subsidiaries will require the approval of KKR and Silver Lake for so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 25% of the shares of our Class A common stock outstanding on an As-Exchanged Basis immediately following our IPO. Additionally, the approval requires the consent of each of KKR and Silver Lake for so long as such stockholder is entitled to nominate a KKR Director or a Silver Lake Director, as the case may be, pursuant to the stockholder agreement. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our Chief Executive Officer or hiring a new Chief Executive Officer;

•	increasing or decreasing the size of our board of directors;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.
Mr. Parsons Approvals
Under the stockholder agreement, the actions listed below by us or any of our subsidiaries shall require the consent of affiliates of Mr. Parsons for so long as such affiliates continue to own at least 50% of the shares of our Class A common stock held by YAM on an as-exchanged basis immediately prior to our IPO:

•	certain transactions with KKR and/or Silver Lake and/or their affiliates;

•
change in control transactions in which KKR and Silver Lake and/or their affiliates receive consideration from an unaffiliated third party that is not offered on a pro rata basis to Mr. Parsons’ affiliates; and

•	any tax election revoking Desert Newco’s Section 754 election under the Internal Revenue Code or to treat Desert Newco as other than a partnership for tax purposes.

TCV Approvals
Under the stockholder agreement, the actions listed below by us or any of our subsidiaries require the consent of affiliates of TCV for so long as such affiliates continue to own at least 5% of the shares of our Class A common stock on an as-exchanged basis:

•
any redemption or repurchase of shares from KKR, Silver Lake, affiliates of Mr. Parsons or Desert Newco Managers, LLC (other than certain repurchases of employee shares pursuant to compensation arrangements), or any payment of any fee to KKR or Silver Lake or its related management company (other than pursuant to the Transaction and Monitoring Fee Agreement as in effect on the date of our IPO), other than transactions effected on a pro rata basis in respect of all of the shares held by KKR and its affiliates, SLP and its affiliates, TCV and its affiliates, Mr. Parsons and his affiliates and Desert Newco Managers, LLC.

Transfer Restrictions
Under the stockholder agreement, each of KKR, Silver Lake, TCV and Mr. Parsons agreed, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following our IPO without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors. An aggregate of 2,500,000 shares of our Class A common stock purchased by certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons during our IPO are not subject to the foregoing restrictions under the stockholder agreement.
Other Provisions
Under the stockholder agreement, we agreed, subject to certain exceptions, to indemnify KKR, Silver Lake, TCV and Mr. Parsons and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, us.
Registration Rights Agreement
We are a party to an amended and restated registration rights agreement with certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). See “Description of Capital Stock—Registration Rights.”
Under this agreement, certain holders have the right to demand that we register Class A common stock to be sold by them. Such registration demand must be expected to result in aggregate net cash proceeds to the participating registration rights holders in excess of $50 million. In certain circumstances, we may postpone the filing of a registration statement for up to 90 days once in any 12 month period.
In addition, certain holders have the right to request that we register the sale of shares of Class A common stock to be sold by them on Form S-3 and, no more than twice during any 12 month period, each such holder may demand that we make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Subject to certain limitations, at any time when we have an effective shelf registration statement, certain holders each shall have the right to make no more than two takedown demands during any 12 month period.
In addition, certain holders have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock to be sold by them in connection with registered offerings requested by certain other holders or initiated by us.
Credit Agreement
In December 2011, Desert Newco, as guarantor, and Go Daddy Operating Company, LLC, as borrower, entered into a credit agreement with certain entities, including affiliates of KKR and Silver Lake. The credit agreement provided $825.0 million of financing, including a $750.0 million term loan maturing on December 16, 2018 and an available $75.0 million revolver maturing on December 16, 2016. The term loan was issued at a 5.0% discount on the face of the note at the time of original issuance for net proceeds totaling $712.5 million. The term loan was refinanced on multiple occasions at lower interest rates. Additionally, on October 1, 2013, Desert Newco increased the size of the term loan by $100.0 million with no change to the applicable interest rates.

In May 2014, Desert Newco refinanced the term loan and restated the secured credit agreement as part of the refinancing, the term loan was increased by $269.3 million, for an aggregate term loan of $1.1 billion, and our available capacity on the revolver was increased to $150.0 million. The refinanced term loan was issued at a 0.5% discount on the face amount of the borrowing and is subject to a prepayment penalty of 1.0% in the event the term loan is voluntarily prepaid within the 12 months following this refinancing. The refinanced facility bears interest at a rate equal to, at our option, either (a) for LIBOR loans, LIBOR (but not less than 1.0% for the term loan only) plus a margin ranging from 3.25% to 3.50% or (b)  for ABR loans, a margin ranging from 2.25% to 2.50% plus the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate, or (iii) one month LIBOR plus 1.0%, with the applicable margin depending on our leverage ratio. The refinanced term loan matures on May 13, 2021, and the refinanced revolver matures on May 13, 2019.
The credit agreement contains certain covenants that, among other things, limit Desert Newco’s ability to incur additional indebtedness, incur additional liens, make certain fundamental changes, sell assets, pay dividends or distributions and make certain investments. Debt under the credit agreement is guaranteed by all of Desert Newco’s material domestic subsidiaries and is secured by substantially all of Desert Newco’s and its subsidiaries’ assets. The credit agreement also requires Desert Newco to maintain certain financial ratios with respect to the revolver.
Since 2012, affiliates of KKR, Silver Lake and Mr. Parsons were participating lenders under the credit agreement, and as of September 30, 2015, had received principal payments of $22.6 million, $10.0 million and $50.0 million, respectively, and interest, prepayment premium and administrative fee payments of $7.2 million, $0.2 million and $2.8 million, respectively.
As of September 30, 2015, investment funds or accounts advised by KKR Credit Advisors (US) LLC held $28.9 million of the outstanding principal balance of the refinanced term loan.
Since 2011, KKR Capital Markets LLC, an affiliate of KKR, acted as a lead arranger and joint bookrunner for various financing transactions under the credit agreement, and received underwriter and transaction fees totaling $1.2 million.
Senior Note Payable to YAM Special Holdings, Inc.
In December 2011, Go Daddy Operating Company, LLC issued a $300.0 million senior note to YAM in connection with the Merger. The note was issued at a 4.0% discount on the face of the note at the original issue date for net proceeds totaling $288.0 million. The note bore interest at a rate of 9.0% with interest payments made on a quarterly basis and the outstanding principal payable at maturity on December 15, 2019. In April 2015, we made a payment totaling $316.0 million to repay the note, including prepayment premium of $13.5 million and accrued interest of $2.5 million. Following this payment, we have no further obligations under the note.
Agreement with YAM Special Holdings, Inc.
In August 2014, we received $6.6 million from YAM as payment for the indemnified portion of sales tax liability. As a result, we agreed to release YAM from its indemnification obligations for certain transaction-based taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”
Exchange Agreement
In connection with the consummation of our IPO, we and the Continuing LLC Owners entered into the Exchange Agreement under which they (or certain permitted transferees thereof) were granted the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units or all of the vested LLC Units held by such owner. The New LLC Agreement provides that as a general matter a Continuing LLC Owner does not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Desert Newco is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by us is correspondingly increased as we acquire the exchanged LLC Units, and a corresponding number of shares of Class B common stock are cancelled.
Tax Receivable Agreements
Pursuant to the Exchange Agreement described above, from time to time we may be required to acquire LLC Units of Desert Newco from their holders upon exchange of shares of our Class A common stock. Desert Newco intends to have an election under Code Section 754 in effect for taxable years in which transfers or exchanges of LLC Units occur. Pursuant to the Code Section 754 election, transfers and exchanges of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Desert Newco. When we acquire LLC Units from existing owners, we expect both the existing basis, and the anticipated basis adjustments under Code Section 754, will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, certain acquiried net operating losses and other tax attributes are available to us as a result of the Investor Corp Mergers.
We are party to five TRAs. Under these agreements, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account. Under the first of those agreements, we generally will be required to pay to the Continuing LLC Owners approximately 85% of the applicable savings, if any, in income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any step-up in tax basis created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units the benefit of which is allocable to us as a result of the exchanges of their LLC Units for shares of our Class A common stock (including existing tax basis in the Desert Newco assets), (3) tax benefits related to imputed interest and (4) payments under the TRA.
Under the other four TRAs, we are generally required to pay to each Reorganization Party approximately 85% of the amount of savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger the benefit of which is allocable to us as a result of such Investor Corp Merger (including existing tax basis in the Desert Newco assets), (2) net operating losses available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.
For purposes of calculating the income tax savings we are deemed to realize under the TRAs, we have calculated (with respect to the Reorganization Parties) the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and the state and local income tax savings using 5% for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit. Similar rates will be used to calculate income tax savings related to future exchanges. Furthermore, we have calculated the state and local income tax savings by applying this 5% rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the TRAs. The term of the TRAs commenced upon the completion of our IPO and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event we materially breach any of our material obligations under the agreements (as described below). Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. With regard to future exchanges, the actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRAs constituting imputed interest.
Any payment obligation under the TRAs is an obligation of GoDaddy Inc., not Desert Newco, and we expect the payments we will be required to make under the TRAs will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits subject to the TRAs, we expect the tax savings we will be deemed to realize associated with (1) the Investor Corp Mergers and (2) future exchanges of LLC Units, as described above, would aggregate approximately $2.0 billion over 15 years from the date of this prospectus based on the the closing price on October 30, 2015 of $27.48 per share of our Class A common stock and assuming all future exchanges will occur one year after our IPO. Under such scenario, we would be required to pay the owners of LLC Units approximately 85% of such amount, or approximately $1.7 billion, over the 15 year period from the date of this prospectus. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the TRAs (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below). Payments under the TRAs are not conditioned on Desert Newco’s owners’ continued ownership of LLC Units.
In addition, although we are not aware of any issue that would cause the IRS to challenge existing tax basis, tax basis increases or other tax attributes subject to the TRAs, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the applicable TRAs (although we would reduce future amounts otherwise payable under such TRAs). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRAs. As a result, payments could be made under the TRAs in excess of the tax savings we actually realize in respect of the attributes to which the TRAs relate.
The TRAs provide that (1) in the event we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the agreements, our (or our successor’s) obligations under the applicable agreements (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we will have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. Accordingly, we may be prevented from terminating the TRAs in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.
Additionally, the TRAs provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the applicable agreements for each taxable year after any such event would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Furthermore, the TRAs will determine the tax savings by excluding certain future tax attributes we obtain the use of as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements we enter into in connection with such acquisitions.
As a result of the foregoing, (1) we could be required to make payments under the TRAs that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements or if we elect to terminate the agreements early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRAs could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance we will be able to fund or finance our obligations under the TRAs. If we were permitted to elect to terminate the TRAs immediately after the date of this prospectus, based on the October 30, 2015 closing price of $27.48 per share of our Class A common stock and a discount rate equal to one year LIBOR plus 100 basis points, we estimate we would be required to pay approximately $1.7 billion in the aggregate under the TRAs.
Subject to the discussion above regarding the acceleration of payments under the TRAs, payments under the TRAs, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize any portion of the increased depreciation and amortization charges and other tax attributes subject to the TRAs. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to one year LIBOR plus 100 basis points from the due date (without extensions) of such tax return.
The impact the TRAs have had, and will have, on our consolidated financial statements is the establishment of a liability, which will be increased upon the exchanges of LLC Units for our Class A common stock, representing approximately 85% of the estimated future tax savings we will be deemed to realize, if any, relating to the existing and increased tax basis associated with the LLC Units and other tax attributes we received as a result of the Investor Corp Mergers and will receive as a result of other exchanges by owners of LLC Units. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the TRAs.
Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the TRAs. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the TRAs and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the TRAs.
Because of our structure, our ability to make payments under the TRAs is dependent on the ability of Desert Newco to make distributions to us. The ability of Desert Newco to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the time of our IPO).
Transaction and Monitoring Fee Agreement
Go Daddy Operating Company, LLC, a wholly owned subsidiary of Desert Newco, was a party to a transaction and monitoring fee agreement with KKR, Silver Lake and TCV, pursuant to which they agreed to provide certain management and advisory services. In consideration for such services, Go Daddy Operating Company, LLC agreed to pay them an annual aggregate management fee of $2.0 million, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the services. In 2012, 2013, 2014 and the nine months ended September 30, 2015, fees and expenses paid under the transaction and monitoring fee agreement were $2.3 million, $2.2 million, $2.3 million and $0.6 million, respectively. The transaction and monitoring fee agreement was terminated upon completion of our IPO, and in accordance with its terms, we made a final aggregate payment of $26.7 million.
Consulting Services
KKR Capstone has provided consulting and advisory services to us. Certain of these advisory services were rendered by Scott W. Wagner when he served as our Interim Chief Executive Officer from July 2012 to January 2013, and thereafter when he continued to provide advisory services to us from January 2013 to April 2013. All of the services rendered by Mr. Wagner as a service provider of KKR Capstone were rendered prior to the commencement of his employment with us in May 2013. As of September 30, 2015, we had paid $4.1 million directly to KKR Capstone since 2012.
References to “KKR Capstone” or “Capstone” are to all or any of KKR Capstone Americas LLC, KKR Capstone EMEA LLP, KKR Capstone EMEA (International) LLP, KKR Capstone Asia Limited, and their affiliates, which are owned and controlled by their senior management. KKR Capstone is not a subsidiary or affiliate of KKR. KKR Capstone operates under several consulting agreements with KKR and uses the “KKR” name under license from KKR.
Executive Chairman Services Agreement
Desert Newco entered into an executive chairman services agreement with our founder, Bob Parsons, pursuant to which Mr. Parsons served as the chairman of Desert Newco. In consideration for such services, we agreed to pay Mr. Parsons an annual fee of $1.00, plus reimbursement of all business expenses incurred by Mr. Parsons in an amount not to exceed $0.5 million annually. The executive chairman services agreement was terminated upon completion of our IPO, and in accordance with its terms, we made a termination payment of $3.0 million.

Management Investments
The following table sets forth the number of, and the purchase price paid for, LLC Units or shares of Class A common stock purchased by our executive officers since the beginning of 2012 through September 30, 2015. See “Management—Executive Compensation—Compensation Discussion and Analysis.”

Name	Date Acquired	Number of LLC Units	Number of Class A Shares	Aggregate Purchase Price
Blake J. Irving	January 24, 2013	49,800	—	$500,000
Scott W. Wagner	August 23, 2013	110,229	—	$1,249,997
Nima Kelly	February 19, 2014	100,000	—	$250,000
Matthew B. Kelpy	February 1, 2015	17,048	—	(1)
Matthew B. Kelpy	August 11, 2015	—	4,000	$104,197

(1)	The 17,048 LLC Units acquired by Mr. Kelpy resulted from the vesting of RSUs on February 1, 2015. We withheld 7,650 LLC Units from Mr. Kelpy’s vesting as payment of his withholding tax obligations.
Participation in our Initial Public Offering
Certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, each a beneficial owner of more than 5% of our capital stock and an affiliate of a member of our board of directors, purchased an aggregate of 2,500,000 shares of our Class A common stock on a pro rata basis based on their existing ownership (724,665, 724,665, 325,000 and 725,670 shares of our Class A common stock, respectively) directly from us at the IPO price of $20.00 per share.
Other Transactions
In September 2012, we entered into a partner agreement with First Data Merchant Services Corporation, or First Data, a subsidiary of First Data Corporation, pursuant to which we sell First Data’s electronic commerce and payment solutions to our customers and receive a portion of all fees received by First Data from such customers. KKR and its affiliates own approximately 40% of First Data Corporation. As of September 30, 2015, we had received $1.7 million under the agreement.
We have granted stock options to our executive officers and certain of our directors. See “Executive Compensation—Grants of Plan-Based Awards 2013” for a description of these options.
In connection with our IPO, we entered into revised severance agreements and confirmatory employment letters with each of our executive officers, including our NEOs, as well as revised change in control agreements with our NEOs, to clarify the terms of their employment. See “Executive Compensation—Executive Employment Agreements.”
In December 2011, in connection with the Merger, we entered into a five-year employment agreement with Marianne Curran, the Company’s Executive Vice President for Education & Event Marketing. The terms of Ms. Curran’s 2011 employment agreement were consistent with those contained in the employment agreements entered into with similarly situated executive vice presidents at that time. Ms. Curran received approximately $0.1 million, $0.4 million and $0.6 million in salary, bonus and benefits in 2014, 2013 and 2012, respectively. In October 2014, Ms. Curran’s employment with us as the Executive Vice President of Education & Event Marketing ended pursuant to a mutually agreed upon separation agreement negotiated between her and company management, whereby we accelerated the vesting of 99,300 unvested options with an exercise price of $7.40 and returned her remaining unvested options to the option pool. Ms. Curran (who is Mr. Parsons’ daughter) retained the options that were vested over her approximately 12 years of employment in domain services, fraud, marketing, social media, education, advocacy and communications roles, including those that vested while she served as our Executive Vice President for Education & Event Marketing (and prior to that as our Executive Vice President for Advocacy Referral and Communications), and we extended the time period for the exercise of the accelerated options and vested options to the earlier of (i) January 30, 2017 or December 31, 2017 for the various options and (ii) a change of control. Ms. Curran’s separation agreement, like all separation agreements involving similarly situated executives, was reviewed and approved by the Executive Committee. Mr. Parsons was not involved in the negotiation of the separation agreement’s terms, and abstained from the Executive Committee’s discussion and approval of Ms. Curran’s separation agreement.

In the ordinary course of business, we purchase and lease computer equipment, technology licensing, software maintenance and support and other products and services from various entities with whom affiliates of KKR, Silver Lake and TCV have significant ownership interests. Amounts paid to such entities were as follows:

	Year Ended December 31,			Nine Months Ended September 30, 2015
	2012	2013	2014
	(in millions)
Dell, Inc.	$25.7	$19.1	$16.1	$13.3
Sitecore USA, Inc.	—	—	1.3	0.4
Sunguard Availability Services	0.1	0.1	0.1	0.1
Jive Software, Inc.	—	—	—	0.2
ClickTale	—	—	—	0.2
Limitation of Liability and Indemnification of Executive Officers and Directors
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors are further limited to the greatest extent permitted by the DGCL.
In addition, our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
Policies and Procedures for Related Party Transactions
Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. We have adopted a policy regarding transactions between us and related persons. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter further provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS
The table below sets forth certain information with respect to the beneficial ownership of shares of our common stock as of September 30, 2015 by:

•	each of our directors and named executive officers;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.
The amounts and percentages of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including those shares of our Class A common stock issuable upon exchange of LLC Units (together with corresponding shares of our Class B common) on a one-for-one basis, subject to the terms of the exchange agreement. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o GoDaddy Inc., 14455 N. Hayden Road, Suite 219, Scottsdale, Arizona 85260.

	Common Stock Beneficially Owned (1)
	Number of Shares of Class A Common Stock		Number of Shares of Class B Common Stock		Combined Voting Power (2)
Name of Beneficial Owner	Number	%	Number	%	Number	%
Directors and Executive Officers
Blake J. Irving (3)	796,812	1.2%	49,800	*	846,612	*
Scott W. Wagner (4)	735,000	1.1%	110,229	*	845,229	*
Arne M. Josefsberg (5)	80,000	*	—	*	80,000	*
Matthew B. Kelpy (6)	21,400	*	17,048	*	38,448	*
Elissa E. Murphy (7)	168,750	*	—	*	168,750	*
Bob Parsons (8)	725,670	1.1%	36,058,011	39.9%	36,783,681	23.6%
Herald Y. Chen (9)	—	*	—	*	—	*
Richard H. Kimball (10)	—	*	—	*	—	*
Gregory K. Mondre (11)	—	*	—	*	—	*
John I. Park (12)	—	*	—	*	—	*
Elizabeth S. Rafael (13)	—	*	10,382	*	10,382	*
Charles J. Robel (14)	73,627	*	10,382	*	84,009	*
Lee E. Wittlinger (15)	—	*	—	*	—	*
All executive officers and directors as a group (17 persons) (16)	3,171,969	4.7%	36,355,852	40.2%	39,527,821	25.0%
5% Equityholders
Entities Affiliated with KKR (17)	17,858,964	27.4%	18,873,712	20.9%	36,732,676	23.6%
Entities Affiliated with Silver Lake (18)	16,927,658	25.9%	19,805,018	21.9%	36,732,676	23.6%
Entities Affiliated with TCV (19)	5,813,620	8.9%	10,660,372	11.8%	16,473,992	10.6%
YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.)(20)	725,670	1.1%	36,058,011	39.9%	36,783,681	23.6%
FMR LLC (21)	7,377,600	11.3%	—	*	7,377,600	4.7%

*	Represents beneficial ownership of less than 1%.

(1) Subject to the terms of the Exchange Agreement, shares of our Class B common stock (together with the corresponding LLC Units) are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

(2) Represents percentage of voting power of the Class A common stock and Class B common stock of GoDaddy voting together as a single class. See “Description of Capital Stock—Class B Common Stock.”
(3) Consists of (i) 49,800 shares of Class B common stock held by Mr. Irving and (ii) 796,812 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(4) Consists of (i) 110,229 shares held by Mr. Wagner and (ii) 735,000 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(5) Consists of 80,000 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(6) Consists of (i) 4,000 shares of Class A common stock held by Mr. Kelpy, (ii) 17,048 shares of Class B common stock held by Mr. Kelpy and (iii) 17,400 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(7) Consists of 168,750 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(8) Consists of the shares listed in footnote 20 below, which are held by YAM.
(9) The principal business address of Mr. Chen is c/o Kohlberg Kravis Roberts & Co. LLP, 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(10) The principal business address of Mr. Kimball is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.
(11) The principal business address of Mr. Mondre is c/o Silver Lake Partners, 9 West 57th Street, 32nd Floor, New York, NY 10019.
(12) The principal business address of Mr. Park is c/o Kohlberg Kravis Roberts & Co. LLP, 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(13) Consists of 10,382 shares of Class B common stock held by Ms. Rafael.
(14) Consists of (i) 10,382 shares of Class B common stock held by Mr. Robel and (ii) 73,627 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(15) The principal business address for Mr. Wittlinger is c/o Silver Lake Partners, 9 West 57th Street, 32nd Floor, New York, NY 10019.
(16) Consists of (i) 729,670 shares of Class A common stock beneficially owned by our current executive officers and directors, (ii) 36,355,522 shares of Class B common stock beneficially owned by our current executive officers and directors and (iii) 2,442,299 shares of Class A common stock issuable upon exercise of outstanding equity awards exercisable within 60 days of September 30, 2015.
(17) KKR Partners III, L.P. (“KKR Partners III”) holds (i) 36,864 shares of our Class A common stock and (ii) 1,831,750 shares of our Class B common stock. KKR 2006 Fund (GDG) L.P. (“KKR 2006 Fund”) holds (i) 374,147 shares of our Class A common stock and (ii) 16,641,962 shares of our Class B common stock. GDG Co-Invest Blocker L.P. (“GDG Co-Invest”) holds 5,646,288 shares of our Class A common stock. KKR 2006 GDG Blocker L.P. (“KKR 2006 GDG”) holds 11,793,615 shares of our Class A common stock. OPERF Co-Investment LLC (“OPERF”) holds (i) 8,050 shares of our Class A common stock and (ii) 400,000 shares of our Class B common stock.
Each of KKR Associates 2006 AIV L.P. (“KKR Associates 2006”) (as the general partner of KKR 2006 Fund); GDG Co-Invest GP LLC (as the general partner of GDG Co-Invest); KKR 2006 AIV GP LLC (as the general partner of each of KKR Associates 2006 and KKR 2006 GDG and as the sole member of GDG Co-Invest GP LLC); KKR Management Holdings L.P. (as the sole member of KKR 2006 AIV GP LLC); KKR Management Holdings Corp. (as the general partner of KKR Management Holdings L.P.); KKR III GP LLC (as the sole general partner of KKR Partners III); KKR Associates 2006 L.P. (as the sole general manager of OPERF); KKR 2006 GP LLC (as the sole general partner of KKR Associates 2006 L.P.); KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P. and sole shareholder of KKR Management Holdings Corp.); KKR Group Holdings L.P. (as the sole shareholder of KKR Fund Holdings GP Limited, a general partner of KKR Fund Holdings L.P.); KKR Group Limited (as the general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); KKR Management LLC (as the general partner of KKR & Co. L.P.); and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC and the managers of KKR III GP LLC) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in the paragraph above in this footnote. The principal business address of each of the entities and persons identified in this and the paragraph above, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY, 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(18) SLP GD Investors, L.L.C. (“SLP GD”) holds 19,085,018 shares of our Class B common stock. Silver Lake Partners III DE (AIV IV), L.P. (“SLP III (DE)”) holds 720,730 shares of our Class A common stock. Silver Lake Technology Investors III, L.P. (“SLTA III”) holds 3,935 shares of our Class A common stock. SLP III Kingdom Feeder I, L.P. (“SLKF I” and, together with SLP GD, SLP III (DE) and SLTA III, the “Silver Lake Entities”) holds 16,202993 shares of our Class A common stock.
SLTA III is the general partner of each of the Silver Lake Entities other than SLTA III and SLP GD. SLP III (DE) is the managing member of SLP GD. SLTA III (GP), L.L.C. (“SL GP”) is the general partner of SLTA III. Silver Lake Group, L.L.C. (“SL Group”) is the managing member of SL GP. As such, SL Group may be deemed to have beneficial ownership of the securities over which any of the Silver Lake Entities has voting or dispositive power. An investment committee of SLTA III has sole voting and dispositive control over such securities. Mike Bingle, Jim Davidson, Egon Durban, Ken Hao, Christian Lucas, Greg Mondre and Joe Osnoss are the members of the Investment Committee of SLTA III. The principal business address for each of the Silver Lake Entities is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(19) TCV VII, L.P. (“TCV VII”) holds (i) 212, 698 shares of our Class A common stock and (ii) 10,568,786 shares of our Class B common stock. TCV VII (A), L.P. (“TCV VII (A)”) holds (i) 5,599,079 shares of our Class A common stock. TCV Member Fund, L.P. (“Member Fund”) holds 1,843 shares of our Class A common stock and (ii) 91,586 shares of our Class B common stock.
Technology Crossover Management VII, L.P. (“TCM VII”) is the general partner of TCV VII and TCV VII (A). Technology Crossover Management VII, Ltd. (“Management VII”) is the general partner of TCM VII and a general partner of Member Fund. Management VII and TCM VII may be deemed to have beneficial ownership over the securities held by the entities identified above. An investment committee of Management VII has sole voting and dispositive control over such securities. Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., Christopher P. Marshall, Timothy P. McAdam, John C. Rosenberg, Robert W. Trudeau and David L. Yuan are the members of the Investment Committee of Management VII. The principal business address for each of the entities identified above is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(20) Consists of (i) 725,670 shares of our Class A common stock and (ii) 36,058,011 shares of our Class B common stock, held by YAM. Bob Parsons is the sole stockholder of YAM and is deemed to have beneficial ownership and voting and investment power over the shares held by YAM. The address for YAM Special Holdings, Inc. is 15475 N. 84th Street, Scottsdale, Arizona 85260.
(21) The information relating to FMR LLC is based solely on a Schedule 13G filed with the SEC on September 10, 2015, reporting beneficial ownership. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of Delaware law.
Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.001 par value per share, 500,000,000 shares of Class B common stock, $0.001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of September 30, 2015, there were 65,262,610 shares of our Class A common stock outstanding, 90,398,474 shares of our Class B common stock outstanding and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.
Common Stock
We have two classes of common stock: Class A and Class B, each of which has one vote per share. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.
Class A Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.
No Preemptive or Similar Rights
Our Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Class B Common Stock
Dividend Rights
Holders of our Class B common stock do not have any rights to receive dividends.

Voting Rights
Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. In connection with our IPO, shares of Class B common stock were issued to our Continuing LLC Owners. Accordingly, such Continuing LLC Owners, by virtue of their Class B common stock, collectively have a number of votes in GoDaddy Inc. that is equal to the aggregate number of LLC Units that they hold. When a LLC Unit is exchanged by a Continuing LLC owner, a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.
No Preemptive or Similar Rights
Our Class B common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
Holders of our Class B common stock do not have any rights to receive a distribution upon a liquidation, dissolution or winding-up.
Conversion and Transferability
Shares of Class B common stock are not transferable except together with an equal number of LLC Units.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of preferred stock.
Equity Awards
As of September 30, 2015, we had outstanding options to purchase an aggregate of 28,267,072 shares of Class A common stock, with a weighted-average exercise price of $9.82, and 57,132 shares of Class A common stock issuable upon the vesting of RSUs that are exchangeable on a one-for-one basis for shares of Class A common stock issuable upon the vesting of RSUs.
Warrants
As of September 30, 2015, Desert Newco had outstanding warrants to purchase up to 45,867 shares of Class A common stock at an exercise price of $7.44 per share, which were issued in connection with an acquisition by Desert Newco. In addition, each warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Class A common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price.
Registration Rights
Certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement and are described in additional detail below. We have entered into such registration rights agreement with certain of our existing owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered upon exchange of LLC Units held by them (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). We are not obligated to register any shares pursuant to any demand registration rights or S-3 registration rights if the holder of such shares is able to sell all of its shares for which it requests registration in any 90-day period pursuant to Rule 144 or Rule 145 of the Securities Act. We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
The holders of approximately 35,512,292 shares of our Class A common stock (excluding 74,736,741 shares of Class A common stock issuable upon exchange of LLC Units) are entitled to certain demand registration rights. Certain existing holders can request that we register the offer and sale of their shares. Such request for registration must cover securities the anticipated aggregate offering price of which, net of registration expenses, is at least $50 million unless such demand is for a shelf registration. If we determine that it would be detrimental to us or our stockholders to effect such a demand registration, we have the right to defer such registration or suspend an effective shelf registration, not more than once in any 12 month period, for a period of up to 90 days.
Piggyback Registration Rights
If we propose to register, or receive a demand to register, the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, the holders of 41,325,912 shares of our Class A common stock (excluding 86,086,113 shares of Class A common stock issuable upon exchange of LLC Units) are entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of our Class A common stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include shares in the registration, other than with respect to (i) a registration statement on Form S-4 or S-8, (ii) a registration relating solely to an offering and sale to our employees, directors or consultants or our subsidiaries pursuant to any employee stock plan or other benefit arrangement, (iii) a registration relating to a Rule 145 transaction as promulgated under the Securities Act, (iv) a registration by which we are exchanging our own securities for other securities, (v) a registration statement relating solely to dividend reinvestment or similar plans or (vi) a registration statement by which only the initial purchasers and subsequent transferees of our or our subsidiaries’ debt securities that are convertible or exchangeable for Class A common stock and that are initially issued pursuant to an applicable exemption from the registration requirements of the Securities Act may resell such notes and sell such Class A common stock into which such notes may be converted or exchanged.
S-3 Registration Rights
The holders of approximately 35,512,292 shares of our Class A common stock (excluding 74,736,741 shares of Class A common stock issuable upon exchange of LLC Units) may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $50 million, net of registration expenses, unless such request is for a shelf registration covering an unspecified number of shares. Each holder of demand registration rights is entitled to make two demands for shelf registration in any 12 month period. Each holder shall also have the right to make two takedown demands pursuant to an effective shelf registration in any 12 month period provided that we shall not be obligated to effect a marketed underwritten takedown if the shares requested to be sold in such takedown have an aggregate market value of less than $25 million. These holders may make no more than two requests for registration on Form S-3 in any 12 month period; however, we will not be required to effect a registration on Form S-3 if we determine that it would be detrimental to our stockholders to effect such a registration and we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 90 days.
Anti-Takeover Provisions
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.
Classified board of directors. Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors.”
Business combinations. We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that KKR, Silver Lake, TCV and Mr. Parsons, and their respective affiliates, and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Removal of directors. Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class, so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors; however, at any time when these parties own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. The stockholder agreement provides that, in connection with votes for removal of a director, the Voting Parties will vote their shares in accordance with the board composition requirements of the stockholder agreement. See “Management—Board of Directors.”
Vacancies. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholder agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of the voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, by the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class. The stockholder agreement provides that the Voting Parties will vote their shares in respect of vacancies in accordance with the board composition requirements of the stockholder agreement. See “Management—Board of Directors.”
Quorum. Our amended and restated certificate of incorporation provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes, provided that so long as there is at least one KKR Director on the board, a quorum shall also require a KKR Director for all purposes, and so long as there is at least one Silver Lake Director on the board, a quorum shall also require a Silver Lake Director for all purposes.
No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting.
Special stockholder meetings. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors at the request of either a stockholder affiliated with KKR or a stockholder affiliated with Silver Lake. Our amended and restated bylaws also provide that special meetings of our stockholders may be called at any time by two directors of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or in management of our company.
Requirements for advance notification of director nominations and stockholder proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors or nominations made by affiliates of KKR, Silver Lake or Mr. Parsons pursuant to their rights under the stockholder agreement. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Stockholder action by written consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors.

Supermajority provisions. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the amendment, alteration, rescission or repeal of certain provisions of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when these parties own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of certain provisions of our bylaws by our stockholders will require the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of votes of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that for as long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, in addition to any vote required by applicable law, our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. At any time when KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors, quorum, special meetings and committees;

•	the provisions regarding corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
Conflicts of interest. Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the fullest extent permitted by law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to KKR, Silver Lake, TCV and Mr. Parsons, directors affiliated with these parties and their respective affiliates, and any other non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be an investment or corporate or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy, which we refer to as a Competitive Opportunity, or otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that KKR, Silver Lake, TCV and Mr. Parsons, directors affiliated with these parties and their respective affiliates, and any other non-employee directors acquires knowledge of a potential Competitive Opportunity or other corporate or business opportunity that may be a Competitive Opportunity for itself, himself or herself or its, his or her affiliates or for us or our subsidiaries, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity. With respect to any non-employee director who is not a KKR Director, Silver Lake Director or Parsons Director or affiliated with TCV, our amended and restated certificate of incorporation does not renounce our interest in any Competitive Opportunity that is expressly offered to such a director solely in his or her capacity as a director of our company. A business or other opportunity will not be deemed to be a potential Competitive Opportunity for us if it is an opportunity that we are not able or permitted to undertake, is not in line with our business or is an opportunity in which we have no interest or reasonable expectancy.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921‑8206.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “GDDY.”

SHARES ELIGIBLE FOR FUTURE SALE
As of September 30, 2015, we had 65,262,610 shares of Class A common stock outstanding. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of our Class A common stock in the public, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Subject to certain limitations and exceptions, pursuant to the terms of the Exchange Agreement we have entered into with certain of our existing owners, unit holders of Desert Newco may (subject to the terms of the Exchange Agreement) exchange LLC Units and shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. We are hereby registering the issuance of the Class A common stock in connection with such exchanges of LLC Units held by certain holders of LLC Units.
Contractual Transfer Restrictions
In connection with our IPO, we entered into a stockholder agreement with Desert Newco and each of KKR, Silver Lake, TCV and Mr. Parsons. Pursuant to the stockholder agreement, each of KKR, Silver Lake, TCV and Mr. Parsons agreed, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following our IPO without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors. Members of our senior management team and independent directors and certain holders of more than 100,000 shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) and/or options to purchase Class A common stock may not, subject to certain limited exceptions, transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units) during the one-year period following our IPO.
Additionally, pursuant to the New LLC Agreement, our existing owners are generally required to limit transfers in order to avoid a technical tax termination. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs. See “Certain Relationships and Related Party Transactions—Desert Newco Amended and Restated Limited Liability Company Agreement” for more information.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and other agreements described above, within any three month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which equals approximately 670,623 shares as of the date of this prospectus; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
Rule 701 generally allows a stockholder who purchased shares of our Class A common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
Pursuant to the registration rights agreement to which we are a party, the holders of 35,512,292 shares of our Class A common stock (excluding 74,736,741 shares of Class A common stock issuable upon the exchange of LLC Units), or their transferees, are entitled, under certain circumstances and subject to certain restrictions, to require us to register their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Equity Awards
As of September 30, 2015, we had outstanding options to purchase an aggregate of 28,267,072 shares of our Class A common stock and 57,132 shares of Class A common stock issuable upon the vesting of RSUs. We have also filed a registration statement on Form S-8 under the Securities Act to register shares that may be issued pursuant to our equity incentive plans. The registration statement on Form S-8 became effective immediately upon filing, and shares covered by the registration statement become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and applicable lock-up agreements and market standoff agreements. See “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought and will not seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary applies only to Class A common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Code Section 1221; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.
In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, except as modified for estate tax purposes, you are a non-U.S. holder if you are a beneficial owner of shares of our Class A common stock other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•
a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions
We do not plan to make any distributions on our Class A common stock. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.
Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, if required, certifying qualification for the reduced rate. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which may then be required to provide certification to the relevant paying agent, either directly or through other intermediaries.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, that are attributable to a permanent establishment maintained by you in the U.S.), are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.
Gain on Disposition of Our Class A Common Stock
Subject to discussions below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•
you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five year period preceding your disposition of, or your holding period for, our Class A common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the shorter of the five year period preceding your disposition of, or your holding period for, our Class A common stock.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% U.S. federal income tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.
Federal Estate Tax
Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on or of proceeds from the disposition of our Class A common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W‑8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act (FATCA)
Provisions commonly referred to as “FATCA” impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a disposition of our Class A common stock to a “foreign financial institution” (as specifically defined under the FATCA rules) unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. A U.S. federal withholding tax of 30% generally applies to dividends on and the gross proceeds from a disposition of our Class A common stock to a “non-financial foreign entity” (as specifically defined under the FATCA rules) unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity or otherwise establishes an exception. The withholding provisions described above are expected to apply to payments of dividends on our Class A common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such Class A common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. You should consult your tax advisors regarding these withholding provisions.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION
This prospectus relates to the issuance by us from time to time of up to an aggregate of 4,312,361 shares of Class A common stock to certain holders of LLC Units upon exchanges by such holders of an equal number of such LLC Units (together with the same number of shares of our Class B common stock). The shares of Class A common stock registered under this prospectus will only be issued to the extent that holders of LLC Units exchange their LLC Units for Class A common stock.
Under the securities laws of some states, the Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any recipients of shares of Class A common stock issued upon exchange of LLC Units (together with the same number of shares of our Class B common stock) will sell any or all of the Class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
The recipients of Class A shares of common stock issued upon exchange of LLC Units (together with the same number of shares of our Class B common stock) and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Class A common stock by such holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Class A common stock to engage in market-making activities with respect to the Class A common stock. All of the foregoing may affect the marketability of the Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the Class A common stock.
We will not receive any cash proceeds from our issuance of Class A common stock pursuant to this prospectus. Once issued to the holders pursuant to the shelf registration statement, of which this prospectus forms a part, the Class A common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
Certain legal matters relating to this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C. own less than 0.2% of our LLC Units as of December 31, 2014, that may be exchanged for shares of our Class A common stock pursuant to the Exchange Agreement described in “Certain Relationships and Related Party Transactions—Exchange Agreement.”

EXPERTS
The consolidated financial statements of GoDaddy Inc. at December 31, 2013 and December 31, 2014 and for each of the three years in the period ended December 31, 2014 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Information contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1‑800‑SEC‑0330. The SEC also maintains a website that contains the registration statement and exhibits. The address of that website is www.sec.gov.
As a result of our IPO, we are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above. We also maintain a website at www.godaddy.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

GoDaddy Inc.
Condensed Consolidated Balance Sheets (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	December 31,	September 30,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	$139.0	$327.7
Short-term investments	3.0	5.4
Accounts and other receivables	3.5	6.2
Registry deposits	17.8	21.2
Prepaid domain name registry fees	272.8	295.2
Prepaid expenses and other current assets	24.8	28.0
Total current assets	460.9	683.7
Property and equipment, net	220.9	221.5
Prepaid domain name registry fees, net of current portion	152.8	162.9
Goodwill	1,661.2	1,662.3
Intangible assets, net	749.7	728.2
Other assets	19.3	11.5
Total assets	$3,264.8	$3,470.1
Liabilities and stockholders’/members’ equity
Current liabilities:
Accounts payable	$31.9	$28.9
Accrued expenses	114.5	142.8
Current portion of payable to related parties pursuant to tax receivable agreements	—	3.0
Current portion of deferred revenue	821.4	934.0
Current portion of long-term debt	5.0	4.8
Total current liabilities	972.8	1,113.5
Deferred revenue, net of current portion	429.2	478.5
Long-term debt, net of current portion	1,413.9	1,043.2
Payable to related parties pursuant to tax receivable agreements, net of current portion	—	167.9
Other long-term liabilities	38.5	35.8
Commitments and contingencies
Stockholders’/members’ equity:
Members’ interest	410.4	—
Preferred stock, $0.001 par value - 50,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.001 par value - 1,000,000 shares authorized; 65,263 shares issued and outstanding as of September 30, 2015	—	0.1
Class B common stock, $0.001 par value - 500,000 shares authorized; 90,398 shares issued and outstanding as of September 30, 2015	—	0.1
Additional paid-in capital	—	395.0
Accumulated other comprehensive income	—	0.9
Accumulated deficit	—	(32.3)
Total stockholders’ equity attributable to GoDaddy Inc./members’ equity	410.4	363.8
Non-controlling interests	—	267.4
Total stockholders’/members’ equity	410.4	631.2
Total liabilities and stockholders’/members’ equity	$3,264.8	$3,470.1
See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Condensed Consolidated Statements of Operations (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	Nine Months Ended September 30,
	2014	2015
Revenue:
Domains	$564.1	$622.7
Hosting and presence	369.9	436.5
Business applications	81.6	122.7
Total revenue	1,015.6	1,181.9
Costs and operating expenses(1):
Cost of revenue (excluding depreciation and amortization)	384.6	420.9
Technology and development	187.4	202.8
Marketing and advertising	121.7	150.8
Customer care	140.6	167.2
General and administrative	127.5	167.6
Depreciation and amortization	113.0	116.4
Total costs and operating expenses	1,074.8	1,225.7
Operating loss	(59.2)	(43.8)
Interest expense	(61.3)	(54.7)
Loss on debt extinguishment	—	(21.4)
Other income (expense), net	1.0	0.7
Loss before income taxes	(119.5)	(119.2)
Benefit (provision) for income taxes	3.0	(0.7)
Net loss	(116.5)	(119.9)
Less: net loss attributable to non-controlling interests	—	(44.2)
Net loss attributable to GoDaddy Inc.	$(116.5)	$(75.7)
Net loss per share of Class A common stock—basic and diluted(2)	$(0.91)	$(0.82)
Weighted-average shares of Class A common stock outstanding—basic and diluted(2)	38,826	56,153
___________________________ (1) Costs and operating expenses include equity-based compensation expense as follows:

Technology and development	$7.2	$12.5
Marketing and advertising	5.1	4.5
Customer care	0.5	2.1
General and administrative	9.4	9.4

(2) Amounts for periods prior to our initial public offering have been retrospectively adjusted to give effect to the organizational transactions described in Note 1. The prior period amounts do not consider the 26,000 shares of Class A common stock sold in our initial public offering. See Note 11.

See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Condensed Consolidated Statements of Stockholders’/Members’ Equity (unaudited)
(In millions, except share amounts which are reflected in thousands)

		Class A Common Stock		Class B Common Stock
	Members’Equity	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Stockholders’Equity
Balance at December 31, 2014	$410.4	—	$—	—	$—	$—	$—	$—	$—	$—
Net loss prior to the Reorganization Transactions	(43.4)	—	—	—	—	—	—	—	—	—
Equity-based compensation expense	8.7	—	—	—	—	19.8	—	—	—	19.8
Effect of the Reorganization Transactions	(375.9)	38,826	0.1	90,425	0.1	61.6	—	—	314.1	375.9
Issuance of Class A common stock in initial public offering, net of offering costs	—	26,000	—	—	—	480.6	—	—	—	480.6
Net loss subsequent to the Reorganization Transactions	—	—	—	—	—	—	(32.3)	—	(44.2)	(76.5)
TRA liability from the Reorganization Transactions	—	—	—	—	—	(170.4)	—	—	—	(170.4)
Stock option exercises and other	0.2	437	—	(27)	—	3.4	—	—	(2.5)	0.9
Other comprehensive income	—	—	—	—	—	—	—	0.9	—	0.9
Balance at September 30, 2015	$—	65,263	$0.1	90,398	$0.1	$395.0	$(32.3)	$0.9	$267.4	$631.2

See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)

	Nine Months Ended September 30,
	2014	2015
Operating activities
Net loss	$(116.5)	$(119.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	113.0	116.4
Equity-based compensation	22.2	28.5
Loss on debt extinguishment	—	21.4
Other	8.2	7.5
Changes in operating assets and liabilities, net of amounts acquired:
Registry deposits	(1.7)	(3.4)
Prepaid domain name registry fees	(24.8)	(32.5)
Deferred revenue	157.3	161.9
Other operating assets and liabilities	(2.8)	18.2
Net cash provided by operating activities	154.9	198.1
Investing activities
Purchases of short-term investments	(6.0)	(7.3)
Maturities of short-term investments	6.2	4.9
Business acquisitions, net of cash acquired	(40.7)	(30.7)
Purchases of intangible assets	—	(22.5)
Purchases of property and equipment, excluding improvements	(35.1)	(31.3)
Purchases of leasehold and building improvements	(6.3)	(3.0)
Other	1.1	1.1
Net cash used in investing activities	(80.8)	(88.8)
Financing activities
Proceeds from issuance of Class A common stock sold in initial public offering, net of offering costs	(1.4)	482.4
Distributions paid to unit and option holders	(349.0)	—
Proceeds from option exercises and other	2.6	1.2
Proceeds from term loan	263.8	—
Proceeds from revolving credit loan	75.0	—
Repayment of senior note	—	(300.0)
Repayment of revolving credit loan	—	(75.0)
Repayment of term loan	(4.9)	(8.2)
Payment of financing-related costs	(8.4)	(13.5)
Repayment of other financing obligations	(2.2)	(7.4)
Net cash provided by (used in) financing activities	(24.5)	79.5
Effect of exchange rate changes on cash and cash equivalents	—	(0.1)
Net increase in cash and cash equivalents	49.6	188.7
Cash and cash equivalents, beginning of period	95.4	139.0
Cash and cash equivalents, end of period	$145.0	$327.7

GoDaddy Inc.
Condensed Consolidated Statements of Cash Flows (unaudited) (continued)
(In millions)

	Nine Months Ended September 30,
	2014	2015
Supplemental cash flow information:
Cash paid during the period for:
Interest on long-term debt	$54.4	$47.3
Income taxes, net of refunds received	$1.7	$1.6
Supplemental information for non-cash investing and financing activities:
Fair value of contingent consideration in connection with business acquisitions	$2.3	$0.9
Accrued capital expenditures, excluding improvements, at period end	$8.3	$5.0
Accrued capital expenditures, leasehold and building improvements, at period end	$7.3	$0.6
Building acquired under lease financing obligation	$18.1	$—
See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

1.    Organization and Background
Description of Business
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy-to-use cloud-based products and outcome-driven, personalized customer care. We operate the world’s largest domain marketplace and provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly-changing technology landscape. As our customers grow, we provide applications helping them connect to their customers, manage and grow their businesses and get found online.
Initial Public Offering
We were incorporated on May 28, 2014 for the purpose of facilitating an initial public offering and other related transactions in order to operate the business of Desert Newco, LLC (Desert Newco) and its subsidiaries.
On April 7, 2015, we completed an initial public offering (IPO) and sold 26,000 shares of Class A common stock at a public offering price of $20.00 per share, including 2,500 shares purchased by affiliates of certain members of our board of directors (the Board). We received $491.8 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly-issued limited liability company units (LLC Units) from Desert Newco at a price per unit equal to the IPO price.
Organizational Transactions
On December 16, 2011, investment funds managed by Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners and Technology Crossover Ventures (collectively, the Funds) along with other investors purchased a majority interest in Desert Newco.
In connection with the IPO, we completed a series of organizational transactions on April 7, 2015 (the Reorganization Transactions), including:

•
the amendment and restatement of Desert Newco’s limited liability company agreement (the New LLC Agreement) to, among other things, appoint us as sole managing member and reclassify all LLC Units as non-voting units;

•	the issuance of shares of Class B common stock to each of Desert Newco’s existing owners (the Continuing LLC Owners) on a one-to-one basis with the number of LLC Units owned; and

•	the acquisition, by merger, of four members of Desert Newco (the Reorganization Parties), for which we issued 38,826 shares of Class A common stock as consideration (the Investor Corp Mergers).
We are the sole managing member of Desert Newco. Although we have a minority economic interest, we have sole voting power in, and control the management of, Desert Newco. As a result, we consolidate Desert Newco’s financial results and report a non-controlling interest related to the portion of Desert Newco not owned by us. As of September 30, 2015, we owned approximately 42% of Desert Newco.
The Reorganization Transactions were considered transactions between entities under common control. As a result, the financial statements for periods prior to the IPO and the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes.
Basis of Presentation
Our condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP), and include our accounts and the accounts of our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
We had no significant components of other comprehensive income during any of the periods presented. As such, a consolidated statement of comprehensive loss is not presented.
Our interim condensed consolidated financial statements are unaudited. These financial statements have been prepared in accordance with GAAP, and in our opinion, include all adjustments of a normal recurring nature necessary for the fair presentation of the interim periods presented. The results for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for any subsequent quarter or for the year ending December 31, 2015.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

The accompanying financial statements should be read in conjunction with our audited consolidated financial statements and related notes included in our prospectus dated March 31, 2015, filed with the Securities and Exchange Commission (the SEC) in accordance with Rule 424(b) of the Securities Exchange Act of 1933, as amended (the Securities Act), on April 1, 2015.
Prior Period Reclassifications
Reclassifications of certain immaterial prior period amounts have been made to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions affecting amounts reported in our financial statements. Our more significant estimates include:

•	the determination of the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements;

•	the fair value of assets acquired and liabilities assumed in business combinations;

•	the assessment of recoverability of long-lived assets, including property and equipment, goodwill and intangible assets;

•	the estimated reserve for refunds;

•	the estimated useful lives of intangible and depreciable assets;

•	the grant date fair value of equity-based awards;

•	the recognition, measurement and valuation of current and deferred income taxes;

•	the recognition and measurement of amounts payable under tax receivable agreements; and

•	the recognition and measurement of loss contingencies, indirect tax liabilities and certain accrued liabilities.
We periodically evaluate these estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ from our estimates.
Segments and Reporting Units
Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or individuals who make up the chief operating decision maker function. Our chief operating decision maker function is comprised of the Chief Executive Officer and the Chief Operating Officer, who collectively review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance for the entire company. Accordingly, we have a single operating segment and reporting unit structure.

2.    Summary of Significant Accounting Policies
Other than as summarized below, there have been no material changes to our significant accounting policies from those disclosed in our prospectus dated March 31, 2015, filed with the SEC on April 1, 2015.
Derivative Financial Instruments
During the third quarter of 2015, we entered into foreign exchange forward contracts with financial institutions to hedge certain forecasted revenue transactions denominated in currencies other than the United States (U.S.) dollar. We designate these forward contracts as cash flow hedges, which are recognized as either assets or liabilities at fair value. We do not hold or issue derivative instruments for speculative or trading purposes. At September 30, 2015, the total notional amount of such contracts was $80.6 million, all having maturities of 12 months or less.
We reflect gains or losses on the effective portion of a cash flow hedge as a component of accumulated other comprehensive income and subsequently amortize the cumulative gains or losses to revenue as the underlying transactions are recognized. Any ineffective portion of gains or losses are recorded as other income (expense), net. At September 30, 2015, all such amounts were immaterial.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Income Taxes
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in our statement of operations in the period in which the enactment date occurs.
We recognize deferred tax assets to the extent we believe these assets are more-likely-than-not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent and cumulative results of operations.
We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more-likely-than-not the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions meeting the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.
Interest and penalties related to income taxes are included in benefit (provision) for income taxes. We have not incurred any significant interest or penalties related to income taxes in any of the periods presented.
Payable to Related Parties Pursuant to the TRAs
Concurrent with the completion of the IPO, we became a party to five Tax Receivable Agreements (TRAs). Four of the TRAs are between us and each of the four Reorganization Parties, with the fifth being between us and the Continuing LLC Owners. The TRAs provide for payment to the Reorganization Parties and the Continuing LLC Owners of approximately 85% of the amount of the calculated tax savings, if any, we will realize due to the Investor Corp Mergers and any future exchanges of LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock.
In the Investor Corp Mergers, we received certain tax attributes, including the original basis adjustments (the OBAs), created when the Reorganization Parties acquired their original LLC Units. These OBAs entitle us to the depreciation and amortization previously allocable to the Reorganization Parties. To the extent this depreciation and amortization is used to reduce our taxable income, thereby resulting in actual tax savings, we will be required to pay the Reorganization Parties approximately 85% of such savings. The liability under the TRAs will be adjusted based on changes in anticipated future taxable income.
Based on current projections of taxable income, we anticipate we will utilize a significant portion of the OBAs allocated to us in the form of additional depreciation and amortization deductions. These deductions are allowed prior to the utilization of any net operating loss or tax credit carryforward against income taxes. Accordingly, we have recorded a liability reflecting the portion of the calculated tax savings we expect to owe to the Reorganization Parties under the TRAs. Because we anticipate these additional depreciation and amortization deductions being greater than our taxable income, the excess deductions allocated to us will increase the amount of our net operating loss carryforwards, also increasing the deferred tax assets described above as these excess deductions are realized.
We expect to obtain an increase in our share of the tax basis of Desert Newco’s assets when the Continuing LLC Owners exchange LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock. When we acquire LLC Units from the Continuing LLC Owners, we expect both the OBAs and the anticipated basis adjustments will increase, for tax purposes, our depreciation and amortization deductions, reducing the amount of future income tax we would otherwise be required to pay. This increase in tax basis will create additional deferred tax assets and additional liability under the TRAs of approximately 85% of the calculated tax savings for the expected use of these additional deductions. The increase in tax basis may also decrease gains, or increase losses, on future dispositions of certain assets to the extent tax basis is allocated to those assets.
As a result of the Reorganization Transactions and the IPO, we acquired LLC Units and are required to recognize deferred tax assets and liabilities for the difference between the financial reporting and tax basis of our investment in Desert Newco at the investor level.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard on revenue recognition from contracts with customers. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled to in exchange for those goods or

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

services. In July 2015, the FASB approved a one year deferral of the effective date making the new standard effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted as of the original effective date. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We are currently evaluating the timing of our adoption and the impact of this new standard on our consolidated financial statements.
In February 2015, the FASB issued new guidance related to consolidations. The new standard amends the guidelines for determining whether certain legal entities should be consolidated. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
In April 2015, the FASB issued new guidance regarding the presentation of debt issuance costs. This guidance requires debt issuance costs related to a recognized debt liability to be presented as a direct deduction of the carrying amount of the debt liability. The recognition and measurement guidance for debt issuance costs is not affected by this new guidance. We do not expect the adoption of this guidance, effective for us in the first quarter of 2016, to have a material impact on our consolidated financial statements, although it will require retrospective application, reducing the amount of debt and total assets reflected on our historical consolidated balance sheets.
In April 2015, the FASB issued new guidance related to accounting for fees paid in a cloud computing arrangement. The new standard provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.
In September 2015, the FASB issued new guidance simplifying the accounting for measurement period adjustments resulting from business combinations. The new standard requires an entity to recognize adjustments to provisional amounts in the period in which they are determined, rather than retrospectively adjusting previously reported amounts. The standard requires the acquiring entity to record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income, if any, resulting from the change to provisional amounts, calculated as if the accounting had been completed at the acquisition date. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

3.    Business Acquisitions
During the nine months ended September 30, 2015, we completed three acquisitions for total aggregate consideration consisting of cash of $29.2 million and additional earn-out payments subject to the achievement of certain revenue targets. We recognized a liability of $0.9 million representing the initial estimated fair value of the contingent consideration. These acquisitions are not material to our results of operations, and as a result, no proforma financial information is presented.
The aggregate purchase price was allocated to the assets acquired and liabilities assumed based upon our assessment of their fair values as of the respective acquisition dates with $26.5 million attributed to identified indefinite-lived intangible assets, $2.5 million to other identified finite-lived intangible assets, $1.1 million to goodwill, which is deductible for income tax purposes, and $0.9 million of net liabilities assumed. Identified intangible assets, which were valued using either income- or cost-based approaches, include an indefinite-lived domain portfolio and customer-related intangible assets, developed technology and branding having a total weighted-average amortization period of 1.7 years.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

4.    Goodwill and Intangible Assets
The following table summarizes changes in our goodwill balance:

Balance at December 31, 2014	$1,661.2
Goodwill related to acquisitions	1.1
Balance at September 30, 2015	$1,662.3
Intangible assets, net are summarized as follows:

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	$445.0
Finite-lived intangible assets:
Customer-related	336.9	$143.1	193.8
Developed technology	209.5	107.4	102.1
Trade names	10.9	2.8	8.1
Other	1.1	0.4	0.7
	$1,003.4	$253.7	$749.7

	September 30, 2015
	Gross Carrying Amount	Accumulated Amortization	Domains Sold	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	n/a	$445.0
Domain portfolio	26.5	n/a	$1.4	25.1
Finite-lived intangible assets:
Customer-related	360.5	$181.5	n/a	179.0
Developed technology	210.1	138.0	n/a	72.1
Trade names	11.2	4.6	n/a	6.6
Other	1.1	0.7	n/a	0.4
	$1,054.4	$324.8	$1.4	$728.2
During the nine months ended September 30, 2015, we purchased a customer-related intangible asset for $22.5 million in cash and additional earn-out payments of up to $16.7 million subject to the achievement of certain customer conversion milestones. The purchased intangible asset was valued at cost and will be amortized over 48 months based on expected customer attrition. Transaction costs were immaterial and were expensed as incurred. The asset will be increased by the value of the contingent consideration to the extent the related milestones are achieved.
Customer-related intangible assets, developed technology, trade names and other intangible assets have weighted-average useful lives from the date of purchase of 99 months, 64 months, 58 months and 36 months, respectively. Amortization expense was $71.4 million and $72.3 million for the nine months ended September 30, 2015 and 2014, respectively. The weighted-average remaining amortization period for amortizable intangible assets was 49 months as of September 30, 2015.
As individual domains are sold, our indefinite-lived domain portfolio intangible asset is reduced by the allocated carrying cost of each domain, which is included in cost of revenue.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Based on the balance of finite-lived intangible assets at September 30, 2015, expected future amortization expense is as follows:

Year Ending December 31:
2015 (remainder of)	$26.1
2016	88.8
2017	52.5
2018	44.4
2019	25.9
Thereafter	20.4
$258.1

5.    Stockholders’ Equity
Restatement of Certificate of Incorporation
Our Board approved an amended and restated certificate of incorporation (the Restated Certificate of Incorporation), which became effective on March 31, 2015 immediately prior to the effectiveness of the Registration Statement on Form S-1 (the Registration Statement) filed in connection with our IPO. The Restated Certificate of Incorporation authorized the issuance of up to 1,000,000 shares of Class A common stock, up to 500,000 shares of Class B common stock and up to 50,000 shares of undesignated preferred stock, each having a par value of $0.001 per share. Shares of Class A common stock have both economic and voting rights. Shares of Class B common stock have no economic rights, but do have voting rights. Holders of Class A and Class B common stock are entitled to one vote per share and, except as otherwise required, will vote together as a single class on all matters on which stockholders generally are entitled to vote.
We are required to, at all times, maintain (i) a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Units owned by us and (ii) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Units owned by the Continuing LLC Owners. We may issue shares of Class B common stock only to the extent necessary to maintain these ratios. Shares of Class B common stock are transferable only together with an equal number of LLC Units if we, at the election of a Continuing LLC Owner, exchange LLC Units for shares of Class A common stock.
Desert Newco Recapitalization
Desert Newco’s board of directors adopted the New LLC Agreement, which became effective on March 31, 2015 immediately following the effectiveness of the Registration Statement. The New LLC Agreement, among other things, appointed us as Desert Newco’s sole managing member and reclassified all outstanding LLC Units as non-voting units. The New LLC Agreement also revised the tax rate applicable to the tax distributions we are required to make to the holders of LLC Units. These tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual and (ii) 7%, which represents an assumed blended state income tax rate. The assumed income tax rate currently totals 46.6%, which will increase to 50.4% in certain cases when the tax on net investment income is applicable.
Investor Corp Mergers
As described in Note 1, we acquired the Reorganization Parties, to which we issued an aggregate of 38,826 shares of Class A common stock as consideration for the 38,826 aggregate LLC Units held by such entities. Upon consummation of the Investor Corp Mergers, we recognized the acquired LLC Units at carrying value, as these transactions are considered to be between entities under common control.
We also acquired the tax attributes of the Reorganization Parties, which were recorded generally as deferred tax assets at the time of the Investor Corp Mergers. These attributes include net operating losses, tax credit carryforwards and OBAs arising from the original acquisition of LLC Units by the Reorganization Parties, as described in Note 10.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Initial Public Offering
As described in Note 1, on April 7, 2015, we completed an IPO and sold 26,000 shares of Class A common stock at a public offering price of $20.00 per share, receiving $491.8 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly-issued LLC Units from Desert Newco at a price per unit equal to the IPO price. In connection with the IPO, we issued 90,425 shares of Class B common stock to the Continuing LLC Owners.
We incurred $11.2 million, including amounts paid in 2014, of legal, accounting, printing and other professional fees related to the IPO, including $1.3 million and $0.1 million paid on behalf of the Funds and Bob Parsons, respectively. These amounts were charged against additional paid-in capital upon completion of the IPO.
We used the net proceeds from the IPO to: (i) make certain payments to the Funds and Bob Parsons as described in Note 13, (ii) repay the note payable to The Go Daddy Group, Inc. (Holdings), an entity owned by Bob Parsons, and all amounts drawn on our revolving credit loan as described in Note 8 and (iii) complete an acquisition.

6.    Equity-Based Compensation Plans
Our Board adopted the 2015 Equity Incentive Plan (the 2015 Plan), which became effective on March 31, 2015 upon the effectiveness of the Registration Statement. We reserved a total of 6,050 shares of Class A common stock for issuance pursuant to the 2015 Plan. In addition, the shares reserved for issuance include 4,235 shares reserved but unissued under Desert Newco’s 2011 Unit Incentive Plan (the 2011 Unit Incentive Plan) plus up to 28,133 shares rolled over from the 2011 Unit Incentive Plan and from certain other option plans assumed in connection with acquisitions. The number of shares reserved for issuance will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 20,571 shares, (ii) 4% of the total shares of all classes of common stock outstanding as of the last day of the preceding year or (iii) such other amount as may be determined by our Board.
Our Board adopted the 2015 Employee Stock Purchase Plan (the ESPP), which became effective on March 31, 2015 upon the effectiveness of the Registration Statement. We reserved a total of 2,000 shares of Class A common stock for issuance pursuant to the ESPP. The number of shares reserved for issuance will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 1,000 shares, (ii) 1% of the total shares of all classes of common stock outstanding as of the last day of the preceding year or (iii) such other amount as may be determined by our Board.
We grant options at exercise prices equal to the fair market value of our Class A common stock on the date of grant. We recognize the grant date fair value of equity-based awards as compensation expense over the required service period of each award, taking into account the probability of our achievement of associated predetermined performance targets. Equity-based award activity was as follows:

	Nine Months Ended September 30,
	2014	2015
Number of options granted	3,971	3,356
Weighted-average exercise price of options granted	$16.20	$22.37
Weighted-average grant date fair value of options granted	$7.73	$9.18
Number of RSUs granted	62	16
Weighted-average grant date fair value of RSUs granted	$15.27	$26.84
At September 30, 2015, total unrecognized compensation expense related to non-vested awards was $56.2 million with an expected remaining weighted-average recognition period of 2.4 years. We currently believe the performance targets related to the vesting of performance options will be achieved. If such targets are not achieved, or are subsequently determined to not be probable of being achieved, we will not recognize any equity-based compensation expense relating to performance options, and will reverse any previously recognized equity-based compensation expense.
The fair value of each ESPP share is estimated on the first day of each offering period using the Black-Scholes option pricing model, and is recognized as equity-based compensation expense on a straight-line basis over the term of each six-month offering period. As of September 30, 2015, $9.7 million has been withheld on behalf of employees for future purchases under the ESPP, which is included in accrued expenses. At September 30, 2015, total unrecognized compensation expense related to ESPP shares was $0.8 million, which will be recognized during the fourth quarter of 2015.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

7.    Deferred Revenue
Deferred revenue consists of the following:

	December 31, 2014	September 30, 2015
Current:
Domains	$462.9	$501.5
Hosting and presence	283.4	327.4
Business applications	75.1	105.1
	$821.4	$934.0
Noncurrent:
Domains	$266.8	$287.8
Hosting and presence	131.5	150.7
Business applications	30.9	40.0
	$429.2	$478.5

8.    Long-Term Debt
Long-term debt consists of the following:

	December 31, 2014	September 30, 2015
Term Loan due May 13, 2021 (effective interest rate of 5.2% at December 31, 2014 and 5.1% at September 30, 2015)	$1,094.5	$1,086.3
9% Note payable to Holdings (Senior Note)	300.0	—
Revolving Credit Loan due May 13, 2019 (effective interest rate of 4.0% at December 31, 2014)	75.0	—
Total	1,469.5	1,086.3
Less unamortized original issue discounts on long-term debt(1)	(50.6)	(38.3)
Less current portion of long-term debt	(5.0)	(4.8)
	$1,413.9	$1,043.2

(1)	Original issue discounts are amortized to interest expense over the life of the related debt instruments using the effective interest method.
Term Loan and Revolving Credit Loan
Our amended and restated secured credit agreement (the Credit Facility) consists of a $1,100.0 million original balance term loan maturing on May 13, 2021 (the Term Loan) and an available $150.0 million revolving credit loan maturing on May 13, 2019 (the Revolving Credit Loan). Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) one-month LIBOR plus 1.0%. The interest rate margins above reflect reductions of 0.25% following the IPO and an additional 0.25% due to our achievement of certain leverage criteria.
In April 2015, we made a payment of $75.0 million to repay all amounts drawn on the Revolving Credit Loan. At September 30, 2015, we have $150.0 million available for borrowing under the Revolving Credit Loan.
At September 30, 2015, we were not in violation of any covenants of the Credit Facility.
The estimated fair value of the Term Loan was $1,087.7 million at September 30, 2015 based on observable market prices for this loan, which is traded in a less active market and is therefore classified as a Level 2 fair value measurement.
Senior Note
In April 2015, we made a payment totaling $316.0 million to repay the Senior Note, consisting of principal of $300.0 million, prepayment premium of $13.5 million, which was recorded as a loss on debt extinguishment, and accrued interest of $2.5

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

million. Additionally, in connection with the repayment, $7.1 million of unamortized original issue discount and $0.8 million of deferred financing costs were recorded as a loss on debt extinguishment. Following this payment, the Senior Note was canceled.
Future Debt Maturities
Aggregate principal payments, exclusive of any unamortized original issue discounts, due on long-term debt as of September 30, 2015 are as follows:

Year Ending December 31:
2015 (remainder of)	$2.8
2016	11.0
2017	11.0
2018	11.0
2019	11.0
Thereafter	1,039.5
$1,086.3

9.    Commitments and Contingencies
Litigation
From time-to-time, we are a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. While the results of such normal course claims and legal proceedings cannot be predicted with certainty, we do not believe, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably possible potential losses above the amount accrued for such matters would be material to our consolidated financial statements. Regardless of the outcome, legal proceedings may have an adverse effect on us because of defense costs, diversion of management resources and other factors.
Indemnifications
In the normal course of business, we have made indemnities under which we may be required to make payments in relation to certain transactions. These include indemnities to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred significant obligations under indemnification provisions historically, and do not expect to incur significant obligations in the future. Accordingly, we have not recorded any liabilities related to such indemnities as of December 31, 2014 and September 30, 2015.
We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. We have not incurred any material costs as a result of such commitments during any of the periods presented, and have not recorded any liabilities related to such obligations as of December 31, 2014 and September 30, 2015.
Indirect Taxes
We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are complex and subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates. We continually evaluate those

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

jurisdictions in which nexus exists and believe we maintain adequate indirect tax accruals. Although we believe our indirect tax estimates and associated accruals are reasonable, the final determination of indirect tax audits and any related litigation could be different than the amounts established for indirect tax contingencies.
As of December 31, 2014 and September 30, 2015, our accrual for estimated indirect tax liabilities was $5.9 million and $6.3 million, respectively, which reflects our best estimate of the probable liability based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations in each jurisdiction. Due to the complexity and uncertainty surrounding indirect tax laws, we believe it is reasonably possible we have incurred additional liabilities related to indirect taxes; however, we are not currently able to estimate a range.

10.    Income Taxes
We are subject to U.S. federal income taxes as well as state taxes. In addition, we may be subject to taxes in the foreign jurisdictions in which we operate. We are a controlling member in Desert Newco, which has been, and will continue to be, treated as a partnership for U.S. income tax purposes. As such, Desert Newco is considered a pass-through entity and generally does not pay income taxes on its taxable income in most jurisdictions. Instead, Desert Newco’s members, of which we are one, are liable for U.S. federal and state income taxes based on their taxable income. Desert Newco is liable for income taxes in certain foreign jurisdictions, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities. We have acquired the outstanding stock of various entities taxed as corporations, which are now wholly-owned by us or our subsidiaries and are treated as a consolidated group for federal income tax purposes. Where required, these subsidiaries also file as a consolidated group for state income tax purposes.
Our effective tax rate differs from statutory rates primarily due to Desert Newco’s pass-through structure for U.S. income tax purposes, while being treated as taxable in certain states and various foreign jurisdictions as well as for certain subsidiaries. In all foreign jurisdictions where we conduct business, except Canada, we operate through legal entities disregarded for U.S. income tax purposes and are subject to income tax in both the local jurisdictions and the U.S. In addition, after evaluating our ability to recover deferred tax assets associated with net operating losses and other tax attributes received through the Reorganization Transactions and the IPO, we have determined it is more-likely-than-not these deferred tax assets will not be realized. Accordingly, we have recorded a valuation allowance against all of these deferred tax assets.
We determined a liability related to uncertain income tax positions does not exist during any of the periods presented. Although we believe the amounts reflected in our income tax returns substantially comply with applicable federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to the provision or benefit for income taxes in the period in which a final determination is made.
Payable to Related Parties Pursuant to the TRAs
Based on current projections of taxable income, and before deduction of any specially allocated depreciation and amortization, we anticipate having enough taxable income to utilize a significant portion of these specially allocated deductions related to the original OBAs. Accordingly, at the completion of the Reorganization Transactions and the IPO, we recorded an initial liability of $170.4 million payable to the Reorganization Parties under the TRAs, representing approximately 85% of the calculated tax savings based on the portion of the OBAs we anticipate being able to utilize in future years. During the nine months ended September 30, 2015, we recorded $0.5 million as an increase to the TRA liability resulting from changes in anticipated taxable income, which is included in general and administrative expenses. As of September 30, 2015, $3.0 million of the TRA liability is expected to be paid within the next 12 months; therefore, this amount is included in current liabilities.
As a result of the Reorganization Transactions and the IPO, we acquired LLC Units and are required to recognize deferred tax assets and liabilities for the difference between the financial reporting and tax basis of our investment in Desert Newco at the investor level. Based on our limited operating history, cumulative pre-tax losses and future projections of taxable income, we believe there is significant uncertainty as to when we will be able to utilize the net operating loss carryforwards acquired in the Investor Corp Mergers. Therefore, after considering all available positive and negative evidence impacting the future realization of deferred tax assets, we have concluded it is more-likely-than-not these deferred tax assets will not be realized. Accordingly, a valuation allowance has been recorded against all of these deferred tax assets.

11.    Loss Per Share
Basic loss per share is computed by dividing net loss attributable to GoDaddy Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted loss per share is computed giving effect to all potentially

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

dilutive shares, including outstanding options, RSUs and warrants. Diluted loss per share for all periods presented is the same as basic loss per share as the inclusion of potentially issuable shares would be antidilutive.
For purposes of calculating loss per share for periods prior to the IPO, including the nine months ended September 30, 2015 for which a portion of the period preceded the IPO, we treated the Reorganization Transactions as a merger of entities under common control. Therefore, we have retrospectively reflected loss per share as though these transactions had occurred as of the earliest period presented. For all periods prior to the IPO, we allocated our historical net loss between the Class A stockholders and the non-controlling interest based on their respective share ownership. For these allocations, the weighted average shares of Class A common stock outstanding was based upon the number of LLC Units held by the Reorganization Parties, while the weighted average shares of Class B common stock outstanding for the non-controlling interest was based upon the LLC Units held by the Continuing LLC Owners. These calculations do not consider the 26,000 shares of Class A common stock sold in our IPO.
A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Nine Months Ended September 30,
	2014	2015
Numerator:
Net loss	$(116.5)	$(119.9)
Less: net loss attributable to non-controlling interests	(81.3)	(74.0)
Net loss attributable to GoDaddy Inc.	$(35.2)	$(45.9)

Denominator:
Weighted-average shares of Class A common stock outstanding—basic	38,826	56,153
Effect of dilutive securities	—	—
Weighted-average shares of Class A Common stock outstanding—diluted	38,826	56,153

Net loss per share of Class A common stock—basic and diluted	$(0.91)	$(0.82)
The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted loss per share because the effect of including such shares would have been antidilutive:

	Nine Months Ended September 30,
	2014	2015
Options, RSUs and warrants	10,162	14,693
Shares of Class B common stock do not share in our earnings and are not participating securities. Accordingly, separate presentation of loss per share of Class B common stock under the two-class method has not been presented. Each share of Class B common stock (together with a corresponding LLC Unit) is exchangeable for one share of Class A common stock. The shares of Class B common stock were determined to be antidilutive under the if-converted and two-class methods; therefore, they are not included in the computation of net loss per share. Total shares of common stock outstanding were as follows:

	December 31, 2014(1)	September 30, 2015
Class A common stock	38,826	65,263
Class B common stock	90,177	90,398
	129,003	155,661

(1)	Shares for December 31, 2014 have been retrospectively adjusted to give effect to the Reorganization Transactions.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

12.    Geographic Information
Revenue by geography is based on the customer’s address, and was as follows:

	Nine Months Ended September 30,
	2014	2015
U.S.	$764.5	$880.5
International	251.1	301.4
	$1,015.6	$1,181.9
No individual international country represented more than 10% of total revenue in any period presented. Substantially all of our assets are located in the U.S.

13.    Related Party Transactions
Funds
Amounts paid to affiliates of KKR related to their participation as lenders under our Credit Facility were as follows:

	Nine Months Ended September 30,
	2014	2015
Principal	$0.1	$5.2
Interest and other fees	1.1	1.1
Debt financing fees	0.7	—
As of December 31, 2014 and September 30, 2015, affiliates of KKR held $29.1 million and $28.9 million, respectively, of the outstanding principal balance of the Term Loan as participating lenders. Additionally, as of December 31, 2014, affiliates of KKR held $5.0 million of the outstanding principal balance of the Revolving Credit Loan as participating lenders, which was repaid in April 2015.
On December 16, 2011, we entered into a transaction and monitoring fee agreement with affiliates of certain of the Funds pursuant to which those entities provided management and advisory services. In April 2015, we made a final aggregate payment of $26.7 million upon the termination of this agreement following the completion of the IPO, which was charged to general and administrative expenses. This payment was equal to the present value of the management fees that would have been payable during the ten-year period following termination. Following this payment, we have no further obligations under this agreement. During the nine months ended September 30, 2014 and 2015, we paid $1.8 million and $27.3 million, respectively, under this arrangement.
Bob Parsons and Holdings
On December 16, 2011, we entered into a services agreement with Bob Parsons pursuant to which we were obligated to provide customary benefits and to reimburse up to $0.5 million of business expenses annually. In April 2015, we paid $3.0 million upon the termination of this agreement following the completion of the IPO, which was charged to general and administrative expenses. Following this payment, we have no further obligations under this agreement. We made no other significant payments under this arrangement during any of the periods presented.
During the nine months ended September 30, 2014 and 2015, we paid $20.3 million and $9.2 million, respectively, of interest to Holdings under the Senior Note. In April 2015, we also paid a $13.5 million prepayment premium to Holdings in connection with our repayment of the Senior Note.
Holdings has indemnified us for certain taxes related to periods prior to December 16, 2011 and we have agreed to provide customary indemnification to Bob Parsons related to his service to us.
Other
In the ordinary course of business, we purchase and lease computer equipment, technology licensing and software maintenance and support from affiliates of Dell Inc. (Dell). Silver Lake and its affiliates have a significant ownership interest in Dell. During the nine months ended September 30, 2014 and 2015, we paid $14.2 million and $13.3 million, respectively, to Dell.

REPORT OF ERNST & YOUNG, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of GoDaddy Inc.
We have audited the accompanying consolidated balance sheets of GoDaddy Inc. as of December 31, 2013 and 2014 and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GoDaddy Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Phoenix, Arizona
February 24, 2015, except for the effect of the reverse split of LLC Units as described in Note 15, as to which the date is March 11, 2015, and for the effect of the reorganization transactions as described in Note 1, Note 12 and Note 15, as to which the date is November 24, 2015

GoDaddy Inc.
Consolidated Balance Sheets
(In millions)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$95.4	$139.0
Short-term investments	3.2	3.0
Accounts and other receivables	5.3	3.5
Registry deposits	15.1	17.8
Prepaid domain name registry fees	255.1	272.8
Prepaid expenses and other current assets	30.9	23.9
Deferred tax assets	0.9	0.9
Total current assets	405.9	460.9
Property and equipment, net	183.2	220.9
Prepaid domain name registry fees, net of current portion	149.0	152.8
Goodwill	1,627.6	1,661.2
Intangible assets, net	836.0	749.7
Other assets	11.0	17.8
Deferred tax assets, net of current portion	0.4	1.5
Total assets	$3,213.1	$3,264.8
Liabilities and members’ equity
Current liabilities:
Accounts payable	$24.0	$31.9
Accrued expenses	130.7	114.5
Current portion of deferred revenue	702.3	821.4
Current portion of long-term debt	1.5	5.0
Total current liabilities	858.5	972.8
Deferred revenue, net of current portion	383.9	429.2
Long-term debt, net of current portion	1,083.9	1,413.9
Other long-term liabilities	10.3	38.5
Deferred tax liabilities	5.7	—
Commitments and contingencies
Redeemable units	58.3	—
Members’ equity:
Members’ interest	1,345.0	1,086.2
Accumulated deficit	(532.5)	(675.8)
Total members’ equity	812.5	410.4
Total liabilities and members’ equity	$3,213.1	$3,264.8
See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Operations
(In millions, except share amounts which are reflected in thousands and per share amounts)

	Year Ended December 31,
	2012	2013	2014
Revenue:
Domains	$588.5	$671.6	$763.3
Hosting and presence	271.4	380.6	507.9
Business applications	51.0	78.6	116.1
Total revenue	910.9	1,130.8	1,387.3
Costs and operating expenses(1):
Cost of revenue (excluding depreciation and amortization)	430.3	473.9	518.4
Technology and development	175.4	207.9	254.4
Marketing and advertising	130.1	145.5	164.7
Customer care	132.6	150.9	190.5
General and administrative	106.4	143.9	168.4
Depreciation and amortization	138.6	140.6	152.8
Total costs and operating expenses	1,113.4	1,262.7	1,449.2
Operating loss	(202.5)	(131.9)	(61.9)
Interest expense	(79.1)	(71.0)	(85.0)
Other income (expense), net	2.3	1.9	0.8
Loss before income taxes	(279.3)	(201.0)	(146.1)
Benefit for income taxes	0.2	1.1	2.8
Net loss	$(279.1)	$(199.9)	$(143.3)
Less: net loss attributable to non-controlling interests	—	—	—
Net loss attributable to GoDaddy Inc.	$(279.1)	$(199.9)	$(143.3)
Net loss per share of Class A common stock—basic and diluted(2)	$(2.21)	$(1.58)	$(1.11)
Weighted-average shares of Class A common stock outstanding—basic and diluted(2)	38,826	38,826	38,826
(1) Costs and operating expenses include equity-based compensation expense as follows:
Technology and development	$1.6	$4.7	$10.4
Marketing and advertising	1.6	2.6	6.1
Customer care	0.3	0.6	0.8
General and administrative	8.2	8.5	12.8

(2) Amounts for periods prior to our initial public offering have been retrospectively adjusted to give effect to the organizational transactions described in Note 1. The prior period amounts do not consider the 26,000 shares of Class A common stock sold in our initial public offering. See Note 12.
See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Members’ Equity
(In millions, except share amounts which are reflected in thousands)

	Members’ Interest		Accumulated Deficit	Total
	Units	Amount
Balance at December 31, 2011	126,012	$1,327.1	$(53.5)	$1,273.6
Net loss	—	—	(279.1)	(279.1)
Equity-based compensation expense	—	11.7	—	11.7
Change in value of redeemable units	—	24.0	—	24.0
Issuance of units in acquisitions	186	1.9	—	1.9
Unit repurchases	(2,463)	(18.4)	—	(18.4)
Option exercises	2,465	—	—	—
Balance at December 31, 2012	126,200	1,346.3	(332.6)	1,013.7
Net loss	—	—	(199.9)	(199.9)
Equity-based compensation expense	—	16.4	—	16.4
Capital contributions	232	2.8	—	2.8
Change in value of redeemable units	—	(25.9)	—	(25.9)
Issuance of units and warrants in acquisitions	983	4.9	—	4.9
Unit repurchases	(87)	(0.4)	—	(0.4)
Option and warrant exercises	231	0.9	—	0.9
Balance at December 31, 2013	127,559	1,345.0	(532.5)	812.5
Net loss	—	—	(143.3)	(143.3)
Equity-based compensation expense	—	30.1	—	30.1
Distributions to unit and option holders	—	(349.6)	—	(349.6)
Change in value of redeemable units	—	(16.9)	—	(16.9)
Reclassification of redeemable units to members’ interest	—	75.2	—	75.2
Unit repurchases	(323)	(1.6)	—	(1.6)
Option and warrant exercises	1,767	4.0	—	4.0
Balance at December 31, 2014	129,003	$1,086.2	$(675.8)	$410.4
See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,
	2012	2013	2014
Operating activities
Net loss	$(279.1)	$(199.9)	$(143.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	138.6	140.6	152.8
Equity-based compensation	11.7	16.4	30.1
Accretion of original issue discount	7.0	7.9	7.8
Amortization of deferred financing costs	1.3	1.4	1.3
Other	(0.6)	(0.1)	1.3
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	0.5	(2.4)	1.8
Registry deposits	2.4	0.2	(2.7)
Prepaid domain name registry fees	(36.7)	(29.2)	(21.6)
Prepaid expenses and other current assets	0.8	(11.7)	7.0
Other assets	3.5	1.5	(6.6)
Deferred taxes	(0.6)	(3.5)	(6.8)
Accounts payable	2.4	1.9	8.5
Accrued expenses	1.6	60.6	(22.3)
Deferred revenue	252.4	169.1	166.4
Other long-term liabilities	0.9	0.5	6.9
Net cash provided by operating activities	106.1	153.3	180.6
Investing activities
Purchases of short-term investments	(17.7)	(12.7)	(9.0)
Maturities of short-term investments	20.1	12.7	9.2
Business acquisitions, net of cash acquired	(17.7)	(156.8)	(40.7)
Purchases of property and equipment, excluding improvements	(42.0)	(42.7)	(51.9)
Purchases of leasehold and building improvements	(2.3)	(9.4)	(16.0)
Other	0.2	0.4	1.1
Net cash used in investing activities	(59.4)	(208.5)	(107.3)

GoDaddy Inc.
Consolidated Statements of Cash Flows (continued)
(In millions)

	Year Ended December 31,
	2012	2013	2014
Financing activities
Capital contributions from members	$—	$2.8	$—
Distributions paid to unit and option holders	—	—	(349.0)
Unit repurchases	(18.4)	(0.4)	(1.6)
Proceeds from exercises of options and warrants	—	0.9	4.0
Proceeds from term loan	—	100.0	263.8
Proceeds from revolving credit loan	—	—	75.0
Repayment of term loan	(7.5)	(7.8)	(7.6)
Payment of financing-related costs	(9.0)	(4.1)	(8.4)
Repayment of other financing obligations	(0.1)	(0.3)	(4.1)
Payment of deferred offering costs	—	—	(1.8)
Net cash provided by (used in) financing activities	(35.0)	91.1	(29.7)
Net increase in cash and cash equivalents	11.7	35.9	43.6
Cash and cash equivalents, beginning of period	47.8	59.5	95.4
Cash and cash equivalents, end of period	$59.5	$95.4	$139.0

Supplemental cash flow information:
Cash paid during the period for:
Interest	$71.2	$61.8	$75.4
Income taxes, net of refunds received	$0.1	$2.5	$2.3
Supplemental information for non-cash investing and financing activities:
Fair value of contingent consideration in connection with acquisitions	$—	$—	$2.3
Accrued capital expenditures, excluding improvements, at period end	$3.1	$8.3	$5.8
Accrued capital expenditures, leasehold and building improvements, at period end	$—	$1.3	$0.4
Building acquired under lease financing obligation	$—	$5.3	$18.1
See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

1.	Organization and Background
Organization
GoDaddy Inc. (GoDaddy, we, us or our) was incorporated on May 28, 2014 for the purpose of facilitating an initial public offering and other related transactions in order to operate the business of Desert Newco, LLC (Desert Newco) and its subsidiaries.
On April 7, 2015, we completed an initial public offering (IPO) and sold 26,000 shares of Class A common stock at a public offering price of $20.00 per share, receiving $491.8 million in proceeds, net of underwriting discounts and commissions, which were used to purchase newly-issued limited liability company units (LLC Units) from Desert Newco at a price per unit equal to the IPO price.
In connection with the IPO, GoDaddy and Desert Newco completed a series of organizational transactions on April 7, 2015 (the Reorganization Transactions), including:

•
the amendment and restatement of Desert Newco’s limited liability company agreement (the New LLC Agreement) to, among other things, appoint us as sole managing member and reclassify all LLC Units as non-voting units;

•	the issuance of shares of Class B common stock to each of Desert Newco’s existing owners (the Continuing LLC Owners) on a one-to-one basis with the number of LLC Units owned; and

•	the acquisition, by merger, of four members of Desert Newco (the Reorganization Parties), for which we issued 38,826 shares of Class A common stock as consideration (the Investor Corp Mergers).
The Reorganization Transactions were considered transactions between entities under common control. As a result, the financial statements for periods prior to the IPO and the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes.
Description of Business
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy-to-use cloud-based products and outcome-driven, personalized customer care. We operate the world’s largest domain marketplace and provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly changing technology landscape. As our customers grow, we provide applications helping them connect to their customers, manage and grow their businesses and get found online.
On December 16, 2011, investment funds managed by Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners and Technology Crossover Ventures (collectively, the Funds) along with other investors purchased 71.4% of Desert Newco from The Go Daddy Group, Inc. (Holdings), an entity owned by Robert R. Parsons (Bob Parsons), Desert Newco’s founder and a member of our board of directors, in a transaction we refer to as the Merger. As a result of the Merger, we applied purchase accounting and a new basis of accounting beginning on December 17, 2011.
Basis of Presentation
Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), and include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
Prior Period Reclassifications
Reclassifications of certain immaterial prior period amounts have been made to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions affecting amounts reported in our consolidated financial statements. Our more significant estimates include:

•	the determination of the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements;

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

•	the fair value of assets acquired and liabilities assumed in business combinations;

•	the assessment of recoverability of long-lived assets (property and equipment, goodwill and intangible assets);

•	the estimated reserve for refunds;

•	the estimated useful lives of intangible and depreciable assets;

•	the fair value of equity-based awards;

•	the recognition, measurement and valuation of current and deferred income taxes; and

•	the recognition and measurement of loss contingencies, indirect tax liabilities and certain accrued liabilities.
We periodically evaluate these estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ from our estimates.
Segments and Reporting Units
Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker function evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Accordingly, management has determined we have one operating and reportable segment.

2.	Summary of Significant Accounting Policies
Cash and Cash Equivalents
Cash and cash equivalents includes cash on hand and other highly liquid investments purchased with a remaining maturity of 90 days or less at the date of acquisition as well as payments related to third-party payment processor transactions which are normally processed within 72 hours. Amounts receivable and included in cash and cash equivalents related to these payment processor transactions totaled $10.1 million and $11.6 million at December 31, 2013 and 2014, respectively.
Short-Term Investments
Our short-term investments consist of bank time deposits with an original maturity in excess of 90 days, which are carried at fair value. All short-term investments are pledged as collateral against outstanding letters of credit. The estimated fair value of our short-term investments is determined based on quoted market prices and approximated historical cost. We did not have any realized or unrealized gains or losses on sales of short-term investments during any of the periods presented.
We classify our short-term investments as available-for-sale at the time of purchase and reevaluate such classification at each balance sheet date. We may sell our short-term investments at any time for use in current operations or for other purposes, such as consideration for acquisitions, even if they have not yet reached maturity. As a result, we classify our short-term investments, including investments with maturities beyond 12 months, as current assets in our consolidated balance sheets.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at invoiced amounts. We evaluate our accounts receivable for collectability and record an allowance for doubtful accounts as necessary. For all periods presented, the allowance was not material.
Registry Deposits
Registry deposits represent amounts on deposit with various domain name registries to be used by us to make payments for future domain registrations or renewals.
Prepaid Domain Name Registry Fees
Prepaid domain name registry fees represent amounts paid to a registry at the time a domain is registered or renewed. These amounts are amortized to cost of revenue over the same period revenue is recognized for the related domain registration contract, which typically ranges from one to ten years.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Property and Equipment
Property and equipment is stated at cost. Depreciation, including for assets acquired under capital leases, is charged to operations over the shorter of the estimated useful life or the lease term of the applicable assets using the straight-line method beginning on the date an asset is placed in service. Each period, we evaluate the estimated remaining useful lives of our property and equipment to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation.
Maintenance and repairs are charged to expense as incurred. When property or equipment is sold or retired, the related cost and accumulated depreciation is removed from our accounts and any gain or loss is included in other income (expense), net in our consolidated statements of operations.
Property and equipment consisted of the following:

	Estimated Useful Lives	December 31,
		2013	2014
Land	Indefinite	$9.0	$9.0
Computer equipment	3 years	161.5	209.5
Buildings, including improvements	2-25 years	101.1	102.5
Software	3 years	17.5	24.6
Leasehold improvements	Lesser of useful life or remaining lease term	12.5	28.0
Other	1-7 years	3.2	7.6
Building acquired under lease financing obligation	40 years	5.3	18.1
Total property and equipment		310.1	399.3
Less accumulated depreciation and amortization		(126.9)	(178.4)
Property and equipment, net		$183.2	$220.9
Property and equipment, net included $2.7 million and $14.7 million acquired under capital lease agreements as of December 31, 2013 and 2014, respectively. Depreciation and amortization expense related to property and equipment was $75.1 million, $50.2 million and $55.6 million during 2012, 2013 and 2014, respectively.
Capitalized Internal-Use Software Costs
Costs incurred to develop software for internal-use and for our websites are capitalized and amortized over such software’s estimated useful life. Costs related to the design or maintenance of internal-use software are included in technology and development expenses as incurred. Costs capitalized during all periods presented have not been material.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. Indefinite-lived intangible assets consist of trade names and branding acquired in the Merger. Goodwill and indefinite-lived intangible assets are not amortized to earnings, but are assessed for impairment at least annually. We assess impairment annually for our single reporting unit during the fourth quarter of each year. We also perform an assessment at other times if events or changes in circumstances indicate the carrying value of these assets may not be recoverable. If, based on qualitative analysis, we determine it is more-likely-than-not the fair value of our reporting unit is less than its carrying amount, a two-step goodwill impairment test is performed. Our qualitative analysis did not indicate impairment during any of the periods presented.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Long-Lived Assets and Finite-Lived Intangible Assets
Finite-lived intangible assets are amortized over their estimated useful lives, which are as follows:

Customer relationships acquired in the Merger	9 years
Customer relationships	1-5 years
Developed technology	3-7 years
Trade names	2-5 years
Other	3 years
Customer relationships are primarily amortized based on expected customer attrition. Developed technology, finite-lived trade names and other intangibles are amortized on a straight-line basis over the period in which we expect to receive the benefit of the assets. Each period, we evaluate the estimated remaining useful lives of our intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of amortization.
Long-lived assets and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows the asset is expected to generate is less than the carrying amount of the asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the respective asset.
Deferred Offering Costs
Deferred offering costs, primarily consisting of legal, accounting and other fees relating to our IPO, are capitalized and included in other assets in our consolidated balance sheets. At the completion of our IPO, these costs were offset against the proceeds received. As of December 31, 2013 and 2014, we had capitalized $0 and $6.1 million of deferred offering costs, respectively.
Debt Issuance Costs
We defer and amortize issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments using the effective interest method over the terms of the respective instruments.
Leases
We lease office and data center space in various locations. Rent expense under operating leases is recognized on a straight-line basis over the lease term taking into consideration rent abatements, scheduled rent increases and any lease incentives.
We record assets and liabilities for estimated construction costs incurred under build-to-suit lease arrangements to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon completion of the construction project, we evaluate our level of continuing involvement in the facility. If we maintain significant continuing involvement, we continue to account for the facility as a financing obligation. Otherwise, we record a sale of the facility back to the landlord, and accordingly, the related construction assets and liabilities are removed from our consolidated financial statements.
Foreign Currency
Our functional currency, and the functional currency of each of our subsidiaries, is the U.S. dollar. Assets denominated in foreign currencies are remeasured into U.S. dollars at period-end exchange rates. Foreign currency based revenue and expense transactions are measured at transaction date exchange rates. Foreign currency gains and losses are recorded in other income (expense), net in our consolidated statements of operations, and were $(0.6) million, $(0.7) million and $(3.0) million during 2012, 2013 and 2014, respectively.
Revenue Recognition
Revenue is recorded when persuasive evidence of an arrangement exists, delivery of the product has occurred, the selling price is fixed or determinable and collectability is reasonably assured. Cash received in advance of revenue recognition is recorded as deferred revenue.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

We maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the contract term of the applicable product compared to the amount originally expected.
Consideration provided to customers for sales incentives or service disruption credits is recorded as a reduction of revenue at the later of the time the related revenue is recognized or when such consideration is offered. During 2012, we recorded a $10.4 million reduction of revenue for credits provided to customers, of which $6.8 million reduced hosting and presence revenue and $3.6 million reduced business applications revenue. Such incentives and credits were not material in 2013 and 2014.
The majority of our revenue arrangements consist of multiple-element arrangements. Revenue arrangements with multiple deliverables are divided into separate units of accounting if each deliverable has stand-alone value to the customer. Our multiple-element arrangements may include a combination of some or all of the following: domain registrations, website hosting products, website building products, Secure Sockets Layer (SSL) certificates and other cloud-based products. Each of these products has stand-alone value and are sold separately. Typically, the deliverables within multiple-element arrangements are provided over the same contract term, and therefore, revenue is recognized over the same period.
Consideration is allocated to each deliverable at the inception of an arrangement based on relative selling prices. We determine the relative selling price for each deliverable based on our vendor-specific objective evidence of selling price (VSOE) or our best estimate of selling price (BESP), if VSOE is not available. We have determined third-party evidence of selling price (TPE) is not a practical alternative due primarily to the significant variability among available third-party pricing information for similar products and differences in the features of our product offerings compared to other parties.
We have established VSOE for certain of our business applications products as a consistent number of stand-alone sales of these products have been priced within a reasonably narrow range. We have not established VSOE for our remaining products due to a lack of pricing consistency, primarily related to our marketing strategies and variability in pricing due to promotional activity.
For products where VSOE is not available, we determined BESP by considering our overall pricing objectives and market conditions. Significant factors taken into consideration include historical and expected discounting practices, the size, volume and term length of transactions, customer demographics, the geographic areas in which our products are sold and our overall go-to-market strategy.
We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product by product basis and is dependent on whether we act as principal or agent in the transaction. Revenue associated with sales through our network of resellers is recorded on a gross basis as we have determined we are the primary obligor in the contractual arrangements with end customers. The commission paid to resellers is expensed as a cost of revenue over the same period in which the associated revenue is recognized.
Domains. Domains revenue primarily consists of domain registrations and renewals, domain privacy, domain application fees, domain back-orders and aftermarket domain sales. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain. Fees are recorded as deferred revenue at the time of sale, and revenue, other than aftermarket domain sales, is recognized ratably on a daily basis over the term of each contract. Aftermarket domain revenue is recognized when control of the domain is transferred to the buyer.
Hosting and presence. Hosting and presence revenue primarily consists of website hosting products, website building products, an online shopping cart, search engine optimization and SSL certificates for encrypting data between the online browser and the certificate owner’s server. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.
Business applications. Business applications revenue primarily consists of email accounts, online calendar, online data storage, third-party productivity applications, email marketing and enrollment fees paid by resellers. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Operating Expenses
Cost of Revenue (excluding depreciation and amortization)
Substantially all cost of revenue relates to domain registration costs. Cost of revenue also includes professional website development personnel costs, reseller commissions, payment processing fees and software licensing fees directly related to products sold.
Technology and Development
Technology and development expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products as well as costs associated with the data centers, systems, storage and telecommunications infrastructure supporting those products (excluding depreciation expense). Technology and development expenses also include third-party development costs, localization costs incurred to translate products for international markets and technology licensing and support and maintenance costs.
Costs related to software development are included in technology and development expense until the preliminary stages of development are concluded. Development costs incurred subsequent to the preliminary stages of development and prior to the completion of all substantive testing of a product offering are capitalized and amortized to cost of revenue over the estimated life of each product. Costs capitalized during all periods presented have not been material. Costs related to the enhancement of existing products are included in technology and development as incurred.
Marketing and Advertising
Marketing and advertising expenses primarily consist of online traffic generation costs, television and radio advertising, spokesperson and event sponsorships, personnel costs associated with our marketing and public relations functions and affiliate program commissions.
Advertising costs are expensed either as incurred, at the time a commercial initially airs or when a promotion first appears in the media. Advertising expenses were $115.0 million, $121.1 million and $139.4 million during 2012, 2013 and 2014, respectively. At December 31, 2014, we had contractual commitments for certain marketing agreements with future payments totaling $23.7 million due in 2015.
Customer Care
Customer care expenses primarily consist of personnel costs associated with our customer care center. Customer care expenses also include third-party customer care center operating costs.
General and Administrative
General and administrative expenses primarily consist of personnel and related overhead costs for our executive leadership, accounting, finance, legal and human resource functions. General and administrative expenses also include professional service fees for audit, legal, tax, accounting and acquisitions, rent for all office space, insurance and other general costs.
Equity-Based Compensation
In connection with the Merger, certain Holdings’ stock options were exchanged for fully-vested options in Desert Newco (the Rollover Options), and were recorded at fair value determined using the Black-Scholes option pricing model at the Merger date.
Option grants are accounted for using the fair value method. Grant date fair values are determined using the Black-Scholes option pricing model and a single option award approach. The measurement date for performance vesting options is the date on which the applicable performance criteria are approved by our board of directors (the Board). Key assumptions used in the determination of fair value are as follows:
Expected Life—Represents the period equity-based awards are expected to be outstanding. Because of the lack of sufficient historical data necessary to calculate the expected life, we use the average of the vesting term and the contractual term to estimate the expected life for equity-based awards.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Expected Stock Volatility—Based on the weighted-average of the historical stock price volatilities of a group of comparable public companies.
Expected Dividend Yield—We use a dividend rate of 0.0% based on the expectation of not paying dividends in the foreseeable future.
Risk-Free Interest Rate—Based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option on the grant date.
The fair value of options granted was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2012	2013	2014
Expected life of options (in years)	6.5	6.5	6.5
Expected volatility	43.8%	43.9%	42.2%
Expected dividend yield	—	—	—
Risk-free interest rate	1.0%	1.2%	1.9%
Historical data is used to estimate the expected number of future option forfeitures, which is adjusted based on actual experience.
Income Taxes
Desert Newco is structured generally as a limited liability company taxed as a partnership for U.S. income tax purposes. Under these provisions, it is considered a pass-through entity and generally does not pay corporate income taxes on its taxable income in most jurisdictions. We are liable for income taxes in certain foreign countries, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities. Amounts relating to these income taxes are recorded as benefit (provision) for income taxes in our consolidated statements of operations. Amounts paid for income taxes attributable to its members are accounted for as ownership transactions. Amounts accrued for the future payment of income taxes are included in accrued expenses in our consolidated balance sheets.
Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover deferred tax assets within the jurisdiction from which they arise, we consider all positive and negative evidence including our three-year cumulative historical operating results, ongoing tax planning strategies and our forecast of future taxable income, on a jurisdiction by jurisdiction basis.
We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit having a greater than 50 percent likelihood of being realized upon ultimate settlement.
Comprehensive Loss
Our comprehensive loss is equivalent to our net loss during each of the periods presented, and as such, no statement of other comprehensive loss is presented.
Fair Value Measurements
Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The framework for measuring fair value provides a three-tier hierarchy prioritizing inputs to valuation techniques used in measuring fair value as follows:
Level 1—Observable inputs such as quoted prices for identical assets or liabilities in active markets;
Level 2—Inputs, other than quoted prices for identical assets or liabilities in active markets, which are observable either directly or indirectly; and

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Level 3—Unobservable inputs in which there is little or no market data requiring the reporting entity to develop its own assumptions.
We have no significant assets or liabilities measured at fair value on a recurring basis.
Business Combinations
We include the results of operations of acquired businesses as of the respective acquisition dates. Purchase price is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values, with the excess recorded as goodwill. If applicable, we estimate the fair value of contingent consideration payments in determining the purchase price. Contingent consideration is then adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses in our consolidated statements of operations. Acquisition related costs are expensed as incurred.
Concentrations of Risks
Our financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. Although we deposit cash with multiple banks, these deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and bear minimal risk.
No single customer represented over 10% of our total revenue for any period presented.
In order to reduce the risk of downtime of the products we provide, we have established data centers in various geographic regions. We have internal procedures to restore products in the event of disaster at any of our data center facilities. We serve our customers and users from data center facilities operated either by us or third parties, which are located in Mesa, Scottsdale and Phoenix, Arizona; Los Angeles, California; Ashburn, Virginia; Singapore and Amsterdam, The Netherlands. Even with these procedures for disaster recovery in place, the availability of our products could be significantly interrupted during the implementation of restoration procedures.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued a converged standard on revenue recognition from contracts with customers. The new standard’s core principle is the recognition of revenue when promised goods or services are transferred to customers in an amount reflecting the consideration to which a company expects to be entitled in exchange for those goods or services. Furthermore, this new standard will require enhanced disclosures and will provide additional guidance for multiple-element revenue arrangements. Companies will need to use more judgment than is required under existing guidance. These judgments may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This new standard permits the use of either the retrospective or cumulative effect transition method. We expect the guidance will be effective for us in the first quarter of 2017 and early adoption is not permitted. We have not yet selected a transition method and are currently evaluating the impact of this new standard on our consolidated financial statements.
In August 2014, the FASB issued new guidance regarding disclosure of uncertainties about an entity’s ability to continue as a going concern. This guidance defines management’s responsibility to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. We do not expect the adoption of this guidance, effective for us in 2017, to have a material impact on our consolidated financial statements.

3.	Acquisitions
2014 Acquisition
In August 2014, we completed an acquisition for consideration consisting of cash of $42.0 million and contingent consideration of up to an additional $3.0 million payable upon the achievement of specified milestones. We recognized a liability of $2.3 million representing the estimated fair value of the contingent consideration at the acquisition date. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the acquisition date with $33.6 million attributed to goodwill, which is deductible for income tax purposes, $10.8 million to identified intangible assets and $0.1 million of net liabilities assumed. The identified intangible assets, which primarily include developed technology and customer relationships valued using either income- or cost-based approaches, have a total weighted-average amortization period of 4.5 years. The acquisition is expected to provide enhanced online capabilities to our customers, and goodwill was primarily attributable to synergies expected to arise after the acquisition.
2013 Acquisitions
Media Temple
In October 2013, we completed the acquisition of 100% of the stock of Media Temple, Inc., a provider of website hosting and other cloud-based products, for consideration of $94.5 million in cash. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.
The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the acquisition date with $66.5 million attributed to goodwill, which is not deductible for income tax purposes, $35.2 million to identified intangible assets, $7.4 million to property and equipment, $8.1 million to deferred revenue, $7.6 million to net deferred tax liabilities resulting primarily from the non-deductibility of intangible assets amortization expense and $1.1 million to other net assets acquired. The identified intangible assets, which primarily include customer relationships, developed technology and trade names valued using income-based approaches, have a total weighted-average amortization period of 4.9 years. Goodwill was primarily attributable to the value of the assembled workforce along with the creation of expanded market opportunities for our various products.
Fair values and useful lives assigned to intangible assets were based on the estimated value and use of these assets by a market participant. The property and equipment balance of $7.4 million includes a decrease of $1.3 million from historical carrying amounts necessary to present these assets at fair value. The fair value of the deferred revenue of $8.1 million was determined using a cost-plus profit approach, which estimated the cost to fulfill the obligations plus a normal profit margin, which resulted in a $2.7 million reduction from the historic deferred revenue balance. We recognize this deferred revenue over the periods required to satisfy the acquired customer obligations.
Other Acquisitions
During 2013, we completed four other acquisitions for total aggregate consideration consisting of: (1) cash of $64.0 million; (2) 365 LLC Units valued at $4.1 million; (3) warrants for the purchase of 126 LLC Units valued at $0.6 million; and (4) the assumption of vested options valued at $0.2 million. These acquisitions are not material to our results of operations, and as a result, no proforma financial information is presented.
The aggregate purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the respective acquisition dates with $45.8 million attributed to goodwill, of which $30.8 million is not deductible for income tax purposes, $24.5 million to identified intangible assets and $1.4 million of net liabilities assumed. The identified intangible assets, which include branding, developed technology and customer relationships valued using either income- or cost-based approaches, have a total weighted-average amortization period of 4.1 years. Goodwill was primarily attributable to synergies expected to arise after the acquisitions and the value of assembled workforces.
In connection with one of the acquisitions, we issued 618 LLC Units valued at $7.0 million subject to employment-based vesting over a period of 30 months following the acquisition date. As vesting of these awards is subject to continuing employment, we record equity-based compensation expense over the vesting period, which is included in the amounts shown in Note 6.
2012 Acquisition
During 2012, we completed an acquisition for consideration consisting of $17.8 million in cash and 186 LLC Units valued at $1.9 million. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the acquisition date with $9.8 million attributed to identified intangible assets, $9.4 million to goodwill, which is deductible for income tax purposes, and $0.5 million to other net assets acquired. The identified intangible assets, which include developed technology, customer relationships and trade names valued using income-based approaches, have a total weighted-average amortization period of 4.8 years. Goodwill was primarily attributable to synergies expected to arise after the acquisition and the value of the assembled workforce.

4.	Goodwill and Intangible Assets
The following table summarizes changes in our goodwill balance:

Balance at December 31, 2012	$1,515.3
Goodwill related to acquisitions	112.3
Balance at December 31, 2013	1,627.6
Goodwill related to acquisitions	33.6
Balance at December 31, 2014	$1,661.2
Intangible assets are summarized as follows:

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	$445.0
Finite-lived intangible assets:
Customer relationships	334.0	$87.3	246.7
Developed technology	201.6	68.5	133.1
Trade names	10.8	0.6	10.2
Other	1.1	0.1	1.0
	$992.5	$156.5	$836.0

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	$445.0
Finite-lived intangible assets:
Customer relationships	336.9	$143.1	193.8
Developed technology	209.5	107.4	102.1
Trade names	10.9	2.8	8.1
Other	1.1	0.4	0.7
	$1,003.4	$253.7	$749.7
Customer relationships, developed technology, trade names and other intangible assets have weighted-average useful lives from the date of purchase of 103 months, 65 months, 59 months and 36 months, respectively. Amortization expense was $63.5 million, $90.4 million and $97.2 million during 2012, 2013 and 2014, respectively. The weighted-average remaining amortization period for amortizable intangible assets was 56 months as of December 31, 2014.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Based on the balance of finite-lived intangible assets at December 31, 2014, expected future amortization expense is as follows:

Year Ending December 31:
2015	$91.8
2016	81.9
2017	47.2
2018	39.4
2019	24.0
Thereafter	20.4
$304.7

5.	Members’ Interest
Pursuant to the terms of the Desert Newco, LLC agreement (LLC Agreement), the members’ interest consists of a single class of units. A member is entitled to one vote for each unit held by such member, with a majority vote required to approve matters such as, among other things, the issuance of additional units, an initial public offering, the sale of Desert Newco, the incurrence of certain additional indebtedness, the payment of any distributions and the acquisition or sale of certain assets. At December 31, 2013 and 2014 there were 127,559 and 129,003 LLC Units outstanding, respectively.
The LLC Agreement also provides for our profits or losses to generally be allocated among the members in accordance with each member’s proportionate share. Distributions approved by the members shall be made on a pro-rata basis in accordance with each member’s proportionate share.
In May 2014, Desert Newco’s board of directors authorized a $350.0 million distribution to holders of LLC Units and to holders of certain assumed options, including amounts to be paid in future periods as certain restricted units vest. During 2014, we paid $349.0 million in cash distributions, and at December 31, 2014, had remaining unpaid distributions of $1.0 million. Holders of other equity-based awards received an approximate $2.60 per unit adjustment to the exercise price of their awards, in accordance with the antidilution provisions of the Desert Newco, LLC 2011 Unit Incentive Plan (the Unit Incentive Plan), which is equivalent to the per unit amount of the cash distribution. These equitable adjustments preserved the intrinsic value among all equity-based awards. The distribution was considered an equity restructuring, and accordingly, modification accounting was applied. We evaluated whether any additional equity-based compensation expense would need to be recognized, to the extent the fair value of any modified awards plus the cash to be received (if applicable) exceeded the fair value of the original awards before the modification. Our evaluation concluded that no material additional equity-based compensation expense was required as a result of the modification.
The equity restructuring was in accordance with a pre-existing contractual antidilution provision; therefore, the cash paid will not impact our earnings per share computation and the changes to the options not receiving a cash award will be accounted for by increasing the denominator in our earnings per share computation using the treasury stock method.

6.	Equity-Based Compensation Plans
Desert Newco’s board of directors adopted the Unit Incentive Plan and has reserved 27,546 LLC Units for issuance as awards thereunder. An additional 9,401 LLC Units were authorized for the Rollover Options. As of December 31, 2014, 6,092 LLC Units were available for issuance as future awards.
We grant options vesting solely upon the continued employment of the recipient (Time Options) as well as options vesting upon the achievement of predetermined annual or cumulative financial-based targets coinciding with our fiscal year (Performance Options). According to the award terms, 20% of the Time Options vest on each of the five successive anniversaries of the vesting commencement date, and 20% of the Performance Options vest based on the achievement of predetermined performance targets in each of the successive five fiscal years. In the event the performance targets are not achieved in any given year, the Performance Options for such year will subsequently vest upon the achievement of cumulative performance targets in the following fiscal year. Vesting of the Time Options and Performance Options is also subject to acceleration in the event of a change in control.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Each of these options, whether Time Options or Performance Options, have a contractual term of ten years and are granted with an exercise price equal to the fair value of the LLC Units on the grant date. Both the Time Options and Performance Options are subject to various provisions by which we may require an employee, upon termination, to sell us any vested options or LLC Units received upon exercise of the options at amounts specified in the Unit Incentive Plan based upon the reason for the termination. Equity-based compensation expense is recognized through the expected vesting date of each option.
During 2012, we exercised our rights to repurchase LLC Units acquired through the exercise of certain Rollover Options held by two former executives. We paid $18.4 million to repurchase these units, representing the fair value of the underlying LLC Units as of the date of repurchase, less the exercise price of the options. During 2012, 2013 and 2014, we paid $0, $0.4 million and $1.6 million, respectively, to repurchase LLC Units acquired through the exercise of options by other employees.
In addition to the repurchase rights common to all unit options, certain of our executive officers had an additional right in the event their employment was terminated due to disability or upon death prior to the earlier of a change in control or the third anniversary of an initial public offering. Under this additional right, such officers, or others on their behalf, had the right to require us to repurchase their owned LLC Units and vested unit options at a price equal to the fair market value less any applicable exercise price of each such unit. Since we did not control these repurchase rights, the owned LLC Units and vested unit options held by the executives were classified outside of members’ equity as redeemable units in our consolidated balance sheets, valued at their intrinsic value of $58.3 million at December 31, 2013. In December 2014, each of the executive officers waived this additional right, and as a result, the amounts have been reclassified from redeemable units to members’ interest.
In connection with certain acquisitions, we assumed the option plans of acquired companies. In these cases, the assumed options were converted into Desert Newco options maintaining the existing vesting terms and intrinsic value at the time of acquisition. During 2012, 2013 and 2014, we assumed option grants totaling 198, 167 and 0, respectively. Equity-based compensation expense related to assumed options is included in the totals below.
The following table summarizes our option activity:

	Number of LLC Units	Weighted- Average Grant- Date Fair Value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	21,039		$5.23
Grants, including 198 assumed in acquisitions	1,135	$5.08	6.70
Exercises	(2,465)		2.58
Forfeitures	(3,421)		7.41
Outstanding at December 31, 2012	16,288		5.27
Grants, including 167 assumed in acquisitions	10,777	4.98	8.32
Exercises	(228)		5.09
Forfeitures	(1,032)		7.93
Outstanding at December 31, 2013	25,805		6.42
Grants	4,787	7.82	16.70
Exercises	(1,760)		4.26
Forfeitures	(2,184)		8.14
Outstanding at December 31, 2014	26,648		8.27	8.0	$265.1
Vested at December 31, 2014	11,388		4.97	7.5	150.9
During 2014, we also granted 87 RSUs with a weighted-average grant-date fair value of $16.11 per unit.
We apply the straight-line attribution method to recognize compensation costs associated with awards not subject to graded vesting. For awards subject to graded vesting and performance based awards, we recognize compensation costs separately for each vesting tranche. We also estimate when and if performance based awards will be earned. If an award is not considered

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

probable of being earned, no amount of equity-based compensation is recognized. If the award is deemed probable of being earned, related equity-based compensation expense is recorded over the estimated service period.
During 2012, 2013 and 2014, we recognized $11.7 million, $16.4 million and $30.1 million of equity-based compensation expense, respectively, including $0, $0, and $3.7 million, respectively, of additional expense resulting from the modification of certain awards. At December 31, 2014, total unrecognized compensation expense related to non-vested unit awards was $50.3 million with an expected remaining weighted-average recognition period of approximately three years. During 2013, we determined the performance targets relating to a portion of our Performance Options would not be met, and accordingly, reversed $1.8 million of previously recognized equity-based compensation expense. We currently believe the performance targets related to all other Performance Options will be achieved. If such targets are not achieved, or are subsequently determined to not be probable of being achieved, no equity-based compensation expense relating to Performance Options will be recognized, and any previously recognized equity-based compensation expense will be reversed.

7.	Deferred Revenue
Deferred revenue consists of the following:

	December 31,
	2013	2014
Current:
Domains	$421.7	$462.9
Hosting and presence	231.7	283.4
Business applications	48.9	75.1
	$702.3	$821.4
Noncurrent:
Domains	$247.5	$266.8
Hosting and presence	113.1	131.5
Business applications	23.3	30.9
	$383.9	$429.2

8.	Long-Term Debt
Long-term debt consists of the following:

	December 31,
	2013	2014
Term Loan due May 13, 2021 (effective interest rate of 5.4% and 5.2% at December 31, 2013 and 2014, respectively)	$832.8	$1,094.5
9% Note payable to Holdings due December 15, 2019 (Senior Note)	300.0	300.0
Revolving Credit Loan due May 13, 2019 (effective interest rate of 4.0% at December 31, 2014)	—	75.0
Total	1,132.8	1,469.5
Less unamortized original issue discounts on long-term debt(1)	(47.4)	(50.6)
Less current portion of long-term debt	(1.5)	(5.0)
	$1,083.9	$1,413.9

(1)	Original issue discounts are amortized to interest expense over the life of the related debt instruments using the effective interest method.
Term Loan and Revolving Credit Loan
We originally entered into our secured credit agreement (the Credit Facility) on December 16, 2011, consisting of a $750.0 million original balance term loan maturing on December 16, 2018 (the Term Loan) and an available $75.0 million revolving credit loan maturing on December 16, 2016 (the Revolving Credit Loan). The Term Loan was issued at a 5% discount on the face of the note at the time of original issuance for net proceeds totaling $712.5 million. We refinanced the Term Loan on multiple

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

occasions lowering our effective interest rate. Additionally, on October 1, 2013, we borrowed an additional $100.0 million on the Term Loan, bringing the then outstanding principal balance to $835.0 million. Our evaluations determined modification accounting applied for each refinancing and the additional borrowing. Modifications occurring less than one year apart were evaluated against the terms of the debt in place on year prior.
On May 13, 2014, we amended our Credit Facility to increase the Term Loan to $1,100.0 million and the available capacity on the Revolving Credit Loan to $150.0 million. The amended Term Loan was issued at a 0.5% discount on the face of the note, providing net incremental proceeds of $263.8 million. At the same time, we borrowed $75.0 million on the Revolving Credit Loan. The maturity dates of the Term Loan and Revolving Credit Loan were extended to May 13, 2021 and May 13, 2019, respectively. Borrowings under the refinanced Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.75% per annum or (b) 2.75% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate, or (iii) one-month LIBOR plus 1.0%. The interest rate margins will be reduced by 0.50% should we complete a qualified initial public offering and meet certain leverage criteria. In addition, a 1.0% pre-payment premium is payable during the twelve months following this amendment under certain circumstances.
In evaluating the May 2014 amendment, we compared the net present value cash flows of the Term Loan in place one year prior to the date of the amendment and the amended Term Loan, which varied by less than 1%, and concluded the loans were not substantially different. As a result, we accounted for the Term Loan amendment as a debt modification and fees paid to the lenders of $5.4 million were recorded as an additional discount on the Term Loan. In addition, as a result of the additional borrowing capacity of the Revolving Credit Loan, we accounted for the Revolving Credit Loan amendment as a modification. We incurred $1.6 million of financing-related fees related to the modification of the Revolving Credit Loan, which were recorded as an asset to be amortized to interest expense over the life of the related debt using the effective interest method.
In addition to paying interest on outstanding principal under the Term Loan, we are required to pay a commitment fee to the lenders under the Revolving Credit Loan for any unutilized commitments. The commitment fee rate is 0.50% per annum and is reduced to 0.375% per annum upon our achievement of certain financial ratios.
The Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, insurance or condemnation proceeds and proceeds from the incurrence of certain debt.
The Credit Facility contains certain covenants, including, among other things, covenants limiting our ability to incur additional indebtedness, sell assets, incur additional liens, make certain fundamental changes, pay distributions and make certain investments. Additionally, the Credit Facility also requires us to maintain certain financial ratios. All obligations under the Credit Facility are unconditionally guaranteed by the assets of substantially all of our subsidiaries. At December 31, 2014, we were not in violation of any covenants of the Credit Facility.
The estimated fair value of the Term Loan was $1,080.8 million at December 31, 2014 based on observable market prices for this loan, which is traded in a less active market and is therefore classified as a Level 2 fair value measurement. The estimated fair value of the Revolving Credit Loan approximates its book value at December 31, 2014 based on borrowing rates currently available for loans with similar terms, which are classified as a Level 2 fair value measurement.
Senior Note
On December 16, 2011 we issued the Senior Note to Holdings at a 4% discount on the face of the note at the original issue for net proceeds totaling $288.0 million. The Senior Note bears interest at a rate of 9% with interest payments made on a quarterly basis and matures with the outstanding principal of $300.0 million payable on December 15, 2019. We may redeem some or all of the Senior Note at any time at redemption premiums ranging from 100% to 104.5%. In addition, we may be required to redeem the Senior Note at 101% of the aggregate principal amount outstanding in the event of certain change in control events.
The Senior Note contains certain covenants, including, among other things, covenants limiting the ability of our subsidiaries, and effectively limiting our ability to incur additional indebtedness, issue disqualified stock, guarantee indebtedness by certain restricted subsidiaries, engage in transactions with affiliates, sell assets, incur additional liens and pay distributions. All obligations under the Senior Note are unconditionally guaranteed by the assets of substantially all of our subsidiaries. At December 31, 2014, we were not in violation of any covenants of the Senior Note.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

The estimated fair value of the Senior Note was $313.5 million at December 31, 2014 based on observable market prices of similar debt instruments traded in less active markets, which are classified as Level 2 fair value measurements.
Debt Issue Costs
In conjunction with the original issuance of the Term Loan, Revolving Credit Loan and Senior Note during 2011 and the modification of the Revolving Credit Loan in May 2014, we incurred a total of $10.7 million of financing-related fees recorded as an asset to be amortized to interest expense over the life of the related debt using the effective interest method. As of December 31, 2014, we have $6.7 million of unamortized financing fees.
Future Debt Maturities
Aggregate principal payments, exclusive of any unamortized original issue discounts, due on long-term debt as of December 31, 2014 are as follows:

Year Ending December 31:
2015	$11.0
2016	11.0
2017	11.0
2018	11.0
2019	386.0
Thereafter	1,039.5
$1,469.5

9.	Commitments and Contingencies
Lease Financing Obligation
In April 2013, we entered into an 11 year lease agreement for new office space in Tempe, Arizona under which we occupied the total available space commencing in September 2014. The lease agreement allows for rent abatement during the first full year, with rent payments of $0.3 million per month thereafter, consisting of both base rent and a tenant improvement allowance. The lease provides us with two consecutive options to extend the term for five years each. In the event we choose to extend the term of the lease, the monthly rent for each additional term will be based on 95% of the then-prevailing market rate.
As a result of our involvement during the construction period, we were considered to be the owner of the construction project for accounting purposes. Upon completion of construction in September 2014, we did not meet the sale-leaseback criteria for derecognition of the building assets and liabilities; therefore, we were required to record an asset representing the total cost of the building paid by the lessor and the lease is accounted for as a financing obligation. We capitalized $18.1 million of construction costs incurred by the lessor, which are being depreciated over an estimated useful life of 40 years. Rent payments are treated as principal and interest payments on the lease financing obligation, with an amount recorded as estimated land lease expense each period. The lease financing obligation at the end of the lease term will approximate the net book value of the building to be relinquished to the lessor. As of December 31, 2014, the lease financing obligation totaled $18.7 million, which is included in other long-term liabilities in our consolidated balance sheets.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Future minimum payments under this lease as of December 31, 2014 are as follows:

Year Ending December 31:
2015	$1.9
2016	3.2
2017	3.2
2018	3.2
2019	3.2
Thereafter	19.3
Total minimum payments	$34.0
Leases
We lease office space, data center space (including commitments for specified levels of power), vehicles and certain computer equipment under operating and capital leases expiring at various dates through September 2026. Total operating lease rent expense was $33.2 million, $29.6 million and $39.3 million during 2012, 2013 and 2014, respectively.
Future minimum lease obligations under capital leases and non-cancelable operating leases with initial terms in excess of one year at December 31, 2014 are as follows:

Year Ending December 31:	Capital Leases	Operating Leases
2015	$7.0	$36.4
2016	6.2	25.6
2017	2.9	14.6
2018	0.5	9.3
2019	—	6.5
Thereafter	—	23.8
Total minimum payments	16.6	$116.2
Less: amount representing interest	(0.7)
Capital lease obligation	$15.9
Service Agreements
We have entered into long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwidth and other services. Under these arrangements, we are required to make periodic payments. Future minimum obligations under these non-cancelable agreements with initial terms in excess of one year at December 31, 2014 are as follows:

Year Ending December 31:
2015	$18.3
2016	5.6
2017	1.6
2018	0.2
2019	—
Thereafter	—
Total minimum payments	$25.7
Litigation
From time-to-time, we are a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. While the results of such normal course claims and legal proceedings cannot be predicted with certainty,

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

management does not believe, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably possible potential losses above the amount accrued for such matters would be material to our consolidated financial statements. Regardless of the outcome, legal proceedings may have an adverse effect on us because of defense costs, diversion of management resources and other factors.
In December 2014, we entered into a settlement agreement with an insurance carrier under which we would receive $7.5 million. As a result of this settlement, we reduced general and administrative expenses by $5.1 million in 2014, representing the total costs incurred to-date. We also recorded $2.4 million in other long-term liabilities in our consolidated balance sheets, as this amount represents our current best estimate of the potential future losses. The full amount of the settlement was recorded in prepaid expenses and other current assets in our consolidated balance sheets, and was received from the insurance carrier in January 2015.
Indemnifications
In the normal course of business, we have made certain indemnities under which we may be required to make payments in relation to certain transactions. These include indemnities to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred significant obligations under indemnification provisions historically, and do not expect to incur significant obligations in the future. Accordingly, no liability has been recorded for any of these indemnities.
We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. Other than as disclosed, we have not historically incurred any material costs as a result of such commitments and have not accrued any liabilities related to such obligations in our consolidated financial statements.
Indirect Taxes
We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are subject to change. In the future, we may come under audit, which could result in changes to our indirect tax estimates. We believe we maintain adequate indirect tax reserves to offset potential liabilities that may arise upon audit. Although we believe our indirect tax estimates and associated reserves are reasonable, the final determination of indirect tax audits and any related litigation could be different than the amounts established for indirect tax contingencies. We continually evaluate those jurisdictions in which nexus exists, and in July 2014 implemented processes to collect sales taxes from our customers where a requirement to do so exists.
In 2013, we recorded a sales tax liability of $26.5 million, reflecting our best estimate of the probable liability, based on an analysis of our business activities, revenues likely subject to sales taxes and applicable regulations in each taxing jurisdiction. Of this amount, $10.1 million related to periods prior to December 16, 2011 and was indemnified by Holdings, for which an indemnification asset was recognized.
During 2014, we continued our process of evaluating those jurisdictions in which nexus exists, and where products are taxable under applicable tax regulations. We revised our sales tax liability calculation and identified an error related to the over accrual of the sales tax liability and related indemnification asset as of December 31, 2013. Based on this additional analysis, we determined $6.4 million of the amount recorded in 2013 was in error, of which $2.9 million related to periods indemnified by Holdings and $1.8 million related to 2012. We reversed $3.5 million of previously recorded expense for sales taxes to correct this error based on our revised analysis, and determined the amounts related to prior annual and interim periods were not material to our consolidated financial statements.
During 2014, we made payments totaling $17.2 million to various jurisdictions for sales tax liabilities relating to prior periods. We recorded an expense of $4.1 million to increase our sales tax liability for current period sales activity and reduced our

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

liability by $1.2 million due to changes in estimates. We also received $6.6 million from Holdings as payment for the indemnified portion of the sales tax liability, and as a result, agreed to release Holdings from its indemnification obligation for certain transaction-based taxes. As of December 31, 2014, our estimated sales tax liability was $5.9 million, which reflects our best estimate of the probable liability based on an analysis of our business activities, revenues subject to sales taxes and applicable regulations in each jurisdiction. Due to the complexity and uncertainty surrounding indirect tax laws, we believe it is reasonably possible we have incurred additional losses related to indirect taxes; however, we are not able to estimate a range of the loss.
Off-Balance Sheet Arrangements
As of December 31, 2013 and 2014, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our consolidated financial statements.

10.	Defined Contribution Plan
We maintain a defined contribution 401(k) plan covering all eligible employees, who may contribute up to 100% of their compensation, subject to limitations established by the Internal Revenue Code. We match employee contributions on a discretionary basis. Expense for our matching contributions was $6.1 million, $6.8 million and $7.7 million during 2012, 2013 and 2014, respectively.

11.	Income Taxes
Desert Newco is structured generally as a limited liability company taxed as a partnership for U.S. income tax purposes. Under these provisions, it is considered a pass-through entity and generally does not pay corporate income taxes on its taxable income in most jurisdictions. Desert Newco is liable for income taxes in certain foreign countries, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities.
The domestic and foreign components of loss before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
U.S. loss before tax	$(278.5)	$(203.3)	$(148.9)
Foreign income (loss) before tax	(0.8)	2.3	2.8
Loss before income taxes	$(279.3)	$(201.0)	$(146.1)
Benefit for income taxes consists of the following:

	Year Ended December 31,
	2012	2013	2014
Current:
Federal	$(0.1)	$(0.1)	$(0.1)
State	—	—	(0.3)
Foreign	(0.8)	(1.9)	(3.6)
	(0.9)	(2.0)	(4.0)
Deferred:
Federal	0.4	2.9	4.9
State	0.1	0.4	1.7
Foreign	0.6	(0.2)	0.2
	1.1	3.1	6.8
Benefit for income taxes	$0.2	$1.1	$2.8
Our effective income tax rate differs from statutory rates primarily due to Desert Newco’s pass-through entity structure for U.S. income tax purposes, while being treated as taxable in certain states and various foreign countries as well as for certain subsidiaries. In all foreign countries except Canada, we operate through legal entities disregarded for U.S. income tax purposes,

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

and are subject to income tax in both the local country and the U.S. Our foreign tax is based primarily on U.S. sales to foreign countries.
Components of our benefit for income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Expected benefit at federal statutory tax rate (34%)	$95.0	$68.3	$49.7
Effect of rates due to pass through entities	(94.7)	(66.0)	(45.8)
Foreign earnings taxed at lower rates	(0.1)	(1.8)	(2.5)
State taxes, net of federal benefit	0.1	0.4	1.5
Other	(0.1)	0.2	(0.1)
Benefit for income taxes	$0.2	$1.1	$2.8
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Because of Desert Newco’s pass-through status, these differences relate primarily to its taxable subsidiaries and certain foreign entities. Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net operating losses	$16.0	$13.9
Employee compensation	0.1	0.7
Depreciation	—	0.1
Credits and incentives	—	0.3
Other	0.6	0.9
	16.7	15.9
Deferred tax liabilities:
Identified intangibles	(20.1)	(13.5)
Depreciation	(1.0)	—
	(21.1)	(13.5)
Net deferred tax assets (liabilities)	$(4.4)	$2.4
As of December 31, 2014, our taxable subsidiaries have federal and state net operating loss carryforwards for income tax purposes of approximately $36.5 million and $25.8 million, respectively, some of which are subject to various annual limitations under Section 382 of the Internal Revenue Code as well as state and foreign tax laws. If not utilized, the federal net operating loss carryforwards will begin to expire in 2028. The majority of the state net operating losses are attributable to California and will begin to expire in 2031.
Deferred tax assets relate primarily to net operating losses acquired as part of certain acquisitions. In the evaluation of the need for a valuation allowance, we determined it is more likely than not we would realize our deferred tax asset related to certain loss carryforwards. These loss carryforwards are attributable to specific subsidiaries in the taxing jurisdictions where the loss carryforwards exist. Evaluating both positive and negative evidence and most notably, the expected deficit by the specific subsidiaries from a cumulative loss position and continued future projections of positive income, we determined it was more likely than not these loss carryforwards would be realized.
In September 2013, the U.S. Treasury and the Internal Revenue Service issued final regulations regarding the deduction and capitalization of expenditures related to tangible property. The final regulations under Internal Revenue Code Sections 162, 167 and 263(a) apply to amounts paid to acquire, produce or improve tangible property as well as to dispositions of such property. These regulations were effective for us beginning in 2014, and we have determined they did not have a material impact on our consolidated financial statements.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Desert Newco is subject to an operating agreement put in place at the date of the Merger. The agreement has numerous provisions related to allocations of income and loss, as well as timing and amounts of distributions to its owners. This agreement also includes a provision requiring cash distributions enabling its owners to pay their taxes on income passing through from Desert Newco. This provision requires distributions based on a tax rate equal to the maximum combined federal, state and local tax rate applicable to an individual or corporation resident in New York City, whichever is higher. As of December 31, 2014, this rate was approximately 57%. Further, this distribution is based on the owner whose taxable income passing through from Desert Newco is the highest. Taxable income for any tax year is derived only after reducing all income passing through from Desert Newco by cumulative losses previously passed through.
At the time of the Merger, the Funds purchased their interests in Desert Newco in a taxable transaction, thereby receiving a step-up for tax purposes in the basis of the portion of assets they acquired. This step-up in tax basis allows the Funds to receive additional tax deductions not available to Holdings. As a result, Holdings will report more taxable income than the Funds. Because of these additional tax deductions, the Funds may report tax losses in some years even though Holdings reports taxable income passing through from Desert Newco.
The required tax distribution is determined by applying the tax rate referred to above against the income of the partners passed through by Desert Newco. The cumulative taxable income passing through to the partners, particularly Holdings, did not exceed cumulative losses previously passed through; therefore, no tax distributions were required to be paid during 2012, 2013 and 2014.
Uncertain Tax Positions
We have filed income tax returns for all years through 2013. Our income tax returns remain open to examination as follows: U.S. federal, 2011 through 2013; U.S. states, 2010 through 2013 and various immaterial foreign jurisdictions, 2009 through 2013. Currently we are under audit by the Internal Revenue Service for the year ended December 31 2012. As we are considered a pass-through entity, the results of this audit are not likely to have a material impact on our consolidated financial statements.
Tax positions are evaluated using a two-step process. We first determine whether it is more-likely-than-not a position will be sustained upon examination by tax authorities. If a tax position meets this threshold, it is then measured to determine the amount of provision or benefit to be recognized in the financial statements.
Based on this analysis, we determined we were not required to record a liability related to uncertain income tax positions during any of the periods presented. Although we believe the amounts reflected in our income tax returns substantially comply with applicable federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to the provision or benefit for income taxes in the period in which a final determination is made.

12.	Loss Per Share
Basic loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during the period. Diluted loss per share is computed giving effect to all potential weighted average dilutive shares, including options, RSUs and warrants. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method. Diluted loss per share for all periods presented is the same as basic loss per share as the inclusion of potentially issuable shares would be antidilutive.
For purposes of calculating loss per share for periods prior to the IPO, we treated the Reorganization Transactions as a merger of entities under common control. Therefore, we have retrospectively reflected loss per share as though these transactions had occurred as of the earliest period presented. For all periods prior to the IPO, we allocated our historical net loss between the Class A stockholders and the non-controlling interest based on their respective share ownership. For these allocations, the weighted average shares of Class A common stock outstanding was based upon the number of LLC Units held by the Reorganization Parties, while the weighted average shares of Class B common stock outstanding for the non-controlling interest was based upon the LLC Units held by the Continuing LLC Owners. These calculations do not consider the 26,000 shares of Class A common stock sold in our IPO.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

A reconciliation of the denominator used in the calculation of basic and diluted loss per share is as follows:

	Year Ended December 31,
	2012	2013	2014
Numerator:
Net loss	$(279.1)	$(199.9)	$(143.3)
Less: net loss attributable to non-controlling interests	(193.2)	(138.6)	(100.1)
Net loss attributable to GoDaddy Inc.	$(85.9)	$(61.3)	$(43.2)

Denominator:
Weighted-average shares of Class A common stock outstanding—basic	38,826	38,826	38,826
Effect of dilutive securities	—	—	—
Weighted-average shares of Class A common stock outstanding—diluted	38,826	38,826	38,826

Net loss per share of Class A common stock—basic and diluted	$(2.21)	$(1.58)	$(1.11)
During 2012, 2013, and 2014, we had 6,135, 5,232 and 10,519 weighted-average potentially dilutive shares, respectively, which were excluded from the calculation of diluted loss per share because the effect of including such potentially dilutive shares would have been antidilutive.
Shares of Class B common stock do not share in our earnings and are not participating securities. Accordingly, separate presentation of loss per share of Class B common stock under the two-class method has not been presented. Each share of Class B common stock (together with a corresponding LLC Unit) is exchangeable for one share of Class A common stock. The shares of Class B common stock were determined to be antidilutive under the if-converted and two-class methods; therefore, they are not included in the computation of net loss per share.

	December 31, 2013(1)	December 31, 2014(1)
Class A common stock	38,826	38,826
Class B common stock	88,733	90,177
	127,559	129,003

(1)	Shares for December 31, 2013 and 2014 have been retrospectively adjusted to give effect to the Reorganization Transactions.

13.	Geographic Information
Revenue by geography is based on the address of the customer. The following sets forth our total revenue by geographic area:

	Year Ended December 31,
	2012	2013	2014
U.S.	$713.8	$864.7	$1,042.2
International	197.1	266.1	345.1
	$910.9	$1,130.8	$1,387.3
No international country represented more than 10% of total revenue in any period presented. Substantially all of our assets are located in the U.S.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

14.	Related Party Transactions
Affiliates of certain of the Funds participate as lenders under our Credit Facility. Amounts paid to the Funds related to their participation as lenders were as follows:

	Year Ended December 31,
	2012	2013	2014
Principal	$10.5	$16.7	$0.2
Interest and other fees	3.3	1.5	1.5
Debt financing fees	—	0.5	0.7
As of December 31, 2013 and 2014, the Funds held $29.4 million and $29.1 million, respectively, of the outstanding principal balance of the Term Loan and $0 and $5.0 million, respectively, of the outstanding principal balance of the Revolving Credit Loan as participating lenders.
On December 16, 2011, we entered into a transaction and monitoring fee agreement expiring December 16, 2021 with affiliates of certain of the Funds pursuant to which those entities provide management and advisory services. Under the terms of this agreement, among other things, we are obligated to pay to those entities an aggregate annual management fee of $2.0 million, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the provision of services under the agreement. We paid $2.3 million, $2.2 million and $2.3 million under this arrangement during 2012, 2013 and 2014, respectively. In accordance with the terms of the agreement, we are obligated to make a final payment of approximately $26.4 million in connection with the termination of this agreement in the event of the effectiveness of an initial public offering prior to the tenth anniversary of the agreement equal to the present value of the management fees that would have been payable to affiliates of certain of the Funds during the ten year period following termination. In addition, on December 16, 2011, we entered into a separate indemnification agreement with the parties to the monitoring agreement, pursuant to which we agreed to provide customary indemnification to such parties and their affiliates.
We received consulting services from an affiliate of one of the Funds. We paid $0.9 million, $3.1 million and $0.1 million under this arrangement during 2012, 2013 and 2014, respectively.
On December 16, 2011, we entered into a services agreement pursuant to which we are obligated to provide customary benefits to our founder and to reimburse up to $0.5 million of business expenses annually. Holdings participated as a lender under our Credit Facility until March 2013 and we also pay interest to Holdings under the Senior Note. Payments made to Holdings under these arrangements were as follows:

	Year Ended December 31,
	2012	2013	2014
Interest on the Senior Note	$27.0	$27.0	$27.0
Principal payments under the Credit Facility	0.5	49.5	—
Interest and other fees under the Credit Facility	2.2	0.5	—
Expense reimbursements	—	0.1	—
In addition, Holdings has indemnified us for certain taxes related to periods prior to December 16, 2011 and we have agreed to provide customary indemnification to our founder related to his service to us.

15.	Subsequent Events
In preparing our consolidated financial statements, we evaluated subsequent events for recognition and measurement purposes through February 24, 2015, the date the independent auditors’ report was originally issued and the consolidated financial statements were originally issued. After the original issuance of the consolidated financial statements and through November 24, 2015, we evaluated subsequent events requiring disclosure in the accompanying consolidated financial statements. Except as described below, we have concluded there are no subsequent events requiring disclosure.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

Equity Based Compensation Plans
Our Board adopted the GoDaddy Inc. 2015 Equity Incentive Plan (the 2015 Plan), which became effective on March 31, 2015 upon the effectiveness of the Registration Statement. We reserved a total of 6,050 shares of Class A common stock for issuance pursuant to the 2015 Plan. In addition, the shares reserved for issuance include 4,235 shares reserved but unissued under the Unit Incentive Plan plus up to 28,133 shares rolled over from the Unit Incentive Plan and from certain other option plans assumed in connection with acquisitions. The number of shares reserved for issuance under the 2015 Plan will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 20,571 shares, (ii) 4% of the total shares of common stock outstanding as of the last day of the year preceding the increase date or (iii) such other number of shares determined by our Board.
Our Board adopted the GoDaddy Inc. 2015 Employee Stock Purchase Plan (the ESPP), which became effective on March 31, 2015 upon the effectiveness of the Registration Statement. We reserved a total of 2,000 shares of Class A common stock for issuance pursuant to the ESPP. The number of shares reserved for issuance under the ESPP will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 1,000 shares, (ii) 1% of the total shares of common stock outstanding as of the last day of the year preceding the increase date or (iii) such other number of shares determined by our Board.
During 2015, we granted options to purchase an aggregate of 3,356 shares of Class A common stock with a weighted-average exercise price of $22.37 per option, which is equal to the fair market value of the stock on the date of grant. The weighted-average grant date fair value of these awards was determined to be $9.18 per option, which will be recognized as compensation expense over the required future service period of each award, taking into account the probability of our achievement of the associated predetermined performance targets.
Reverse Split of LLC Units
Desert Newco’s board of directors approved a one-for-two reverse split of all outstanding LLC Units, which became effective on March 11, 2015. Accordingly, every two outstanding LLC Units have been combined into one unit, the number of LLC Units underlying each outstanding option and RSU has been proportionately decreased on a one-for-two basis and the exercise price of each outstanding option has been proportionately increased on a one-for-two basis. All unit and per unit amounts have been adjusted, on a retroactive basis, to reflect this one-for-two reverse split.
Organizational Transactions
On April 7, 2015, in connection with the completion of the IPO, we completed the Reorganization Transactions described in Note 1.
Desert Newco Recapitalization
The New LLC Agreement, among other things, appointed us as Desert Newco’s sole managing member and reclassified all outstanding LLC Units as non-voting units. Although we have a minority economic interest in Desert Newco, as the sole managing member, we have the sole voting power in, and control the management of, Desert Newco. As a result, beginning in the second quarter of 2015, we will consolidate Desert Newco’s financial results and report a non-controlling interest related to the portion of Desert Newco we do not own.
On February 23, 2015, our Board approved a restated certificate of incorporation (the Restated Certificate of Incorporation), which became effective on March 31, 2015 immediately prior to the effectiveness of the Registration Statement on Form S-1 (the Registration Statement) filed in connection with the IPO. The Restated Certificate of Incorporation authorized the issuance of up to 1,000,000 shares of Class A common stock, up to 500,000 shares of Class B common stock and up to 50,000 shares of undesignated preferred stock, each having a par value of $0.001 per share. Shares of Class A common stock have both economic and voting rights. Shares of Class B common stock have no economic rights, but do have voting rights. Holders of Class A and Class B common stock are entitled to one vote per share and, except as otherwise required, will vote together as a single class on all matters on which stockholders generally are entitled to vote.
The Restated Certificate of Incorporation also established a classified board of directors, divided into three classes, the members of each of which will serve for staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

The Restated Certificate of Incorporation and the New LLC Agreement requires Desert Newco and GoDaddy to, at all times, maintain (i) a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Units owned by GoDaddy and (ii) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Units owned by the Continuing LLC Owners. Shares of Class B common stock may be issued only to the extent necessary to maintain such ratios. Shares of Class B common stock are transferable only together with an equal number of LLC Units and will be canceled on a one-for-one basis if we, at the election of a Continuing LLC Owner, exchange LLC Units for shares of Class A common stock.
The New LLC Agreement also revised the tax rate applicable to the tax distributions we are required to make to the holders of LLC Units, as described in Note 11. These tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including, solely in the case of an owner of Holdings as of February 9, 2015, the 3.8% tax on net investment income to the extent such tax is applicable to the income allocable to such owner) and (ii) 7%, which represents an assumed blended state income tax rate. The assumed income tax rate currently totals 46.6%, which would increase to 50.4% with respect to a current owner of Holdings if the tax on net investment income were to apply.
Investor Corp Mergers
As noted above, we acquired, by merger, the Reorganization Parties, to which we issued an aggregate of 38,826 shares of Class A common stock as consideration for the 38,826 aggregate LLC Units held by such entities. Upon consummation of the Investor Corp Mergers, we recognized the 38,826 LLC Units at carrying value, as these transactions are considered to be between entities under common control.
We also acquired the tax attributes of the Reorganization Parties, which are recorded generally as deferred tax assets at the time of the Investor Corp Mergers. These attributes include net operating losses, tax credit carryforwards and the original basis adjustments (the OBAs) arising from the original acquisition of LLC Units by the Reorganization Parties, as described below.
Tax Receivable Agreements
Concurrent with the completion of the IPO, we became a party to five Tax Receivable Agreements (TRAs). Four of the TRAs are between us and each of the four Reorganization Parties, with the fifth being between us and the Continuing LLC Owners. The TRAs provide for payment to the Reorganization Parties and the Continuing LLC Owners of approximately 85% of the amount of the calculated tax savings, if any, we will realize due to the Investor Corp Mergers and any future exchanges of LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock.
In the Investor Corp Mergers, we acquired the OBAs created when the Reorganization Parties acquired their original LLC Units. These OBAs entitle us to the depreciation and amortization previously allocable to the Reorganization Parties. To the extent this depreciation and amortization is used to reduce our taxable income, thereby resulting in actual tax savings, we will be required to pay the Reorganization Parties approximately 85% of such savings.
Based on projections of taxable income estimated as of the date of the IPO, and before deduction of any specially allocated depreciation and amortization, we anticipate having enough taxable income to utilize a significant portion of these specially allocated deductions related to the original OBAs. Accordingly, we recorded an initial liability of $170.4 million payable to the Reorganization Parties under the TRAs, representing approximately 85% of the calculated tax savings based on the portion of the OBAs we anticipate being able to utilize in future years. This liability will be adjusted based on changes in anticipated future taxable income and changes in the applicable interest rates required to be used in determining the liability under the TRAs.
We expect to obtain an increase in our share of the tax basis of Desert Newco’s assets when the Continuing LLC Owners exchange LLC Units (together with the corresponding shares of Class B common stock). When we acquire LLC Units from the Continuing LLC Owners, we expect both the OBAs and the anticipated basis adjustments will increase, for tax purposes, our depreciation and amortization deductions, reducing the amount of future income tax we would otherwise be required to pay. This increase in tax basis will create additional deferred tax assets and additional liability under the TRAs of approximately 85% of the calculated tax savings for the expected use of these additional deductions. The increase in tax basis may also decrease gains, or increase losses, on future dispositions of certain assets to the extent tax basis is allocated to those assets.
As described above, based on projections of taxable income as of the date of the IPO, we anticipates we will utilize a significant portion of the OBAs allocated to us in the form of additional depreciation and amortization deductions. These deductions are allowed prior to the utilization of any net operating loss or tax credit carryforward against income taxes. Accordingly, we have recorded a liability reflecting the portion of the calculated tax savings we expect to owe to the Reorganization Parties under the TRAs. Because we anticipate these additional depreciation and amortization deductions being

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except unit and share amounts which are reflected in thousands and per unit and per share amounts)

greater than our taxable income for many years, the excess deductions allocated to us will increase the amount of our net operating loss carryforwards, also increasing the deferred tax assets described above as these excess deductions are realized.
As a result of the Reorganization Transactions and the IPO, we acquired LLC Units and are required to recognize deferred tax assets and liabilities for the difference between the financial reporting and tax basis of our investment in Desert Newco at the investor level. Based on our limited operating history, cumulative pre-tax losses and future projections of taxable income, we believe there is significant uncertainty as to when we will be able to utilize the net operating losses acquired in the Investor Corp Mergers. Therefore, after considering all available positive and negative evidence impacting the future realization of deferred tax assets, we have concluded it is more-likely-than-not these deferred tax assets will not be realized. Accordingly, a valuation allowance has been recorded at the date of the IPO against all of these deferred tax assets.
Initial Public Offering
As discussed in Note 1, we completed an IPO of 26,000 shares of Class A common stock at a public offering price of $20.00 per share, which includes 2,500 shares purchased by certain of Desert Newco’s existing owners, who are affiliates of members of our Board. We received $491.8 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly-issued LLC Units from Desert Newco at a price per unit equal to the IPO price, including 1,250 LLC Units purchased by our wholly-owned subsidiary, GD Subsidiary Inc. Immediately following the completion of the IPO, there were 64,826 shares of Class A common stock outstanding, and we held 64,826 LLC Units, representing an approximate 42% ownership interest in Desert Newco. Additionally, immediately following the completion of the IPO, there were 90,425 shares of Class B common stock outstanding, equivalent to the number of LLC Units not held by us, representing the approximate remaining 58% ownership interest in Desert Newco.
Desert Newco, at our direction, used the proceeds from our purchase of LLC Units following the IPO for the following:

•
to pay the legal, accounting, printing and other professional fees incurred in connection with the completion of the IPO, including $1.3 million and $0.1 million paid on behalf of affiliates of certain of the Funds and Bob Parsons, respectively;

•
to make a final aggregate payment of $26.7 million to affiliates of certain of the Funds upon the termination of the transaction and monitoring fee agreement in connection with the completion of the IPO;

•	to make a payment of $3.0 million to Bob Parsons, upon the termination of the executive chairman services agreement in connection with the completion of the IPO;

•	to make a payment totaling $316.0 million to repay the Senior Note, including the related prepayment premium and accrued interest;

•	to make a payment of $75.0 million to repay all amounts drawn on the Revolving Credit Loan; and

•	to make a payment of $28.1 million to complete an acquisition.
In connection with the repayment of the Senior Note, we recorded a $21.4 million loss on debt extinguishment.
Business Acquisitions
During 2015, we completed three acquisitions for total aggregate consideration consisting of cash of $29.2 million and additional earn-out payments subject to the achievement of certain revenue targets.
Purchase of Intangible Assets
During 2015, we purchased a customer-related intangible asset for $22.5 million in cash and additional earn-out payments of up to $16.7 million subject to the achievement of certain customer conversion milestones.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid
SEC registration fee	$14,074
Legal fees and expenses	110,000
Accounting fees and expenses	75,000
Miscellaneous	15,000
Total	$214,074
Item 14. Indemnification of Directors and Officers.
The Registrant’s amended and restated certificate of incorporation contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.
Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.
The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.
The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
See also the undertakings set out in response to Item 17 herein.
Item 15. Recent Sales of Unregistered Securities.
On June 2, 2014, GoDaddy Inc. issued 1,000 shares of its Class A common stock to Desert Newco, LLC for $1.00. Such shares were subsequently redeemed as part of the reorganization transactions that were effected in connection with its initial public offering.
On March 31, 2015, GoDaddy Inc. issued 90,425,288 shares of its Class B common stock to the Continuing LLC Owners as part of the reorganization transactions that were effected in connection with its initial public offering.
In April and October 2015, GoDaddy Inc. issued a total of 80,004 shares of Class A common stock pursuant to net exercises of outstanding warrants at per share exercise prices of $7.44.

The issuance of such shares of Class A common stock and Class B common stock was not registered under the Securities Act of 1933, as amended, the Securities Act, because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.
Item 16. Exhibits and Financial Statement Schedules.
(a)    Exhibits.
The Registrant filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement, which is incorporated by reference herein.
(b)    Financial Statement Schedules.
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
Item 17. Undertakings.
The Registrant hereby undertakes:
(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on December 17, 2015.

GODADDY INC.

By:	/s/ Blake J. Irving
Blake J. Irving
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

	Signature	Title	Date
	/s/ Blake J. Irving	Chief Executive Officer and Director (Principal Executive Officer)	December 17, 2015
Blake J. Irving
	/s/ Scott W. Wagner	Chief Financial Officer (Principal Financial Officer)	December 17, 2015
Scott W. Wagner
	*	Chief Accounting Officer (Principal Accounting Officer)	December 17, 2015
Matthew B. Kelpy
	*	Director	December 17, 2015
Bob Parsons
	*	Director	December 17, 2015
Herald Y. Chen
	*	Director	December 17, 2015
Richard H. Kimball
	*	Director	December 17, 2015
Gregory K. Mondre
	*	Director	December 17, 2015
John I. Park
	*	Director	December 17, 2015
Elizabeth S. Rafael
	*	Director	December 17, 2015
Charles J. Robel
	*	Director	December 17, 2015
Lee Wittlinger

*By:	/s/ Scott W. Wagner
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1(1)	Reorganization Agreement, by and among GoDaddy Inc., Desert Newco, LLC and certain other parties named therein, dated as of March 31, 2015
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant
3.2(1)	Amended and Restated Bylaws of the Registrant
4.1(2)	Form of common stock certificate of the Registrant
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1(1)	Third Amended and Restated Limited Liability Company Agreement of Desert Newco, LLC, dated as of March 31, 2015
10.2(1)	Stockholder Agreement, by and among GoDaddy Inc., Desert Newco, LLC and the other parties named therein, dated as of March 31, 2015
10.3(1)	Tax Receivable Agreement (Exchanges), by and among GoDaddy Inc. and the other parties named therein, dated as of March 31, 2015
10.4(1)	Tax Receivable Agreement (KKR Co-Invest Reorganization), by and among GoDaddy Inc. and GDG Co-Invest Blocker, L.P., dated as of March 31, 2015
10.5(1)	Tax Receivable Agreement (KKR Reorganization) dated as of March 31, 2015, by and among GoDaddy Inc. and KKR 2006 GDG Blocker L.P.
10.6(1)	Tax Receivable Agreement (SLP Reorganization), by and among GoDaddy Inc. and SLP III Kingdom Feeder I, L.P., dated as of March 31, 2015
10.7(1)	Tax Receivable Agreement (TCV Reorganization), by and among GoDaddy Inc. and TCV VII A L.P., dated as of March 31, 2015
10.8(1)	Exchange Agreement, by and among GoDaddy Inc., Desert Newco, LLC and the holders of Units (as defined therein), dated as of March 31, 2015
10.9(1)	Amended and Restated Registration Rights Agreement, by and among GoDaddy Inc., Desert Newco, LLC and each of the other parties signatory thereto, dated as of March 31, 2015
10.10+(3)	2015 Equity Incentive Plan, and form of agreements thereunder
10.11+(4)	2011 Unit Incentive Plan, and form of agreements thereunder
10.12+(4)	Locu, Inc. Amended and Restated 2011 Equity Incentive Plan, and form of agreements thereunder
10.13+(4)	Bootstrap, Inc. 2008 Stock Plan, and form of agreements thereunder
10.14(3)
Transaction and Monitoring Fee Agreement, dated December 16, 2011, by and between Go Daddy Operating Company, LLC, Kohlberg Kravis Roberts & Co. L.P., Silver Lake Management Company III, and TCV VII Management, LLC

10.15(2)	Restated and Amended Executive Chairman Services Agreement, dated March 4, 2015, by and between Desert Newco, LLC and Bob Parsons
10.16(4)
Amendment No. 4 to Credit Agreement, including as Annex A, the First Amended and Restated Credit Agreement, dated as of May 13, 2014, by and among Desert Newco, LLC, Go Daddy Operating Company, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc., RBC Capital Markets, KKR Capital Markets LLC, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding Inc., and Citigroup Global Markets, Inc.

10.17(4)
Indenture, dated as of December 16, 2011, by and among Desert Newco, LLC, Go Daddy Operating Company, LLC, The Go Daddy Group, Inc. and the subsidiary guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the Supplemental Indenture dated May 13, 2014

10.18(6)	Registrar Accreditation Agreement, dated July 14, 2013, by and between GoDaddy.com, LLC and Internet Corporation for Assigned Names and Numbers
10.19(6)	.COM Registry-Registrar Agreement, dated July 5, 2012, by and between GoDaddy.com, LLC and VeriSign, Inc.
10.20(5)	Agreement, dated as of August 1, 2014, by and between The Go Daddy Group, Inc. and Desert Newco, LLC, and certain other parties named therein.
10.21+(3)	Annual Bonus Plan for 2013 and 2014
10.22(3)	Form of Indemnification Agreement
10.23+(3)	2015 Employee Stock Purchase Plan
10.24+(3)	Executive Incentive Compensation Plan

EXHIBIT INDEX (continued)

Exhibit Number	Description
10.25+(3)	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Blake Irving
10.26+(2)	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Scott Wagner
10.27+(3)	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Arne Josefsberg
10.28+(3)	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and Elissa Murphy
10.29+(3)	Offer Letter, dated October 8, 2014, by and between GoDaddy Inc. and Matthew B. Kelpy
10.30+(2)	The Go Daddy Group, Inc. 2006 Equity Incentive Plan
21.1(6)	List of subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)
24.1(7)	Power of Attorney

(1)	Incorporated by reference to Form 8-K filed by GoDaddy Inc. on April 6, 2015.

(2)	Incorporated by reference to Amendment No. 7 to the Registration Statement on Form S-1 filed by GoDaddy Inc. on March 19, 2015 (File No. 333-196615).

(3)	Incorporated by reference to Amendment No. 6 to the Registration Statement on Form S-1 filed by GoDaddy Inc. on February 24, 2015 (File No. 333-196615).

(4)	Incorporated by reference to Amendment No. 5 to the Registration Statement on Form S-1 filed by GoDaddy Inc. on February 13, 2015 (File No. 333-196615).

(5)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 filed by GoDaddy Inc. on August 14, 2014 (File No. 333-196615).

(6)	Incorporated by reference to the Registration Statement on Form S-1 filed by GoDaddy Inc. on June 9, 2014 (File No. 333-196615).

(7)	Previously filed.

+	Indicates a management contract or compensatory plan.